03036261

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
OCT 30 2003
1086

# FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
OCT 31 2003
THOMSON
FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for October 29, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

91611 AMT 2003-1
Form SE (Computational Materials)

## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 30, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________
Name: Ellen V. Kiernan
Title: Senior Vice President

## Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

# COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Aames Mortgage Trust, Series 2003-1

# $505,526,000 (Approximate)
# AAMES 2003-1
## SENIOR/SUBORDINATE CERTIFICATES
## 1M Libor Available Funds Floaters
## No Hard Cap – Act/360 – No Delay

*To 10% Call*

| Class | Approx. Size ($) (1) | Benchmark | Est. WAL(2) (yrs.) | Payment Window(2) (mos.) | Initial C/E (3) (%) | Initial Margin | Legal Final Maturity | Expected Ratings (Moody's/S&P)(4) |
|---|---|---|---|---|---|---|---|---|
| 1-A1(5) | 245,000,000 | 1M Libor | 1.20 | 1-33 | 17.85% | TBD | 10/25/2033 | Aaa/AAA |
| 1-A2(5) | 114,500,000 | (6) | 5.44 | 33-92 | 17.85% | (6) | 10/25/2033 | Aaa/AAA |
| 2-A1 (7) | 41,500,000 | 1M Libor | 1.20 | 1-33 | 17.85% | TBD | 10/25/2033 | Aaa/AAA |
| 2-A2 (7) | 18,910,000 | (8) | 5.41 | 33-92 | 17.85% | (8) | 10/25/2033 | Aaa/AAA |
| A-IO (9) | Notional | 6.00% | N/A | N/A | N/A | N/A | 10/25/2005 | Aaa/AAA |
| M1 | 31,947,000 | 1M Libor | 5.11 | 39-92 | 11.60% | TBD | 10/25/2033 | Aa2/AA |
| M2 | 25,557,000 | 1M Libor | 5.06 | 38-92 | 6.60% | TBD | 10/25/2033 | A2/A |
| M3 | 8,178,000 | 1M Libor | 5.05 | 38-92 | 5.00% | TBD | 10/25/2033 | A3/A- |
| M4 | 6,389,000 | 1M Libor | 5.04 | 37-92 | 3.75% | TBD | 10/25/2033 | Baa1/BBB+ |
| M5 | 6,389,000 | 1M Libor | 5.03 | 37-92 | 2.50% | TBD | 10/25/2033 | Baa2/BBB |
| B | 7,156,000 | 1M Libor | 4.71 | 37-91 | 1.10% | TBD | 10/25/2033 | Baa3/BBB- |

*To Maturity*

| Class | Approx. Size ($) (1) | Benchmark | Est. WAL(2) (yrs.) | Payment Window(2) (mos.) | Initial C/E (3) (%) | Initial Margin | Legal Final Maturity | Expected Ratings (Moody's/S&P)(4) |
|---|---|---|---|---|---|---|---|---|
| 1-A1(5) | 245,000,000 | 1M Libor | 1.20 | 1-33 | 17.85% | TBD | 10/25/2033 | Aaa/AAA |
| 1-A2(5) | 114,500,000 | (6) | 6.15 | 33-203 | 17.85% | (6) | 10/25/2033 | Aaa/AAA |
| 2-A1 (7) | 41,500,000 | 1M Libor | 1.20 | 1-33 | 17.85% | TBD | 10/25/2033 | Aaa/AAA |
| 2-A2 (7) | 18,910,000 | (8) | 6.07 | 33-195 | 17.85% | (8) | 10/25/2033 | Aaa/AAA |
| A-IO (9) | Notional | 6.00% | N/A | N/A | N/A | N/A | 10/25/2005 | Aaa/AAA |
| M1 | 31,947,000 | 1M Libor | 5.62 | 39-166 | 11.60% | TBD | 10/25/2033 | Aa2/AA |
| M2 | 25,557,000 | 1M Libor | 5.51 | 38-150 | 6.60% | TBD | 10/25/2033 | A2/A |
| M3 | 8,178,000 | 1M Libor | 5.40 | 38-128 | 5.00% | TBD | 10/25/2033 | A3/A- |
| M4 | 6,389,000 | 1M Libor | 5.30 | 37-118 | 3.75% | TBD | 10/25/2033 | Baa1/BBB+ |
| M5 | 6,389,000 | 1M Libor | 5.14 | 37-107 | 2.50% | TBD | 10/25/2033 | Baa2/BBB |
| B | 7,156,000 | 1M Libor | 4.71 | 37-91 | 1.10% | TBD | 10/25/2033 | Baa3/BBB- |

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 1.10%.

(4) All Classes of Certificates will be rated by Moody's and S&P.

(5) Class 1-A1 and Class 1-A2 are the Senior Certificates of Group 1.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A1 and Class 2-A2 are the Senior Certificates of Group 2.

(8) Class 2-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its margin. This margin may be increased if the 10% call is not exercised, as described herein.

(9) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

## Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2. Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order, and all Group 2 principal will be paid to the Class 2-A1 and Class 2-A2 Certificates, sequentially and in that order. After the Senior Certificates of either group have been reduced to zero, all principal from both groups will be paid to the Senior Certificates which remain outstanding, in the case of the Group 1 Senior Certificates to be paid sequentially to the Class 1-A1 and Class 1-A2 Certificates and in the case of the Group 2 Senior Certificates to be paid sequentially to the Class 2-A1 and Class 2-A2 Certificates. After the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2 Certificates have been reduced to zero, principal will be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order, and all Group 2 principal will be paid to the Class 2-A1 and Class 2-A2 Certificates, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached . After the Senior Certificates of either group have been reduced to zero, principal will be paid to the Senior Certificates which remain outstanding, in the case of the Group 1 Senior Certificates to be paid sequentially to the Class 1-A1 and Class 1-A2 Certificates and in the case of the Group 2 Senior Certificates to be paid sequentially to the Class 2-A1 and Class 2-A2 Certificates, until the Targeted Senior Enhancement Percentage has been reached. Principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

## Interest Payment Priority

The Interest Rates for Classes 1-A1, 2-A1, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class 1-A2 and Class 2-A2 Certificates for the first 24 Distribution Dates will be equal to the lesser of their stated fixed interest rates and the applicable Net Funds Cap. Beginning on October 25, 2005, the Class 1-A2 and Class 2-A2 Certificates will accrue interest at a rate equal to the lesser of (i) one-month LIBOR plus a margin and (ii) their applicable Net Funds Cap and beginning on November 25, 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2 and Class 2-A2 will be calculated on a [30/360] basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A2 Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on October 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1 and Group 2, Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class 1-A1, Class 1-A2 and Component A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class 2-A1, Class 2-A2 and Component A-IO (2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

## **Interest Payment Priority** (continued)

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall Amounts, to the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(9) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

## **Class A-IO Notional Amounts**

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

| Distribution Dates | A-IO(1) Notional Amount | A-IO(2) Notional Amount | Total Notional Amount |
|---|---|---|---|
| 1-6 | 105,027,405 | 17,648,595 | 122,676,000 |
| 7-12 | 78,770,553 | 13,236,447 | 92,007,000 |
| 13-18 | 52,513,702 | 8,824,298 | 61,338,000 |
| 19-24 | 26,256,851 | 4,412,149 | 30,669,000 |

On and after the 25[h] distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1 and 2. The A-IO(1) Component Notional Balance will be approximately 86% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 14% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

## Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

## Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of [ ]%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

| Month | Approximate Notional Balance ($) |
|---|---|
| 1 | N/A |
| 2 | |
| 3 | |
| 4 | |
| 5 | |
| 6 | |
| 7 | |
| 8 | |
| 9 | |
| 10 | |
| 11 | |
| 12 | |

| Month | Approximate Notional Balance ($) |
|---|---|
| 13 | |
| 14 | |
| 15 | |
| 16 | |
| 17 | |
| 18 | |
| 19 | |
| 20 | |
| 21 | |
| 22 | |
| 23 | |
| 24 | |

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

## Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 clause (b) will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 2-A2 clause (b) will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC Insured Mortgage Loan.

## Origination and Servicing

All of the mortgage loans were originated by Aames and as of the closing date all mortgage loans will be serviced by Wilshire.

## Mortgage Insurance

Approximately 68.2% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC). This coverage will generally reduce the LTV of the insured loans to 60%.

## Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

## Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

## Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A1and 2-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

## Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

## 10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class 1-A1 and Class 2-A1 will double, the margins on Class 1-A2 and Class 2-A2 will increase by 0.25%, and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

# Credit Enhancement

## Subordination

Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A1 and 2-A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

## Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 1.10% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 1.10% of the Cut-Off Date Balance and (ii) 2.20% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

## Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels set by the rating agencies.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

| | | |
|---|---|---|
| 1-A1<br>Aaa/AAA<br>Libor Floater<br>(Group 1) | 2-A1<br>Aaa/AAA<br>Libor Floater<br>(Group 2) | A-IO<br>Aaa/AAA<br>6.00% Interest<br>Rate |
| 1-A2<br>Aaa/AAA<br>Fixed-Floating<br>(Group 1) | 2-A2<br>Aaa/AAA<br>Fixed-Floating<br>(Group 2) | |

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A1 and 2-A2.

| |
|---|
| M1<br>Aa2/AA<br>Libor Floater |
| M2<br>A2/A<br>Libor Floater |
| M3<br>A3/A-<br>Libor Floater |
| M4<br>Baa1/BBB+<br>Libor Floater |
| M5<br>Baa2/BBB<br>Libor Floater |
| B<br>Baa3/BBB-<br>Libor Floater |

Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

## Contacts

| | | |
|---|---|---|
| ***MBS Trading*** | Dan Wallace | (212) 526-8315 |
| | Matt Miller | (212) 526-8315 |
| | Rishi Bansal | (212) 526-8315 |
| | Alar Randmere | (212) 526-8315 |
| | Sumit Chhabra | (212) 526-8315 |
| ***Syndicate*** | Kevin White | (212) 526-9519 |
| | Bob Caldwell | (212) 526-9519 |
| | Dan Covello | (212) 526-9519 |
| ***MBS Banking*** | Ellen Kiernan | (212) 526-4279 |
| | Jenna Levine | (212) 526-1453 |
| | David Wong | (212) 526-6414 |

| ***Summary of Terms*** | |
|---|---|
| *Issuer:* | Aames 2003-1 |
| *Depositor:* | Structured Asset Securities Corporation |
| *Trustee:* | U.S. Bank |
| *Master Servicer:* | Aurora Loan Services |
| *Credit Risk Manager:* | The MurrayHill Company |
| *Underwriter:* | Lehman Brothers Inc. |
| *Distribution Date:* | 25th of each month, or the next succeeding Business Day<br>First Payment Date: November 25, 2003 |
| *Cut-Off Date:* | October 1, 2003 |
| *Statistical Calculation Date:* | September 1, 2003 |
| *Expected Pricing Date:* | October [ ], 2003 |
| *Closing Date:* | October [27], 2003 |
| *Settlement Date:* | October [27], 2003 through DTC, Euroclear or Cedel Bank |
| *Delay Days:* | 0 day delay – All Classes |
| *Dated Date:* | October 25, 2003 |
| *Day Count:* | Actual/360 on Classes 1-A1, 2-A1, M1, M2, M3, M4, M5 and B<br>30/360 on Classes 1-A2, 2-A2 and Class A-IO |
| *Collection Period:* | 2nd day of prior month through 1st day of month of such distribution |
| *Servicing Fee:* | 0.50% of the Group principal balance annually |
| *Trustee Fee:* | [0.004]% of the Group principal balance annually |

| Summary of Terms (continued) | |
|---|---|
| *Clearing/Registration:* | Book-entry through DTC, Euroclear, and Cedel |
| *Denomination:* | Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A1 and 2-A2 Certificates. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO. |
| *SMMEA Eligibility:* | None of the classes are expected to be SMMEA eligible |
| *ERISA Eligibility:* | The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible. |
| *Tax Status:* | REMIC for Federal income tax purposes |

| *Sensitivity Analysis – To 10% Call* | | | | | |
|---|---|---|---|---|---|
| Prepayment Assumption [(1)] | 50% | 75% | **100%** | 125% | 150% |
| Class 1-A1 | | | | | |
| Avg. Life (yrs) | 2.47 | 1.65 | 1.20 | 0.94 | 0.76 |
| Window (mos) | 1-73 | 1-49 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 10/25/2009 | 10/25/2007 | 6/25/2006 | 11/25/2005 | 6/25/2005 |
| Class 1-A2 | | | | | |
| Avg. Life (yrs) | 10.80 | 7.40 | 5.44 | 4.00 | 2.81 |
| Window (mos) | 73-177 | 49-123 | 33-92 | 26-72 | 21-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class 2-A1 | | | | | |
| Avg. Life (yrs) | 2.47 | 1.65 | 1.20 | 0.93 | 0.75 |
| Window (mos) | 1-74 | 1-49 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 11/25/2009 | 10/25/2007 | 6/25/2006 | 11/25/2005 | 6/25/2005 |
| Class 2-A2 | | | | | |
| Avg. Life (yrs) | 10.81 | 7.38 | 5.41 | 3.97 | 2.78 |
| Window (mos) | 74-177 | 49-123 | 33-92 | 26-72 | 21-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M1 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.11 | 4.47 | 4.50 |
| Window (mos) | 57-177 | 38-123 | 39-92 | 43-72 | 47-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M2 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.06 | 4.28 | 3.96 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 40-72 | 41-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M3 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.05 | 4.20 | 3.78 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 39-72 | 40-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M4 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.04 | 4.17 | 3.72 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 38-72 | 39-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M5 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.03 | 4.16 | 3.67 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 38-72 | 38-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class B | | | | | |
| Avg. Life (yrs) | 9.23 | 6.27 | 4.71 | 3.87 | 3.43 |
| Window (mos) | 57-176 | 38-122 | 37-91 | 37-71 | 37-57 |
| Expected Final Mat. | 5/25/2018 | 11/25/2013 | 4/25/2011 | 8/25/2009 | 6/25/2008 |

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

| *Sensitivity Analysis – To 10% Call*[1] | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| Class 1-A1 | | | |
| Avg. Life (yrs) | 1.56 | 0.99 | 0.71 |
| Window (mos) | 1-46 | 1-27 | 1-19 |
| Expected Final Mat. | 7/25/2007 | 12/25/2005 | 4/25/2005 |
| Class 1-A2 | | | |
| Avg. Life (yrs) | 7.00 | 4.31 | 2.49 |
| Window (mos) | 46-117 | 27-76 | 19-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class 2-A1 | | | |
| Avg. Life (yrs) | 1.58 | 1.00 | 0.72 |
| Window (mos) | 1-47 | 1-28 | 1-20 |
| Expected Final Mat. | 8/25/2007 | 1/25/2006 | 5/25/2005 |
| Class 2-A2 | | | |
| Avg. Life (yrs) | 7.06 | 4.35 | 2.50 |
| Window (mos) | 47-117 | 28-76 | 20-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M1 | | | |
| Avg. Life (yrs) | 6.33 | 4.56 | 4.42 |
| Window (mos) | 37-117 | 42-76 | 49-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M2 | | | |
| Avg. Life (yrs) | 6.33 | 4.41 | 3.93 |
| Window (mos) | 37-117 | 39-76 | 42-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M3 | | | |
| Avg. Life (yrs) | 6.33 | 4.36 | 3.70 |
| Window (mos) | 37-117 | 38-76 | 40-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M4 | | | |
| Avg. Life (yrs) | 6.33 | 4.33 | 3.62 |
| Window (mos) | 37-117 | 38-76 | 39-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M5 | | | |
| Avg. Life (yrs) | 6.33 | 4.32 | 3.57 |
| Window (mos) | 37-117 | 37-76 | 38-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class B | | | |
| Avg. Life (yrs) | 5.94 | 4.04 | 3.33 |
| Window (mos) | 37-116 | 37-75 | 37-53 |
| Expected Final Mat. | 5/25/2013 | 12/25/2009 | 2/25/2008 |

**(1) All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

## Sensitivity Analysis – To Maturity

| Prepayment Assumption [1] | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| Class 1-A1 | | | | | |
| Avg. Life (yrs) | 2.47 | 1.65 | 1.20 | 0.94 | 0.76 |
| Window (mos) | 1-73 | 1-49 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 10/25/2009 | 10/25/2007 | 6/25/2006 | 11/25/2005 | 6/25/2005 |
| Class 1-A2 | | | | | |
| Avg. Life (yrs) | 11.89 | 8.31 | 6.15 | 4.56 | 3.27 |
| Window (mos) | 73-316 | 49-260 | 33-203 | 26-161 | 21-131 |
| Expected Final Mat. | 1/25/2030 | 5/25/2025 | 8/25/2020 | 2/25/2017 | 8/25/2014 |
| Class 2-A1 | | | | | |
| Avg. Life (yrs) | 2.47 | 1.65 | 1.20 | 0.93 | 0.75 |
| Window (mos) | 1-74 | 1-49 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 11/25/2009 | 10/25/2007 | 6/25/2006 | 11/25/2005 | 6/25/2005 |
| Class 2-A2 | | | | | |
| Avg. Life (yrs) | 11.85 | 8.24 | 6.07 | 4.47 | 3.17 |
| Window (mos) | 74-312 | 49-252 | 33-195 | 26-153 | 21-122 |
| Expected Final Mat. | 9/25/2029 | 9/25/2024 | 12/25/2019 | 6/25/2016 | 11/25/2013 |
| Class M1 | | | | | |
| Avg. Life (yrs) | 10.61 | 7.35 | 5.62 | 4.88 | 4.86 |
| Window (mos) | 57-285 | 38-217 | 39-166 | 43-131 | 47-106 |
| Expected Final Mat. | 6/25/2027 | 10/25/2021 | 7/25/2017 | 8/25/2014 | 7/25/2012 |
| Class M2 | | | | | |
| Avg. Life (yrs) | 10.52 | 7.26 | 5.51 | 4.63 | 4.24 |
| Window (mos) | 57-266 | 38-197 | 38-150 | 40-118 | 41-95 |
| Expected Final Mat. | 11/25/2025 | 2/25/2020 | 3/25/2016 | 7/25/2013 | 8/25/2011 |
| Class M3 | | | | | |
| Avg. Life (yrs) | 10.38 | 7.14 | 5.40 | 4.47 | 4.00 |
| Window (mos) | 57-237 | 38-171 | 38-128 | 39-101 | 40-81 |
| Expected Final Mat. | 6/25/2023 | 12/25/2017 | 5/25/2014 | 2/25/2012 | 6/25/2010 |
| Class M4 | | | | | |
| Avg. Life (yrs) | 10.24 | 7.03 | 5.30 | 4.37 | 3.88 |
| Window (mos) | 57-221 | 38-157 | 37-118 | 38-92 | 39-74 |
| Expected Final Mat. | 2/25/2022 | 10/25/2016 | 7/25/2013 | 5/25/2011 | 11/25/2009 |
| Class M5 | | | | | |
| Avg. Life (yrs) | 9.98 | 6.83 | 5.14 | 4.24 | 3.74 |
| Window (mos) | 57-203 | 38-143 | 37-107 | 38-83 | 38-67 |
| Expected Final Mat. | 8/25/2020 | 8/25/2015 | 8/25/2012 | 8/25/2010 | 4/25/2009 |
| Class B | | | | | |
| Avg. Life (yrs) | 9.23 | 6.27 | 4.71 | 3.87 | 3.43 |
| Window (mos) | 57-176 | 38-122 | 37-91 | 37-71 | 37-57 |
| Expected Final Mat. | 5/25/2018 | 11/25/2013 | 4/25/2011 | 8/25/2009 | 6/25/2008 |

**(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

| *Sensitivity Analysis – To Maturity*(1) | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| Class 1-A1 | | | |
| Avg. Life (yrs) | 1.56 | 0.99 | 0.71 |
| Window (mos) | 1-46 | 1-27 | 1-19 |
| Expected Final Mat. | 7/25/2007 | 12/25/2005 | 4/25/2005 |
| Class 1-A2 | | | |
| Avg. Life (yrs) | 7.86 | 4.89 | 2.83 |
| Window (mos) | 46-249 | 27-169 | 19-121 |
| Expected Final Mat. | 6/25/2024 | 10/25/2017 | 10/25/2013 |
| Class 2-A1 | | | |
| Avg. Life (yrs) | 1.58 | 1.00 | 0.72 |
| Window (mos) | 1-47 | 1-28 | 1-20 |
| Expected Final Mat. | 8/25/2007 | 1/25/2006 | 5/25/2005 |
| Class 2-A2 | | | |
| Avg. Life (yrs) | 7.94 | 4.94 | 2.85 |
| Window (mos) | 47-249 | 28-169 | 20-121 |
| Expected Final Mat. | 6/25/2024 | 10/25/2017 | 10/25/2013 |
| Class M1 | | | |
| Avg. Life (yrs) | 6.96 | 4.98 | 5.04 |
| Window (mos) | 37-207 | 42-137 | 49-98 |
| Expected Final Mat. | 12/25/2020 | 2/25/2015 | 11/25/2011 |
| Class M2 | | | |
| Avg. Life (yrs) | 6.88 | 4.78 | 4.19 |
| Window (mos) | 37-188 | 39-124 | 42-88 |
| Expected Final Mat. | 5/25/2019 | 1/25/2014 | 1/25/2011 |
| Class M3 | | | |
| Avg. Life (yrs) | 6.77 | 4.64 | 3.90 |
| Window (mos) | 37-162 | 38-106 | 40-75 |
| Expected Final Mat. | 3/25/2017 | 7/25/2012 | 12/25/2009 |
| Class M4 | | | |
| Avg. Life (yrs) | 6.66 | 4.54 | 3.77 |
| Window (mos) | 37-149 | 38-97 | 39-69 |
| Expected Final Mat. | 2/25/2016 | 10/25/2011 | 6/25/2009 |
| Class M5 | | | |
| Avg. Life (yrs) | 6.47 | 4.41 | 3.63 |
| Window (mos) | 37-135 | 37-88 | 38-63 |
| Expected Final Mat. | 12/25/2014 | 1/25/2011 | 12/25/2008 |
| Class B | | | |
| Avg. Life (yrs) | 5.94 | 4.04 | 3.33 |
| Window (mos) | 37-116 | 37-75 | 37-53 |
| Expected Final Mat. | 5/25/2013 | 12/25/2009 | 2/25/2008 |

**(1) All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

| *A-IO Sensitivity Analysis* [1] | |
|---|---|
| Price (%) [2] | Yield (%) |
| 7.205838 | 3.724 |
| 7.215838 | 3.542 |
| 7.225838 | 3.361 |
| 7.235838 | 3.180 |
| 7.245838 | 3.000 |
| 7.255838 | 2.820 |
| 7.265838 | 2.641 |
| 7.275838 | 2.463 |
| 7.285838 | 2.284 |
| Mod. Dur. | 0.76 [3] |

**(1) Shown at the Certificate pricing assumption as defined on page one.**

**(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**

**(3) Assumes a price of 7.245838% plus accrued interest.**

## Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

| Period | Group 1 Funds Cap (%) | Group 2 Funds Cap (%) | Mezz Funds Cap (%) | Period | Group 1 Funds Cap (%) | Group 2 Funds Cap (%) | Mezz Funds Cap (%) |
|---|---|---|---|---|---|---|---|
| 1 | N/A | N/A | N/A | 31 | 8.66252 | 8.50023 | 8.63917 |
| 2 | N/A | N/A | N/A | 32 | 8.94851 | 8.78070 | 8.92437 |
| 3 | N/A | N/A | N/A | 33 | 8.65719 | 8.49468 | 8.63381 |
| 4 | N/A | N/A | N/A | 34 | 8.94301 | 8.88305 | 8.93439 |
| 5 | N/A | N/A | N/A | 35 | 9.21157 | 9.14879 | 9.20254 |
| 6 | N/A | N/A | N/A | 36 | 9.20806 | 9.14512 | 9.19901 |
| 7 | N/A | N/A | N/A | 37 | 9.51138 | 9.44615 | 9.50200 |
| 8 | N/A | N/A | N/A | 38 | 9.20107 | 9.13776 | 9.19196 |
| 9 | N/A | N/A | N/A | 39 | 9.50417 | 9.43856 | 9.49473 |
| 10 | N/A | N/A | N/A | 40 | 9.19410 | 9.16496 | 9.18991 |
| 11 | N/A | N/A | N/A | 41 | 9.70715 | 9.71155 | 9.70778 |
| 12 | N/A | N/A | N/A | 42 | 10.74254 | 10.74719 | 10.74321 |
| 13 | N/A | N/A | N/A | 43 | 9.69874 | 9.70274 | 9.69932 |
| 14 | N/A | N/A | N/A | 44 | 10.01770 | 10.02161 | 10.01827 |
| 15 | N/A | N/A | N/A | 45 | 9.69037 | 9.69393 | 9.69088 |
| 16 | N/A | N/A | N/A | 46 | 10.00907 | 10.04789 | 10.01466 |
| 17 | N/A | N/A | N/A | 47 | 9.70074 | 9.71933 | 9.70342 |
| 18 | N/A | N/A | N/A | 48 | 9.69656 | 9.71490 | 9.69920 |
| 19 | N/A | N/A | N/A | 49 | 10.01547 | 10.03415 | 10.01816 |
| 20 | N/A | N/A | N/A | 50 | 9.68822 | 9.70604 | 9.69079 |
| 21 | N/A | N/A | N/A | 51 | 10.00687 | 10.02501 | 10.00949 |
| 22 | N/A | N/A | N/A | 52 | 9.67993 | 9.73112 | 9.68731 |
| 23 | N/A | N/A | N/A | 53 | 9.69430 | 9.72667 | 9.69897 |
| 24 | N/A | N/A | N/A | 54 | 10.35844 | 10.39272 | 10.36338 |
| 25 | 8.44044 | 8.21898 | 8.40858 | 55 | 9.68602 | 9.71777 | 9.69059 |
| 26 | 8.16626 | 7.95182 | 8.13541 | 56 | 10.00462 | 10.03711 | 10.00930 |
| 27 | 8.43649 | 8.21478 | 8.40459 | 57 | 9.67777 | 9.70890 | 9.68226 |
| 28 | 8.16243 | 7.94776 | 8.13155 | 58 | 9.99612 | 10.02795 | 10.00071 |
| 29 | 8.66787 | 8.50578 | 8.64455 | 59 | 9.67853 | 9.70004 | 9.68163 |
| 30 | 9.59361 | 9.41404 | 9.56777 | 60 | 9.67442 | 9.69562 | 9.67748 |

**(1) Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.**

**(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.**

## SASCO 2003-AM2 Collateral Summary -Aggregate

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 4,351 | **Primary Mortgage Insurance Coverage** | |
| **Total Outstanding Loan Balance** | $511,148,768 | Yes | 20.0% |
| **Average Loan Principal Balance** | $117,478 | No | 80.0% |
| **Fixed Rate** | 41.4% | | |
| **Adjustable Rate** | 58.6% | **Primary Mortgage Insurance Coverage** | |
| **Prepayment Penalty** | 79.5% | **(First Lien Loans with LTV > 80%)** | |
| **Weighted Average Coupon** | 7.7% | Yes | 68.2% |
| **Weighted Average Margin** | 6.3% | No | 31.8% |
| **Weighted Average Initial Periodic Cap** | 3.0% | | |
| **Weighted Average Periodic Cap** | 1.0% | **Prepayment Penalty** | |
| **Weighted Average Maximum Rate** | 13.6% | None | 20.5% |
| **Weighted Average Floor** | 7.6% | 0.001-1.000 | 6.1% |
| **Weighted Average Original Term (mo.)** | 343.7 | 1.001-2.000 | 45.3% |
| **Weighted Average Remaining Term (mo.)** | 341.8 | 2.001-3.000 | 28.0% |
| **Weighted Average Loan Age (mo.)** | 1.9 | 4.001-5.000 | 0.0% |
| **Weighted Average Combined LTV** | 80.5% | | |
| **Non-Zero Weighted Average FICO** | 611 | **Geographic Distribution** | |
| **Non-Zero Weighted Average DTI** | 40.7% | (Other states account individually for less than | |
| | | 4% of the Cut-off Date principal balance) | |
| **Lien Position** | | CA | 32.9% |
| First | 91.8% | FL | 16.0% |
| Second | 8.2% | TX | 7.9% |
| | | NY | 6.7% |
| **Product Type** | | WA | 4.1% |
| 2/28 ARM (LIBOR) | 55.9% | | |
| Fixed Rate | 41.4% | **Occupancy Status** | |
| 3/27 ARM (LIBOR) | 2.3% | Primary Home | 93.6% |
| 5/25 ARM (LIBOR) | 0.4% | Investment | 6.3% |
| 6 MO LIBOR ARM | 0.0% | Second Home | 0.1% |

## *Collateral Characteristics -Aggregate*

Collateral characteristics are listed below as of the Cut-off Date

| *Scheduled Principal Balances* | | | |
|---|---|---|---|
| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 0.01 - 50,000.00 | 1,084 | $33,691,021.54 | 6.59% |
| 50,000.01 - 100,000.00 | 1,230 | 90,122,422.43 | 17.63 |
| 100,000.01 - 150,000.00 | 801 | 98,761,806.14 | 19.32 |
| 150,000.01 - 200,000.00 | 528 | 90,773,810.01 | 17.76 |
| 200,000.01 - 250,000.00 | 335 | 74,497,634.49 | 14.57 |
| 250,000.01 - 300,000.00 | 156 | 42,432,101.59 | 8.30 |
| 300,000.01 - 350,000.00 | 101 | 32,598,018.00 | 6.38 |
| 350,000.01 - 400,000.00 | 61 | 22,758,222.90 | 4.45 |
| 400,000.01 - 450,000.00 | 31 | 13,227,209.00 | 2.59 |
| 450,000.01 - 500,000.00 | 20 | 9,622,643.97 | 1.88 |
| 550,000.01 - 600,000.00 | 1 | 591,514.74 | 0.12 |
| 600,000.01 - 650,000.00 | 1 | 618,987.17 | 0.12 |
| 700,000.01 - 750,000.00 | 2 | 1,453,375.66 | 0.28 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: $9,955.27
Maximum: $749,379.14
Weighted Average: $117,478.46

## *Collateral Characteristics- Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Mortgage Rates* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 101 | $20,532,593.55 | 4.02% |
| 5.501 - 6.000 | 206 | 41,408,393.82 | 8.10 |
| 6.001 - 6.500 | 338 | 63,119,355.25 | 12.35 |
| 6.501 - 7.000 | 439 | 78,624,743.27 | 15.38 |
| 7.001 - 7.500 | 400 | 61,889,435.08 | 12.11 |
| 7.501 - 8.000 | 554 | 80,224,454.66 | 15.69 |
| 8.001 - 8.500 | 348 | 42,948,822.75 | 8.40 |
| 8.501 - 9.000 | 335 | 36,495,732.78 | 7.14 |
| 9.001 - 9.500 | 230 | 20,058,676.65 | 3.92 |
| 9.501 - 10.000 | 254 | 16,945,653.44 | 3.32 |
| 10.001 - 10.500 | 144 | 8,950,110.94 | 1.75 |
| 10.501 - 11.000 | 140 | 7,238,489.44 | 1.42 |
| 11.001 - 11.500 | 143 | 5,865,117.20 | 1.15 |
| 11.501 - 12.000 | 299 | 11,495,041.86 | 2.25 |
| 12.001 - 12.500 | 204 | 8,490,067.63 | 1.66 |
| 12.501 - 13.000 | 112 | 3,723,093.77 | 0.73 |
| 13.001 - 13.500 | 98 | 2,971,312.01 | 0.58 |
| 13.501 - 14.000 | 4 | 125,243.42 | 0.02 |
| 14.001 - 14.250 | 1 | 31,638.03 | 0.01 |
| >= 14.251 | 1 | 10,792.09 | 0.00 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 4.500%
Maximum: 14.350%
Weighted Average: 7.750%

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Original Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| <= 170 | 11 | $785,058.84 | 0.15% |
| 171 - 180 | 175 | 13,682,709.11 | 2.68 |
| 181 - 240 | 1,141 | 47,001,310.25 | 9.20 |
| 241 - 300 | 5 | 492,779.44 | 0.10 |
| 301 - 360 | 3,019 | 449,186,910.00 | 87.88 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 120.0
Maximum: 360.0
Weighted Average: 343.7

| *Remaining Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| <= 170 | 11 | $785,058.84 | 0.15% |
| 171 - 180 | 175 | 13,682,709.11 | 2.68 |
| 181 - 240 | 1,141 | 47,001,310.25 | 9.20 |
| 241 - 300 | 5 | 492,779.44 | 0.10 |
| 301 - 360 | 3,019 | 449,186,910.00 | 87.88 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 118.0
Maximum: 360.0
Weighted Average: 341.8

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Combined Loan-to-Value Ratio* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 20.000 | 4 | $279,555.23 | 0.05% |
| 20.001 - 30.000 | 8 | 629,294.92 | 0.12 |
| 30.001 - 40.000 | 23 | 2,037,992.78 | 0.40 |
| 40.001 - 50.000 | 67 | 7,042,595.93 | 1.38 |
| 50.001 - 60.000 | 144 | 21,550,431.95 | 4.22 |
| 60.001 - 70.000 | 366 | 51,765,414.81 | 10.13 |
| 70.001 - 80.000 | 1,591 | 235,707,020.93 | 46.11 |
| 80.001 - 90.000 | 740 | 108,827,760.63 | 21.29 |
| 90.001 - 100.000 | 1,408 | 83,308,700.46 | 16.30 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 12.540%
Maximum: 100.000%
Weighted Average: 80.458%

| *FICO Score* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 451 - 500 | 9 | $1,356,285.53 | 0.27% |
| 501 - 550 | 675 | 90,210,499.08 | 17.65 |
| 551 - 600 | 1,083 | 129,322,106.51 | 25.30 |
| 601 - 650 | 1,474 | 161,157,631.30 | 31.53 |
| 651 - 700 | 842 | 93,078,082.82 | 18.21 |
| 701 - 750 | 200 | 27,278,268.59 | 5.34 |
| 751 - 800 | 66 | 8,539,890.58 | 1.67 |
| <= 801 | 2 | 206,003.23 | 0.04 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 498
Maximum: 810
Weighted Average: 611

## Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

| *Loan Purpose* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Cash Out Refinance | 2,102 | $292,358,438.23 | 57.20% |
| Purchase | 1,663 | 155,781,592.15 | 30.48 |
| Rate/Term Refinance | 586 | 63,008,737.26 | 12.33 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

| *Property Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Single Family | 3,925 | $457,996,598.25 | 89.60% |
| Condo | 278 | 30,523,603.99 | 5.97 |
| 2-4 Family | 125 | 19,780,135.69 | 3.87 |
| PUD | 22 | 2,759,177.99 | 0.54 |
| Manufactured Housing | 1 | 89,251.72 | 0.02 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

## Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

### States – Top 30

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| CA-S | 706 | $115,326,047.32 | 22.56% |
| FL | 770 | 81,900,219.01 | 16.02 |
| CA-N | 301 | 52,893,735.54 | 10.35 |
| TX | 522 | 40,133,219.44 | 7.85 |
| NY | 179 | 34,128,430.37 | 6.68 |
| WA | 199 | 21,012,064.89 | 4.11 |
| MA | 71 | 13,700,456.13 | 2.68 |
| VA | 91 | 12,614,096.94 | 2.47 |
| IL | 115 | 12,342,347.76 | 2.41 |
| MI | 112 | 10,803,184.41 | 2.11 |
| OH | 138 | 9,826,325.99 | 1.92 |
| NV | 84 | 9,467,572.14 | 1.85 |
| MN | 89 | 8,882,153.48 | 1.74 |
| CO | 71 | 7,559,283.12 | 1.48 |
| NJ | 38 | 7,434,323.92 | 1.45 |
| AZ | 87 | 7,363,160.94 | 1.44 |
| GA | 63 | 6,057,591.57 | 1.19 |
| MD | 47 | 5,770,067.23 | 1.13 |
| NC | 70 | 5,590,516.73 | 1.09 |
| CT | 41 | 5,032,517.29 | 0.98 |
| MO | 69 | 4,546,669.19 | 0.89 |
| PA | 54 | 4,067,417.72 | 0.80 |
| RI | 24 | 3,111,598.21 | 0.61 |
| OK | 45 | 2,952,107.77 | 0.58 |
| IN | 45 | 2,737,733.59 | 0.54 |
| TN | 46 | 2,704,481.04 | 0.53 |
| WI | 30 | 2,484,652.09 | 0.49 |
| OR | 20 | 2,454,450.21 | 0.48 |
| UT | 27 | 2,027,611.17 | 0.40 |
| LA | 28 | 1,778,606.88 | 0.35 |
| Other | 169 | 14,446,125.55 | 2.83 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Prepayment Penalty Description* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| None | 1,163 | $105,023,424.82 | 20.55% |
| 1% of Orig. Bal. | 94 | 6,081,417.34 | 1.19 |
| 1% of UPB | 113 | 10,744,188.90 | 2.10 |
| 2 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 10 | 1,120,014.37 | 0.22 |
| 2 Mos. Int. on UPB | 2 | 430,072.83 | 0.08 |
| 2% of UPB | 221 | 22,601,555.33 | 4.42 |
| 3 Mos. Int. on UPB | 61 | 12,818,231.99 | 2.51 |
| 3% of UPB | 2 | 251,599.14 | 0.05 |
| 5% 4% 3% 2% 1% | 13 | 343,987.20 | 0.07 |
| 5% of UPB | 50 | 3,187,756.49 | 0.62 |
| 6 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 2,090 | 283,149,257.25 | 55.39 |
| 6 Mos. Int. on UPB | 532 | 65,397,261.98 | 12.79 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

| *Documentation Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Full | 3,049 | $352,283,533.12 | 68.92% |
| No Documentation | 744 | 84,588,044.27 | 16.55 |
| Stated | 463 | 59,307,738.27 | 11.60 |
| Limited | 95 | 14,969,451.98 | 2.93 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Gross Margin* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 3.501 - 4.000 | 4 | $862,663.33 | 0.29% |
| 4.001 - 4.500 | 32 | 7,309,573.34 | 2.44 |
| 4.501 - 5.000 | 30 | 6,084,667.21 | 2.03 |
| 5.001 - 5.500 | 101 | 19,616,199.75 | 6.55 |
| 5.501 - 6.000 | 514 | 87,530,644.74 | 29.23 |
| 6.001 - 6.500 | 253 | 37,773,065.27 | 12.61 |
| 6.501 - 7.000 | 844 | 113,845,849.60 | 38.01 |
| 7.001 - 7.500 | 83 | 12,947,135.09 | 4.32 |
| 7.501 - 8.000 | 59 | 9,001,153.35 | 3.01 |
| 8.001 - 8.500 | 34 | 4,521,279.68 | 1.51 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 3.625%
Maximum: 8.320%
Weighted Average: 6.330%

## *Collateral Characteristics- Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Initial Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 10 | $1,195,140.35 | 0.40% |
| 3.000 | 1,939 | 297,617,798.02 | 99.37 |
| 5.000 | 5 | 679,292.99 | 0.23 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.997%

| *Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 1,954 | $299,492,231.36 | 100.00% |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Maximum Rate* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 10.001 - 10.500 | 2 | $433,524.94 | 0.14% |
| 10.501 - 11.000 | 7 | 1,497,439.84 | 0.50 |
| 11.001 - 11.500 | 33 | 6,701,833.80 | 2.24 |
| 11.501 - 12.000 | 96 | 19,501,880.04 | 6.51 |
| 12.001 - 12.500 | 155 | 31,475,972.17 | 10.51 |
| 12.501 - 13.000 | 259 | 49,543,249.37 | 16.54 |
| 13.001 - 13.500 | 249 | 41,233,976.94 | 13.77 |
| 13.501 - 14.000 | 387 | 59,850,290.73 | 19.98 |
| 14.001 - 14.500 | 233 | 31,992,874.09 | 10.68 |
| 14.501 - 15.000 | 216 | 25,972,312.49 | 8.67 |
| 15.001 - 15.500 | 124 | 13,383,567.69 | 4.47 |
| 15.501 - 16.000 | 94 | 8,812,698.79 | 2.94 |
| 16.001 - 16.500 | 50 | 4,921,678.72 | 1.64 |
| 16.501 - 17.000 | 30 | 2,458,610.26 | 0.82 |
| 17.001 - 17.500 | 9 | 694,632.64 | 0.23 |
| 17.501 - 18.000 | 7 | 584,136.29 | 0.20 |
| 18.001 - 18.500 | 2 | 310,416.61 | 0.10 |
| 18.501 - 19.000 | 1 | 123,135.95 | 0.04 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

| | |
|---|---|
| Minimum: | 10.500% |
| Maximum: | 18.550% |
| Weighted Average: | 13.561% |

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Floor* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 16 | $3,167,677.14 | 1.06% |
| 5.501 - 6.000 | 106 | 21,165,777.32 | 7.07 |
| 6.001 - 6.500 | 147 | 30,026,939.92 | 10.03 |
| 6.501 - 7.000 | 271 | 52,240,798.66 | 17.44 |
| 7.001 - 7.500 | 249 | 41,782,996.40 | 13.95 |
| 7.501 - 8.000 | 393 | 61,129,596.41 | 20.41 |
| 8.001 - 8.500 | 236 | 32,536,989.43 | 10.86 |
| 8.501 - 9.000 | 216 | 25,953,438.51 | 8.67 |
| 9.001 - 9.500 | 125 | 13,475,655.65 | 4.50 |
| 9.501 - 10.000 | 95 | 8,867,272.77 | 2.96 |
| 10.001 - 10.500 | 51 | 4,974,157.40 | 1.66 |
| 10.501 - 11.000 | 30 | 2,458,610.26 | 0.82 |
| 11.001 - 11.500 | 9 | 694,632.64 | 0.23 |
| 11.501 - 12.000 | 7 | 584,136.29 | 0.20 |
| 12.001 - 12.500 | 2 | 310,416.61 | 0.10 |
| 12.501 - 13.000 | 1 | 123,135.95 | 0.04 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 4.650%
Maximum: 12.550%
Weighted Average: 7.597%

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Next Rate Adjustment Date* | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 2004-01 | 1 | $66,259.25 | 0.02% |
| 2004-07 | 1 | 268,240.57 | 0.09 |
| 2004-12 | 1 | 81,184.89 | 0.03 |
| 2005-04 | 6 | 704,541.75 | 0.24 |
| 2005-05 | 26 | 4,373,163.87 | 1.46 |
| 2005-06 | 137 | 21,197,974.60 | 7.08 |
| 2005-07 | 1,091 | 166,939,486.09 | 55.74 |
| 2005-08 | 590 | 91,030,347.28 | 30.39 |
| 2005-09 | 11 | 1,027,879.00 | 0.34 |
| 2006-04 | 1 | 424,378.06 | 0.14 |
| 2006-05 | 3 | 713,532.71 | 0.24 |
| 2006-06 | 8 | 918,819.28 | 0.31 |
| 2006-07 | 33 | 5,518,159.82 | 1.84 |
| 2006-08 | 30 | 4,353,830.85 | 1.45 |
| 2008-07 | 9 | 1,159,440.35 | 0.39 |
| 2008-08 | 6 | 714,992.99 | 0.24 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

## SASCO 2003-AM2 Collateral Summary – Group 1

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 4,053 | **Primary Mortgage Insurance Coverage** | |
| **Total Outstanding Loan Balance** | $437,613,130 | Yes | 20.6% |
| **Average Loan Principal Balance** | $107,973 | No | 79.4% |
| **Fixed Rate** | 42.4% | | |
| **Adjustable Rate** | 57.6% | **Primary Mortgage Insurance Coverage** | |
| **Prepayment Penalty** | 80.0% | **(First Lien Loans with LTV > 80%)** | |
| **Weighted Average Coupon** | 7.8% | Yes | 70.4% |
| **Weighted Average Margin** | 6.4% | No | 29.6% |
| **Weighted Average Initial Periodic Cap** | 3.0% | | |
| **Weighted Average Periodic Cap** | 1.0% | **Prepayment Penalty** | |
| **Weighted Average Maximum Rate** | 13.6% | None | 20.0% |
| **Weighted Average Floor** | 7.7% | 0.001-1.000 | 5.7% |
| **Weighted Average Original Term (mo.)** | 342.9 | 1.001-2.000 | 45.2% |
| **Weighted Average Remaining Term (mo.)** | 341.0 | 2.001-3.000 | 29.1% |
| **Weighted Average Loan Age (mo.)** | 1.9 | | |
| **Weighted Average Combined LTV** | 80.4% | | |
| **Non-Zero Weighted Average FICO** | 609 | **Geographic Distribution** | |
| **Non-Zero Weighted Average DTI** | 40.6% | (Other states account individually for less than | |
| | | 4% of the Cut-off Date principal balance) | |
| **Lien Position** | | CA | 30.2% |
| First | 91.7% | FL | 17.2% |
| Second | 8.3% | TX | 8.5% |
| | | NY | 6.5% |
| **Product Type** | | WA | 4.2% |
| 2/28 ARM (LIBOR) | 55.1% | | |
| Fixed Rate | 42.4% | **Occupancy Status** | |
| 3/27 ARM (LIBOR) | 2.1% | Primary Home | 94.1% |
| 5/25 ARM (LIBOR) | 0.4% | Investment | 5.8% |
| 6 MO LIBOR ARM | 0.0% | Second Home | 0.1% |

## *Collateral Characteristics - Group 1*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Scheduled Principal Balances* | | | |
|---|---|---|---|
| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 0.01 - 50,000.00 | 1,061 | $33,026,885.13 | 7.55% |
| 50,000.01 - 100,000.00 | 1,142 | 83,684,668.51 | 19.12 |
| 100,000.01 - 150,000.00 | 783 | 96,630,061.87 | 22.08 |
| 150,000.01 - 200,000.00 | 523 | 89,917,611.18 | 20.55 |
| 200,000.01 - 250,000.00 | 331 | 73,624,367.24 | 16.82 |
| 250,000.01 - 300,000.00 | 155 | 42,156,601.59 | 9.63 |
| 300,000.01 - 350,000.00 | 54 | 16,918,071.45 | 3.87 |
| 350,000.01 - 400,000.00 | 2 | 746,735.33 | 0.17 |
| 400,000.01 - 450,000.00 | 1 | 411,647.00 | 0.09 |
| 450,000.01 - 500,000.00 | 1 | 496,481.10 | 0.11 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: $9,955.27
Maximum: $496,481.10
Average: $107,972.65

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Mortgage Rates* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 93 | $17,563,106.23 | 4.01% |
| 5.501 - 6.000 | 181 | 32,473,742.27 | 7.42 |
| 6.001 - 6.500 | 303 | 50,308,657.64 | 11.50 |
| 6.501 - 7.000 | 397 | 62,195,290.06 | 14.21 |
| 7.001 - 7.500 | 378 | 54,397,704.21 | 12.43 |
| 7.501 - 8.000 | 522 | 70,326,689.37 | 16.07 |
| 8.001 - 8.500 | 328 | 38,458,442.77 | 8.79 |
| 8.501 - 9.000 | 322 | 33,830,902.49 | 7.73 |
| 9.001 - 9.500 | 221 | 18,710,487.06 | 4.28 |
| 9.501 - 10.000 | 243 | 15,802,012.61 | 3.61 |
| 10.001 - 10.500 | 140 | 8,359,848.45 | 1.91 |
| 10.501 - 11.000 | 130 | 6,504,944.47 | 1.49 |
| 11.001 - 11.500 | 135 | 5,333,383.75 | 1.22 |
| 11.501 - 12.000 | 274 | 9,933,647.23 | 2.27 |
| 12.001 - 12.500 | 180 | 6,976,408.73 | 1.59 |
| 12.501 - 13.000 | 109 | 3,613,952.30 | 0.83 |
| 13.001 - 13.500 | 91 | 2,656,237.22 | 0.61 |
| 13.501 - 14.000 | 4 | 125,243.42 | 0.03 |
| 14.001 - 14.250 | 1 | 31,638.03 | 0.01 |
| >= 14.251 | 1 | 10,792.09 | 0.00 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 4.500%
Maximum: 14.350%
Weighted Average: 7.816%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Original Terms to Stated Maturity* | | | |
|---|---|---|---|
| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 170 | 11 | $785,058.84 | 0.18% |
| 171 - 180 | 172 | 13,193,658.90 | 3.01 |
| 181 - 240 | 1,048 | 40,863,251.00 | 9.34 |
| 241 - 300 | 5 | 492,779.44 | 0.11 |
| 301 - 360 | 2,817 | 382,278,382.22 | 87.36 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 120.0
Maximum: 360.0
Weighted Average: 342.9

| *Remaining Terms to Stated Maturity* | | | |
|---|---|---|---|
| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 170 | 11 | $785,058.84 | 0.18% |
| 171 - 180 | 172 | 13,193,658.90 | 3.01 |
| 181 - 240 | 1,048 | 40,863,251.00 | 9.34 |
| 241 - 300 | 5 | 492,779.44 | 0.11 |
| 301 - 360 | 2,817 | 382,278,382.22 | 87.36 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 118.0
Maximum: 360.0
Weighted Average: 341.0

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Combined Loan-to-Value Ratio* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 20.000 | 4 | $279,555.23 | 0.06% |
| 20.001 - 30.000 | 8 | 629,294.92 | 0.14 |
| 30.001 - 40.000 | 22 | 1,688,797.48 | 0.39 |
| 40.001 - 50.000 | 65 | 6,590,400.62 | 1.51 |
| 50.001 - 60.000 | 136 | 18,283,943.32 | 4.18 |
| 60.001 - 70.000 | 347 | 45,232,680.04 | 10.34 |
| 70.001 - 80.000 | 1,482 | 200,584,829.58 | 45.84 |
| 80.001 - 90.000 | 685 | 90,846,799.52 | 20.76 |
| 90.001 - 100.000 | 1,304 | 73,476,829.69 | 16.79 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 12.540%
Maximum: 100.000%
Weighted Average: 80.418%

| *FICO Score* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 451 - 500 | 9 | $1,356,285.53 | 0.31% |
| 501 - 550 | 643 | 81,513,450.86 | 18.63 |
| 551 - 600 | 1,023 | 112,462,629.00 | 25.70 |
| 601 - 650 | 1,383 | 137,450,505.10 | 31.41 |
| 651 - 700 | 770 | 77,819,323.49 | 17.78 |
| 701 - 750 | 166 | 19,781,342.84 | 4.52 |
| 751 - 800 | 58 | 7,129,711.53 | 1.63 |
| >= 801 | 1 | 99,882.05 | 0.02 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 498
Maximum: 810
Weighted Average: 609

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Loan Purpose* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Cash Out Refinance | 1,972 | $249,531,013.92 | 57.02% |
| Purchase | 1,537 | 133,583,107.13 | 30.53 |
| Rate/Term Refinance | 544 | 54,499,009.35 | 12.45 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

| *Property Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Single Family | 3,647 | $390,419,408.32 | 89.22% |
| Condo | 269 | 27,530,710.01 | 6.29 |
| 2-4 Family | 118 | 17,671,278.21 | 4.04 |
| PUD | 18 | 1,902,482.14 | 0.43 |
| Manufactured Housing | 1 | 89,251.72 | 0.02 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *States – Top 30* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| CA-S | 640 | $95,394,241.83 | 21.80% |
| FL | 749 | 75,229,127.54 | 17.19 |
| TX | 511 | 37,286,208.05 | 8.52 |
| CA-N | 243 | 36,884,849.88 | 8.43 |
| NY | 162 | 28,500,990.97 | 6.51 |
| WA | 187 | 18,555,602.66 | 4.24 |
| IL | 111 | 11,445,923.75 | 2.62 |
| MA | 64 | 10,921,273.36 | 2.50 |
| MI | 108 | 9,506,005.77 | 2.17 |
| OH | 137 | 9,490,933.24 | 2.17 |
| NV | 83 | 9,389,662.37 | 2.15 |
| VA | 83 | 9,383,774.82 | 2.14 |
| MN | 87 | 8,714,914.55 | 1.99 |
| CO | 69 | 7,415,965.68 | 1.69 |
| AZ | 86 | 7,336,440.90 | 1.68 |
| MD | 46 | 5,701,271.89 | 1.30 |
| NC | 70 | 5,590,516.73 | 1.28 |
| NJ | 30 | 4,888,199.59 | 1.12 |
| MO | 69 | 4,546,669.19 | 1.04 |
| CT | 38 | 4,532,642.01 | 1.04 |
| PA | 54 | 4,067,417.72 | 0.93 |
| RI | 24 | 3,111,598.21 | 0.71 |
| IN | 45 | 2,737,733.59 | 0.63 |
| TN | 45 | 2,681,311.32 | 0.61 |
| OK | 44 | 2,624,527.68 | 0.60 |
| OR | 20 | 2,454,450.21 | 0.56 |
| WI | 29 | 2,161,652.09 | 0.49 |
| LA | 26 | 1,741,017.53 | 0.40 |
| HI | 9 | 1,710,158.46 | 0.39 |
| UT | 26 | 1,603,233.11 | 0.37 |
| Other | 158 | 12,004,815.70 | 2.74 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

## *Collateral Characteristics - Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

### *Prepayment Penalty Description*

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| None | 1,055 | $87,474,011.62 | 19.99% |
| 1% of Orig. Bal. | 93 | 5,746,024.59 | 1.31 |
| 1% of UPB | 109 | 9,447,010.26 | 2.16 |
| 2 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 9 | 797,014.37 | 0.18 |
| 2 Mos. Int. on UPB | 2 | 430,072.83 | 0.10 |
| 2% of UPB | 214 | 19,990,005.48 | 4.57 |
| 3 Mos. Int. on UPB | 55 | 10,463,278.72 | 2.39 |
| 3% of UPB | 2 | 251,599.14 | 0.06 |
| 5% 4% 3% 2% 1% | 10 | 279,242.98 | 0.06 |
| 5% of UPB | 49 | 3,107,919.28 | 0.71 |
| 6 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 1,946 | 241,409,092.96 | 55.16 |
| 6 Mos. Int. on UPB | 509 | 58,217,858.17 | 13.30 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

### *Documentation Type*

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Full | 2,883 | $308,653,373.05 | 70.53% |
| No Documentation | 661 | 66,383,477.10 | 15.17 |
| Stated | 417 | 48,759,429.52 | 11.14 |
| Limited | 92 | 13,816,850.73 | 3.16 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

## *Collateral Characteristics - Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Gross Margin* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 3.501 - 4.000 | 4 | $862,663.33 | 0.34% |
| 4.001 - 4.500 | 27 | 5,159,580.64 | 2.05 |
| 4.501 - 5.000 | 26 | 4,460,687.50 | 1.77 |
| 5.001 - 5.500 | 91 | 15,688,742.51 | 6.22 |
| 5.501 - 6.000 | 458 | 69,080,194.14 | 27.39 |
| 6.001 - 6.500 | 235 | 32,424,864.69 | 12.85 |
| 6.501 - 7.000 | 809 | 101,923,388.27 | 40.41 |
| 7.001 - 7.500 | 74 | 10,523,778.70 | 4.17 |
| 7.501 - 8.000 | 57 | 8,378,401.80 | 3.32 |
| 8.001 - 8.500 | 31 | 3,739,652.36 | 1.48 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

Minimum: 3.625%
Maximum: 8.320%
Weighted Average: 6.365%

## Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

| Initial Periodic Cap | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 10 | $1,195,140.35 | 0.47% |
| 3.000 | 1,797 | 250,367,520.60 | 99.26 |
| 5.000 | 5 | 679,292.99 | 0.27 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.996%

| Periodic Cap | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 1,812 | $252,241,953.94 | 100.00% |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

## Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

### Maximum Rate

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 10.001 - 10.500 | 2 | $433,524.94 | 0.17% |
| 10.501 - 11.000 | 7 | 1,497,439.84 | 0.59 |
| 11.001 - 11.500 | 30 | 5,679,186.32 | 2.25 |
| 11.501 - 12.000 | 87 | 16,134,755.50 | 6.40 |
| 12.001 - 12.500 | 131 | 22,532,421.05 | 8.93 |
| 12.501 - 13.000 | 229 | 38,070,280.43 | 15.09 |
| 13.001 - 13.500 | 233 | 35,626,924.36 | 14.12 |
| 13.501 - 14.000 | 360 | 50,875,826.30 | 20.17 |
| 14.001 - 14.500 | 217 | 28,163,655.69 | 11.17 |
| 14.501 - 15.000 | 208 | 23,939,751.28 | 9.49 |
| 15.001 - 15.500 | 119 | 12,392,562.26 | 4.91 |
| 15.501 - 16.000 | 91 | 8,192,349.52 | 3.25 |
| 16.001 - 16.500 | 49 | 4,532,344.70 | 1.80 |
| 16.501 - 17.000 | 30 | 2,458,610.26 | 0.97 |
| 17.001 - 17.500 | 9 | 694,632.64 | 0.28 |
| 17.501 - 18.000 | 7 | 584,136.29 | 0.23 |
| 18.001 - 18.500 | 2 | 310,416.61 | 0.12 |
| 18.501 - 19.000 | 1 | 123,135.95 | 0.05 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

Minimum: 10.500%
Maximum: 18.550%
Weighted Average: 13.631%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Floor* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 15 | $2,844,389.39 | 1.13% |
| 5.501 - 6.000 | 99 | 18,608,308.24 | 7.38 |
| 6.001 - 6.500 | 123 | 21,073,689.62 | 8.35 |
| 6.501 - 7.000 | 239 | 40,058,213.73 | 15.88 |
| 7.001 - 7.500 | 231 | 35,386,243.80 | 14.03 |
| 7.501 - 8.000 | 366 | 52,155,131.98 | 20.68 |
| 8.001 - 8.500 | 220 | 28,707,771.03 | 11.38 |
| 8.501 - 9.000 | 208 | 23,920,877.30 | 9.48 |
| 9.001 - 9.500 | 120 | 12,484,650.22 | 4.95 |
| 9.501 - 10.000 | 92 | 8,246,923.50 | 3.27 |
| 10.001 - 10.500 | 50 | 4,584,823.38 | 1.82 |
| 10.501 - 11.000 | 30 | 2,458,610.26 | 0.97 |
| 11.001 - 11.500 | 9 | 694,632.64 | 0.28 |
| 11.501 - 12.000 | 7 | 584,136.29 | 0.23 |
| 12.001 - 12.500 | 2 | 310,416.61 | 0.12 |
| 12.501 - 13.000 | 1 | 123,135.95 | 0.05 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

Minimum: 4.650%
Maximum: 12.550%
Weighted Average: 7.664%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Next Rate Adjustment Date* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 2004-01 | 1 | $66,259.25 | 0.03% |
| 2004-07 | 1 | 268,240.57 | 0.11 |
| 2004-12 | 1 | 81,184.89 | 0.03 |
| 2005-04 | 6 | 704,541.75 | 0.28 |
| 2005-05 | 24 | 3,172,696.04 | 1.26 |
| 2005-06 | 128 | 18,494,051.08 | 7.33 |
| 2005-07 | 1,013 | 139,936,341.56 | 55.48 |
| 2005-08 | 546 | 77,482,658.46 | 30.72 |
| 2005-09 | 11 | 1,027,879.00 | 0.41 |
| 2006-05 | 2 | 283,176.20 | 0.11 |
| 2006-06 | 7 | 794,585.10 | 0.32 |
| 2006-07 | 28 | 4,088,475.85 | 1.62 |
| 2006-08 | 29 | 3,967,430.85 | 1.57 |
| 2008-07 | 9 | 1,159,440.35 | 0.46 |
| 2008-08 | 6 | 714,992.99 | 0.28 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

## SASCO 2003-AM2 Collateral Summary – Group 2

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 298 | **Primary Mortgage Insurance Coverage** | |
| **Total Outstanding Loan Balance** | $73,535,637 | Yes | 16.6% |
| **Average Loan Principal Balance** | $246,764 | No | 83.4% |
| **Fixed Rate** | 35.7% | | |
| **Adjustable Rate** | 64.3% | **Primary Mortgage Insurance Coverage** | |
| **Prepayment Penalty** | 76.1% | **(First Lien Loans with LTV > 80%)** | |
| **Weighted Average Coupon** | 7.4% | Yes | 55.2% |
| **Weighted Average Margin** | 6.1% | No | 44.8% |
| **Weighted Average Initial Periodic Cap** | 3.0% | | |
| **Weighted Average Periodic Cap** | 1.0% | **Prepayment Penalty** | |
| **Weighted Average Maximum Rate** | 13.2% | None | 23.9% |
| **Weighted Average Floor** | 7.2% | 0.001-1.000 | 8.2% |
| **Weighted Average Original Term (mo.)** | 348.8 | 1.001-2.000 | 46.2% |
| **Weighted Average Remaining Term (mo.)** | 346.8 | 2.001-3.000 | 21.5% |
| **Weighted Average Loan Age (mo.)** | 2.0 | 4.001-5.000 | 0.2% |
| **Weighted Average Combined LTV** | 80.7% | | |
| **Non-Zero Weighted Average FICO** | 625 | **Geographic Distribution** | |
| **Non-Zero Weighted Average DTI** | 41.3% | (Other states account individually for less than | |
| | | 4% of the Cut-off Date principal balance) | |
| **Lien Position** | | CA | 48.9% |
| First | 92.2% | FL | 9.1% |
| Second | 7.8% | GA | 8.2% |
| | | NY | 7.7% |
| **Product Type** | | VA | 4.4% |
| 2/28 ARM (LIBOR) | 60.5% | | |
| Fixed Rate | 35.7% | **Occupancy Status** | |
| 3/27 ARM (LIBOR) | 3.8% | Primary Home | 90.6% |
| | | Investment | 9.4% |

## Collateral Characteristics - Group 2

Collateral characteristics are listed below as of the Statistical Calculation Date

### *Scheduled Principal Balances*

| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 23 | $664,136.41 | 0.90% |
| 50,000.01 - 100,000.00 | 88 | 6,437,753.92 | 8.75 |
| 100,000.01 - 150,000.00 | 18 | 2,131,744.27 | 2.90 |
| 150,000.01 - 200,000.00 | 5 | 856,198.83 | 1.16 |
| 200,000.01 - 250,000.00 | 4 | 873,267.25 | 1.19 |
| 250,000.01 - 300,000.00 | 1 | 275,500.00 | 0.37 |
| 300,000.01 - 350,000.00 | 47 | 15,679,946.55 | 21.32 |
| 350,000.01 - 400,000.00 | 59 | 22,011,487.57 | 29.93 |
| 400,000.01 - 450,000.00 | 30 | 12,815,562.00 | 17.43 |
| 450,000.01 - 500,000.00 | 19 | 9,126,162.87 | 12.41 |
| 550,000.01 - 600,000.00 | 1 | 591,514.74 | 0.80 |
| 600,000.01 - 650,000.00 | 1 | 618,987.17 | 0.84 |
| 700,000.01 - 750,000.00 | 2 | 1,453,375.66 | 1.98 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

| | |
|---|---|
| Minimum: | $17,866.00 |
| Maximum: | $749,379.14 |
| Average: | $246,763.88 |

## Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

### Mortgage Rates

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| <= 5.500 | 8 | $2,969,487.32 | 4.04% |
| 5.501 - 6.000 | 25 | 8,934,651.55 | 12.15 |
| 6.001 - 6.500 | 35 | 12,810,697.61 | 17.42 |
| 6.501 - 7.000 | 42 | 16,429,453.21 | 22.34 |
| 7.001 - 7.500 | 22 | 7,491,730.87 | 10.19 |
| 7.501 - 8.000 | 32 | 9,897,765.29 | 13.46 |
| 8.001 - 8.500 | 20 | 4,490,379.98 | 6.11 |
| 8.501 - 9.000 | 13 | 2,664,830.29 | 3.62 |
| 9.001 - 9.500 | 9 | 1,348,189.59 | 1.83 |
| 9.501 - 10.000 | 11 | 1,143,640.83 | 1.56 |
| 10.001 - 10.500 | 4 | 590,262.49 | 0.80 |
| 10.501 - 11.000 | 10 | 733,544.97 | 1.00 |
| 11.001 - 11.500 | 8 | 531,733.45 | 0.72 |
| 11.501 - 12.000 | 25 | 1,561,394.63 | 2.12 |
| 12.001 - 12.500 | 24 | 1,513,658.90 | 2.06 |
| 12.501 - 13.000 | 3 | 109,141.47 | 0.15 |
| 13.001 - 13.500 | 7 | 315,074.79 | 0.43 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 5.125%
Maximum: 13.490%
Weighted Average: 7.352%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Original Terms to Stated Maturity* | | | |
|---|---|---|---|
| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 171 - 180 | 3 | $489,050.21 | 0.67% |
| 181 - 240 | 93 | 6,138,059.25 | 8.35 |
| 301 - 360 | 202 | 66,908,527.78 | 90.99 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 180.0
Maximum: 360.0
Weighted Average: 348.8

| *Remaining Terms to Stated Maturity* | | | |
|---|---|---|---|
| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 171 - 180 | 3 | $489,050.21 | 0.67% |
| 181 - 240 | 93 | 6,138,059.25 | 8.35 |
| 301 - 360 | 202 | 66,908,527.78 | 90.99 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 176.0
Maximum: 359.0
Weighted Average: 346.8

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Combined Loan-to-Value Ratio* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 30.001 - 40.000 | 1 | $349,195.30 | 0.47% |
| 40.001 - 50.000 | 2 | 452,195.31 | 0.61 |
| 50.001 - 60.000 | 8 | 3,266,488.63 | 4.44 |
| 60.001 - 70.000 | 19 | 6,532,734.77 | 8.88 |
| 70.001 - 80.000 | 109 | 35,122,191.35 | 47.76 |
| 80.001 - 90.000 | 55 | 17,980,961.11 | 24.45 |
| 90.001 - 100.000 | 104 | 9,831,870.77 | 13.37 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 38.890%
Maximum: 100.000%
Weighted Average: 80.696%

| *FICO Score* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 501 - 550 | 32 | $8,697,048.22 | 11.83% |
| 551 - 600 | 60 | 16,859,477.51 | 22.93 |
| 601 - 650 | 91 | 23,707,126.20 | 32.24 |
| 651 - 700 | 72 | 15,258,759.33 | 20.75 |
| 701 - 750 | 34 | 7,496,925.75 | 10.19 |
| 751 - 800 | 8 | 1,410,179.05 | 1.92 |
| 801 >= | 1 | 106,121.18 | 0.14 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 501
Maximum: 801
Weighed Average: 625

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Loan Purpose* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Cash Out Refinance | 130 | $42,827,424.31 | 58.24% |
| Purchase | 126 | 22,198,485.02 | 30.19 |
| Rate/Term Refinance | 42 | 8,509,727.91 | 11.57 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

| *Property Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Single Family | 278 | $67,577,189.93 | 91.90% |
| Condo | 9 | 2,992,893.98 | 4.07 |
| 2-4 Family | 7 | 2,108,857.48 | 2.87 |
| PUD | 4 | 856,695.85 | 1.17 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *States – Top 30* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| CA-S | 66 | $19,931,805.49 | 27.10% |
| CA-N | 58 | 16,008,885.66 | 21.77 |
| FL | 21 | 6,671,091.47 | 9.07 |
| GA | 63 | 6,057,591.57 | 8.24 |
| NY | 17 | 5,627,439.40 | 7.65 |
| VA | 8 | 3,230,322.12 | 4.39 |
| TX | 11 | 2,847,011.39 | 3.87 |
| MA | 7 | 2,779,182.77 | 3.78 |
| NJ | 8 | 2,546,124.33 | 3.46 |
| WA | 12 | 2,456,462.23 | 3.34 |
| MI | 4 | 1,297,178.64 | 1.76 |
| IL | 4 | 896,424.01 | 1.22 |
| SC | 1 | 703,996.52 | 0.96 |
| CT | 3 | 499,875.28 | 0.68 |
| UT | 1 | 424,378.06 | 0.58 |
| OH | 1 | 335,392.75 | 0.46 |
| OK | 1 | 327,580.09 | 0.45 |
| WI | 1 | 323,000.00 | 0.44 |
| MN | 2 | 167,238.93 | 0.23 |
| CO | 2 | 143,317.44 | 0.19 |
| NV | 1 | 77,909.77 | 0.11 |
| MD | 1 | 68,795.34 | 0.09 |
| LA | 2 | 37,589.35 | 0.05 |
| MS | 1 | 27,154.87 | 0.04 |
| AZ | 1 | 26,720.04 | 0.04 |
| TN | 1 | 23,169.72 | 0.03 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

## Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

### *Prepayment Penalty Description*

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| None | 108 | $17,549,413.20 | 23.87% |
| 1% of Orig. Bal. | 1 | 335,392.75 | 0.46 |
| 1% of UPB | 4 | 1,297,178.64 | 1.76 |
| 2 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 1 | 323,000.00 | 0.44 |
| 2% of UPB | 7 | 2,611,549.85 | 3.55 |
| 3 Mos. Int. on UPB | 6 | 2,354,953.27 | 3.20 |
| 5% 4% 3% 2% 1% | 3 | 64,744.22 | 0.09 |
| 5% of UPB | 1 | 79,837.21 | 0.11 |
| 6 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 144 | 41,740,164.29 | 56.76 |
| 6 Mos. Int. on UPB | 23 | 7,179,403.81 | 9.76 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

### *Documentation Type*

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Full | 166 | $43,630,160.07 | 59.33% |
| No Documentation | 83 | 18,204,567.17 | 24.76 |
| Stated | 46 | 10,548,308.75 | 14.34 |
| Limited | 3 | 1,152,601.25 | 1.57 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

## Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

| Gross Margin | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 4.001 - 4.500 | 5 | $2,149,992.70 | 4.55% |
| 4.501 - 5.000 | 4 | 1,623,979.71 | 3.44 |
| 5.001 - 5.500 | 10 | 3,927,457.24 | 8.31 |
| 5.501 - 6.000 | 56 | 18,450,450.60 | 39.05 |
| 6.001 - 6.500 | 18 | 5,348,200.58 | 11.32 |
| 6.501 - 7.000 | 35 | 11,922,461.33 | 25.23 |
| 7.001 - 7.500 | 9 | 2,423,356.39 | 5.13 |
| 7.501 - 8.000 | 2 | 622,751.55 | 1.32 |
| 8.001 - 8.500 | 3 | 781,627.32 | 1.65 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

Minimum: 4.500%
Maximum: 8.130%
Weighted Average: 6.142%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Initial Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 3.000 | 142 | $47,250,277.42 | 100.00% |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

| *Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 142 | $47,250,277.42 | 100.00% |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

## Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

| Maximum Rate | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 11.001 - 11.500 | 3 | $1,022,647.48 | 2.16% |
| 11.501 - 12.000 | 9 | 3,367,124.54 | 7.13 |
| 12.001 - 12.500 | 24 | 8,943,551.12 | 18.93 |
| 12.501 - 13.000 | 30 | 11,472,968.94 | 24.28 |
| 13.001 - 13.500 | 16 | 5,607,052.58 | 11.87 |
| 13.501 - 14.000 | 27 | 8,974,464.43 | 18.99 |
| 14.001 - 14.500 | 16 | 3,829,218.40 | 8.10 |
| 14.501 - 15.000 | 8 | 2,032,561.21 | 4.30 |
| 15.001 - 15.500 | 5 | 991,005.43 | 2.10 |
| 15.501 - 16.000 | 3 | 620,349.27 | 1.31 |
| 16.001 - 16.500 | 1 | 389,334.02 | 0.82 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

Minimum: 11.125%
Maximum: 16.175%
Weighted Average: 13.191%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Floor* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 1 | $323,287.75 | 0.68% |
| 5.501 - 6.000 | 7 | 2,557,469.08 | 5.41 |
| 6.001 - 6.500 | 24 | 8,953,250.30 | 18.95 |
| 6.501 - 7.000 | 32 | 12,182,584.93 | 25.78 |
| 7.001 - 7.500 | 18 | 6,396,752.60 | 13.54 |
| 7.501 - 8.000 | 27 | 8,974,464.43 | 18.99 |
| 8.001 - 8.500 | 16 | 3,829,218.40 | 8.10 |
| 8.501 - 9.000 | 8 | 2,032,561.21 | 4.30 |
| 9.001 - 9.500 | 5 | 991,005.43 | 2.10 |
| 9.501 - 10.000 | 3 | 620,349.27 | 1.31 |
| 10.001 - 10.500 | 1 | 389,334.02 | 0.82 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

Minimum: 5.490%
Maximum: 10.175%
Weighted Average: 7.238%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Next Rate Adjustment Date* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 2005-05 | 2 | $1,200,467.83 | 2.54% |
| 2005-06 | 9 | 2,703,923.52 | 5.72 |
| 2005-07 | 78 | 27,003,144.53 | 57.15 |
| 2005-08 | 44 | 13,547,688.82 | 28.67 |
| 2006-04 | 1 | 424,378.06 | 0.90 |
| 2006-05 | 1 | 430,356.51 | 0.91 |
| 2006-06 | 1 | 124,234.18 | 0.26 |
| 2006-07 | 5 | 1,429,683.97 | 3.03 |
| 2006-08 | 1 | 386,400.00 | 0.82 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

# $505,526,000 (Approximate)
# AAMES 2003-1
## SENIOR/SUBORDINATE CERTIFICATES
## 1M Libor Available Funds Floaters
## No Hard Cap – Act/360 – No Delay

***To 10% Call***

| Class | Approx. Size ($) (1) | Benchmark | Est. WAL(2) (yrs.) | Payment Window(2) (mos.) | Initial C/E (3) (%) | Initial Margin | Legal Final Maturity | Expected Ratings (Moody's/S&P)(4) |
|---|---|---|---|---|---|---|---|---|
| 1-A1(5) | 212,000,000 | 1M Libor | 1.00 | 1-27 | 17.85% | TBD | 10/25/2033 | Aaa/AAA |
| 1-A2(5) | 147,500,000 | (6) | 4.77 | 27-92 | 17.85% | (6) | 10/25/2033 | Aaa/AAA |
| 2-A1 (7) | 36,000,000 | 1M Libor | 1.00 | 1-27 | 17.85% | TBD | 10/25/2033 | Aaa/AAA |
| 2-A2 (7) | 24,410,000 | (8) | 4.75 | 27-92 | 17.85% | (8) | 10/25/2033 | Aaa/AAA |
| A-IO (9) | Notional | 6.00% | N/A | N/A | N/A | N/A | 10/25/2005 | Aaa/AAA |
| M1 | 31,947,000 | 1M Libor | 5.11 | 39-92 | 11.60% | TBD | 10/25/2033 | Aa2/AA |
| M2 | 25,557,000 | 1M Libor | 5.06 | 38-92 | 6.60% | TBD | 10/25/2033 | A2/A |
| M3 | 8,178,000 | 1M Libor | 5.05 | 38-92 | 5.00% | TBD | 10/25/2033 | A3/A- |
| M4 | 6,389,000 | 1M Libor | 5.04 | 37-92 | 3.75% | TBD | 10/25/2033 | Baa1/BBB+ |
| M5 | 6,389,000 | 1M Libor | 5.03 | 37-92 | 2.50% | TBD | 10/25/2033 | Baa2/BBB |
| B | 7,156,000 | 1M Libor | 4.71 | 37-91 | 1.10% | TBD | 10/25/2033 | Baa3/BBB- |

***To Maturity***

| Class | Approx. Size ($) (1) | Benchmark | Est. WAL(2) (yrs.) | Payment Window(2) (mos.) | Initial C/E (3) (%) | Initial Margin | Legal Final Maturity | Expected Ratings (Moody's/S&P)(4) |
|---|---|---|---|---|---|---|---|---|
| 1-A1(5) | 212,000,000 | 1M Libor | 1.00 | 1-27 | 17.85% | TBD | 10/25/2033 | Aaa/AAA |
| 1-A2(5) | 147,500,000 | (6) | 5.33 | 27-203 | 17.85% | (6) | 10/25/2033 | Aaa/AAA |
| 2-A1 (7) | 36,000,000 | 1M Libor | 1.00 | 1-27 | 17.85% | TBD | 10/25/2033 | Aaa/AAA |
| 2-A2 (7) | 24,410,000 | (8) | 5.26 | 27-195 | 17.85% | (8) | 10/25/2033 | Aaa/AAA |
| A-IO (9) | Notional | 6.00% | N/A | N/A | N/A | N/A | 10/25/2005 | Aaa/AAA |
| M1 | 31,947,000 | 1M Libor | 5.62 | 39-166 | 11.60% | TBD | 10/25/2033 | Aa2/AA |
| M2 | 25,557,000 | 1M Libor | 5.51 | 38-150 | 6.60% | TBD | 10/25/2033 | A2/A |
| M3 | 8,178,000 | 1M Libor | 5.40 | 38-128 | 5.00% | TBD | 10/25/2033 | A3/A- |
| M4 | 6,389,000 | 1M Libor | 5.30 | 37-118 | 3.75% | TBD | 10/25/2033 | Baa1/BBB+ |
| M5 | 6,389,000 | 1M Libor | 5.14 | 37-107 | 2.50% | TBD | 10/25/2033 | Baa2/BBB |
| B | 7,156,000 | 1M Libor | 4.71 | 37-91 | 1.10% | TBD | 10/25/2033 | Baa3/BBB- |

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 1.10%.

(4) All Classes of Certificates will be rated by Moody's and S&P.

(5) Class 1-A1 and Class 1-A2 are the Senior Certificates of Group 1.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A1 and Class 2-A2 are the Senior Certificates of Group 2.

(8) Class 2-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its margin. This margin may be increased if the 10% call is not exercised, as described herein.

(9) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

## Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2. Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order, and all Group 2 principal will be paid to the Class 2-A1 and Class 2-A2 Certificates, sequentially and in that order. After the Senior Certificates of either group have been reduced to zero, all principal from both groups will be paid to the Senior Certificates which remain outstanding, in the case of the Group 1 Senior Certificates to be paid sequentially to the Class 1-A1 and Class 1-A2 Certificates and in the case of the Group 2 Senior Certificates to be paid sequentially to the Class 2-A1 and Class 2-A2 Certificates. After the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2 Certificates have been reduced to zero, principal will be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order, and all Group 2 principal will be paid to the Class 2-A1 and Class 2-A2 Certificates, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached . After the Senior Certificates of either group have been reduced to zero, principal will be paid to the Senior Certificates which remain outstanding, in the case of the Group 1 Senior Certificates to be paid sequentially to the Class 1-A1 and Class 1-A2 Certificates and in the case of the Group 2 Senior Certificates to be paid sequentially to the Class 2-A1 and Class 2-A2 Certificates, until the Targeted Senior Enhancement Percentage has been reached. Principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

## Interest Payment Priority

The Interest Rates for Classes 1-A1, 2-A1, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class 1-A2 and Class 2-A2 Certificates for the first 24 Distribution Dates will be equal to the lesser of their stated fixed interest rates and the applicable Net Funds Cap. Beginning on October 25, 2005, the Class 1-A2 and Class 2-A2 Certificates will accrue interest at a rate equal to the lesser of (i) one-month LIBOR plus a margin and (ii) their applicable Net Funds Cap and beginning on November 25, 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2 and Class 2-A2 will be calculated on a [30/360] basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A2 Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on October 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1 and Group 2, Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class 1-A1, Class 1-A2 and Component A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class 2-A1, Class 2-A2 and Component A-IO (2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

## Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall Amounts, to the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(9) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

## Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

| Distribution Dates | A-IO(1) Notional Amount | A-IO(2) Notional Amount | Total Notional Amount |
|---|---|---|---|
| 1-6 | 105,027,405 | 17,648,595 | 122,676,000 |
| 7-12 | 78,770,553 | 13,236,447 | 92,007,000 |
| 13-18 | 52,513,702 | 8,824,298 | 61,338,000 |
| 19-24 | 26,256,851 | 4,412,149 | 30,669,000 |

On and after the 25h distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1 and 2. The A-IO(1) Component Notional Balance will be approximately 86% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 14% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

## Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

## Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of [ ]%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

| Month | Approximate Notional Balance ($) |
|---|---|
| 1 | N/A |
| 2 | |
| 3 | |
| 4 | |
| 5 | |
| 6 | |
| 7 | |
| 8 | |
| 9 | |
| 10 | |
| 11 | |
| 12 | |

| Month | Approximate Notional Balance ($) |
|---|---|
| 13 | |
| 14 | |
| 15 | |
| 16 | |
| 17 | |
| 18 | |
| 19 | |
| 20 | |
| 21 | |
| 22 | |
| 23 | |
| 24 | |

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

## Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 clause (b) will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 2-A2 clause (b) will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC Insured Mortgage Loan.

## Origination and Servicing

All of the mortgage loans were originated by Aames and as of the closing date all mortgage loans will be serviced by Wilshire.

## Mortgage Insurance

Approximately 68.2% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC). This coverage will generally reduce the LTV of the insured loans to 60%.

## Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

## Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

## Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A1and 2-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

## Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

## 10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class 1-A1 and Class 2-A1 will double, the margins on Class 1-A2 and Class 2-A2 will increase by 0.25%, and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

# Credit Enhancement

## Subordination

Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A1 and 2-A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

## Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 1.10% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 1.10% of the Cut-Off Date Balance and (ii) 2.20% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

## Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels set by the rating agencies.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

<table>
<tr><td>1-A1<br>Aaa/AAA<br>Libor Floater<br>(Group 1)</td><td>2-A1<br>Aaa/AAA<br>Libor Floater<br>(Group 2)</td><td rowspan="2">A-IO<br>Aaa/AAA<br>6.00% Interest<br>Rate</td><td rowspan="2">Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A1 and 2-A2.</td></tr>
<tr><td>1-A2<br>Aaa/AAA<br>Fixed-Floating<br>(Group 1)</td><td>2-A2<br>Aaa/AAA<br>Fixed-Floating<br>(Group 2)</td></tr>
<tr><td colspan="3">M1<br>Aa2/AA<br>Libor Floater</td><td rowspan="3">Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.</td></tr>
<tr><td colspan="3">M2<br>A2/A<br>Libor Floater</td></tr>
<tr><td colspan="3">M3<br>A3/A-<br>Libor Floater</td></tr>
<tr><td colspan="3">M4<br>Baa1/BBB+<br>Libor Floater</td><td></td></tr>
<tr><td colspan="3">M5<br>Baa2/BBB<br>Libor Floater</td><td></td></tr>
<tr><td colspan="3">B<br>Baa3/BBB-<br>Libor Floater</td><td></td></tr>
</table>

## Contacts

| | | |
|---|---|---|
| ***MBS Trading*** | Dan Wallace | (212) 526-8315 |
| | Matt Miller | (212) 526-8315 |
| | Rishi Bansal | (212) 526-8315 |
| | Alar Randmere | (212) 526-8315 |
| | Sumit Chhabra | (212) 526-8315 |
| ***Syndicate*** | Kevin White | (212) 526-9519 |
| | Bob Caldwell | (212) 526-9519 |
| | Dan Covello | (212) 526-9519 |
| ***MBS Banking*** | Ellen Kiernan | (212) 526-4279 |
| | Jenna Levine | (212) 526-1453 |
| | David Wong | (212) 526-6414 |

| Summary of Terms | |
|---|---|
| *Issuer:* | Aames 2003-1 |
| *Depositor:* | Structured Asset Securities Corporation |
| *Trustee:* | U.S. Bank |
| *Master Servicer:* | Aurora Loan Services |
| *Credit Risk Manager:* | The MurrayHill Company |
| *Underwriter:* | Lehman Brothers Inc. |
| *Distribution Date:* | 25th of each month, or the next succeeding Business Day<br>First Payment Date: November 25, 2003 |
| *Cut-Off Date:* | October 1, 2003 |
| *Statistical Calculation Date:* | September 1, 2003 |
| *Expected Pricing Date:* | October [ ], 2003 |
| *Closing Date:* | October [27], 2003 |
| *Settlement Date:* | October [27], 2003 through DTC, Euroclear or Cedel Bank |
| *Delay Days:* | 0 day delay – All Classes |
| *Dated Date:* | October 25, 2003 |
| *Day Count:* | Actual/360 on Classes 1-A1, 2-A1, M1, M2, M3, M4, M5 and B<br>30/360 on Classes 1-A2, 2-A2 and Class A-IO |
| *Collection Period:* | 2nd day of prior month through 1st day of month of such distribution |
| *Servicing Fee:* | 0.50% of the Group principal balance annually |
| *Trustee Fee:* | [0.004]% of the Group principal balance annually |

| *Summary of Terms (continued)* | |
|---|---|
| *Clearing/Registration:* | Book-entry through DTC, Euroclear, and Cedel |
| *Denomination:* | Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A1 and 2-A2 Certificates. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO. |
| *SMMEA Eligibility:* | None of the classes are expected to be SMMEA eligible |
| *ERISA Eligibility:* | The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible. |
| *Tax Status:* | REMIC for Federal income tax purposes |

| Sensitivity Analysis – To 10% Call | | | | | |
|---|---|---|---|---|---|
| Prepayment Assumption (1) | 50% | 75% | **100%** | 125% | 150% |
| Class 1-A1 | | | | | |
| Avg. Life (yrs) | 2.04 | 1.36 | 1.00 | 0.78 | 0.63 |
| Window (mos) | 1-54 | 1-36 | 1-27 | 1-21 | 1-17 |
| Expected Final Mat. | 3/25/2008 | 9/25/2006 | 12/25/2005 | 6/25/2005 | 2/25/2005 |
| Class 1-A2 | | | | | |
| Avg. Life (yrs) | 9.55 | 6.52 | 4.77 | 3.53 | 2.53 |
| Window (mos) | 54-177 | 36-123 | 27-92 | 21-72 | 17-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class 2-A1 | | | | | |
| Avg. Life (yrs) | 2.04 | 1.36 | 1.00 | 0.78 | 0.63 |
| Window (mos) | 1-55 | 1-36 | 1-27 | 1-21 | 1-17 |
| Expected Final Mat. | 4/25/2008 | 9/25/2006 | 12/25/2005 | 6/25/2005 | 2/25/2005 |
| Class 2-A2 | | | | | |
| Avg. Life (yrs) | 9.56 | 6.51 | 4.75 | 3.51 | 2.50 |
| Window (mos) | 55-177 | 36-123 | 27-92 | 21-72 | 17-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M1 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.11 | 4.47 | 4.50 |
| Window (mos) | 57-177 | 38-123 | 39-92 | 43-72 | 47-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M2 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.06 | 4.28 | 3.96 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 40-72 | 41-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M3 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.05 | 4.20 | 3.78 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 39-72 | 40-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M4 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.04 | 4.17 | 3.72 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 38-72 | 39-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M5 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.03 | 4.16 | 3.67 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 38-72 | 38-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class B | | | | | |
| Avg. Life (yrs) | 9.23 | 6.27 | 4.71 | 3.87 | 3.43 |
| Window (mos) | 57-176 | 38-122 | 37-91 | 37-71 | 37-57 |
| Expected Final Mat. | 5/25/2018 | 11/25/2013 | 4/25/2011 | 8/25/2009 | 6/25/2008 |

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

| Sensitivity Analysis – To 10% Call[1] | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| Class 1-A1 | | | |
| Avg. Life (yrs) | 1.29 | 0.83 | 0.59 |
| Window (mos) | 1-34 | 1-22 | 1-16 |
| Expected Final Mat. | 7/25/2006 | 7/25/2005 | 1/25/2005 |
| Class 1-A2 | | | |
| Avg. Life (yrs) | 6.17 | 3.80 | 2.25 |
| Window (mos) | 34-117 | 22-76 | 16-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class 2-A1 | | | |
| Avg. Life (yrs) | 1.30 | 0.84 | 0.60 |
| Window (mos) | 1-35 | 1-22 | 1-16 |
| Expected Final Mat. | 8/25/2006 | 7/25/2005 | 1/25/2005 |
| Class 2-A2 | | | |
| Avg. Life (yrs) | 6.23 | 3.83 | 2.27 |
| Window (mos) | 35-117 | 22-76 | 16-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M1 | | | |
| Avg. Life (yrs) | 6.33 | 4.56 | 4.42 |
| Window (mos) | 37-117 | 42-76 | 49-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M2 | | | |
| Avg. Life (yrs) | 6.33 | 4.41 | 3.93 |
| Window (mos) | 37-117 | 39-76 | 42-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M3 | | | |
| Avg. Life (yrs) | 6.33 | 4.36 | 3.70 |
| Window (mos) | 37-117 | 38-76 | 40-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M4 | | | |
| Avg. Life (yrs) | 6.33 | 4.33 | 3.62 |
| Window (mos) | 37-117 | 38-76 | 39-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M5 | | | |
| Avg. Life (yrs) | 6.33 | 4.32 | 3.57 |
| Window (mos) | 37-117 | 37-76 | 38-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class B | | | |
| Avg. Life (yrs) | 5.94 | 4.04 | 3.33 |
| Window (mos) | 37-116 | 37-75 | 37-53 |
| Expected Final Mat. | 5/25/2013 | 12/25/2009 | 2/25/2008 |

**(1) All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

## *Sensitivity Analysis – To Maturity*

| Prepayment Assumption [1] | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| Class 1-A1 | | | | | |
| Avg. Life (yrs) | 2.04 | 1.36 | 1.00 | 0.78 | 0.63 |
| Window (mos) | 1-54 | 1-36 | 1-27 | 1-21 | 1-17 |
| Expected Final Mat. | 3/25/2008 | 9/25/2006 | 12/25/2005 | 6/25/2005 | 2/25/2005 |
| Class 1-A2 | | | | | |
| Avg. Life (yrs) | 10.40 | 7.24 | 5.33 | 3.97 | 2.88 |
| Window (mos) | 54-316 | 36-260 | 27-203 | 21-161 | 17-131 |
| Expected Final Mat. | 1/25/2030 | 5/25/2025 | 8/25/2020 | 2/25/2017 | 8/25/2014 |
| Class 2-A1 | | | | | |
| Avg. Life (yrs) | 2.04 | 1.36 | 1.00 | 0.78 | 0.63 |
| Window (mos) | 1-55 | 1-36 | 1-27 | 1-21 | 1-17 |
| Expected Final Mat. | 4/25/2008 | 9/25/2006 | 12/25/2005 | 6/25/2005 | 2/25/2005 |
| Class 2-A2 | | | | | |
| Avg. Life (yrs) | 10.37 | 7.17 | 5.26 | 3.90 | 2.80 |
| Window (mos) | 55-312 | 36-252 | 27-195 | 21-153 | 17-122 |
| Expected Final Mat. | 9/25/2029 | 9/25/2024 | 12/25/2019 | 6/25/2016 | 11/25/2013 |
| Class M1 | | | | | |
| Avg. Life (yrs) | 10.61 | 7.35 | 5.62 | 4.88 | 4.86 |
| Window (mos) | 57-285 | 38-217 | 39-166 | 43-131 | 47-106 |
| Expected Final Mat. | 6/25/2027 | 10/25/2021 | 7/25/2017 | 8/25/2014 | 7/25/2012 |
| Class M2 | | | | | |
| Avg. Life (yrs) | 10.52 | 7.26 | 5.51 | 4.63 | 4.24 |
| Window (mos) | 57-266 | 38-197 | 38-150 | 40-118 | 41-95 |
| Expected Final Mat. | 11/25/2025 | 2/25/2020 | 3/25/2016 | 7/25/2013 | 8/25/2011 |
| Class M3 | | | | | |
| Avg. Life (yrs) | 10.38 | 7.14 | 5.40 | 4.47 | 4.00 |
| Window (mos) | 57-237 | 38-171 | 38-128 | 39-101 | 40-81 |
| Expected Final Mat. | 6/25/2023 | 12/25/2017 | 5/25/2014 | 2/25/2012 | 6/25/2010 |
| Class M4 | | | | | |
| Avg. Life (yrs) | 10.24 | 7.03 | 5.30 | 4.37 | 3.88 |
| Window (mos) | 57-221 | 38-157 | 37-118 | 38-92 | 39-74 |
| Expected Final Mat. | 2/25/2022 | 10/25/2016 | 7/25/2013 | 5/25/2011 | 11/25/2009 |
| Class M5 | | | | | |
| Avg. Life (yrs) | 9.98 | 6.83 | 5.14 | 4.24 | 3.74 |
| Window (mos) | 57-203 | 38-143 | 37-107 | 38-83 | 38-67 |
| Expected Final Mat. | 8/25/2020 | 8/25/2015 | 8/25/2012 | 8/25/2010 | 4/25/2009 |
| Class B | | | | | |
| Avg. Life (yrs) | 9.23 | 6.27 | 4.71 | 3.87 | 3.43 |
| Window (mos) | 57-176 | 38-122 | 37-91 | 37-71 | 37-57 |
| Expected Final Mat. | 5/25/2018 | 11/25/2013 | 4/25/2011 | 8/25/2009 | 6/25/2008 |

**(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

| Sensitivity Analysis – To Maturity[1] | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| Class 1-A1 | | | |
| Avg. Life (yrs) | 1.29 | 0.83 | 0.59 |
| Window (mos) | 1-34 | 1-22 | 1-16 |
| Expected Final Mat. | 7/25/2006 | 7/25/2005 | 1/25/2005 |
| Class 1-A2 | | | |
| Avg. Life (yrs) | 6.84 | 4.25 | 2.52 |
| Window (mos) | 34-249 | 22-169 | 16-121 |
| Expected Final Mat. | 6/25/2024 | 10/25/2017 | 10/25/2013 |
| Class 2-A1 | | | |
| Avg. Life (yrs) | 1.30 | 0.84 | 0.60 |
| Window (mos) | 1-35 | 1-22 | 1-16 |
| Expected Final Mat. | 8/25/2006 | 7/25/2005 | 1/25/2005 |
| Class 2-A2 | | | |
| Avg. Life (yrs) | 6.91 | 4.29 | 2.54 |
| Window (mos) | 35-249 | 22-169 | 16-121 |
| Expected Final Mat. | 6/25/2024 | 10/25/2017 | 10/25/2013 |
| Class M1 | | | |
| Avg. Life (yrs) | 6.96 | 4.98 | 5.04 |
| Window (mos) | 37-207 | 42-137 | 49-98 |
| Expected Final Mat. | 12/25/2020 | 2/25/2015 | 11/25/2011 |
| Class M2 | | | |
| Avg. Life (yrs) | 6.88 | 4.78 | 4.19 |
| Window (mos) | 37-188 | 39-124 | 42-88 |
| Expected Final Mat. | 5/25/2019 | 1/25/2014 | 1/25/2011 |
| Class M3 | | | |
| Avg. Life (yrs) | 6.77 | 4.64 | 3.90 |
| Window (mos) | 37-162 | 38-106 | 40-75 |
| Expected Final Mat. | 3/25/2017 | 7/25/2012 | 12/25/2009 |
| Class M4 | | | |
| Avg. Life (yrs) | 6.66 | 4.54 | 3.77 |
| Window (mos) | 37-149 | 38-97 | 39-69 |
| Expected Final Mat. | 2/25/2016 | 10/25/2011 | 6/25/2009 |
| Class M5 | | | |
| Avg. Life (yrs) | 6.47 | 4.41 | 3.63 |
| Window (mos) | 37-135 | 37-88 | 38-63 |
| Expected Final Mat. | 12/25/2014 | 1/25/2011 | 12/25/2008 |
| Class B | | | |
| Avg. Life (yrs) | 5.94 | 4.04 | 3.33 |
| Window (mos) | 37-116 | 37-75 | 37-53 |
| Expected Final Mat. | 5/25/2013 | 12/25/2009 | 2/25/2008 |

(1) **All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

| *A-IO Sensitivity Analysis* [1] | |
|---|---|
| Price (%) [2] | Yield (%) |
| 7.205838 | 3.724 |
| 7.215838 | 3.542 |
| 7.225838 | 3.361 |
| 7.235838 | 3.180 |
| 7.245838 | 3.000 |
| 7.255838 | 2.820 |
| 7.265838 | 2.641 |
| 7.275838 | 2.463 |
| 7.285838 | 2.284 |
| Mod. Dur. | 0.76 [3] |

**(1) Shown at the Certificate pricing assumption as defined on page one.**
**(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**
**(3) Assumes a price of 7.245838% plus accrued interest.**

## Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

| Period | Group 1 Funds Cap (%) | Group 2 Funds Cap (%) | Mezz Funds Cap (%) | Period | Group 1 Funds Cap (%) | Group 2 Funds Cap (%) | Mezz Funds Cap (%) |
|---|---|---|---|---|---|---|---|
| 1 | N/A | N/A | N/A | 31 | 8.66252 | 8.50023 | 8.63917 |
| 2 | N/A | N/A | N/A | 32 | 8.94851 | 8.78070 | 8.92437 |
| 3 | N/A | N/A | N/A | 33 | 8.65719 | 8.49468 | 8.63381 |
| 4 | N/A | N/A | N/A | 34 | 8.94301 | 8.88305 | 8.93439 |
| 5 | N/A | N/A | N/A | 35 | 9.21157 | 9.14879 | 9.20254 |
| 6 | N/A | N/A | N/A | 36 | 9.20806 | 9.14512 | 9.19901 |
| 7 | N/A | N/A | N/A | 37 | 9.51138 | 9.44615 | 9.50200 |
| 8 | N/A | N/A | N/A | 38 | 9.20107 | 9.13776 | 9.19196 |
| 9 | N/A | N/A | N/A | 39 | 9.50417 | 9.43856 | 9.49473 |
| 10 | N/A | N/A | N/A | 40 | 9.19410 | 9.16496 | 9.18991 |
| 11 | N/A | N/A | N/A | 41 | 9.70715 | 9.71155 | 9.70778 |
| 12 | N/A | N/A | N/A | 42 | 10.74254 | 10.74719 | 10.74321 |
| 13 | N/A | N/A | N/A | 43 | 9.69874 | 9.70274 | 9.69932 |
| 14 | N/A | N/A | N/A | 44 | 10.01770 | 10.02161 | 10.01827 |
| 15 | N/A | N/A | N/A | 45 | 9.69037 | 9.69393 | 9.69088 |
| 16 | N/A | N/A | N/A | 46 | 10.00907 | 10.04789 | 10.01466 |
| 17 | N/A | N/A | N/A | 47 | 9.70074 | 9.71933 | 9.70342 |
| 18 | N/A | N/A | N/A | 48 | 9.69656 | 9.71490 | 9.69920 |
| 19 | N/A | N/A | N/A | 49 | 10.01547 | 10.03415 | 10.01816 |
| 20 | N/A | N/A | N/A | 50 | 9.68822 | 9.70604 | 9.69079 |
| 21 | N/A | N/A | N/A | 51 | 10.00687 | 10.02501 | 10.00949 |
| 22 | N/A | N/A | N/A | 52 | 9.67993 | 9.73112 | 9.68731 |
| 23 | N/A | N/A | N/A | 53 | 9.69430 | 9.72667 | 9.69897 |
| 24 | N/A | N/A | N/A | 54 | 10.35844 | 10.39272 | 10.36338 |
| 25 | 8.44044 | 8.21898 | 8.40858 | 55 | 9.68602 | 9.71777 | 9.69059 |
| 26 | 8.16626 | 7.95182 | 8.13541 | 56 | 10.00462 | 10.03711 | 10.00930 |
| 27 | 8.43649 | 8.21478 | 8.40459 | 57 | 9.67777 | 9.70890 | 9.68226 |
| 28 | 8.16243 | 7.94776 | 8.13155 | 58 | 9.99612 | 10.02795 | 10.00071 |
| 29 | 8.66787 | 8.50578 | 8.64455 | 59 | 9.67853 | 9.70004 | 9.68163 |
| 30 | 9.59361 | 9.41404 | 9.56777 | 60 | 9.67442 | 9.69562 | 9.67748 |

**(1) Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.**

**(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.**

## SASCO 2003-AM2 Collateral Summary -Aggregate

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 4,351 | **Primary Mortgage Insurance Coverage** | |
| **Total Outstanding Loan Balance** | $511,148,768 | Yes | 20.0% |
| **Average Loan Principal Balance** | $117,478 | No | 80.0% |
| **Fixed Rate** | 41.4% | | |
| **Adjustable Rate** | 58.6% | **Primary Mortgage Insurance Coverage** | |
| **Prepayment Penalty** | 79.5% | **(First Lien Loans with LTV > 80%)** | |
| **Weighted Average Coupon** | 7.7% | Yes | 68.2% |
| **Weighted Average Margin** | 6.3% | No | 31.8% |
| **Weighted Average Initial Periodic Cap** | 3.0% | | |
| **Weighted Average Periodic Cap** | 1.0% | **Prepayment Penalty** | |
| **Weighted Average Maximum Rate** | 13.6% | None | 20.5% |
| **Weighted Average Floor** | 7.6% | 0.001-1.000 | 6.1% |
| **Weighted Average Original Term (mo.)** | 343.7 | 1.001-2.000 | 45.3% |
| **Weighted Average Remaining Term (mo.)** | 341.8 | 2.001-3.000 | 28.0% |
| **Weighted Average Loan Age (mo.)** | 1.9 | 4.001-5.000 | 0.0% |
| **Weighted Average Combined LTV** | 80.5% | | |
| **Non-Zero Weighted Average FICO** | 611 | **Geographic Distribution** | |
| **Non-Zero Weighted Average DTI** | 40.7% | (Other states account individually for less than | |
| | | 4% of the Cut-off Date principal balance) | |
| **Lien Position** | | CA | 32.9% |
| First | 91.8% | FL | 16.0% |
| Second | 8.2% | TX | 7.9% |
| | | NY | 6.7% |
| **Product Type** | | WA | 4.1% |
| 2/28 ARM (LIBOR) | 55.9% | | |
| Fixed Rate | 41.4% | **Occupancy Status** | |
| 3/27 ARM (LIBOR) | 2.3% | Primary Home | 93.6% |
| 5/25 ARM (LIBOR) | 0.4% | Investment | 6.3% |
| 6 MO LIBOR ARM | 0.0% | Second Home | 0.1% |

## Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

### Scheduled Principal Balances

| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 1,084 | $33,691,021.54 | 6.59% |
| 50,000.01 - 100,000.00 | 1,230 | 90,122,422.43 | 17.63 |
| 100,000.01 - 150,000.00 | 801 | 98,761,806.14 | 19.32 |
| 150,000.01 - 200,000.00 | 528 | 90,773,810.01 | 17.76 |
| 200,000.01 - 250,000.00 | 335 | 74,497,634.49 | 14.57 |
| 250,000.01 - 300,000.00 | 156 | 42,432,101.59 | 8.30 |
| 300,000.01 - 350,000.00 | 101 | 32,598,018.00 | 6.38 |
| 350,000.01 - 400,000.00 | 61 | 22,758,222.90 | 4.45 |
| 400,000.01 - 450,000.00 | 31 | 13,227,209.00 | 2.59 |
| 450,000.01 - 500,000.00 | 20 | 9,622,643.97 | 1.88 |
| 550,000.01 - 600,000.00 | 1 | 591,514.74 | 0.12 |
| 600,000.01 - 650,000.00 | 1 | 618,987.17 | 0.12 |
| 700,000.01 - 750,000.00 | 2 | 1,453,375.66 | 0.28 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

| | |
|---|---|
| Minimum: | $9,955.27 |
| Maximum: | $749,379.14 |
| Weighted Average: | $117,478.46 |

## *Collateral Characteristics- Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Mortgage Rates* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 101 | $20,532,593.55 | 4.02% |
| 5.501 - 6.000 | 206 | 41,408,393.82 | 8.10 |
| 6.001 - 6.500 | 338 | 63,119,355.25 | 12.35 |
| 6.501 - 7.000 | 439 | 78,624,743.27 | 15.38 |
| 7.001 - 7.500 | 400 | 61,889,435.08 | 12.11 |
| 7.501 - 8.000 | 554 | 80,224,454.66 | 15.69 |
| 8.001 - 8.500 | 348 | 42,948,822.75 | 8.40 |
| 8.501 - 9.000 | 335 | 36,495,732.78 | 7.14 |
| 9.001 - 9.500 | 230 | 20,058,676.65 | 3.92 |
| 9.501 - 10.000 | 254 | 16,945,653.44 | 3.32 |
| 10.001 - 10.500 | 144 | 8,950,110.94 | 1.75 |
| 10.501 - 11.000 | 140 | 7,238,489.44 | 1.42 |
| 11.001 - 11.500 | 143 | 5,865,117.20 | 1.15 |
| 11.501 - 12.000 | 299 | 11,495,041.86 | 2.25 |
| 12.001 - 12.500 | 204 | 8,490,067.63 | 1.66 |
| 12.501 - 13.000 | 112 | 3,723,093.77 | 0.73 |
| 13.001 - 13.500 | 98 | 2,971,312.01 | 0.58 |
| 13.501 - 14.000 | 4 | 125,243.42 | 0.02 |
| 14.001 - 14.250 | 1 | 31,638.03 | 0.01 |
| >= 14.251 | 1 | 10,792.09 | 0.00 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 4.500%
Maximum: 14.350%
Weighted Average: 7.750%

## Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

| Original Terms to Stated Maturity | | | |
|---|---|---|---|
| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 170 | 11 | $785,058.84 | 0.15% |
| 171 - 180 | 175 | 13,682,709.11 | 2.68 |
| 181 - 240 | 1,141 | 47,001,310.25 | 9.20 |
| 241 - 300 | 5 | 492,779.44 | 0.10 |
| 301 - 360 | 3,019 | 449,186,910.00 | 87.88 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 120.0
Maximum: 360.0
Weighted Average: 343.7

| Remaining Terms to Stated Maturity | | | |
|---|---|---|---|
| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 170 | 11 | $785,058.84 | 0.15% |
| 171 - 180 | 175 | 13,682,709.11 | 2.68 |
| 181 - 240 | 1,141 | 47,001,310.25 | 9.20 |
| 241 - 300 | 5 | 492,779.44 | 0.10 |
| 301 - 360 | 3,019 | 449,186,910.00 | 87.88 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 118.0
Maximum: 360.0
Weighted Average: 341.8

## Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

| Combined Loan-to-Value Ratio | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 20.000 | 4 | $279,555.23 | 0.05% |
| 20.001 - 30.000 | 8 | 629,294.92 | 0.12 |
| 30.001 - 40.000 | 23 | 2,037,992.78 | 0.40 |
| 40.001 - 50.000 | 67 | 7,042,595.93 | 1.38 |
| 50.001 - 60.000 | 144 | 21,550,431.95 | 4.22 |
| 60.001 - 70.000 | 366 | 51,765,414.81 | 10.13 |
| 70.001 - 80.000 | 1,591 | 235,707,020.93 | 46.11 |
| 80.001 - 90.000 | 740 | 108,827,760.63 | 21.29 |
| 90.001 - 100.000 | 1,408 | 83,308,700.46 | 16.30 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 12.540%
Maximum: 100.000%
Weighted Average: 80.458%

| FICO Score | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 451 - 500 | 9 | $1,356,285.53 | 0.27% |
| 501 - 550 | 675 | 90,210,499.08 | 17.65 |
| 551 - 600 | 1,083 | 129,322,106.51 | 25.30 |
| 601 - 650 | 1,474 | 161,157,631.30 | 31.53 |
| 651 - 700 | 842 | 93,078,082.82 | 18.21 |
| 701 - 750 | 200 | 27,278,268.59 | 5.34 |
| 751 - 800 | 66 | 8,539,890.58 | 1.67 |
| <= 801 | 2 | 206,003.23 | 0.04 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 498
Maximum: 810
Weighted Average: 611

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Loan Purpose* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Cash Out Refinance | 2,102 | $292,358,438.23 | 57.20% |
| Purchase | 1,663 | 155,781,592.15 | 30.48 |
| Rate/Term Refinance | 586 | 63,008,737.26 | 12.33 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

| *Property Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Single Family | 3,925 | $457,996,598.25 | 89.60% |
| Condo | 278 | 30,523,603.99 | 5.97 |
| 2-4 Family | 125 | 19,780,135.69 | 3.87 |
| PUD | 22 | 2,759,177.99 | 0.54 |
| Manufactured Housing | 1 | 89,251.72 | 0.02 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *States – Top 30* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| CA-S | 706 | $115,326,047.32 | 22.56% |
| FL | 770 | 81,900,219.01 | 16.02 |
| CA-N | 301 | 52,893,735.54 | 10.35 |
| TX | 522 | 40,133,219.44 | 7.85 |
| NY | 179 | 34,128,430.37 | 6.68 |
| WA | 199 | 21,012,064.89 | 4.11 |
| MA | 71 | 13,700,456.13 | 2.68 |
| VA | 91 | 12,614,096.94 | 2.47 |
| IL | 115 | 12,342,347.76 | 2.41 |
| MI | 112 | 10,803,184.41 | 2.11 |
| OH | 138 | 9,826,325.99 | 1.92 |
| NV | 84 | 9,467,572.14 | 1.85 |
| MN | 89 | 8,882,153.48 | 1.74 |
| CO | 71 | 7,559,283.12 | 1.48 |
| NJ | 38 | 7,434,323.92 | 1.45 |
| AZ | 87 | 7,363,160.94 | 1.44 |
| GA | 63 | 6,057,591.57 | 1.19 |
| MD | 47 | 5,770,067.23 | 1.13 |
| NC | 70 | 5,590,516.73 | 1.09 |
| CT | 41 | 5,032,517.29 | 0.98 |
| MO | 69 | 4,546,669.19 | 0.89 |
| PA | 54 | 4,067,417.72 | 0.80 |
| RI | 24 | 3,111,598.21 | 0.61 |
| OK | 45 | 2,952,107.77 | 0.58 |
| IN | 45 | 2,737,733.59 | 0.54 |
| TN | 46 | 2,704,481.04 | 0.53 |
| WI | 30 | 2,484,652.09 | 0.49 |
| OR | 20 | 2,454,450.21 | 0.48 |
| UT | 27 | 2,027,611.17 | 0.40 |
| LA | 28 | 1,778,606.88 | 0.35 |
| Other | 169 | 14,446,125.55 | 2.83 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Prepayment Penalty Description* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| None | 1,163 | $105,023,424.82 | 20.55% |
| 1% of Orig. Bal. | 94 | 6,081,417.34 | 1.19 |
| 1% of UPB | 113 | 10,744,188.90 | 2.10 |
| 2 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 10 | 1,120,014.37 | 0.22 |
| 2 Mos. Int. on UPB | 2 | 430,072.83 | 0.08 |
| 2% of UPB | 221 | 22,601,555.33 | 4.42 |
| 3 Mos. Int. on UPB | 61 | 12,818,231.99 | 2.51 |
| 3% of UPB | 2 | 251,599.14 | 0.05 |
| 5% 4% 3% 2% 1% | 13 | 343,987.20 | 0.07 |
| 5% of UPB | 50 | 3,187,756.49 | 0.62 |
| 6 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 2,090 | 283,149,257.25 | 55.39 |
| 6 Mos. Int. on UPB | 532 | 65,397,261.98 | 12.79 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

| *Documentation Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Full | 3,049 | $352,283,533.12 | 68.92% |
| No Documentation | 744 | 84,588,044.27 | 16.55 |
| Stated | 463 | 59,307,738.27 | 11.60 |
| Limited | 95 | 14,969,451.98 | 2.93 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

## Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

| Gross Margin | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 3.501 - 4.000 | 4 | $862,663.33 | 0.29% |
| 4.001 - 4.500 | 32 | 7,309,573.34 | 2.44 |
| 4.501 - 5.000 | 30 | 6,084,667.21 | 2.03 |
| 5.001 - 5.500 | 101 | 19,616,199.75 | 6.55 |
| 5.501 - 6.000 | 514 | 87,530,644.74 | 29.23 |
| 6.001 - 6.500 | 253 | 37,773,065.27 | 12.61 |
| 6.501 - 7.000 | 844 | 113,845,849.60 | 38.01 |
| 7.001 - 7.500 | 83 | 12,947,135.09 | 4.32 |
| 7.501 - 8.000 | 59 | 9,001,153.35 | 3.01 |
| 8.001 - 8.500 | 34 | 4,521,279.68 | 1.51 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 3.625%
Maximum: 8.320%
Weighted Average: 6.330%

## *Collateral Characteristics- Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

*Initial Periodic Cap*

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 1.000 | 10 | $1,195,140.35 | 0.40% |
| 3.000 | 1,939 | 297,617,798.02 | 99.37 |
| 5.000 | 5 | 679,292.99 | 0.23 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.997%

*Periodic Cap*

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 1.000 | 1,954 | $299,492,231.36 | 100.00% |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Maximum Rate* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 10.500 | 2 | $433,524.94 | 0.14% |
| 10.501 - 11.000 | 7 | 1,497,439.84 | 0.50 |
| 11.001 - 11.500 | 33 | 6,701,833.80 | 2.24 |
| 11.501 - 12.000 | 96 | 19,501,880.04 | 6.51 |
| 12.001 - 12.500 | 155 | 31,475,972.17 | 10.51 |
| 12.501 - 13.000 | 259 | 49,543,249.37 | 16.54 |
| 13.001 - 13.500 | 249 | 41,233,976.94 | 13.77 |
| 13.501 - 14.000 | 387 | 59,850,290.73 | 19.98 |
| 14.001 - 14.500 | 233 | 31,992,874.09 | 10.68 |
| 14.501 - 15.000 | 216 | 25,972,312.49 | 8.67 |
| 15.001 - 15.500 | 124 | 13,383,567.69 | 4.47 |
| 15.501 - 16.000 | 94 | 8,812,698.79 | 2.94 |
| 16.001 - 16.500 | 50 | 4,921,678.72 | 1.64 |
| 16.501 - 17.000 | 30 | 2,458,610.26 | 0.82 |
| 17.001 - 17.500 | 9 | 694,632.64 | 0.23 |
| 17.501 - 18.000 | 7 | 584,136.29 | 0.20 |
| 18.001 - 18.500 | 2 | 310,416.61 | 0.10 |
| 18.501 - 19.000 | 1 | 123,135.95 | 0.04 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 10.500%
Maximum: 18.550%
Weighted Average: 13.561%

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Floor* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 16 | $3,167,677.14 | 1.06% |
| 5.501 - 6.000 | 106 | 21,165,777.32 | 7.07 |
| 6.001 - 6.500 | 147 | 30,026,939.92 | 10.03 |
| 6.501 - 7.000 | 271 | 52,240,798.66 | 17.44 |
| 7.001 - 7.500 | 249 | 41,782,996.40 | 13.95 |
| 7.501 - 8.000 | 393 | 61,129,596.41 | 20.41 |
| 8.001 - 8.500 | 236 | 32,536,989.43 | 10.86 |
| 8.501 - 9.000 | 216 | 25,953,438.51 | 8.67 |
| 9.001 - 9.500 | 125 | 13,475,655.65 | 4.50 |
| 9.501 - 10.000 | 95 | 8,867,272.77 | 2.96 |
| 10.001 - 10.500 | 51 | 4,974,157.40 | 1.66 |
| 10.501 - 11.000 | 30 | 2,458,610.26 | 0.82 |
| 11.001 - 11.500 | 9 | 694,632.64 | 0.23 |
| 11.501 - 12.000 | 7 | 584,136.29 | 0.20 |
| 12.001 - 12.500 | 2 | 310,416.61 | 0.10 |
| 12.501 - 13.000 | 1 | 123,135.95 | 0.04 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 4.650%
Maximum: 12.550%
Weighted Average: 7.597%

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Next Rate Adjustment Date* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 2004-01 | 1 | $66,259.25 | 0.02% |
| 2004-07 | 1 | 268,240.57 | 0.09 |
| 2004-12 | 1 | 81,184.89 | 0.03 |
| 2005-04 | 6 | 704,541.75 | 0.24 |
| 2005-05 | 26 | 4,373,163.87 | 1.46 |
| 2005-06 | 137 | 21,197,974.60 | 7.08 |
| 2005-07 | 1,091 | 166,939,486.09 | 55.74 |
| 2005-08 | 590 | 91,030,347.28 | 30.39 |
| 2005-09 | 11 | 1,027,879.00 | 0.34 |
| 2006-04 | 1 | 424,378.06 | 0.14 |
| 2006-05 | 3 | 713,532.71 | 0.24 |
| 2006-06 | 8 | 918,819.28 | 0.31 |
| 2006-07 | 33 | 5,518,159.82 | 1.84 |
| 2006-08 | 30 | 4,353,830.85 | 1.45 |
| 2008-07 | 9 | 1,159,440.35 | 0.39 |
| 2008-08 | 6 | 714,992.99 | 0.24 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

## SASCO 2003-AM2 Collateral Summary – Group 1

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 4,053 | **Primary Mortgage Insurance Coverage** | |
| **Total Outstanding Loan Balance** | $437,613,130 | Yes | 20.6% |
| **Average Loan Principal Balance** | $107,973 | No | 79.4% |
| **Fixed Rate** | 42.4% | | |
| **Adjustable Rate** | 57.6% | **Primary Mortgage Insurance Coverage** | |
| **Prepayment Penalty** | 80.0% | **(First Lien Loans with LTV > 80%)** | |
| **Weighted Average Coupon** | 7.8% | Yes | 70.4% |
| **Weighted Average Margin** | 6.4% | No | 29.6% |
| **Weighted Average Initial Periodic Cap** | 3.0% | | |
| **Weighted Average Periodic Cap** | 1.0% | **Prepayment Penalty** | |
| **Weighted Average Maximum Rate** | 13.6% | None | 20.0% |
| **Weighted Average Floor** | 7.7% | 0.001-1.000 | 5.7% |
| **Weighted Average Original Term (mo.)** | 342.9 | 1.001-2.000 | 45.2% |
| **Weighted Average Remaining Term (mo.)** | 341.0 | 2.001-3.000 | 29.1% |
| **Weighted Average Loan Age (mo.)** | 1.9 | | |
| **Weighted Average Combined LTV** | 80.4% | | |
| **Non-Zero Weighted Average FICO** | 609 | **Geographic Distribution** | |
| **Non-Zero Weighted Average DTI** | 40.6% | (Other states account individually for less than | |
| | | 4% of the Cut-off Date principal balance) | |
| **Lien Position** | | CA | 30.2% |
| First | 91.7% | FL | 17.2% |
| Second | 8.3% | TX | 8.5% |
| | | NY | 6.5% |
| **Product Type** | | WA | 4.2% |
| 2/28 ARM (LIBOR) | 55.1% | | |
| Fixed Rate | 42.4% | **Occupancy Status** | |
| 3/27 ARM (LIBOR) | 2.1% | Primary Home | 94.1% |
| 5/25 ARM (LIBOR) | 0.4% | Investment | 5.8% |
| 6 MO LIBOR ARM | 0.0% | Second Home | 0.1% |

## Collateral Characteristics - Group 1

Collateral characteristics are listed below as of the Statistical Calculation Date

### Scheduled Principal Balances

| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 1,061 | $33,026,885.13 | 7.55% |
| 50,000.01 - 100,000.00 | 1,142 | 83,684,668.51 | 19.12 |
| 100,000.01 - 150,000.00 | 783 | 96,630,061.87 | 22.08 |
| 150,000.01 - 200,000.00 | 523 | 89,917,611.18 | 20.55 |
| 200,000.01 - 250,000.00 | 331 | 73,624,367.24 | 16.82 |
| 250,000.01 - 300,000.00 | 155 | 42,156,601.59 | 9.63 |
| 300,000.01 - 350,000.00 | 54 | 16,918,071.45 | 3.87 |
| 350,000.01 - 400,000.00 | 2 | 746,735.33 | 0.17 |
| 400,000.01 - 450,000.00 | 1 | 411,647.00 | 0.09 |
| 450,000.01 - 500,000.00 | 1 | 496,481.10 | 0.11 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: $9,955.27
Maximum: $496,481.10
Average: $107,972.65

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Mortgage Rates* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 93 | $17,563,106.23 | 4.01% |
| 5.501 - 6.000 | 181 | 32,473,742.27 | 7.42 |
| 6.001 - 6.500 | 303 | 50,308,657.64 | 11.50 |
| 6.501 - 7.000 | 397 | 62,195,290.06 | 14.21 |
| 7.001 - 7.500 | 378 | 54,397,704.21 | 12.43 |
| 7.501 - 8.000 | 522 | 70,326,689.37 | 16.07 |
| 8.001 - 8.500 | 328 | 38,458,442.77 | 8.79 |
| 8.501 - 9.000 | 322 | 33,830,902.49 | 7.73 |
| 9.001 - 9.500 | 221 | 18,710,487.06 | 4.28 |
| 9.501 - 10.000 | 243 | 15,802,012.61 | 3.61 |
| 10.001 - 10.500 | 140 | 8,359,848.45 | 1.91 |
| 10.501 - 11.000 | 130 | 6,504,944.47 | 1.49 |
| 11.001 - 11.500 | 135 | 5,333,383.75 | 1.22 |
| 11.501 - 12.000 | 274 | 9,933,647.23 | 2.27 |
| 12.001 - 12.500 | 180 | 6,976,408.73 | 1.59 |
| 12.501 - 13.000 | 109 | 3,613,952.30 | 0.83 |
| 13.001 - 13.500 | 91 | 2,656,237.22 | 0.61 |
| 13.501 - 14.000 | 4 | 125,243.42 | 0.03 |
| 14.001 - 14.250 | 1 | 31,638.03 | 0.01 |
| >= 14.251 | 1 | 10,792.09 | 0.00 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 4.500%
Maximum: 14.350%
Weighted Average: 7.816%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

### *Original Terms to Stated Maturity*

| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| <= 170 | 11 | $785,058.84 | 0.18% |
| 171 - 180 | 172 | 13,193,658.90 | 3.01 |
| 181 - 240 | 1,048 | 40,863,251.00 | 9.34 |
| 241 - 300 | 5 | 492,779.44 | 0.11 |
| 301 - 360 | 2,817 | 382,278,382.22 | 87.36 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 120.0
Maximum: 360.0
Weighted Average: 342.9

### *Remaining Terms to Stated Maturity*

| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| <= 170 | 11 | $785,058.84 | 0.18% |
| 171 - 180 | 172 | 13,193,658.90 | 3.01 |
| 181 - 240 | 1,048 | 40,863,251.00 | 9.34 |
| 241 - 300 | 5 | 492,779.44 | 0.11 |
| 301 - 360 | 2,817 | 382,278,382.22 | 87.36 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 118.0
Maximum: 360.0
Weighted Average: 341.0

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Combined Loan-to-Value Ratio* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 20.000 | 4 | $279,555.23 | 0.06% |
| 20.001 - 30.000 | 8 | 629,294.92 | 0.14 |
| 30.001 - 40.000 | 22 | 1,688,797.48 | 0.39 |
| 40.001 - 50.000 | 65 | 6,590,400.62 | 1.51 |
| 50.001 - 60.000 | 136 | 18,283,943.32 | 4.18 |
| 60.001 - 70.000 | 347 | 45,232,680.04 | 10.34 |
| 70.001 - 80.000 | 1,482 | 200,584,829.58 | 45.84 |
| 80.001 - 90.000 | 685 | 90,846,799.52 | 20.76 |
| 90.001 - 100.000 | 1,304 | 73,476,829.69 | 16.79 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 12.540%
Maximum: 100.000%
Weighted Average: 80.418%

| *FICO Score* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 451 - 500 | 9 | $1,356,285.53 | 0.31% |
| 501 - 550 | 643 | 81,513,450.86 | 18.63 |
| 551 - 600 | 1,023 | 112,462,629.00 | 25.70 |
| 601 - 650 | 1,383 | 137,450,505.10 | 31.41 |
| 651 - 700 | 770 | 77,819,323.49 | 17.78 |
| 701 - 750 | 166 | 19,781,342.84 | 4.52 |
| 751 - 800 | 58 | 7,129,711.53 | 1.63 |
| >= 801 | 1 | 99,882.05 | 0.02 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 498
Maximum: 810
Weighted Average: 609

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Loan Purpose* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Cash Out Refinance | 1,972 | $249,531,013.92 | 57.02% |
| Purchase | 1,537 | 133,583,107.13 | 30.53 |
| Rate/Term Refinance | 544 | 54,499,009.35 | 12.45 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

| *Property Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Single Family | 3,647 | $390,419,408.32 | 89.22% |
| Condo | 269 | 27,530,710.01 | 6.29 |
| 2-4 Family | 118 | 17,671,278.21 | 4.04 |
| PUD | 18 | 1,902,482.14 | 0.43 |
| Manufactured Housing | 1 | 89,251.72 | 0.02 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *States – Top 30* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| CA-S | 640 | $95,394,241.83 | 21.80% |
| FL | 749 | 75,229,127.54 | 17.19 |
| TX | 511 | 37,286,208.05 | 8.52 |
| CA-N | 243 | 36,884,849.88 | 8.43 |
| NY | 162 | 28,500,990.97 | 6.51 |
| WA | 187 | 18,555,602.66 | 4.24 |
| IL | 111 | 11,445,923.75 | 2.62 |
| MA | 64 | 10,921,273.36 | 2.50 |
| MI | 108 | 9,506,005.77 | 2.17 |
| OH | 137 | 9,490,933.24 | 2.17 |
| NV | 83 | 9,389,662.37 | 2.15 |
| VA | 83 | 9,383,774.82 | 2.14 |
| MN | 87 | 8,714,914.55 | 1.99 |
| CO | 69 | 7,415,965.68 | 1.69 |
| AZ | 86 | 7,336,440.90 | 1.68 |
| MD | 46 | 5,701,271.89 | 1.30 |
| NC | 70 | 5,590,516.73 | 1.28 |
| NJ | 30 | 4,888,199.59 | 1.12 |
| MO | 69 | 4,546,669.19 | 1.04 |
| CT | 38 | 4,532,642.01 | 1.04 |
| PA | 54 | 4,067,417.72 | 0.93 |
| RI | 24 | 3,111,598.21 | 0.71 |
| IN | 45 | 2,737,733.59 | 0.63 |
| TN | 45 | 2,681,311.32 | 0.61 |
| OK | 44 | 2,624,527.68 | 0.60 |
| OR | 20 | 2,454,450.21 | 0.56 |
| WI | 29 | 2,161,652.09 | 0.49 |
| LA | 26 | 1,741,017.53 | 0.40 |
| HI | 9 | 1,710,158.46 | 0.39 |
| UT | 26 | 1,603,233.11 | 0.37 |
| Other | 158 | 12,004,815.70 | 2.74 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

## *Collateral Characteristics - Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

### *Prepayment Penalty Description*

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| None | 1,055 | $87,474,011.62 | 19.99% |
| 1% of Orig. Bal. | 93 | 5,746,024.59 | 1.31 |
| 1% of UPB | 109 | 9,447,010.26 | 2.16 |
| 2 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 9 | 797,014.37 | 0.18 |
| 2 Mos. Int. on UPB | 2 | 430,072.83 | 0.10 |
| 2% of UPB | 214 | 19,990,005.48 | 4.57 |
| 3 Mos. Int. on UPB | 55 | 10,463,278.72 | 2.39 |
| 3% of UPB | 2 | 251,599.14 | 0.06 |
| 5% 4% 3% 2% 1% | 10 | 279,242.98 | 0.06 |
| 5% of UPB | 49 | 3,107,919.28 | 0.71 |
| 6 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 1,946 | 241,409,092.96 | 55.16 |
| 6 Mos. Int. on UPB | 509 | 58,217,858.17 | 13.30 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

### *Documentation Type*

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Full | 2,883 | $308,653,373.05 | 70.53% |
| No Documentation | 661 | 66,383,477.10 | 15.17 |
| Stated | 417 | 48,759,429.52 | 11.14 |
| Limited | 92 | 13,816,850.73 | 3.16 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

## *Collateral Characteristics - Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Gross Margin* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 3.501 - 4.000 | 4 | $862,663.33 | 0.34% |
| 4.001 - 4.500 | 27 | 5,159,580.64 | 2.05 |
| 4.501 - 5.000 | 26 | 4,460,687.50 | 1.77 |
| 5.001 - 5.500 | 91 | 15,688,742.51 | 6.22 |
| 5.501 - 6.000 | 458 | 69,080,194.14 | 27.39 |
| 6.001 - 6.500 | 235 | 32,424,864.69 | 12.85 |
| 6.501 - 7.000 | 809 | 101,923,388.27 | 40.41 |
| 7.001 - 7.500 | 74 | 10,523,778.70 | 4.17 |
| 7.501 - 8.000 | 57 | 8,378,401.80 | 3.32 |
| 8.001 - 8.500 | 31 | 3,739,652.36 | 1.48 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

Minimum: 3.625%
Maximum: 8.320%
Weighted Average: 6.365%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Initial Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 10 | $1,195,140.35 | 0.47% |
| 3.000 | 1,797 | 250,367,520.60 | 99.26 |
| 5.000 | 5 | 679,292.99 | 0.27 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.996%

| *Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 1,812 | $252,241,953.94 | 100.00% |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

## Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

### Maximum Rate

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 10.001 - 10.500 | 2 | $433,524.94 | 0.17% |
| 10.501 - 11.000 | 7 | 1,497,439.84 | 0.59 |
| 11.001 - 11.500 | 30 | 5,679,186.32 | 2.25 |
| 11.501 - 12.000 | 87 | 16,134,755.50 | 6.40 |
| 12.001 - 12.500 | 131 | 22,532,421.05 | 8.93 |
| 12.501 - 13.000 | 229 | 38,070,280.43 | 15.09 |
| 13.001 - 13.500 | 233 | 35,626,924.36 | 14.12 |
| 13.501 - 14.000 | 360 | 50,875,826.30 | 20.17 |
| 14.001 - 14.500 | 217 | 28,163,655.69 | 11.17 |
| 14.501 - 15.000 | 208 | 23,939,751.28 | 9.49 |
| 15.001 - 15.500 | 119 | 12,392,562.26 | 4.91 |
| 15.501 - 16.000 | 91 | 8,192,349.52 | 3.25 |
| 16.001 - 16.500 | 49 | 4,532,344.70 | 1.80 |
| 16.501 - 17.000 | 30 | 2,458,610.26 | 0.97 |
| 17.001 - 17.500 | 9 | 694,632.64 | 0.28 |
| 17.501 - 18.000 | 7 | 584,136.29 | 0.23 |
| 18.001 - 18.500 | 2 | 310,416.61 | 0.12 |
| 18.501 - 19.000 | 1 | 123,135.95 | 0.05 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

Minimum: 10.500%
Maximum: 18.550%
Weighted Average: 13.631%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Floor* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 15 | $2,844,389.39 | 1.13% |
| 5.501 - 6.000 | 99 | 18,608,308.24 | 7.38 |
| 6.001 - 6.500 | 123 | 21,073,689.62 | 8.35 |
| 6.501 - 7.000 | 239 | 40,058,213.73 | 15.88 |
| 7.001 - 7.500 | 231 | 35,386,243.80 | 14.03 |
| 7.501 - 8.000 | 366 | 52,155,131.98 | 20.68 |
| 8.001 - 8.500 | 220 | 28,707,771.03 | 11.38 |
| 8.501 - 9.000 | 208 | 23,920,877.30 | 9.48 |
| 9.001 - 9.500 | 120 | 12,484,650.22 | 4.95 |
| 9.501 - 10.000 | 92 | 8,246,923.50 | 3.27 |
| 10.001 - 10.500 | 50 | 4,584,823.38 | 1.82 |
| 10.501 - 11.000 | 30 | 2,458,610.26 | 0.97 |
| 11.001 - 11.500 | 9 | 694,632.64 | 0.28 |
| 11.501 - 12.000 | 7 | 584,136.29 | 0.23 |
| 12.001 - 12.500 | 2 | 310,416.61 | 0.12 |
| 12.501 - 13.000 | 1 | 123,135.95 | 0.05 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

Minimum: 4.650%
Maximum: 12.550%
Weighted Average: 7.664%

## Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Next Rate Adjustment Date* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 2004-01 | 1 | $66,259.25 | 0.03% |
| 2004-07 | 1 | 268,240.57 | 0.11 |
| 2004-12 | 1 | 81,184.89 | 0.03 |
| 2005-04 | 6 | 704,541.75 | 0.28 |
| 2005-05 | 24 | 3,172,696.04 | 1.26 |
| 2005-06 | 128 | 18,494,051.08 | 7.33 |
| 2005-07 | 1,013 | 139,936,341.56 | 55.48 |
| 2005-08 | 546 | 77,482,658.46 | 30.72 |
| 2005-09 | 11 | 1,027,879.00 | 0.41 |
| 2006-05 | 2 | 283,176.20 | 0.11 |
| 2006-06 | 7 | 794,585.10 | 0.32 |
| 2006-07 | 28 | 4,088,475.85 | 1.62 |
| 2006-08 | 29 | 3,967,430.85 | 1.57 |
| 2008-07 | 9 | 1,159,440.35 | 0.46 |
| 2008-08 | 6 | 714,992.99 | 0.28 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

## SASCO 2003-AM2 Collateral Summary – Group 2

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 298 | **Primary Mortgage Insurance Coverage** | |
| **Total Outstanding Loan Balance** | $73,535,637 | Yes | 16.6% |
| **Average Loan Principal Balance** | $246,764 | No | 83.4% |
| **Fixed Rate** | 35.7% | | |
| **Adjustable Rate** | 64.3% | **Primary Mortgage Insurance Coverage** | |
| **Prepayment Penalty** | 76.1% | **(First Lien Loans with LTV > 80%)** | |
| **Weighted Average Coupon** | 7.4% | Yes | 55.2% |
| **Weighted Average Margin** | 6.1% | No | 44.8% |
| **Weighted Average Initial Periodic Cap** | 3.0% | | |
| **Weighted Average Periodic Cap** | 1.0% | **Prepayment Penalty** | |
| **Weighted Average Maximum Rate** | 13.2% | None | 23.9% |
| **Weighted Average Floor** | 7.2% | 0.001-1.000 | 8.2% |
| **Weighted Average Original Term (mo.)** | 348.8 | 1.001-2.000 | 46.2% |
| **Weighted Average Remaining Term (mo.)** | 346.8 | 2.001-3.000 | 21.5% |
| **Weighted Average Loan Age (mo.)** | 2.0 | 4.001-5.000 | 0.2% |
| **Weighted Average Combined LTV** | 80.7% | | |
| **Non-Zero Weighted Average FICO** | 625 | **Geographic Distribution** | |
| **Non-Zero Weighted Average DTI** | 41.3% | (Other states account individually for less than | |
| | | 4% of the Cut-off Date principal balance) | |
| **Lien Position** | | CA | 48.9% |
| First | 92.2% | FL | 9.1% |
| Second | 7.8% | GA | 8.2% |
| | | NY | 7.7% |
| **Product Type** | | VA | 4.4% |
| 2/28 ARM (LIBOR) | 60.5% | | |
| Fixed Rate | 35.7% | **Occupancy Status** | |
| 3/27 ARM (LIBOR) | 3.8% | Primary Home | 90.6% |
| | | Investment | 9.4% |

## *Collateral Characteristics - Group 2*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Scheduled Principal Balances* | | | |
|---|---|---|---|
| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 0.01 - 50,000.00 | 23 | $664,136.41 | 0.90% |
| 50,000.01 - 100,000.00 | 88 | 6,437,753.92 | 8.75 |
| 100,000.01 - 150,000.00 | 18 | 2,131,744.27 | 2.90 |
| 150,000.01 - 200,000.00 | 5 | 856,198.83 | 1.16 |
| 200,000.01 - 250,000.00 | 4 | 873,267.25 | 1.19 |
| 250,000.01 - 300,000.00 | 1 | 275,500.00 | 0.37 |
| 300,000.01 - 350,000.00 | 47 | 15,679,946.55 | 21.32 |
| 350,000.01 - 400,000.00 | 59 | 22,011,487.57 | 29.93 |
| 400,000.01 - 450,000.00 | 30 | 12,815,562.00 | 17.43 |
| 450,000.01 - 500,000.00 | 19 | 9,126,162.87 | 12.41 |
| 550,000.01 - 600,000.00 | 1 | 591,514.74 | 0.80 |
| 600,000.01 - 650,000.00 | 1 | 618,987.17 | 0.84 |
| 700,000.01 - 750,000.00 | 2 | 1,453,375.66 | 1.98 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

| | |
|---|---|
| Minimum: | $17,866.00 |
| Maximum: | $749,379.14 |
| Average: | $246,763.88 |

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

*Mortgage Rates*

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| <= 5.500 | 8 | $2,969,487.32 | 4.04% |
| 5.501 - 6.000 | 25 | 8,934,651.55 | 12.15 |
| 6.001 - 6.500 | 35 | 12,810,697.61 | 17.42 |
| 6.501 - 7.000 | 42 | 16,429,453.21 | 22.34 |
| 7.001 - 7.500 | 22 | 7,491,730.87 | 10.19 |
| 7.501 - 8.000 | 32 | 9,897,765.29 | 13.46 |
| 8.001 - 8.500 | 20 | 4,490,379.98 | 6.11 |
| 8.501 - 9.000 | 13 | 2,664,830.29 | 3.62 |
| 9.001 - 9.500 | 9 | 1,348,189.59 | 1.83 |
| 9.501 - 10.000 | 11 | 1,143,640.83 | 1.56 |
| 10.001 - 10.500 | 4 | 590,262.49 | 0.80 |
| 10.501 - 11.000 | 10 | 733,544.97 | 1.00 |
| 11.001 - 11.500 | 8 | 531,733.45 | 0.72 |
| 11.501 - 12.000 | 25 | 1,561,394.63 | 2.12 |
| 12.001 - 12.500 | 24 | 1,513,658.90 | 2.06 |
| 12.501 - 13.000 | 3 | 109,141.47 | 0.15 |
| 13.001 - 13.500 | 7 | 315,074.79 | 0.43 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 5.125%
Maximum: 13.490%
Weighted Average: 7.352%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

***Original Terms to Stated Maturity***

| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 171 - 180 | 3 | $489,050.21 | 0.67% |
| 181 - 240 | 93 | 6,138,059.25 | 8.35 |
| 301 - 360 | 202 | 66,908,527.78 | 90.99 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 180.0
Maximum: 360.0
Weighted Average: 348.8

***Remaining Terms to Stated Maturity***

| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 171 - 180 | 3 | $489,050.21 | 0.67% |
| 181 - 240 | 93 | 6,138,059.25 | 8.35 |
| 301 - 360 | 202 | 66,908,527.78 | 90.99 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 176.0
Maximum: 359.0
Weighted Average: 346.8

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Combined Loan-to-Value Ratio* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 30.001 - 40.000 | 1 | $349,195.30 | 0.47% |
| 40.001 - 50.000 | 2 | 452,195.31 | 0.61 |
| 50.001 - 60.000 | 8 | 3,266,488.63 | 4.44 |
| 60.001 - 70.000 | 19 | 6,532,734.77 | 8.88 |
| 70.001 - 80.000 | 109 | 35,122,191.35 | 47.76 |
| 80.001 - 90.000 | 55 | 17,980,961.11 | 24.45 |
| 90.001 - 100.000 | 104 | 9,831,870.77 | 13.37 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 38.890%
Maximum: 100.000%
Weighted Average: 80.696%

| *FICO Score* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 501 - 550 | 32 | $8,697,048.22 | 11.83% |
| 551 - 600 | 60 | 16,859,477.51 | 22.93 |
| 601 - 650 | 91 | 23,707,126.20 | 32.24 |
| 651 - 700 | 72 | 15,258,759.33 | 20.75 |
| 701 - 750 | 34 | 7,496,925.75 | 10.19 |
| 751 - 800 | 8 | 1,410,179.05 | 1.92 |
| 801 >= | 1 | 106,121.18 | 0.14 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 501
Maximum: 801
Weighed Average: 625

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

***Loan Purpose***

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Cash Out Refinance | 130 | $42,827,424.31 | 58.24% |
| Purchase | 126 | 22,198,485.02 | 30.19 |
| Rate/Term Refinance | 42 | 8,509,727.91 | 11.57 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

***Property Type***

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Single Family | 278 | $67,577,189.93 | 91.90% |
| Condo | 9 | 2,992,893.98 | 4.07 |
| 2-4 Family | 7 | 2,108,857.48 | 2.87 |
| PUD | 4 | 856,695.85 | 1.17 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *States – Top 30* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| CA-S | 66 | $19,931,805.49 | 27.10% |
| CA-N | 58 | 16,008,885.66 | 21.77 |
| FL | 21 | 6,671,091.47 | 9.07 |
| GA | 63 | 6,057,591.57 | 8.24 |
| NY | 17 | 5,627,439.40 | 7.65 |
| VA | 8 | 3,230,322.12 | 4.39 |
| TX | 11 | 2,847,011.39 | 3.87 |
| MA | 7 | 2,779,182.77 | 3.78 |
| NJ | 8 | 2,546,124.33 | 3.46 |
| WA | 12 | 2,456,462.23 | 3.34 |
| MI | 4 | 1,297,178.64 | 1.76 |
| IL | 4 | 896,424.01 | 1.22 |
| SC | 1 | 703,996.52 | 0.96 |
| CT | 3 | 499,875.28 | 0.68 |
| UT | 1 | 424,378.06 | 0.58 |
| OH | 1 | 335,392.75 | 0.46 |
| OK | 1 | 327,580.09 | 0.45 |
| WI | 1 | 323,000.00 | 0.44 |
| MN | 2 | 167,238.93 | 0.23 |
| CO | 2 | 143,317.44 | 0.19 |
| NV | 1 | 77,909.77 | 0.11 |
| MD | 1 | 68,795.34 | 0.09 |
| LA | 2 | 37,589.35 | 0.05 |
| MS | 1 | 27,154.87 | 0.04 |
| AZ | 1 | 26,720.04 | 0.04 |
| TN | 1 | 23,169.72 | 0.03 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

## *Collateral Characteristics - Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

### *Prepayment Penalty Description*

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| None | 108 | $17,549,413.20 | 23.87% |
| 1% of Orig. Bal. | 1 | 335,392.75 | 0.46 |
| 1% of UPB | 4 | 1,297,178.64 | 1.76 |
| 2 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 1 | 323,000.00 | 0.44 |
| 2% of UPB | 7 | 2,611,549.85 | 3.55 |
| 3 Mos. Int. on UPB | 6 | 2,354,953.27 | 3.20 |
| 5% 4% 3% 2% 1% | 3 | 64,744.22 | 0.09 |
| 5% of UPB | 1 | 79,837.21 | 0.11 |
| 6 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 144 | 41,740,164.29 | 56.76 |
| 6 Mos. Int. on UPB | 23 | 7,179,403.81 | 9.76 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

### *Documentation Type*

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Full | 166 | $43,630,160.07 | 59.33% |
| No Documentation | 83 | 18,204,567.17 | 24.76 |
| Stated | 46 | 10,548,308.75 | 14.34 |
| Limited | 3 | 1,152,601.25 | 1.57 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

## *Collateral Characteristics - Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Gross Margin* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 4.001 - 4.500 | 5 | $2,149,992.70 | 4.55% |
| 4.501 - 5.000 | 4 | 1,623,979.71 | 3.44 |
| 5.001 - 5.500 | 10 | 3,927,457.24 | 8.31 |
| 5.501 - 6.000 | 56 | 18,450,450.60 | 39.05 |
| 6.001 - 6.500 | 18 | 5,348,200.58 | 11.32 |
| 6.501 - 7.000 | 35 | 11,922,461.33 | 25.23 |
| 7.001 - 7.500 | 9 | 2,423,356.39 | 5.13 |
| 7.501 - 8.000 | 2 | 622,751.55 | 1.32 |
| 8.001 - 8.500 | 3 | 781,627.32 | 1.65 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

Minimum: 4.500%
Maximum: 8.130%
Weighted Average: 6.142%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Initial Periodic Cap* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 3.000 | 142 | $47,250,277.42 | 100.00% |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

| *Periodic Cap* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 1.000 | 142 | $47,250,277.42 | 100.00% |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

## *Collateral Characteristics - Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Maximum Rate* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 11.001 - 11.500 | 3 | $1,022,647.48 | 2.16% |
| 11.501 - 12.000 | 9 | 3,367,124.54 | 7.13 |
| 12.001 - 12.500 | 24 | 8,943,551.12 | 18.93 |
| 12.501 - 13.000 | 30 | 11,472,968.94 | 24.28 |
| 13.001 - 13.500 | 16 | 5,607,052.58 | 11.87 |
| 13.501 - 14.000 | 27 | 8,974,464.43 | 18.99 |
| 14.001 - 14.500 | 16 | 3,829,218.40 | 8.10 |
| 14.501 - 15.000 | 8 | 2,032,561.21 | 4.30 |
| 15.001 - 15.500 | 5 | 991,005.43 | 2.10 |
| 15.501 - 16.000 | 3 | 620,349.27 | 1.31 |
| 16.001 - 16.500 | 1 | 389,334.02 | 0.82 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

Minimum: 11.125%
Maximum: 16.175%
Weighted Average: 13.191%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Floor* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 1 | $323,287.75 | 0.68% |
| 5.501 - 6.000 | 7 | 2,557,469.08 | 5.41 |
| 6.001 - 6.500 | 24 | 8,953,250.30 | 18.95 |
| 6.501 - 7.000 | 32 | 12,182,584.93 | 25.78 |
| 7.001 - 7.500 | 18 | 6,396,752.60 | 13.54 |
| 7.501 - 8.000 | 27 | 8,974,464.43 | 18.99 |
| 8.001 - 8.500 | 16 | 3,829,218.40 | 8.10 |
| 8.501 - 9.000 | 8 | 2,032,561.21 | 4.30 |
| 9.001 - 9.500 | 5 | 991,005.43 | 2.10 |
| 9.501 - 10.000 | 3 | 620,349.27 | 1.31 |
| 10.001 - 10.500 | 1 | 389,334.02 | 0.82 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

Minimum: 5.490%
Maximum: 10.175%
Weighted Average: 7.238%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Next Rate Adjustment Date* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 2005-05 | 2 | $1,200,467.83 | 2.54% |
| 2005-06 | 9 | 2,703,923.52 | 5.72 |
| 2005-07 | 78 | 27,003,144.53 | 57.15 |
| 2005-08 | 44 | 13,547,688.82 | 28.67 |
| 2006-04 | 1 | 424,378.06 | 0.90 |
| 2006-05 | 1 | 430,356.51 | 0.91 |
| 2006-06 | 1 | 124,234.18 | 0.26 |
| 2006-07 | 5 | 1,429,683.97 | 3.03 |
| 2006-08 | 1 | 386,400.00 | 0.82 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

# $504,758,000 (Approximate)
# Aames Mortgage Trust 2003-1
## Aurora Loan Services – Master Servicer
## SENIOR/SUBORDINATE CERTIFICATES
## 1M Libor Available Funds Floaters
## No Hard Cap – Act/360 – No Delay

*To 10% Call*

| Class | Approx. Size ($) (1) | Benchmark | Est. WAL(2) (yrs.) | Payment Window(2) (mos.) | Initial C/E (3) (%) | Initial Margin | Legal Final Maturity | Expected Ratings (Moody's/S&P)(4) |
|---|---|---|---|---|---|---|---|---|
| 1-A1(5) | 245,000,000 | 1M Libor | 1.20 | 1-33 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| 1-A2(5) | 102,902,000 | (6) | 5.47 | 33-92 | 20.50% | (6) | 10/25/2033 | Aaa/AAA |
| 2-A1 (7) | 41,500,000 | 1M Libor | 1.20 | 1-33 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| 2-A2 (7) | 16,961,000 | (8) | 5.44 | 33-92 | 20.50% | (8) | 10/25/2033 | Aaa/AAA |
| A-IO (9) | Notional | 6.00% | N/A | N/A | N/A | N/A | 10/25/2005 | Aaa/AAA |
| M1 | 34,503,000 | 1M Libor | 5.14 | 40-92 | 13.75% | TBD | 10/25/2033 | Aa2/AA |
| M2 | 29,391,000 | 1M Libor | 5.08 | 38-92 | 8.00% | TBD | 10/25/2033 | A2/A |
| M3 | 8,945,000 | 1M Libor | 5.05 | 38-92 | 6.25% | TBD | 10/25/2033 | A3/A- |
| M4 | 6,389,000 | 1M Libor | 5.05 | 38-92 | 5.00% | TBD | 10/25/2033 | Baa1/BBB+ |
| M5 | 5,111,000 | 1M Libor | 5.04 | 37-92 | 4.00% | TBD | 10/25/2033 | Baa2/BBB |
| M6 | 7,667,000 | 1M Libor | 5.03 | 37-92 | 2.50% | TBD | 10/25/2033 | Baa3/BBB- |
| B | 6,389,000 | 1M Libor | 4.77 | 37-91 | 1.25% | TBD | 10/25/2033 | Ba1/BB+ |

*To Maturity*

| Class | Approx. Size ($) (1) | Benchmark | Est. WAL(2) (yrs.) | Payment Window(2) (mos.) | Initial C/E (3) (%) | Initial Margin | Legal Final Maturity | Expected Ratings (Moody's/S&P)(4) |
|---|---|---|---|---|---|---|---|---|
| 1-A1(5) | 245,000,000 | 1M Libor | 1.20 | 1-33 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| 1-A2(5) | 102,902,000 | (6) | 6.20 | 33-203 | 20.50% | (6) | 10/25/2033 | Aaa/AAA |
| 2-A1 (7) | 41,500,000 | 1M Libor | 1.20 | 1-33 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| 2-A2 (7) | 16,961,000 | (8) | 6.10 | 33-194 | 20.50% | (8) | 10/25/2033 | Aaa/AAA |
| A-IO (9) | Notional | 6.00% | N/A | N/A | N/A | N/A | 10/25/2005 | Aaa/AAA |
| M1 | 34,503,000 | 1M Libor | 5.66 | 40-171 | 13.75% | TBD | 10/25/2033 | Aa2/AA |
| M2 | 29,391,000 | 1M Libor | 5.55 | 38-156 | 8.00% | TBD | 10/25/2033 | A2/A |
| M3 | 8,945,000 | 1M Libor | 5.45 | 38-136 | 6.25% | TBD | 10/25/2033 | A3/A- |
| M4 | 6,389,000 | 1M Libor | 5.39 | 38-126 | 5.00% | TBD | 10/25/2033 | Baa1/BBB+ |
| M5 | 5,111,000 | 1M Libor | 5.31 | 37-118 | 4.00% | TBD | 10/25/2033 | Baa2/BBB |
| M6 | 7,667,000 | 1M Libor | 5.16 | 37-109 | 2.50% | TBD | 10/25/2033 | Baa3/BBB- |
| B | 6,389,000 | 1M Libor | 4.77 | 37-91 | 1.25% | TBD | 10/25/2033 | Ba1/BB+ |

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 1.25%.

(4) All Classes of Certificates will be rated by Moody's and S&P.

(5) Class 1-A1 and Class 1-A2 are the Senior Certificates of Group 1.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A1 and Class 2-A2 are the Senior Certificates of Group 2.

(8) Class 2-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its margin. This margin may be increased if the 10% call is not exercised, as described herein.

(9) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

## Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2. Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order, and all Group 2 principal will be paid to the Class 2-A1 and Class 2-A2 Certificates, sequentially and in that order. After the Senior Certificates of either group have been reduced to zero, all principal from both groups will be paid to the Senior Certificates which remain outstanding, in the case of the Group 1 Senior Certificates to be paid sequentially to the Class 1-A1 and Class 1-A2 Certificates and in the case of the Group 2 Senior Certificates to be paid sequentially to the Class 2-A1 and Class 2-A2 Certificates. After the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2 Certificates have been reduced to zero, principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order, and all Group 2 principal will be paid to the Class 2-A1 and Class 2-A2 Certificates, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached. After the Senior Certificates of either group have been reduced to zero, principal will be paid to the Senior Certificates which remain outstanding, in the case of the Group 1 Senior Certificates to be paid sequentially to the Class 1-A1 and Class 1-A2 Certificates and in the case of the Group 2 Senior Certificates to be paid sequentially to the Class 2-A1 and Class 2-A2 Certificates, until the Targeted Senior Enhancement Percentage has been reached. Principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

## Interest Payment Priority

The Interest Rates for Classes 1-A1, 2-A1, M1, M2, M3, M4, M5, M6 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class 1-A2 and Class 2-A2 Certificates for the first 24 Distribution Dates will be equal to the lesser of their stated fixed interest rates and the applicable Net Funds Cap. Beginning on October 25, 2005, the Class 1-A2 and Class 2-A2 Certificates will accrue interest at a rate equal to the lesser of (i) one-month LIBOR plus a margin and (ii) their applicable Net Funds Cap and beginning on November 25, 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2 and Class 2-A2 will be calculated on a [30/360] basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A2 Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on October 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1 and Group 2, Servicing Fee and Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to the Class 1-A1, Class 1-A2 and Component A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class 2-A1, Class 2-A2 and Component A-IO (2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

## Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall Amounts, to the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

## Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

| Distribution Dates | A-IO(1) Notional Amount | A-IO(2) Notional Amount | Total Notional Amount |
|---|---|---|---|
| 1-6 | 105,027,405 | 17,648,595 | 122,676,000 |
| 7-12 | 78,770,553 | 13,236,447 | 92,007,000 |
| 13-18 | 52,513,702 | 8,824,298 | 61,338,000 |
| 19-24 | 26,256,851 | 4,412,149 | 30,669,000 |

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1 and 2. The A-IO(1) Component Notional Balance will be approximately 86% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 14% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

## Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

## Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of [ ]%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

| Month | Approximate Notional Balance ($) |
|---|---|
| 1 | N/A |
| 2 | |
| 3 | |
| 4 | |
| 5 | |
| 6 | |
| 7 | |
| 8 | |
| 9 | |
| 10 | |
| 11 | |
| 12 | |

| Month | Approximate Notional Balance ($) |
|---|---|
| 13 | |
| 14 | |
| 15 | |
| 16 | |
| 17 | |
| 18 | |
| 19 | |
| 20 | |
| 21 | |
| 22 | |
| 23 | |
| 24 | |

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

## Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 clause (b) will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 2-A2 clause (b) will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC Insured Mortgage Loan.

## Origination and Servicing

All of the mortgage loans were originated by Aames and as of the closing date all mortgage loans will be serviced by Wilshire. All of the mortgage loans will be master serviced by Aurora Loan Services.

## Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

## Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

## Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A1 and 2-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

## Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

## 10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class 1-A1 and Class 2-A1 will double, the margins on Class 1-A2 and Class 2-A2 will increase by 0.25%, and the margins on the Class M1, M2, M3, M4, M5, M6 and B will increase to 1.5 times their initial margin.

# Credit Enhancement

## Subordination

Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A1 and 2-A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

## Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 1.25% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 1.25% of the Cut-Off Date Balance and (ii) 2.50% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

## Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 40% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels set by the rating agencies.

| Distribution Date | Loss Percentage |
|---|---|
| November 2006 to October 2007 | [ ]% for the first month, plus an additional 1/12th of [ ]% for each month thereafter |
| November 2007 to October 2008 | [ ]% for the first month, plus an additional 1/12th of [ ] % for each month thereafter |
| November 2008 to October 2009 | [ ]% for the first month, plus an additional 1/12th of [ ]% for each month thereafter |
| November 2009 to October 2010 | [ ]% for the first month, plus an additional 1/12th of [ ]% for each month thereafter |
| November 2010 and thereafter | [ ]% |

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

<table>
<tr><td>1-A1<br>Aaa/AAA<br>Libor Floater<br>(Group 1)</td><td>2-A1<br>Aaa/AAA<br>Libor Floater<br>(Group 2)</td><td rowspan="2">A-IO<br>Aaa/AAA<br>6.00% Interest<br>Rate</td><td rowspan="2">Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A1 and 2-A2.</td></tr>
<tr><td>1-A2<br>Aaa/AAA<br>Fixed-Floating<br>(Group 1)</td><td>2-A2<br>Aaa/AAA<br>Fixed-Floating<br>(Group 2)</td></tr>
<tr><td colspan="3">M1<br>Aa2/AA<br>Libor Floater</td><td rowspan="3">Classes M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.</td></tr>
<tr><td colspan="3">M2<br>A2/A<br>Libor Floater</td></tr>
<tr><td colspan="3">M3<br>A3/A-<br>Libor Floater</td></tr>
<tr><td colspan="3">M4<br>Baa1/BBB+<br>Libor Floater</td><td></td></tr>
<tr><td colspan="3">M5<br>Baa2/BBB<br>Libor Floater</td><td></td></tr>
<tr><td colspan="3">M6<br>Baa3/BBB-<br>Libor Floater</td><td></td></tr>
<tr><td colspan="3">B<br>Ba1/BB+<br>Libor Floater</td><td></td></tr>
</table>

## Contacts

| | | |
|---|---|---|
| ***MBS Trading*** | Dan Wallace | (212) 526-8315 |
| | Matt Miller | (212) 526-8315 |
| | Rishi Bansal | (212) 526-8315 |
| | Alar Randmere | (212) 526-8315 |
| | Sumit Chhabra | (212) 526-8315 |
| ***Syndicate*** | Kevin White | (212) 526-9519 |
| | Bob Caldwell | (212) 526-9519 |
| | Dan Covello | (212) 526-9519 |
| ***MBS Banking*** | Ellen Kiernan | (212) 526-4279 |
| | Jenna Levine | (212) 526-1453 |
| | David Wong | (212) 526-6414 |

| *Summary of Terms* | |
|---|---|
| *Issuer:* | Aames Mortgage Trust 2003-1 |
| *Depositor:* | Structured Asset Securities Corporation |
| *Trustee:* | U.S. Bank |
| *Master Servicer:* | Aurora Loan Services |
| *Credit Risk Manager:* | The MurrayHill Company |
| *Underwriter:* | Lehman Brothers Inc. |
| *Distribution Date:* | 25th of each month, or the next succeeding Business Day<br>First Payment Date: November 25, 2003 |
| *Cut-Off Date:* | October 1, 2003 |
| *Statistical Calculation Date:* | September 1, 2003 |
| *Expected Pricing Date:* | October [ ], 2003 |
| *Closing Date:* | October [27], 2003 |
| *Settlement Date:* | October [27], 2003 through DTC, Euroclear or Cedel Bank |
| *Delay Days:* | 0 day delay – All Classes |
| *Dated Date:* | October 25, 2003 |
| *Day Count:* | Actual/360 on Classes 1-A1, 2-A1, M1, M2, M3, M4, M5, M6 and B<br>30/360 on Classes 1-A2, 2-A2 and Class A-IO |
| *Collection Period:* | 2nd day of prior month through 1st day of month of such distribution |
| *Servicing Fee:* | 0.50% of the Group principal balance annually |
| *Trustee Fee:* | 0.006% of the Group principal balance annually |

| Summary of Terms (continued) | |
|---|---|
| *Clearing/Registration:* | Book-entry through DTC, Euroclear, and Cedel |
| *Denomination:* | Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A1 and 2-A2 Certificates. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO. |
| *SMMEA Eligibility:* | None of the classes are expected to be SMMEA eligible |
| *ERISA Eligibility:* | The Class A, Class M and Class A-IO Certificates are expected to be ERISA eligible. |
| *Tax Status:* | REMIC for Federal income tax purposes |

| *Sensitivity Analysis – To 10% Call* | | | | | |
|---|---|---|---|---|---|
| Prepayment Assumption [1] | 50% | 75% | **100%** | 125% | 150% |
| Class 1-A1 | | | | | |
| Avg. Life (yrs) | 2.47 | 1.65 | 1.20 | 0.94 | 0.76 |
| Window (mos) | 1-75 | 1-50 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 12/25/2009 | 11/25/2007 | 6/25/2006 | 11/25/2005 | 6/25/2005 |
| Class 1-A2 | | | | | |
| Avg. Life (yrs) | 10.90 | 7.47 | 5.47 | 3.91 | 2.59 |
| Window (mos) | 75-177 | 50-123 | 33-92 | 26-72 | 21-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class 2-A1 | | | | | |
| Avg. Life (yrs) | 2.48 | 1.65 | 1.20 | 0.93 | 0.75 |
| Window (mos) | 1-75 | 1-50 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 12/25/2009 | 11/25/2007 | 6/25/2006 | 11/25/2005 | 6/25/2005 |
| Class 2-A2 | | | | | |
| Avg. Life (yrs) | 10.90 | 7.45 | 5.44 | 3.88 | 2.55 |
| Window (mos) | 75-177 | 50-123 | 33-92 | 26-72 | 21-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M1 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.14 | 4.61 | 4.71 |
| Window (mos) | 57-177 | 38-123 | 40-92 | 45-72 | 51-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M2 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.08 | 4.33 | 4.09 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 40-72 | 43-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M3 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.05 | 4.23 | 3.84 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 39-72 | 41-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M4 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.05 | 4.20 | 3.77 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 39-72 | 40-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M5 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.04 | 4.17 | 3.72 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 38-72 | 39-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M6 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.03 | 4.16 | 3.68 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 38-72 | 38-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class B | | | | | |
| Avg. Life (yrs) | 9.32 | 6.34 | 4.77 | 3.92 | 3.46 |
| Window (mos) | 57-176 | 38-122 | 37-91 | 37-71 | 37-57 |
| Expected Final Mat. | 5/25/2018 | 11/25/2013 | 4/25/2011 | 8/25/2009 | 6/25/2008 |

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

| Sensitivity Analysis – To 10% Call(1) | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| Class 1-A1 | | | |
| Avg. Life (yrs) | 1.56 | 0.99 | 0.71 |
| Window (mos) | 1-47 | 1-27 | 1-19 |
| Expected Final Mat. | 8/25/2007 | 12/25/2005 | 4/25/2005 |
| Class 1-A2 | | | |
| Avg. Life (yrs) | 7.07 | 4.26 | 2.26 |
| Window (mos) | 47-117 | 27-76 | 19-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class 2-A1 | | | |
| Avg. Life (yrs) | 1.58 | 1.00 | 0.72 |
| Window (mos) | 1-48 | 1-28 | 1-20 |
| Expected Final Mat. | 9/25/2007 | 1/25/2006 | 5/25/2005 |
| Class 2-A2 | | | |
| Avg. Life (yrs) | 7.13 | 4.30 | 2.27 |
| Window (mos) | 48-117 | 28-76 | 20-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M1 | | | |
| Avg. Life (yrs) | 6.33 | 4.66 | 4.49 |
| Window (mos) | 37-117 | 43-76 | 54-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M2 | | | |
| Avg. Life (yrs) | 6.33 | 4.45 | 4.10 |
| Window (mos) | 37-117 | 40-76 | 44-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M3 | | | |
| Avg. Life (yrs) | 6.33 | 4.37 | 3.77 |
| Window (mos) | 37-117 | 39-76 | 42-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M4 | | | |
| Avg. Life (yrs) | 6.33 | 4.36 | 3.68 |
| Window (mos) | 37-117 | 38-76 | 40-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M5 | | | |
| Avg. Life (yrs) | 6.33 | 4.33 | 3.63 |
| Window (mos) | 37-117 | 38-76 | 39-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M6 | | | |
| Avg. Life (yrs) | 6.33 | 4.32 | 3.57 |
| Window (mos) | 37-117 | 37-76 | 38-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class B | | | |
| Avg. Life (yrs) | 6.00 | 4.08 | 3.36 |
| Window (mos) | 37-116 | 37-75 | 37-53 |
| Expected Final Mat. | 5/25/2013 | 12/25/2009 | 2/25/2008 |

**(1) All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

## Sensitivity Analysis – To Maturity

| Prepayment Assumption [1] | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| Class 1-A1 | | | | | |
| Avg. Life (yrs) | 2.47 | 1.65 | 1.20 | 0.94 | 0.76 |
| Window (mos) | 1-75 | 1-50 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 12/25/2009 | 11/25/2007 | 6/25/2006 | 11/25/2005 | 6/25/2005 |
| Class 1-A2 | | | | | |
| Avg. Life (yrs) | 12.02 | 8.41 | 6.20 | 4.49 | 2.97 |
| Window (mos) | 75-316 | 50-260 | 33-203 | 26-161 | 21-131 |
| Expected Final Mat. | 1/25/2030 | 5/25/2025 | 8/25/2020 | 2/25/2017 | 8/25/2014 |
| Class 2-A1 | | | | | |
| Avg. Life (yrs) | 2.48 | 1.65 | 1.20 | 0.93 | 0.75 |
| Window (mos) | 1-75 | 1-50 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 12/25/2009 | 11/25/2007 | 6/25/2006 | 11/25/2005 | 6/25/2005 |
| Class 2-A2 | | | | | |
| Avg. Life (yrs) | 11.97 | 8.32 | 6.10 | 4.38 | 2.84 |
| Window (mos) | 75-311 | 50-251 | 33-194 | 26-152 | 21-120 |
| Expected Final Mat. | 8/25/2029 | 8/25/2024 | 11/25/2019 | 5/25/2016 | 9/25/2013 |
| Class M1 | | | | | |
| Avg. Life (yrs) | 10.62 | 7.37 | 5.66 | 5.03 | 5.37 |
| Window (mos) | 57-290 | 38-223 | 40-171 | 45-135 | 51-109 |
| Expected Final Mat. | 11/25/2027 | 4/25/2022 | 12/25/2017 | 12/25/2014 | 10/25/2012 |
| Class M2 | | | | | |
| Avg. Life (yrs) | 10.56 | 7.30 | 5.55 | 4.70 | 4.39 |
| Window (mos) | 57-274 | 38-205 | 38-156 | 40-123 | 43-99 |
| Expected Final Mat. | 7/25/2026 | 10/25/2020 | 9/25/2016 | 12/25/2013 | 12/25/2011 |
| Class M3 | | | | | |
| Avg. Life (yrs) | 10.46 | 7.21 | 5.45 | 4.54 | 4.09 |
| Window (mos) | 57-248 | 38-180 | 38-136 | 39-107 | 41-86 |
| Expected Final Mat. | 5/25/2024 | 9/25/2018 | 1/25/2015 | 8/25/2012 | 11/25/2010 |
| Class M4 | | | | | |
| Avg. Life (yrs) | 10.37 | 7.13 | 5.39 | 4.46 | 3.99 |
| Window (mos) | 57-234 | 38-168 | 38-126 | 39-99 | 40-80 |
| Expected Final Mat. | 3/25/2023 | 9/25/2017 | 3/25/2014 | 12/25/2011 | 5/25/2010 |
| Class M5 | | | | | |
| Avg. Life (yrs) | 10.26 | 7.04 | 5.31 | 4.38 | 3.89 |
| Window (mos) | 57-221 | 38-157 | 37-118 | 38-92 | 39-74 |
| Expected Final Mat. | 2/25/2022 | 10/25/2016 | 7/25/2013 | 5/25/2011 | 11/25/2009 |
| Class M6 | | | | | |
| Avg. Life (yrs) | 10.01 | 6.85 | 5.16 | 4.26 | 3.75 |
| Window (mos) | 57-207 | 38-146 | 37-109 | 38-85 | 38-69 |
| Expected Final Mat. | 12/25/2020 | 11/25/2015 | 10/25/2012 | 10/25/2010 | 6/25/2009 |
| Class B | | | | | |
| Avg. Life (yrs) | 9.32 | 6.34 | 4.77 | 3.92 | 3.46 |
| Window (mos) | 57-176 | 38-122 | 37-91 | 37-71 | 37-57 |
| Expected Final Mat. | 5/25/2018 | 11/25/2013 | 4/25/2011 | 8/25/2009 | 6/25/2008 |

**(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

| Sensitivity Analysis – To Maturity(1) | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| Class 1-A1 | | | |
| Avg. Life (yrs) | 1.56 | 0.99 | 0.71 |
| Window (mos) | 1-47 | 1-27 | 1-19 |
| Expected Final Mat. | 8/25/2007 | 12/25/2005 | 4/25/2005 |
| Class 1-A2 | | | |
| Avg. Life (yrs) | 7.94 | 4.85 | 2.34 |
| Window (mos) | 47-249 | 27-169 | 19-121 |
| Expected Final Mat. | 6/25/2024 | 10/25/2017 | 10/25/2013 |
| Class 2-A1 | | | |
| Avg. Life (yrs) | 1.58 | 1.00 | 0.72 |
| Window (mos) | 1-48 | 1-28 | 1-20 |
| Expected Final Mat. | 9/25/2007 | 1/25/2006 | 5/25/2005 |
| Class 2-A2 | | | |
| Avg. Life (yrs) | 8.04 | 4.91 | 2.35 |
| Window (mos) | 48-249 | 28-169 | 20-121 |
| Expected Final Mat. | 6/25/2024 | 10/25/2017 | 10/25/2013 |
| Class M1 | | | |
| Avg. Life (yrs) | 6.98 | 5.09 | 6.01 |
| Window (mos) | 37-213 | 43-142 | 54-109 |
| Expected Final Mat. | 6/25/2021 | 7/25/2015 | 10/25/2012 |
| Class M2 | | | |
| Avg. Life (yrs) | 6.92 | 4.84 | 4.38 |
| Window (mos) | 37-195 | 40-129 | 44-92 |
| Expected Final Mat. | 12/25/2019 | 6/25/2014 | 5/25/2011 |
| Class M3 | | | |
| Avg. Life (yrs) | 6.83 | 4.70 | 4.01 |
| Window (mos) | 37-171 | 39-112 | 42-80 |
| Expected Final Mat. | 12/25/2017 | 1/25/2013 | 5/25/2010 |
| Class M4 | | | |
| Avg. Life (yrs) | 6.76 | 4.64 | 3.88 |
| Window (mos) | 37-159 | 38-104 | 40-74 |
| Expected Final Mat. | 12/25/2016 | 5/25/2012 | 11/25/2009 |
| Class M5 | | | |
| Avg. Life (yrs) | 6.67 | 4.55 | 3.79 |
| Window (mos) | 37-149 | 38-97 | 39-69 |
| Expected Final Mat. | 2/25/2016 | 10/25/2011 | 6/25/2009 |
| Class M6 | | | |
| Avg. Life (yrs) | 6.49 | 4.43 | 3.64 |
| Window (mos) | 37-138 | 37-90 | 38-64 |
| Expected Final Mat. | 3/25/2015 | 3/25/2011 | 1/25/2009 |
| Class B | | | |
| Avg. Life (yrs) | 6.00 | 4.08 | 3.36 |
| Window (mos) | 37-116 | 37-75 | 37-53 |
| Expected Final Mat. | 5/25/2013 | 12/25/2009 | 2/25/2008 |

**(1) All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

| A-IO Sensitivity Analysis [1] | |
|---|---|
| Price (%) [2] | Yield (%) |
| 7.205838 | 3.724 |
| 7.215838 | 3.542 |
| 7.225838 | 3.361 |
| 7.235838 | 3.180 |
| 7.245838 | 3.000 |
| 7.255838 | 2.820 |
| 7.265838 | 2.641 |
| 7.275838 | 2.463 |
| 7.285838 | 2.284 |
| Mod. Dur. | 0.76 [3] |

**(1) Shown at the Certificate pricing assumption as defined on page one.**

**(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**

**(3) Assumes a price of 7.245838% plus accrued interest.**

## Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

| Period | Group 1 Funds Cap (%) | Group 2 Funds Cap (%) | Mezz Funds Cap (%) | Period | Group 1 Funds Cap (%) | Group 2 Funds Cap (%) | Mezz Funds Cap (%) |
|---|---|---|---|---|---|---|---|
| 1 | N/A | N/A | N/A | 31 | 9.11228 | 8.87183 | 9.07769 |
| 2 | N/A | N/A | N/A | 32 | 9.41308 | 9.16463 | 9.37734 |
| 3 | N/A | N/A | N/A | 33 | 9.10660 | 8.86617 | 9.07201 |
| 4 | N/A | N/A | N/A | 34 | 9.40722 | 9.26687 | 9.38703 |
| 5 | N/A | N/A | N/A | 35 | 9.66063 | 9.52017 | 9.64042 |
| 6 | N/A | N/A | N/A | 36 | 9.65695 | 9.51644 | 9.63674 |
| 7 | N/A | N/A | N/A | 37 | 9.97506 | 9.82980 | 9.95416 |
| 8 | N/A | N/A | N/A | 38 | 9.64962 | 9.50899 | 9.62939 |
| 9 | N/A | N/A | N/A | 39 | 9.96750 | 9.82210 | 9.94658 |
| 10 | N/A | N/A | N/A | 40 | 9.64232 | 9.53608 | 9.62703 |
| 11 | N/A | N/A | N/A | 41 | 10.15520 | 10.08261 | 10.14475 |
| 12 | N/A | N/A | N/A | 42 | 11.23842 | 11.15796 | 11.22684 |
| 13 | N/A | N/A | N/A | 43 | 10.14647 | 10.07370 | 10.13599 |
| 14 | N/A | N/A | N/A | 44 | 10.48019 | 10.40488 | 10.46935 |
| 15 | N/A | N/A | N/A | 45 | 10.13778 | 10.06479 | 10.12727 |
| 16 | N/A | N/A | N/A | 46 | 10.47123 | 10.43106 | 10.46544 |
| 17 | N/A | N/A | N/A | 47 | 10.14783 | 10.09009 | 10.13951 |
| 18 | N/A | N/A | N/A | 48 | 10.14348 | 10.08560 | 10.13515 |
| 19 | N/A | N/A | N/A | 49 | 10.47713 | 10.41716 | 10.46849 |
| 20 | N/A | N/A | N/A | 50 | 10.13483 | 10.07665 | 10.12645 |
| 21 | N/A | N/A | N/A | 51 | 10.46821 | 10.40791 | 10.45952 |
| 22 | N/A | N/A | N/A | 52 | 10.12622 | 10.10163 | 10.12268 |
| 23 | N/A | N/A | N/A | 53 | 10.14044 | 10.09712 | 10.13420 |
| 24 | N/A | N/A | N/A | 54 | 10.83518 | 10.78867 | 10.82847 |
| 25 | 8.90630 | 8.60332 | 8.86271 | 55 | 10.13184 | 10.08813 | 10.12554 |
| 26 | 8.61690 | 8.32370 | 8.57472 | 56 | 10.46514 | 10.41976 | 10.45860 |
| 27 | 8.90197 | 8.59900 | 8.85839 | 57 | 10.12328 | 10.07915 | 10.11692 |
| 28 | 8.61272 | 8.31952 | 8.57054 | 58 | 10.45632 | 10.41050 | 10.44971 |
| 29 | 9.11798 | 8.87749 | 9.08338 | 59 | 10.12374 | 10.07020 | 10.11601 |
| 30 | 10.09174 | 9.82551 | 10.05344 | 60 | 10.11948 | 10.06573 | 10.11172 |

**(1) Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.**

**(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.**

# SASCO 2003-AM2 Collateral Summary -Aggregate

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 4,351 | **Prepayment Penalty** | |
| **Total Outstanding Loan Balance** | $511,148,768 | None | 20.5% |
| **Average Loan Principal Balance** | $117,478 | 0.001-1.000 | 6.1% |
| **Fixed Rate** | 41.4% | 1.001-2.000 | 45.3% |
| **Adjustable Rate** | 58.6% | 2.001-3.000 | 28.0% |
| **Prepayment Penalty** | 79.5% | 4.001-5.000 | 0.0% |
| **Weighted Average Coupon** | 7.7% | | |
| **Weighted Average Margin** | 6.3% | **Geographic Distribution** | |
| **Weighted Average Initial Periodic Cap** | 3.0% | (Other states account individually for less than | |
| **Weighted Average Periodic Cap** | 1.0% | 4% of the Cut-off Date principal balance) | |
| **Weighted Average Maximum Rate** | 13.6% | CA | 32.9% |
| **Weighted Average Floor** | 7.6% | FL | 16.0% |
| **Weighted Average Original Term (mo.)** | 343.7 | TX | 7.9% |
| **Weighted Average Remaining Term (mo.)** | 341.8 | NY | 6.7% |
| **Weighted Average Loan Age (mo.)** | 1.9 | WA | 4.1% |
| **Weighted Average Combined LTV** | 80.5% | | |
| **Non-Zero Weighted Average FICO** | 611 | **Occupancy Status** | |
| **Non-Zero Weighted Average DTI** | 40.7% | Primary Home | 93.6% |
| | | Investment | 6.3% |
| **Lien Position** | | Second Home | 0.1% |
| First | 91.8% | | |
| Second | 8.2% | | |
| | | | |
| **Product Type** | | | |
| 2/28 ARM (LIBOR) | 55.9% | | |
| Fixed Rate | 41.4% | | |
| 3/27 ARM (LIBOR) | 2.3% | | |
| 5/25 ARM (LIBOR) | 0.4% | | |
| 6 MO LIBOR ARM | 0.0% | | |

## *Collateral Characteristics -Aggregate*

Collateral characteristics are listed below as of the Cut-off Date

| Scheduled Principal Balances | | | |
|---|---|---|---|
| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 0.01 - 50,000.00 | 1,084 | $33,691,021.54 | 6.59% |
| 50,000.01 - 100,000.00 | 1,230 | 90,122,422.43 | 17.63 |
| 100,000.01 - 150,000.00 | 801 | 98,761,806.14 | 19.32 |
| 150,000.01 - 200,000.00 | 528 | 90,773,810.01 | 17.76 |
| 200,000.01 - 250,000.00 | 335 | 74,497,634.49 | 14.57 |
| 250,000.01 - 300,000.00 | 156 | 42,432,101.59 | 8.30 |
| 300,000.01 - 350,000.00 | 101 | 32,598,018.00 | 6.38 |
| 350,000.01 - 400,000.00 | 61 | 22,758,222.90 | 4.45 |
| 400,000.01 - 450,000.00 | 31 | 13,227,209.00 | 2.59 |
| 450,000.01 - 500,000.00 | 20 | 9,622,643.97 | 1.88 |
| 550,000.01 - 600,000.00 | 1 | 591,514.74 | 0.12 |
| 600,000.01 - 650,000.00 | 1 | 618,987.17 | 0.12 |
| 700,000.01 - 750,000.00 | 2 | 1,453,375.66 | 0.28 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: $9,955.27
Maximum: $749,379.14
Weighted Average: $117,478.46

## Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

### Mortgage Rates

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| <= 5.500 | 101 | $20,532,593.55 | 4.02% |
| 5.501 - 6.000 | 206 | 41,408,393.82 | 8.10 |
| 6.001 - 6.500 | 338 | 63,119,355.25 | 12.35 |
| 6.501 - 7.000 | 439 | 78,624,743.27 | 15.38 |
| 7.001 - 7.500 | 400 | 61,889,435.08 | 12.11 |
| 7.501 - 8.000 | 554 | 80,224,454.66 | 15.69 |
| 8.001 - 8.500 | 348 | 42,948,822.75 | 8.40 |
| 8.501 - 9.000 | 335 | 36,495,732.78 | 7.14 |
| 9.001 - 9.500 | 230 | 20,058,676.65 | 3.92 |
| 9.501 - 10.000 | 254 | 16,945,653.44 | 3.32 |
| 10.001 - 10.500 | 144 | 8,950,110.94 | 1.75 |
| 10.501 - 11.000 | 140 | 7,238,489.44 | 1.42 |
| 11.001 - 11.500 | 143 | 5,865,117.20 | 1.15 |
| 11.501 - 12.000 | 299 | 11,495,041.86 | 2.25 |
| 12.001 - 12.500 | 204 | 8,490,067.63 | 1.66 |
| 12.501 - 13.000 | 112 | 3,723,093.77 | 0.73 |
| 13.001 - 13.500 | 98 | 2,971,312.01 | 0.58 |
| 13.501 - 14.000 | 4 | 125,243.42 | 0.02 |
| 14.001 - 14.250 | 1 | 31,638.03 | 0.01 |
| >= 14.251 | 1 | 10,792.09 | 0.00 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

| | |
|---|---|
| Minimum: | 4.500% |
| Maximum: | 14.350% |
| Weighted Average: | 7.750% |

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Original Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| <= 170 | 11 | $785,058.84 | 0.15% |
| 171 - 180 | 175 | 13,682,709.11 | 2.68 |
| 181 - 240 | 1,141 | 47,001,310.25 | 9.20 |
| 241 - 300 | 5 | 492,779.44 | 0.10 |
| 301 - 360 | 3,019 | 449,186,910.00 | 87.88 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 120.0
Maximum: 360.0
Weighted Average: 343.7

| *Remaining Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| <= 170 | 11 | $785,058.84 | 0.15% |
| 171 - 180 | 175 | 13,682,709.11 | 2.68 |
| 181 - 240 | 1,141 | 47,001,310.25 | 9.20 |
| 241 - 300 | 5 | 492,779.44 | 0.10 |
| 301 - 360 | 3,019 | 449,186,910.00 | 87.88 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 118.0
Maximum: 360.0
Weighted Average: 341.8

## Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

### Combined Loan-to-Value Ratio

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 10.001 - 20.000 | 4 | $279,555.23 | 0.05% |
| 20.001 - 30.000 | 8 | 629,294.92 | 0.12 |
| 30.001 - 40.000 | 23 | 2,037,992.78 | 0.40 |
| 40.001 - 50.000 | 67 | 7,042,595.93 | 1.38 |
| 50.001 - 60.000 | 144 | 21,550,431.95 | 4.22 |
| 60.001 - 70.000 | 366 | 51,765,414.81 | 10.13 |
| 70.001 - 80.000 | 1,591 | 235,707,020.93 | 46.11 |
| 80.001 - 90.000 | 740 | 108,827,760.63 | 21.29 |
| 90.001 - 100.000 | 1,408 | 83,308,700.46 | 16.30 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 12.540%
Maximum: 100.000%
Weighted Average: 80.458%

### FICO Score

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 451 - 500 | 9 | $1,356,285.53 | 0.27% |
| 501 - 550 | 675 | 90,210,499.08 | 17.65 |
| 551 - 600 | 1,083 | 129,322,106.51 | 25.30 |
| 601 - 650 | 1,474 | 161,157,631.30 | 31.53 |
| 651 - 700 | 842 | 93,078,082.82 | 18.21 |
| 701 - 750 | 200 | 27,278,268.59 | 5.34 |
| 751 - 800 | 66 | 8,539,890.58 | 1.67 |
| <= 801 | 2 | 206,003.23 | 0.04 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 498
Maximum: 810
Weighted Average: 611

## Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

| Loan Purpose | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| Cash Out Refinance | 2,102 | $292,358,438.23 | 57.20% |
| Purchase | 1,663 | 155,781,592.15 | 30.48 |
| Rate/Term Refinance | 586 | 63,008,737.26 | 12.33 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

| Property Type | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| Single Family | 3,925 | $457,996,598.25 | 89.60% |
| Condo | 278 | 30,523,603.99 | 5.97 |
| 2-4 Family | 125 | 19,780,135.69 | 3.87 |
| PUD | 22 | 2,759,177.99 | 0.54 |
| Manufactured Housing | 1 | 89,251.72 | 0.02 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *States – Top 30* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| CA-S | 706 | $115,326,047.32 | 22.56% |
| FL | 770 | 81,900,219.01 | 16.02 |
| CA-N | 301 | 52,893,735.54 | 10.35 |
| TX | 522 | 40,133,219.44 | 7.85 |
| NY | 179 | 34,128,430.37 | 6.68 |
| WA | 199 | 21,012,064.89 | 4.11 |
| MA | 71 | 13,700,456.13 | 2.68 |
| VA | 91 | 12,614,096.94 | 2.47 |
| IL | 115 | 12,342,347.76 | 2.41 |
| MI | 112 | 10,803,184.41 | 2.11 |
| OH | 138 | 9,826,325.99 | 1.92 |
| NV | 84 | 9,467,572.14 | 1.85 |
| MN | 89 | 8,882,153.48 | 1.74 |
| CO | 71 | 7,559,283.12 | 1.48 |
| NJ | 38 | 7,434,323.92 | 1.45 |
| AZ | 87 | 7,363,160.94 | 1.44 |
| GA | 63 | 6,057,591.57 | 1.19 |
| MD | 47 | 5,770,067.23 | 1.13 |
| NC | 70 | 5,590,516.73 | 1.09 |
| CT | 41 | 5,032,517.29 | 0.98 |
| MO | 69 | 4,546,669.19 | 0.89 |
| PA | 54 | 4,067,417.72 | 0.80 |
| RI | 24 | 3,111,598.21 | 0.61 |
| OK | 45 | 2,952,107.77 | 0.58 |
| IN | 45 | 2,737,733.59 | 0.54 |
| TN | 46 | 2,704,481.04 | 0.53 |
| WI | 30 | 2,484,652.09 | 0.49 |
| OR | 20 | 2,454,450.21 | 0.48 |
| UT | 27 | 2,027,611.17 | 0.40 |
| LA | 28 | 1,778,606.88 | 0.35 |
| Other | 169 | 14,446,125.55 | 2.83 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Prepayment Penalty Description* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| None | 1,163 | $105,023,424.82 | 20.55% |
| 1% of Orig. Bal. | 94 | 6,081,417.34 | 1.19 |
| 1% of UPB | 113 | 10,744,188.90 | 2.10 |
| 2 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 10 | 1,120,014.37 | 0.22 |
| 2 Mos. Int. on UPB | 2 | 430,072.83 | 0.08 |
| 2% of UPB | 221 | 22,601,555.33 | 4.42 |
| 3 Mos. Int. on UPB | 61 | 12,818,231.99 | 2.51 |
| 3% of UPB | 2 | 251,599.14 | 0.05 |
| 5% 4% 3% 2% 1% | 13 | 343,987.20 | 0.07 |
| 5% of UPB | 50 | 3,187,756.49 | 0.62 |
| 6 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 2,090 | 283,149,257.25 | 55.39 |
| 6 Mos. Int. on UPB | 532 | 65,397,261.98 | 12.79 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

| *Documentation Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Full | 3,049 | $352,283,533.12 | 68.92% |
| No Documentation | 744 | 84,588,044.27 | 16.55 |
| Stated | 463 | 59,307,738.27 | 11.60 |
| Limited | 95 | 14,969,451.98 | 2.93 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Gross Margin* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 3.501 - 4.000 | 4 | $862,663.33 | 0.29% |
| 4.001 - 4.500 | 32 | 7,309,573.34 | 2.44 |
| 4.501 - 5.000 | 30 | 6,084,667.21 | 2.03 |
| 5.001 - 5.500 | 101 | 19,616,199.75 | 6.55 |
| 5.501 - 6.000 | 514 | 87,530,644.74 | 29.23 |
| 6.001 - 6.500 | 253 | 37,773,065.27 | 12.61 |
| 6.501 - 7.000 | 844 | 113,845,849.60 | 38.01 |
| 7.001 - 7.500 | 83 | 12,947,135.09 | 4.32 |
| 7.501 - 8.000 | 59 | 9,001,153.35 | 3.01 |
| 8.001 - 8.500 | 34 | 4,521,279.68 | 1.51 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 3.625%
Maximum: 8.320%
Weighted Average: 6.330%

## *Collateral Characteristics- Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Initial Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 10 | $1,195,140.35 | 0.40% |
| 3.000 | 1,939 | 297,617,798.02 | 99.37 |
| 5.000 | 5 | 679,292.99 | 0.23 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.997%

| *Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 1,954 | $299,492,231.36 | 100.00% |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Maximum Rate* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 10.500 | 2 | $433,524.94 | 0.14% |
| 10.501 - 11.000 | 7 | 1,497,439.84 | 0.50 |
| 11.001 - 11.500 | 33 | 6,701,833.80 | 2.24 |
| 11.501 - 12.000 | 96 | 19,501,880.04 | 6.51 |
| 12.001 - 12.500 | 155 | 31,475,972.17 | 10.51 |
| 12.501 - 13.000 | 259 | 49,543,249.37 | 16.54 |
| 13.001 - 13.500 | 249 | 41,233,976.94 | 13.77 |
| 13.501 - 14.000 | 387 | 59,850,290.73 | 19.98 |
| 14.001 - 14.500 | 233 | 31,992,874.09 | 10.68 |
| 14.501 - 15.000 | 216 | 25,972,312.49 | 8.67 |
| 15.001 - 15.500 | 124 | 13,383,567.69 | 4.47 |
| 15.501 - 16.000 | 94 | 8,812,698.79 | 2.94 |
| 16.001 - 16.500 | 50 | 4,921,678.72 | 1.64 |
| 16.501 - 17.000 | 30 | 2,458,610.26 | 0.82 |
| 17.001 - 17.500 | 9 | 694,632.64 | 0.23 |
| 17.501 - 18.000 | 7 | 584,136.29 | 0.20 |
| 18.001 - 18.500 | 2 | 310,416.61 | 0.10 |
| 18.501 - 19.000 | 1 | 123,135.95 | 0.04 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 10.500%
Maximum: 18.550%
Weighted Average: 13.561%

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Floor* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 16 | $3,167,677.14 | 1.06% |
| 5.501 - 6.000 | 106 | 21,165,777.32 | 7.07 |
| 6.001 - 6.500 | 147 | 30,026,939.92 | 10.03 |
| 6.501 - 7.000 | 271 | 52,240,798.66 | 17.44 |
| 7.001 - 7.500 | 249 | 41,782,996.40 | 13.95 |
| 7.501 - 8.000 | 393 | 61,129,596.41 | 20.41 |
| 8.001 - 8.500 | 236 | 32,536,989.43 | 10.86 |
| 8.501 - 9.000 | 216 | 25,953,438.51 | 8.67 |
| 9.001 - 9.500 | 125 | 13,475,655.65 | 4.50 |
| 9.501 - 10.000 | 95 | 8,867,272.77 | 2.96 |
| 10.001 - 10.500 | 51 | 4,974,157.40 | 1.66 |
| 10.501 - 11.000 | 30 | 2,458,610.26 | 0.82 |
| 11.001 - 11.500 | 9 | 694,632.64 | 0.23 |
| 11.501 - 12.000 | 7 | 584,136.29 | 0.20 |
| 12.001 - 12.500 | 2 | 310,416.61 | 0.10 |
| 12.501 - 13.000 | 1 | 123,135.95 | 0.04 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 4.650%
Maximum: 12.550%
Weighted Average: 7.597%

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Next Rate Adjustment Date* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 2004-01 | 1 | $66,259.25 | 0.02% |
| 2004-07 | 1 | 268,240.57 | 0.09 |
| 2004-12 | 1 | 81,184.89 | 0.03 |
| 2005-04 | 6 | 704,541.75 | 0.24 |
| 2005-05 | 26 | 4,373,163.87 | 1.46 |
| 2005-06 | 137 | 21,197,974.60 | 7.08 |
| 2005-07 | 1,091 | 166,939,486.09 | 55.74 |
| 2005-08 | 590 | 91,030,347.28 | 30.39 |
| 2005-09 | 11 | 1,027,879.00 | 0.34 |
| 2006-04 | 1 | 424,378.06 | 0.14 |
| 2006-05 | 3 | 713,532.71 | 0.24 |
| 2006-06 | 8 | 918,819.28 | 0.31 |
| 2006-07 | 33 | 5,518,159.82 | 1.84 |
| 2006-08 | 30 | 4,353,830.85 | 1.45 |
| 2008-07 | 9 | 1,159,440.35 | 0.39 |
| 2008-08 | 6 | 714,992.99 | 0.24 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

## SASCO 2003-AM2 Collateral Summary – Group 1

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 4,053 | **Prepayment Penalty** | |
| **Total Outstanding Loan Balance** | $437,613,130 | None | 20.0% |
| **Average Loan Principal Balance** | $107,973 | 0.001-1.000 | 5.7% |
| **Fixed Rate** | 42.4% | 1.001-2.000 | 45.2% |
| **Adjustable Rate** | 57.6% | 2.001-3.000 | 29.1% |
| **Prepayment Penalty** | 80.0% | | |
| **Weighted Average Coupon** | 7.8% | **Geographic Distribution** | |
| **Weighted Average Margin** | 6.4% | (Other states account individually for less than | |
| **Weighted Average Initial Periodic Cap** | 3.0% | 4% of the Cut-off Date principal balance) | |
| **Weighted Average Periodic Cap** | 1.0% | CA | 30.2% |
| **Weighted Average Maximum Rate** | 13.6% | FL | 17.2% |
| **Weighted Average Floor** | 7.7% | TX | 8.5% |
| **Weighted Average Original Term (mo.)** | 342.9 | NY | 6.5% |
| **Weighted Average Remaining Term (mo.)** | 341.0 | WA | 4.2% |
| **Weighted Average Loan Age (mo.)** | 1.9 | | |
| **Weighted Average Combined LTV** | 80.4% | **Occupancy Status** | |
| **Non-Zero Weighted Average FICO** | 609 | Primary Home | 94.1% |
| **Non-Zero Weighted Average DTI** | 40.6% | Investment | 5.8% |
| | | Second Home | 0.1% |
| **Lien Position** | | | |
| First | 91.7% | | |
| Second | 8.3% | | |
| | | | |
| **Product Type** | | | |
| 2/28 ARM (LIBOR) | 55.1% | | |
| Fixed Rate | 42.4% | | |
| 3/27 ARM (LIBOR) | 2.1% | | |
| 5/25 ARM (LIBOR) | 0.4% | | |
| 6 MO LIBOR ARM | 0.0% | | |

## *Collateral Characteristics - Group 1*

Collateral characteristics are listed below as of the Statistical Calculation Date

### *Scheduled Principal Balances*

| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 1,061 | $33,026,885.13 | 7.55% |
| 50,000.01 - 100,000.00 | 1,142 | 83,684,668.51 | 19.12 |
| 100,000.01 - 150,000.00 | 783 | 96,630,061.87 | 22.08 |
| 150,000.01 - 200,000.00 | 523 | 89,917,611.18 | 20.55 |
| 200,000.01 - 250,000.00 | 331 | 73,624,367.24 | 16.82 |
| 250,000.01 - 300,000.00 | 155 | 42,156,601.59 | 9.63 |
| 300,000.01 - 350,000.00 | 54 | 16,918,071.45 | 3.87 |
| 350,000.01 - 400,000.00 | 2 | 746,735.33 | 0.17 |
| 400,000.01 - 450,000.00 | 1 | 411,647.00 | 0.09 |
| 450,000.01 - 500,000.00 | 1 | 496,481.10 | 0.11 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: $9,955.27
Maximum: $496,481.10
Average: $107,972.65

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

*Mortgage Rates*

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| <= 5.500 | 93 | $17,563,106.23 | 4.01% |
| 5.501 - 6.000 | 181 | 32,473,742.27 | 7.42 |
| 6.001 - 6.500 | 303 | 50,308,657.64 | 11.50 |
| 6.501 - 7.000 | 397 | 62,195,290.06 | 14.21 |
| 7.001 - 7.500 | 378 | 54,397,704.21 | 12.43 |
| 7.501 - 8.000 | 522 | 70,326,689.37 | 16.07 |
| 8.001 - 8.500 | 328 | 38,458,442.77 | 8.79 |
| 8.501 - 9.000 | 322 | 33,830,902.49 | 7.73 |
| 9.001 - 9.500 | 221 | 18,710,487.06 | 4.28 |
| 9.501 - 10.000 | 243 | 15,802,012.61 | 3.61 |
| 10.001 - 10.500 | 140 | 8,359,848.45 | 1.91 |
| 10.501 - 11.000 | 130 | 6,504,944.47 | 1.49 |
| 11.001 - 11.500 | 135 | 5,333,383.75 | 1.22 |
| 11.501 - 12.000 | 274 | 9,933,647.23 | 2.27 |
| 12.001 - 12.500 | 180 | 6,976,408.73 | 1.59 |
| 12.501 - 13.000 | 109 | 3,613,952.30 | 0.83 |
| 13.001 - 13.500 | 91 | 2,656,237.22 | 0.61 |
| 13.501 - 14.000 | 4 | 125,243.42 | 0.03 |
| 14.001 - 14.250 | 1 | 31,638.03 | 0.01 |
| >= 14.251 | 1 | 10,792.09 | 0.00 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 4.500%
Maximum: 14.350%
Weighted Average: 7.816%

## Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

### Original Terms to Stated Maturity

| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| <= 170 | 11 | $785,058.84 | 0.18% |
| 171 - 180 | 172 | 13,193,658.90 | 3.01 |
| 181 - 240 | 1,048 | 40,863,251.00 | 9.34 |
| 241 - 300 | 5 | 492,779.44 | 0.11 |
| 301 - 360 | 2,817 | 382,278,382.22 | 87.36 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 120.0
Maximum: 360.0
Weighted Average: 342.9

### Remaining Terms to Stated Maturity

| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| <= 170 | 11 | $785,058.84 | 0.18% |
| 171 - 180 | 172 | 13,193,658.90 | 3.01 |
| 181 - 240 | 1,048 | 40,863,251.00 | 9.34 |
| 241 - 300 | 5 | 492,779.44 | 0.11 |
| 301 - 360 | 2,817 | 382,278,382.22 | 87.36 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 118.0
Maximum: 360.0
Weighted Average: 341.0

## Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Combined Loan-to-Value Ratio* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 20.000 | 4 | $279,555.23 | 0.06% |
| 20.001 - 30.000 | 8 | 629,294.92 | 0.14 |
| 30.001 - 40.000 | 22 | 1,688,797.48 | 0.39 |
| 40.001 - 50.000 | 65 | 6,590,400.62 | 1.51 |
| 50.001 - 60.000 | 136 | 18,283,943.32 | 4.18 |
| 60.001 - 70.000 | 347 | 45,232,680.04 | 10.34 |
| 70.001 - 80.000 | 1,482 | 200,584,829.58 | 45.84 |
| 80.001 - 90.000 | 685 | 90,846,799.52 | 20.76 |
| 90.001 - 100.000 | 1,304 | 73,476,829.69 | 16.79 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 12.540%
Maximum: 100.000%
Weighted Average: 80.418%

| *FICO Score* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 451 - 500 | 9 | $1,356,285.53 | 0.31% |
| 501 - 550 | 643 | 81,513,450.86 | 18.63 |
| 551 - 600 | 1,023 | 112,462,629.00 | 25.70 |
| 601 - 650 | 1,383 | 137,450,505.10 | 31.41 |
| 651 - 700 | 770 | 77,819,323.49 | 17.78 |
| 701 - 750 | 166 | 19,781,342.84 | 4.52 |
| 751 - 800 | 58 | 7,129,711.53 | 1.63 |
| >= 801 | 1 | 99,882.05 | 0.02 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 498
Maximum: 810
Weighted Average: 609

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Loan Purpose* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Cash Out Refinance | 1,972 | $249,531,013.92 | 57.02% |
| Purchase | 1,537 | 133,583,107.13 | 30.53 |
| Rate/Term Refinance | 544 | 54,499,009.35 | 12.45 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

| *Property Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Single Family | 3,647 | $390,419,408.32 | 89.22% |
| Condo | 269 | 27,530,710.01 | 6.29 |
| 2-4 Family | 118 | 17,671,278.21 | 4.04 |
| PUD | 18 | 1,902,482.14 | 0.43 |
| Manufactured Housing | 1 | 89,251.72 | 0.02 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

## Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

| States – Top 30 | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| CA-S | 640 | $95,394,241.83 | 21.80% |
| FL | 749 | 75,229,127.54 | 17.19 |
| TX | 511 | 37,286,208.05 | 8.52 |
| CA-N | 243 | 36,884,849.88 | 8.43 |
| NY | 162 | 28,500,990.97 | 6.51 |
| WA | 187 | 18,555,602.66 | 4.24 |
| IL | 111 | 11,445,923.75 | 2.62 |
| MA | 64 | 10,921,273.36 | 2.50 |
| MI | 108 | 9,506,005.77 | 2.17 |
| OH | 137 | 9,490,933.24 | 2.17 |
| NV | 83 | 9,389,662.37 | 2.15 |
| VA | 83 | 9,383,774.82 | 2.14 |
| MN | 87 | 8,714,914.55 | 1.99 |
| CO | 69 | 7,415,965.68 | 1.69 |
| AZ | 86 | 7,336,440.90 | 1.68 |
| MD | 46 | 5,701,271.89 | 1.30 |
| NC | 70 | 5,590,516.73 | 1.28 |
| NJ | 30 | 4,888,199.59 | 1.12 |
| MO | 69 | 4,546,669.19 | 1.04 |
| CT | 38 | 4,532,642.01 | 1.04 |
| PA | 54 | 4,067,417.72 | 0.93 |
| RI | 24 | 3,111,598.21 | 0.71 |
| IN | 45 | 2,737,733.59 | 0.63 |
| TN | 45 | 2,681,311.32 | 0.61 |
| OK | 44 | 2,624,527.68 | 0.60 |
| OR | 20 | 2,454,450.21 | 0.56 |
| WI | 29 | 2,161,652.09 | 0.49 |
| LA | 26 | 1,741,017.53 | 0.40 |
| HI | 9 | 1,710,158.46 | 0.39 |
| UT | 26 | 1,603,233.11 | 0.37 |
| Other | 158 | 12,004,815.70 | 2.74 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

## *Collateral Characteristics - Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Prepayment Penalty Description* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| None | 1,055 | $87,474,011.62 | 19.99% |
| 1% of Orig. Bal. | 93 | 5,746,024.59 | 1.31 |
| 1% of UPB | 109 | 9,447,010.26 | 2.16 |
| 2 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 9 | 797,014.37 | 0.18 |
| 2 Mos. Int. on UPB | 2 | 430,072.83 | 0.10 |
| 2% of UPB | 214 | 19,990,005.48 | 4.57 |
| 3 Mos. Int. on UPB | 55 | 10,463,278.72 | 2.39 |
| 3% of UPB | 2 | 251,599.14 | 0.06 |
| 5% 4% 3% 2% 1% | 10 | 279,242.98 | 0.06 |
| 5% of UPB | 49 | 3,107,919.28 | 0.71 |
| 6 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 1,946 | 241,409,092.96 | 55.16 |
| 6 Mos. Int. on UPB | 509 | 58,217,858.17 | 13.30 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

### *Documentation Type*

| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
|---|---|---|---|
| Full | 2,883 | $308,653,373.05 | 70.53% |
| No Documentation | 661 | 66,383,477.10 | 15.17 |
| Stated | 417 | 48,759,429.52 | 11.14 |
| Limited | 92 | 13,816,850.73 | 3.16 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

## Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

*Gross Margin*

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 3.501 - 4.000 | 4 | $862,663.33 | 0.34% |
| 4.001 - 4.500 | 27 | 5,159,580.64 | 2.05 |
| 4.501 - 5.000 | 26 | 4,460,687.50 | 1.77 |
| 5.001 - 5.500 | 91 | 15,688,742.51 | 6.22 |
| 5.501 - 6.000 | 458 | 69,080,194.14 | 27.39 |
| 6.001 - 6.500 | 235 | 32,424,864.69 | 12.85 |
| 6.501 - 7.000 | 809 | 101,923,388.27 | 40.41 |
| 7.001 - 7.500 | 74 | 10,523,778.70 | 4.17 |
| 7.501 - 8.000 | 57 | 8,378,401.80 | 3.32 |
| 8.001 - 8.500 | 31 | 3,739,652.36 | 1.48 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

Minimum: 3.625%
Maximum: 8.320%
Weighted Average: 6.365%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

### *Initial Periodic Cap*

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 1.000 | 10 | $1,195,140.35 | 0.47% |
| 3.000 | 1,797 | 250,367,520.60 | 99.26 |
| 5.000 | 5 | 679,292.99 | 0.27 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.996%

### *Periodic Cap*

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 1.000 | 1,812 | $252,241,953.94 | 100.00% |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

## *Collateral Characteristics - Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

### *Maximum Rate*

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 10.001 - 10.500 | 2 | $433,524.94 | 0.17% |
| 10.501 - 11.000 | 7 | 1,497,439.84 | 0.59 |
| 11.001 - 11.500 | 30 | 5,679,186.32 | 2.25 |
| 11.501 - 12.000 | 87 | 16,134,755.50 | 6.40 |
| 12.001 - 12.500 | 131 | 22,532,421.05 | 8.93 |
| 12.501 - 13.000 | 229 | 38,070,280.43 | 15.09 |
| 13.001 - 13.500 | 233 | 35,626,924.36 | 14.12 |
| 13.501 - 14.000 | 360 | 50,875,826.30 | 20.17 |
| 14.001 - 14.500 | 217 | 28,163,655.69 | 11.17 |
| 14.501 - 15.000 | 208 | 23,939,751.28 | 9.49 |
| 15.001 - 15.500 | 119 | 12,392,562.26 | 4.91 |
| 15.501 - 16.000 | 91 | 8,192,349.52 | 3.25 |
| 16.001 - 16.500 | 49 | 4,532,344.70 | 1.80 |
| 16.501 - 17.000 | 30 | 2,458,610.26 | 0.97 |
| 17.001 - 17.500 | 9 | 694,632.64 | 0.28 |
| 17.501 - 18.000 | 7 | 584,136.29 | 0.23 |
| 18.001 - 18.500 | 2 | 310,416.61 | 0.12 |
| 18.501 - 19.000 | 1 | 123,135.95 | 0.05 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

Minimum: 10.500%
Maximum: 18.550%
Weighted Average: 13.631%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Floor* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 15 | $2,844,389.39 | 1.13% |
| 5.501 - 6.000 | 99 | 18,608,308.24 | 7.38 |
| 6.001 - 6.500 | 123 | 21,073,689.62 | 8.35 |
| 6.501 - 7.000 | 239 | 40,058,213.73 | 15.88 |
| 7.001 - 7.500 | 231 | 35,386,243.80 | 14.03 |
| 7.501 - 8.000 | 366 | 52,155,131.98 | 20.68 |
| 8.001 - 8.500 | 220 | 28,707,771.03 | 11.38 |
| 8.501 - 9.000 | 208 | 23,920,877.30 | 9.48 |
| 9.001 - 9.500 | 120 | 12,484,650.22 | 4.95 |
| 9.501 - 10.000 | 92 | 8,246,923.50 | 3.27 |
| 10.001 - 10.500 | 50 | 4,584,823.38 | 1.82 |
| 10.501 - 11.000 | 30 | 2,458,610.26 | 0.97 |
| 11.001 - 11.500 | 9 | 694,632.64 | 0.28 |
| 11.501 - 12.000 | 7 | 584,136.29 | 0.23 |
| 12.001 - 12.500 | 2 | 310,416.61 | 0.12 |
| 12.501 - 13.000 | 1 | 123,135.95 | 0.05 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

Minimum: 4.650%
Maximum: 12.550%
Weighted Average: 7.664%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Next Rate Adjustment Date* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 2004-01 | 1 | $66,259.25 | 0.03% |
| 2004-07 | 1 | 268,240.57 | 0.11 |
| 2004-12 | 1 | 81,184.89 | 0.03 |
| 2005-04 | 6 | 704,541.75 | 0.28 |
| 2005-05 | 24 | 3,172,696.04 | 1.26 |
| 2005-06 | 128 | 18,494,051.08 | 7.33 |
| 2005-07 | 1,013 | 139,936,341.56 | 55.48 |
| 2005-08 | 546 | 77,482,658.46 | 30.72 |
| 2005-09 | 11 | 1,027,879.00 | 0.41 |
| 2006-05 | 2 | 283,176.20 | 0.11 |
| 2006-06 | 7 | 794,585.10 | 0.32 |
| 2006-07 | 28 | 4,088,475.85 | 1.62 |
| 2006-08 | 29 | 3,967,430.85 | 1.57 |
| 2008-07 | 9 | 1,159,440.35 | 0.46 |
| 2008-08 | 6 | 714,992.99 | 0.28 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

## SASCO 2003-AM2 Collateral Summary – Group 2

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 298 | **Prepayment Penalty** | |
| **Total Outstanding Loan Balance** | $73,535,637 | None | 23.9% |
| **Average Loan Principal Balance** | $246,764 | 0.001-1.000 | 8.2% |
| **Fixed Rate** | 35.7% | 1.001-2.000 | 46.2% |
| **Adjustable Rate** | 64.3% | 2.001-3.000 | 21.5% |
| **Prepayment Penalty** | 76.1% | 4.001-5.000 | 0.2% |
| **Weighted Average Coupon** | 7.4% | | |
| **Weighted Average Margin** | 6.1% | **Geographic Distribution** | |
| **Weighted Average Initial Periodic Cap** | 3.0% | (Other states account individually for less than | |
| **Weighted Average Periodic Cap** | 1.0% | 4% of the Cut-off Date principal balance) | |
| **Weighted Average Maximum Rate** | 13.2% | CA | 48.9% |
| **Weighted Average Floor** | 7.2% | FL | 9.1% |
| **Weighted Average Original Term (mo.)** | 348.8 | GA | 8.2% |
| **Weighted Average Remaining Term (mo.)** | 346.8 | NY | 7.7% |
| **Weighted Average Loan Age (mo.)** | 2.0 | VA | 4.4% |
| **Weighted Average Combined LTV** | 80.7% | | |
| **Non-Zero Weighted Average FICO** | 625 | **Occupancy Status** | |
| **Non-Zero Weighted Average DTI** | 41.3% | Primary Home | 90.6% |
| | | Investment | 9.4% |
| **Lien Position** | | | |
| First | 92.2% | | |
| Second | 7.8% | | |
| | | | |
| **Product Type** | | | |
| 2/28 ARM (LIBOR) | 60.5% | | |
| Fixed Rate | 35.7% | | |
| 3/27 ARM (LIBOR) | 3.8% | | |

## Collateral Characteristics - Group 2

Collateral characteristics are listed below as of the Statistical Calculation Date

### Scheduled Principal Balances

| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 23 | $664,136.41 | 0.90% |
| 50,000.01 - 100,000.00 | 88 | 6,437,753.92 | 8.75 |
| 100,000.01 - 150,000.00 | 18 | 2,131,744.27 | 2.90 |
| 150,000.01 - 200,000.00 | 5 | 856,198.83 | 1.16 |
| 200,000.01 - 250,000.00 | 4 | 873,267.25 | 1.19 |
| 250,000.01 - 300,000.00 | 1 | 275,500.00 | 0.37 |
| 300,000.01 - 350,000.00 | 47 | 15,679,946.55 | 21.32 |
| 350,000.01 - 400,000.00 | 59 | 22,011,487.57 | 29.93 |
| 400,000.01 - 450,000.00 | 30 | 12,815,562.00 | 17.43 |
| 450,000.01 - 500,000.00 | 19 | 9,126,162.87 | 12.41 |
| 550,000.01 - 600,000.00 | 1 | 591,514.74 | 0.80 |
| 600,000.01 - 650,000.00 | 1 | 618,987.17 | 0.84 |
| 700,000.01 - 750,000.00 | 2 | 1,453,375.66 | 1.98 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: $17,866.00
Maximum: $749,379.14
Average: $246,763.88

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Mortgage Rates* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| <= 5.500 | 8 | $2,969,487.32 | 4.04% |
| 5.501 - 6.000 | 25 | 8,934,651.55 | 12.15 |
| 6.001 - 6.500 | 35 | 12,810,697.61 | 17.42 |
| 6.501 - 7.000 | 42 | 16,429,453.21 | 22.34 |
| 7.001 - 7.500 | 22 | 7,491,730.87 | 10.19 |
| 7.501 - 8.000 | 32 | 9,897,765.29 | 13.46 |
| 8.001 - 8.500 | 20 | 4,490,379.98 | 6.11 |
| 8.501 - 9.000 | 13 | 2,664,830.29 | 3.62 |
| 9.001 - 9.500 | 9 | 1,348,189.59 | 1.83 |
| 9.501 - 10.000 | 11 | 1,143,640.83 | 1.56 |
| 10.001 - 10.500 | 4 | 590,262.49 | 0.80 |
| 10.501 - 11.000 | 10 | 733,544.97 | 1.00 |
| 11.001 - 11.500 | 8 | 531,733.45 | 0.72 |
| 11.501 - 12.000 | 25 | 1,561,394.63 | 2.12 |
| 12.001 - 12.500 | 24 | 1,513,658.90 | 2.06 |
| 12.501 - 13.000 | 3 | 109,141.47 | 0.15 |
| 13.001 - 13.500 | 7 | 315,074.79 | 0.43 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 5.125%
Maximum: 13.490%
Weighted Average: 7.352%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

***Original Terms to Stated Maturity***

| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 171 - 180 | 3 | $489,050.21 | 0.67% |
| 181 - 240 | 93 | 6,138,059.25 | 8.35 |
| 301 - 360 | 202 | 66,908,527.78 | 90.99 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 180.0
Maximum: 360.0
Weighted Average: 348.8

***Remaining Terms to Stated Maturity***

| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 171 - 180 | 3 | $489,050.21 | 0.67% |
| 181 - 240 | 93 | 6,138,059.25 | 8.35 |
| 301 - 360 | 202 | 66,908,527.78 | 90.99 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 176.0
Maximum: 359.0
Weighted Average: 346.8

## Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

| Combined Loan-to-Value Ratio | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 30.001 - 40.000 | 1 | $349,195.30 | 0.47% |
| 40.001 - 50.000 | 2 | 452,195.31 | 0.61 |
| 50.001 - 60.000 | 8 | 3,266,488.63 | 4.44 |
| 60.001 - 70.000 | 19 | 6,532,734.77 | 8.88 |
| 70.001 - 80.000 | 109 | 35,122,191.35 | 47.76 |
| 80.001 - 90.000 | 55 | 17,980,961.11 | 24.45 |
| 90.001 - 100.000 | 104 | 9,831,870.77 | 13.37 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 38.890%
Maximum: 100.000%
Weighted Average: 80.696%

| FICO Score | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 501 - 550 | 32 | $8,697,048.22 | 11.83% |
| 551 - 600 | 60 | 16,859,477.51 | 22.93 |
| 601 - 650 | 91 | 23,707,126.20 | 32.24 |
| 651 - 700 | 72 | 15,258,759.33 | 20.75 |
| 701 - 750 | 34 | 7,496,925.75 | 10.19 |
| 751 - 800 | 8 | 1,410,179.05 | 1.92 |
| 801 >= | 1 | 106,121.18 | 0.14 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 501
Maximum: 801
Weighed Average: 625

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Loan Purpose* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Cash Out Refinance | 130 | $42,827,424.31 | 58.24% |
| Purchase | 126 | 22,198,485.02 | 30.19 |
| Rate/Term Refinance | 42 | 8,509,727.91 | 11.57 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

| *Property Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Single Family | 278 | $67,577,189.93 | 91.90% |
| Condo | 9 | 2,992,893.98 | 4.07 |
| 2-4 Family | 7 | 2,108,857.48 | 2.87 |
| PUD | 4 | 856,695.85 | 1.17 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *States – Top 30* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| CA-S | 66 | $19,931,805.49 | 27.10% |
| CA-N | 58 | 16,008,885.66 | 21.77 |
| FL | 21 | 6,671,091.47 | 9.07 |
| GA | 63 | 6,057,591.57 | 8.24 |
| NY | 17 | 5,627,439.40 | 7.65 |
| VA | 8 | 3,230,322.12 | 4.39 |
| TX | 11 | 2,847,011.39 | 3.87 |
| MA | 7 | 2,779,182.77 | 3.78 |
| NJ | 8 | 2,546,124.33 | 3.46 |
| WA | 12 | 2,456,462.23 | 3.34 |
| MI | 4 | 1,297,178.64 | 1.76 |
| IL | 4 | 896,424.01 | 1.22 |
| SC | 1 | 703,996.52 | 0.96 |
| CT | 3 | 499,875.28 | 0.68 |
| UT | 1 | 424,378.06 | 0.58 |
| OH | 1 | 335,392.75 | 0.46 |
| OK | 1 | 327,580.09 | 0.45 |
| WI | 1 | 323,000.00 | 0.44 |
| MN | 2 | 167,238.93 | 0.23 |
| CO | 2 | 143,317.44 | 0.19 |
| NV | 1 | 77,909.77 | 0.11 |
| MD | 1 | 68,795.34 | 0.09 |
| LA | 2 | 37,589.35 | 0.05 |
| MS | 1 | 27,154.87 | 0.04 |
| AZ | 1 | 26,720.04 | 0.04 |
| TN | 1 | 23,169.72 | 0.03 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

## *Collateral Characteristics - Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

### *Prepayment Penalty Description*

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| None | 108 | $17,549,413.20 | 23.87% |
| 1% of Orig. Bal. | 1 | 335,392.75 | 0.46 |
| 1% of UPB | 4 | 1,297,178.64 | 1.76 |
| 2 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 1 | 323,000.00 | 0.44 |
| 2% of UPB | 7 | 2,611,549.85 | 3.55 |
| 3 Mos. Int. on UPB | 6 | 2,354,953.27 | 3.20 |
| 5% 4% 3% 2% 1% | 3 | 64,744.22 | 0.09 |
| 5% of UPB | 1 | 79,837.21 | 0.11 |
| 6 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 144 | 41,740,164.29 | 56.76 |
| 6 Mos. Int. on UPB | 23 | 7,179,403.81 | 9.76 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

### *Documentation Type*

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Full | 166 | $43,630,160.07 | 59.33% |
| No Documentation | 83 | 18,204,567.17 | 24.76 |
| Stated | 46 | 10,548,308.75 | 14.34 |
| Limited | 3 | 1,152,601.25 | 1.57 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

## *Collateral Characteristics - Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Gross Margin* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 4.001 - 4.500 | 5 | $2,149,992.70 | 4.55% |
| 4.501 - 5.000 | 4 | 1,623,979.71 | 3.44 |
| 5.001 - 5.500 | 10 | 3,927,457.24 | 8.31 |
| 5.501 - 6.000 | 56 | 18,450,450.60 | 39.05 |
| 6.001 - 6.500 | 18 | 5,348,200.58 | 11.32 |
| 6.501 - 7.000 | 35 | 11,922,461.33 | 25.23 |
| 7.001 - 7.500 | 9 | 2,423,356.39 | 5.13 |
| 7.501 - 8.000 | 2 | 622,751.55 | 1.32 |
| 8.001 - 8.500 | 3 | 781,627.32 | 1.65 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

Minimum: 4.500%
Maximum: 8.130%
Weighted Average: 6.142%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Initial Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 3.000 | 142 | $47,250,277.42 | 100.00% |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

| *Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 142 | $47,250,277.42 | 100.00% |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

## Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

| Maximum Rate | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 11.001 - 11.500 | 3 | $1,022,647.48 | 2.16% |
| 11.501 - 12.000 | 9 | 3,367,124.54 | 7.13 |
| 12.001 - 12.500 | 24 | 8,943,551.12 | 18.93 |
| 12.501 - 13.000 | 30 | 11,472,968.94 | 24.28 |
| 13.001 - 13.500 | 16 | 5,607,052.58 | 11.87 |
| 13.501 - 14.000 | 27 | 8,974,464.43 | 18.99 |
| 14.001 - 14.500 | 16 | 3,829,218.40 | 8.10 |
| 14.501 - 15.000 | 8 | 2,032,561.21 | 4.30 |
| 15.001 - 15.500 | 5 | 991,005.43 | 2.10 |
| 15.501 - 16.000 | 3 | 620,349.27 | 1.31 |
| 16.001 - 16.500 | 1 | 389,334.02 | 0.82 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

Minimum: 11.125%
Maximum: 16.175%
Weighted Average: 13.191%

## Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

| Floor | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 1 | $323,287.75 | 0.68% |
| 5.501 - 6.000 | 7 | 2,557,469.08 | 5.41 |
| 6.001 - 6.500 | 24 | 8,953,250.30 | 18.95 |
| 6.501 - 7.000 | 32 | 12,182,584.93 | 25.78 |
| 7.001 - 7.500 | 18 | 6,396,752.60 | 13.54 |
| 7.501 - 8.000 | 27 | 8,974,464.43 | 18.99 |
| 8.001 - 8.500 | 16 | 3,829,218.40 | 8.10 |
| 8.501 - 9.000 | 8 | 2,032,561.21 | 4.30 |
| 9.001 - 9.500 | 5 | 991,005.43 | 2.10 |
| 9.501 - 10.000 | 3 | 620,349.27 | 1.31 |
| 10.001 - 10.500 | 1 | 389,334.02 | 0.82 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

Minimum: 5.490%
Maximum: 10.175%
Weighted Average: 7.238%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Next Rate Adjustment Date* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 2005-05 | 2 | $1,200,467.83 | 2.54% |
| 2005-06 | 9 | 2,703,923.52 | 5.72 |
| 2005-07 | 78 | 27,003,144.53 | 57.15 |
| 2005-08 | 44 | 13,547,688.82 | 28.67 |
| 2006-04 | 1 | 424,378.06 | 0.90 |
| 2006-05 | 1 | 430,356.51 | 0.91 |
| 2006-06 | 1 | 124,234.18 | 0.26 |
| 2006-07 | 5 | 1,429,683.97 | 3.03 |
| 2006-08 | 1 | 386,400.00 | 0.82 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

# $502,279,000 (Approximate)
# Aames Mortgage Trust 2003-1
## Aurora Loan Services – Master Servicer
## SENIOR/SUBORDINATE CERTIFICATES
## 1M Libor Available Funds Floaters
## No Hard Cap – Act/360 – No Delay

***To 10% Call***

| Class | Approx. Size ($) (1) | Benchmark | Est. WAL(2) (yrs.) | Payment Window(2) (mos.) | Initial C/E (3) (%) | Initial Margin | Legal Final Maturity | Expected Ratings (Moody's/S&P)(4) |
|---|---|---|---|---|---|---|---|---|
| 1-A1(5) | 243,400,000 | 1M Libor | 1.20 | 1-33 | 20.50% | 0.19% | 10/25/2033 | Aaa/AAA |
| 1-A2(5) | 102,230,000 | 1M Libor | 5.47 | 33-92 | 20.50% | 0.55% | 10/25/2033 | Aaa/AAA |
| 2-A(6) | 58,735,000 | 1M Libor | 2.43 | 1-92 | 20.50% | 0.37% | 10/25/2033 | Aaa/AAA |
| A-IO (7) | Notional | 6.00% | N/A | N/A | N/A | N/A | 10/25/2005 | Aaa/AAA |
| M1 | 34,333,000 | 1M Libor | 5.13 | 40-92 | 13.75% | 0.68% | 10/25/2033 | Aa2/AA |
| M2 | 29,247,000 | 1M Libor | 5.07 | 38-92 | 8.00% | 1.75% | 10/25/2033 | A2/A |
| M3 | 8,901,000 | 1M Libor | 5.05 | 38-92 | 6.25% | 1.95% | 10/25/2033 | A3/A- |
| M4 | 6,358,000 | 1M Libor | 5.05 | 38-92 | 5.00% | 3.00% | 10/25/2033 | Baa1/BBB+ |
| M5 | 4,578,000 | 1M Libor | 5.04 | 37-92 | 4.10% | 3.00% | 10/25/2033 | Baa2/BBB |
| M6 | 7,630,000 | 1M Libor | 5.03 | 37-92 | 2.60% | 3.00% | 10/25/2033 | Baa3/BBB- |
| B | 6,867,000 | 1M Libor | 4.78 | 37-92 | 1.25% | 2.00% | 10/25/2033 | Ba1/BB+ |

***To Maturity***

| Class | Approx. Size ($) (1) | Benchmark | Est. WAL(2) (yrs.) | Payment Window(2) (mos.) | Initial C/E (3) (%) | Initial Margin | Legal Final Maturity | Expected Ratings (Moody's/S&P)(4) |
|---|---|---|---|---|---|---|---|---|
| 1-A1(5) | 243,400,000 | 1M Libor | 1.20 | 1-33 | 20.50% | 0.19% | 10/25/2033 | Aaa/AAA |
| 1-A2(5) | 102,230,000 | 1M Libor | 6.20 | 33-203 | 20.50% | 0.55% | 10/25/2033 | Aaa/AAA |
| 2-A(6) | 58,735,000 | 1M Libor | 2.63 | 1-194 | 20.50% | 0.37% | 10/25/2033 | Aaa/AAA |
| A-IO (7) | Notional | 6.00% | N/A | N/A | N/A | N/A | 10/25/2005 | Aaa/AAA |
| M1 | 34,333,000 | 1M Libor | 5.66 | 40-171 | 13.75% | 0.68% | 10/25/2033 | Aa2/AA |
| M2 | 29,247,000 | 1M Libor | 5.55 | 38-156 | 8.00% | 1.75% | 10/25/2033 | A2/A |
| M3 | 8,901,000 | 1M Libor | 5.45 | 38-136 | 6.25% | 1.95% | 10/25/2033 | A3/A- |
| M4 | 6,358,000 | 1M Libor | 5.39 | 38-126 | 5.00% | 3.00% | 10/25/2033 | Baa1/BBB+ |
| M5 | 4,578,000 | 1M Libor | 5.31 | 37-118 | 4.10% | 3.00% | 10/25/2033 | Baa2/BBB |
| M6 | 7,630,000 | 1M Libor | 5.17 | 37-110 | 2.60% | 3.00% | 10/25/2033 | Baa3/BBB- |
| B | 6,867,000 | 1M Libor | 4.78 | 37-93 | 1.25% | 2.00% | 10/25/2033 | Ba1/BB+ |

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 1.25%.

(4) All Classes of Certificates will be rated by Moody's and S&P.

(5) Class 1-A1 and Class 1-A2 are the Senior Certificates of Group 1.

(6) Class 2A are the Senior Certificates of Group 2.

(7) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

## Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2. Prior to the Stepdown Date or whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order, and all Group 2 principal will be paid to the Class 2-A Certificates. After the Senior Certificates of either group have been reduced to zero, all principal from both groups will be paid to the Senior Certificates which remain outstanding, in the case of the Group 1 Senior Certificates to be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order, and in the case of the Group 2 Senior Certificates to be paid to the Class 2-A Certificates. After the Class 1-A1, Class 1-A2 and Class 2-A Certificates have been reduced to zero, principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37$^{th}$ distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all Group 1 principal will be paid to the Class 1-A1 and Class 1-A2, sequentially and in that order, and all Group 2 principal will be paid to the Class 2-A Certificates, until the Targeted Senior Enhancement Percentage has been reached. After the Senior Certificates of either group have been reduced to zero, principal will be paid to the Senior Certificates which remain outstanding, in the case of the Group 1 Senior Certificates to be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order, and in the case of the Group 2 Senior Certificates to be paid to the Class 2-A Certificates, until the Targeted Senior Enhancement Percentage has been reached. Principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Principal Balance.

## Interest Payment Priority

The Interest Rates for Classes 1-A1, 1-A2, 2-A, M1, M2, M3, M4, M5, M6 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on October 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1 and Group 2, the Servicing Fee and the Trustee Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A1, Class 1-A2, and Component A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class 2-A and Component A-IO(2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal payment priority in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall Amounts, to the Class 1-A1, Class 1-A2 and Class 2-A, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

## Interest Payment Priority (continued)

(9) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

## Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

| Distribution Dates | A-IO(1) Notional Amount | A-IO(2) Notional Amount | Total Notional Amount |
|---|---|---|---|
| 1-6 | 104,340,634 | 17,731,366 | 122,072,000 |
| 7-12 | 78,255,475 | 13,298,525 | 91,554,000 |
| 13-18 | 52,170,317 | 8,865,683 | 61,036,000 |
| 19-24 | 26,085,158 | 4,432,842 | 30,518,000 |

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1 and 2. The A-IO(1) Component Notional Balance will be approximately 85% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 15% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

## Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

## Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

| Month | Approximate Notional Balance ($) |
|---|---|
| 1 | N/A |
| 2 | 501,010,820.60 |
| 3 | 494,397,858.13 |
| 4 | 486,501,834.83 |
| 5 | 477,753,154.68 |
| 6 | 468,161,838.39 |
| 7 | 463,741,019.82 |
| 8 | 452,216,756.25 |
| 9 | 439,034,833.81 |
| 10 | 425,457,684.50 |
| 11 | 411,927,298.26 |
| 12 | 398,708,161.34 |

| Month | Approximate Notional Balance ($) |
|---|---|
| 13 | 392,570,261.77 |
| 14 | 376,514,713.34 |
| 15 | 363,636,874.89 |
| 16 | 351,242,071.24 |
| 17 | 338,655,788.06 |
| 18 | 322,432,862.95 |
| 19 | 315,384,016.43 |
| 20 | 300,058,654.74 |
| 21 | 285,581,112.66 |
| 22 | 272,278,081.42 |
| 23 | 259,998,444.36 |
| 24 | 248,379,819.21 |

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

## Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC Insured Mortgage Loan.

## Origination and Servicing

All of the mortgage loans were originated by Aames and as of the closing date all mortgage loans will be serviced by Wilshire. All of the mortgage loans will be master serviced by Aurora Loan Services.

## Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

## Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount of interest as calculated using the applicable Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

## Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B Certificates, and the Class M Certificates in inverse order of rank (together with the Class B Certificates, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2 and 2-A Certificates will not be reduced by allocation of Applied Loss Amounts.

## Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

## 10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the Pool Principal Balance is reduced to less than 10% of the Cut-off Date Pool Principal Balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class 1-A1, Class 1-A2 and Class 2-A will double and the margins on the Class M1, M2, M3, M4, M5, M6 and B will increase to 1.5 times their initial margin.

# Credit Enhancement

## Subordination

Classes 1-A1, 1-A2, 2-A and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2 and 2-A) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

## Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 1.25% of the Cut-off Date Pool Principal Balance. On or after the Stepdown Date as long as a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Pool Principal Balance and (2) the lesser of (i) 1.25% of the Cut-Off Date Pool Principal Balance and (ii) 2.50% of the current Pool Principal Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

## Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 38% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels set by the rating agencies.

| Distribution Date | Loss Percentage |
|---|---|
| November 2006 to October 2007 | 3.00% for the first month, plus an additional 1/12th of 1.25% for each month thereafter |
| November 2007 to October 2008 | 4.25% for the first month, plus an additional 1/12th of 1.25 % for each month thereafter |
| November 2008 to October 2009 | 5.50% for the first month, plus an additional 1/12th of 0.75% for each month thereafter |
| November 2009 to October 2010 | 6.25% for the first month, plus an additional 1/12th of 0.25% for each month thereafter |
| November 2010 and thereafter | 6.50% |

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

<table>
<tr><td>1-A1<br>Aaa/AAA<br>Libor Floater<br>(Group 1)</td><td rowspan="2">2-A<br>Aaa/AAA<br>Libor Floater<br>(Group 2)</td><td rowspan="2">A-IO<br>Aaa/AAA<br>6.00% Interest<br>Rate</td><td rowspan="2">Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2 and 2-A.</td></tr>
<tr><td>1-A2<br>Aaa/AAA<br>Libor Floater<br>(Group 1)</td></tr>
<tr><td colspan="3">M1<br>Aa2/AA<br>Libor Floater</td><td rowspan="3">Classes M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.</td></tr>
<tr><td colspan="3">M2<br>A2/A<br>Libor Floater</td></tr>
<tr><td colspan="3">M3<br>A3/A-<br>Libor Floater</td></tr>
<tr><td colspan="3">M4<br>Baa1/BBB+<br>Libor Floater</td><td></td></tr>
<tr><td colspan="3">M5<br>Baa2/BBB<br>Libor Floater</td><td></td></tr>
<tr><td colspan="3">M6<br>Baa3/BBB-<br>Libor Floater</td><td></td></tr>
<tr><td colspan="3">B<br>Ba1/BB+<br>Libor Floater</td><td></td></tr>
</table>

| Contacts | | |
|---|---|---|
| ***MBS Trading*** | Dan Wallace | (212) 526-8315 |
| | Matt Miller | (212) 526-8315 |
| | Rishi Bansal | (212) 526-8315 |
| | Alar Randmere | (212) 526-8315 |
| | Sumit Chhabra | (212) 526-8315 |
| ***Syndicate*** | Kevin White | (212) 526-9519 |
| | Bob Caldwell | (212) 526-9519 |
| | Dan Covello | (212) 526-9519 |
| ***MBS Banking*** | Ellen Kiernan | (212) 526-4279 |
| | Jenna Levine | (212) 526-1453 |
| | David Wong | (212) 526-6414 |

| *Summary of Terms* | |
|---|---|
| *Issuer:* | Aames Mortgage Trust 2003-1 |
| *Depositor:* | Structured Asset Securities Corporation |
| *Trustee:* | U.S. Bank |
| *Master Servicer:* | Aurora Loan Services |
| *Credit Risk Manager:* | The MurrayHill Company |
| *Underwriter:* | Lehman Brothers Inc. |
| *Distribution Date:* | 25th of each month, or the next succeeding Business Day<br>First Payment Date: November 25, 2003 |
| *Cut-Off Date:* | October 1, 2003 |
| *Pricing Date:* | October 27, 2003 |
| *Closing Date:* | October 30, 2003 |
| *Settlement Date:* | October 30, 2003 through DTC, Euroclear or Cedel Bank |
| *Delay Days:* | 0 day delay – All Classes |
| *Dated Date:* | October 25, 2003 |
| *Day Count:* | Actual/360 on Classes 1-A1, 1-A2, 2-A, M1, M2, M3, M4, M5, M6 and B<br>30/360 on Class A-IO |
| *Collection Period:* | 2nd day of prior month through 1st day of month of such distribution |
| *Servicing Fee:* | 0.50% of the Group principal balance annually |
| *Trustee Fee:* | 0.006% of the Group principal balance annually |

| Summary of Terms (continued) | |
|---|---|
| *Clearing/Registration:* | Book-entry through DTC, Euroclear, and Cedel |
| *Denomination:* | Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2 and 2-A Certificates. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO. |
| *SMMEA Eligibility:* | None of the classes are expected to be SMMEA eligible |
| *ERISA Eligibility:* | The Class A, Class M and Class A-IO Certificates are expected to be ERISA eligible. |
| *Tax Status:* | REMIC for Federal income tax purposes |

## *Sensitivity Analysis – To 10% Call*

| Prepayment Assumption [(1)] | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| Class 1-A1 | | | | | |
| Avg. Life (yrs) | 2.47 | 1.65 | 1.20 | 0.94 | 0.76 |
| Window (mos) | 1-75 | 1-50 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 1/25/2010 | 12/25/2007 | 7/25/2006 | 12/25/2005 | 7/25/2005 |
| Class 1-A2 | | | | | |
| Avg. Life (yrs) | 10.89 | 7.46 | 5.47 | 3.91 | 2.59 |
| Window (mos) | 75-177 | 50-123 | 33-92 | 26-72 | 21-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class 2-A | | | | | |
| Avg. Life (yrs) | 4.93 | 3.34 | 2.43 | 1.79 | 1.27 |
| Window (mos) | 1-177 | 1-123 | 1-92 | 1-72 | 1-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class M1 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.13 | 4.61 | 4.71 |
| Window (mos) | 57-177 | 38-123 | 40-92 | 45-72 | 51-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class M2 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.07 | 4.33 | 4.09 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 40-72 | 43-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class M3 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.05 | 4.23 | 3.84 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 39-72 | 41-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class M4 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.05 | 4.20 | 3.77 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 39-72 | 40-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class M5 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.04 | 4.17 | 3.73 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 38-72 | 39-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class M6 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.03 | 4.16 | 3.68 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 38-72 | 38-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class B | | | | | |
| Avg. Life (yrs) | 9.35 | 6.36 | 4.78 | 3.93 | 3.48 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 37-72 | 37-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

| Sensitivity Analysis – To 10% Call | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| | | | |
| Class 1-A1 | | | |
| Avg. Life (yrs) | 1.56 | 0.99 | 0.71 |
| Window (mos) | 1-47 | 1-27 | 1-19 |
| Expected Final Mat. | 9/25/2007 | 1/25/2006 | 5/25/2005 |
| | | | |
| Class 1-A2 | | | |
| Avg. Life (yrs) | 7.07 | 4.26 | 2.26 |
| Window (mos) | 47-117 | 27-76 | 19-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| | | | |
| Class 2-A | | | |
| Avg. Life (yrs) | 3.19 | 1.96 | 1.17 |
| Window (mos) | 1-117 | 1-76 | 1-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| | | | |
| Class M1 | | | |
| Avg. Life (yrs) | 6.33 | 4.66 | 4.49 |
| Window (mos) | 37-117 | 43-76 | 54-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| | | | |
| Class M2 | | | |
| Avg. Life (yrs) | 6.33 | 4.45 | 4.10 |
| Window (mos) | 37-117 | 40-76 | 44-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| | | | |
| Class M3 | | | |
| Avg. Life (yrs) | 6.33 | 4.37 | 3.77 |
| Window (mos) | 37-117 | 39-76 | 42-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| | | | |
| Class M4 | | | |
| Avg. Life (yrs) | 6.33 | 4.36 | 3.68 |
| Window (mos) | 37-117 | 38-76 | 40-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| | | | |
| Class M5 | | | |
| Avg. Life (yrs) | 6.33 | 4.33 | 3.63 |
| Window (mos) | 37-117 | 38-76 | 40-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| | | | |
| Class M6 | | | |
| Avg. Life (yrs) | 6.33 | 4.33 | 3.57 |
| Window (mos) | 37-117 | 37-76 | 38-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| | | | |
| Class B | | | |
| Avg. Life (yrs) | 6.02 | 4.10 | 3.37 |
| Window (mos) | 37-117 | 37-76 | 37-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |

## Sensitivity Analysis – To Maturity

| Prepayment Assumption (1) | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| Class 1-A1 | | | | | |
| Avg. Life (yrs) | 2.47 | 1.65 | 1.20 | 0.94 | 0.76 |
| Window (mos) | 1-75 | 1-50 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 1/25/2010 | 12/25/2007 | 7/25/2006 | 12/25/2005 | 7/25/2005 |
| Class 1-A2 | | | | | |
| Avg. Life (yrs) | 12.00 | 8.40 | 6.20 | 4.49 | 2.97 |
| Window (mos) | 75-315 | 50-259 | 33-203 | 26-161 | 21-131 |
| Expected Final Mat. | 1/25/2030 | 5/25/2025 | 9/25/2020 | 3/25/2017 | 9/25/2014 |
| Class 2-A | | | | | |
| Avg. Life (yrs) | 5.23 | 3.59 | 2.63 | 1.94 | 1.36 |
| Window (mos) | 1-311 | 1-251 | 1-194 | 1-152 | 1-120 |
| Expected Final Mat. | 9/25/2029 | 9/25/2024 | 12/25/2019 | 6/25/2016 | 10/25/2013 |
| Class M1 | | | | | |
| Avg. Life (yrs) | 10.61 | 7.36 | 5.66 | 5.03 | 5.37 |
| Window (mos) | 57-290 | 38-223 | 40-171 | 45-135 | 51-109 |
| Expected Final Mat. | 12/25/2027 | 5/25/2022 | 1/25/2018 | 1/25/2015 | 11/25/2012 |
| Class M2 | | | | | |
| Avg. Life (yrs) | 10.55 | 7.30 | 5.55 | 4.70 | 4.39 |
| Window (mos) | 57-274 | 38-205 | 38-156 | 40-123 | 43-99 |
| Expected Final Mat. | 8/25/2026 | 11/25/2020 | 10/25/2016 | 1/25/2014 | 1/25/2012 |
| Class M3 | | | | | |
| Avg. Life (yrs) | 10.45 | 7.20 | 5.45 | 4.54 | 4.09 |
| Window (mos) | 57-248 | 38-180 | 38-136 | 39-107 | 41-86 |
| Expected Final Mat. | 6/25/2024 | 10/25/2018 | 2/25/2015 | 9/25/2012 | 12/25/2010 |
| Class M4 | | | | | |
| Avg. Life (yrs) | 10.36 | 7.13 | 5.39 | 4.46 | 3.98 |
| Window (mos) | 57-234 | 38-168 | 38-126 | 39-99 | 40-80 |
| Expected Final Mat. | 4/25/2023 | 10/25/2017 | 4/25/2014 | 1/25/2012 | 6/25/2010 |
| Class M5 | | | | | |
| Avg. Life (yrs) | 10.25 | 7.04 | 5.31 | 4.39 | 3.90 |
| Window (mos) | 57-221 | 38-157 | 37-118 | 38-92 | 39-74 |
| Expected Final Mat. | 3/25/2022 | 11/25/2016 | 8/25/2013 | 6/25/2011 | 12/25/2009 |
| Class M6 | | | | | |
| Avg. Life (yrs) | 10.03 | 6.87 | 5.17 | 4.27 | 3.77 |
| Window (mos) | 57-209 | 38-147 | 37-110 | 38-86 | 38-69 |
| Expected Final Mat. | 3/25/2021 | 1/25/2016 | 12/25/2012 | 12/25/2010 | 7/25/2009 |
| Class B | | | | | |
| Avg. Life (yrs) | 9.35 | 6.36 | 4.78 | 3.93 | 3.48 |
| Window (mos) | 57-179 | 38-124 | 37-93 | 37-72 | 37-58 |
| Expected Final Mat. | 9/25/2018 | 2/25/2014 | 7/25/2011 | 10/25/2009 | 8/25/2008 |

**(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one**

| Sensitivity Analysis – To Maturity | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| Class 1-A1 | | | |
| Avg. Life (yrs) | 1.56 | 0.99 | 0.71 |
| Window (mos) | 1-47 | 1-27 | 1-19 |
| Expected Final Mat. | 9/25/2007 | 1/25/2006 | 5/25/2005 |
| Class 1-A2 | | | |
| Avg. Life (yrs) | 7.94 | 4.85 | 2.34 |
| Window (mos) | 47-249 | 27-169 | 19-121 |
| Expected Final Mat. | 7/25/2024 | 11/25/2017 | 11/25/2013 |
| Class 2-A | | | |
| Avg. Life (yrs) | 3.45 | 2.14 | 1.19 |
| Window (mos) | 1-249 | 1-169 | 1-121 |
| Expected Final Mat. | 7/25/2024 | 11/25/2017 | 11/25/2013 |
| Class M1 | | | |
| Avg. Life (yrs) | 6.98 | 5.09 | 6.01 |
| Window (mos) | 37-212 | 43-141 | 54-109 |
| Expected Final Mat. | 6/25/2021 | 7/25/2015 | 11/25/2012 |
| Class M2 | | | |
| Avg. Life (yrs) | 6.91 | 4.84 | 4.38 |
| Window (mos) | 37-195 | 40-129 | 44-92 |
| Expected Final Mat. | 1/25/2020 | 7/25/2014 | 6/25/2011 |
| Class M3 | | | |
| Avg. Life (yrs) | 6.82 | 4.70 | 4.01 |
| Window (mos) | 37-171 | 39-112 | 42-80 |
| Expected Final Mat. | 1/25/2018 | 2/25/2013 | 6/25/2010 |
| Class M4 | | | |
| Avg. Life (yrs) | 6.75 | 4.64 | 3.88 |
| Window (mos) | 37-159 | 38-104 | 40-74 |
| Expected Final Mat. | 1/25/2017 | 6/25/2012 | 12/25/2009 |
| Class M5 | | | |
| Avg. Life (yrs) | 6.67 | 4.55 | 3.79 |
| Window (mos) | 37-149 | 38-97 | 40-69 |
| Expected Final Mat. | 3/25/2016 | 11/25/2011 | 7/25/2009 |
| Class M6 | | | |
| Avg. Life (yrs) | 6.51 | 4.44 | 3.65 |
| Window (mos) | 37-140 | 37-91 | 38-65 |
| Expected Final Mat. | 6/25/2015 | 5/25/2011 | 3/25/2009 |
| Class B | | | |
| Avg. Life (yrs) | 6.02 | 4.10 | 3.37 |
| Window (mos) | 37-118 | 37-76 | 37-54 |
| Expected Final Mat. | 8/25/2013 | 2/25/2010 | 4/25/2008 |

| A-IO Sensitivity Analysis [1] | |
|---|---|
| Price (%) [2] | Yield (%) |
| 7.205838 | 3.724 |
| 7.215838 | 3.542 |
| 7.225838 | 3.361 |
| 7.235838 | 3.180 |
| 7.245838 | 3.000 |
| 7.255838 | 2.820 |
| 7.265838 | 2.641 |
| 7.275838 | 2.463 |
| 7.285838 | 2.284 |
| Mod. Dur. | 0.76 [3] |

**(1) Shown at the Certificate pricing assumption as defined on page one.**

**(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**

**(3) Assumes a price of 7.245838% plus accrued interest.**

## Net Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Net Funds Cap is not shown.*

| Period | Group 1 Senior Net Funds Cap (%) | Group 2 Senior Net Funds Cap (%) | Mezzanine & Subordinate Class Net Funds Cap (%) | Period | Group 1 Senior Net Funds Cap (%) | Group 2 Senior Net Funds Cap (%) | Mezzanine & Subordinate Class Net Funds Cap (%) |
|---|---|---|---|---|---|---|---|
| 1 | N/A | N/A | N/A | 31 | 9.40752 | 9.16301 | 9.37201 |
| 2 | N/A | N/A | N/A | 32 | 9.10121 | 8.86463 | 9.06685 |
| 3 | N/A | N/A | N/A | 33 | 9.40165 | 9.27463 | 9.38320 |
| 4 | N/A | N/A | N/A | 34 | 9.65559 | 9.52108 | 9.63605 |
| 5 | N/A | N/A | N/A | 35 | 9.65191 | 9.51737 | 9.63237 |
| 6 | N/A | N/A | N/A | 36 | 9.96985 | 9.83077 | 9.94965 |
| 7 | N/A | N/A | N/A | 37 | 9.64458 | 9.50994 | 9.62502 |
| 8 | N/A | N/A | N/A | 38 | 9.96228 | 9.82310 | 9.94207 |
| 9 | N/A | N/A | N/A | 39 | 9.63727 | 9.54004 | 9.62314 |
| 10 | N/A | N/A | N/A | 40 | 10.15025 | 10.08003 | 10.14005 |
| 11 | N/A | N/A | N/A | 41 | 11.23294 | 11.15510 | 11.22163 |
| 12 | N/A | N/A | N/A | 42 | 10.14152 | 10.07113 | 10.13129 |
| 13 | N/A | N/A | N/A | 43 | 10.47507 | 10.40224 | 10.46449 |
| 14 | N/A | N/A | N/A | 44 | 10.13283 | 10.06225 | 10.12257 |
| 15 | N/A | N/A | N/A | 45 | 10.46611 | 10.43149 | 10.46108 |
| 16 | N/A | N/A | N/A | 46 | 10.14223 | 10.09051 | 10.13471 |
| 17 | N/A | N/A | N/A | 47 | 10.13789 | 10.08603 | 10.13035 |
| 18 | N/A | N/A | N/A | 48 | 10.47134 | 10.41761 | 10.46353 |
| 19 | N/A | N/A | N/A | 49 | 10.12924 | 10.07709 | 10.12165 |
| 20 | N/A | N/A | N/A | 50 | 10.46242 | 10.40838 | 10.45456 |
| 21 | N/A | N/A | N/A | 51 | 10.12063 | 10.10501 | 10.11835 |
| 22 | N/A | N/A | N/A | 52 | 10.13421 | 10.10050 | 10.12931 |
| 23 | N/A | N/A | N/A | 53 | 10.82852 | 10.79228 | 10.82325 |
| 24 | N/A | N/A | N/A | 54 | 10.12562 | 10.09152 | 10.12065 |
| 25 | 8.60922 | 8.32857 | 8.56846 | 55 | 10.45871 | 10.42326 | 10.45355 |
| 26 | 8.89403 | 8.60407 | 8.85191 | 56 | 10.11706 | 10.08255 | 10.11204 |
| 27 | 8.60503 | 8.32446 | 8.56427 | 57 | 10.44990 | 10.41401 | 10.44467 |
| 28 | 9.11261 | 8.87583 | 9.07822 | 58 | 10.11759 | 10.07360 | 10.11118 |
| 29 | 10.08580 | 9.82371 | 10.04773 | 59 | 10.11332 | 10.06913 | 10.10689 |
| 30 | 9.10690 | 8.87023 | 9.07252 | 60 | 10.44604 | 10.40016 | 10.43936 |

**(1) Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.**

**(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.**

## Aames 2003-1 Collateral Summary -Aggregate

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 4,335 | **Prepayment Penalty** | |
| **Total Outstanding Loan Balance** | $508,635,361 | None | 20.4% |
| **Average Loan Principal Balance** | $117,332 | 0.001-1.000 | 6.1% |
| **Fixed Rate** | 41.4% | 1.001-2.000 | 45.5% |
| **Adjustable Rate** | 58.6% | 2.001-3.000 | 28.0% |
| **Prepayment Penalty** | 79.6% | 4.001-5.000 | 0.0% |
| **Weighted Average Coupon** | 7.7% | | |
| **Weighted Average Margin** | 6.3% | **Geographic Distribution** | |
| **Weighted Average Initial Periodic Cap** | 3.0% | (Other states account individually for less than | |
| **Weighted Average Periodic Cap** | 1.0% | 4% of the Cut-off Date principal balance) | |
| **Weighted Average Maximum Rate** | 13.6% | CA | 32.9% |
| **Weighted Average Floor** | 7.6% | FL | 16.1% |
| **Weighted Average Original Term (mo.)** | 343.8 | TX | 7.8% |
| **Weighted Average Remaining Term (mo.)** | 340.9 | NY | 6.6% |
| **Weighted Average Loan Age (mo.)** | 2.9 | WA | 4.1% |
| **Weighted Average Combined LTV** | 80.4% | | |
| **Non-Zero Weighted Average FICO** | 611 | **Occupancy Status** | |
| **Non-Zero Weighted Average DTI** | 40.7% | Primary Home | 93.6% |
| | | Investment | 6.3% |
| **Lien Position** | | Second Home | 0.1% |
| First | 91.8% | | |
| Second | 8.2% | | |
| | | | |
| **Product Type** | | | |
| 2/28 ARM (LIBOR) | 55.8% | | |
| Fixed Rate | 41.4% | | |
| 3/27 ARM (LIBOR) | 2.3% | | |
| 5/25 ARM (LIBOR) | 0.4% | | |
| 6 MO LIBOR ARM | 0.0% | | |

## *Collateral Characteristics -Aggregate*

Collateral characteristics are listed below as of the Cut-off Date

### *Scheduled Principal Balances*

| ($) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 1,083 | $33,660,785.60 | 6.62% |
| 50,000.01 - 100,000.00 | 1,222 | 89,542,155.55 | 17.60 |
| 100,000.01 - 150,000.00 | 802 | 98,934,228.57 | 19.45 |
| 150,000.01 - 200,000.00 | 524 | 90,079,829.23 | 17.71 |
| 200,000.01 - 250,000.00 | 333 | 73,970,895.53 | 14.54 |
| 250,000.01 - 300,000.00 | 156 | 42,397,236.19 | 8.34 |
| 300,000.01 - 350,000.00 | 100 | 32,243,029.08 | 6.34 |
| 350,000.01 - 400,000.00 | 60 | 22,334,787.83 | 4.39 |
| 400,000.01 - 450,000.00 | 31 | 13,206,148.39 | 2.60 |
| 450,000.01 - 500,000.00 | 20 | 9,606,671.90 | 1.89 |
| 550,000.01 - 600,000.00 | 1 | 590,535.72 | 0.12 |
| 600,000.01 - 650,000.00 | 1 | 617,952.58 | 0.12 |
| 700,000.01 - 750,000.00 | 2 | 1,451,104.56 | 0.29 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

Minimum: $9,925.03
Maximum: $748,126.61
Average: $117,332.26

## *Collateral Characteristics- Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Mortgage Rates* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| <= 5.500 | 101 | $20,478,817.33 | 4.03% |
| 5.501 - 6.000 | 206 | 41,318,812.02 | 8.12 |
| 6.001 - 6.500 | 338 | 63,000,896.80 | 12.39 |
| 6.501 - 7.000 | 439 | 78,484,949.98 | 15.43 |
| 7.001 - 7.500 | 397 | 61,227,966.92 | 12.04 |
| 7.501 - 8.000 | 554 | 80,106,632.17 | 15.75 |
| 8.001 - 8.500 | 347 | 42,826,956.42 | 8.42 |
| 8.501 - 9.000 | 334 | 36,252,027.62 | 7.13 |
| 9.001 - 9.500 | 229 | 19,933,314.04 | 3.92 |
| 9.501 - 10.000 | 251 | 16,505,413.14 | 3.25 |
| 10.001 - 10.500 | 142 | 8,816,369.94 | 1.73 |
| 10.501 - 11.000 | 140 | 7,225,847.29 | 1.42 |
| 11.001 - 11.500 | 143 | 5,852,849.02 | 1.15 |
| 11.501 - 12.000 | 297 | 11,416,204.25 | 2.24 |
| 12.001 - 12.500 | 202 | 8,360,436.07 | 1.64 |
| 12.501 - 13.000 | 111 | 3,694,192.33 | 0.73 |
| 13.001 - 13.500 | 98 | 2,966,225.64 | 0.58 |
| 13.501 - 14.000 | 4 | 125,084.86 | 0.02 |
| 14.001 - 14.250 | 1 | 31,588.90 | 0.01 |
| >= 14.251 | 1 | 10,775.99 | 0.00 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

Minimum: 4.500%
Maximum: 14.350%
Weighted Average: 7.746%

## Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

| *Original Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| <= 170 | 11 | $778,259.72 | 0.15% |
| 171 - 180 | 176 | 13,622,405.60 | 2.68 |
| 181 - 240 | 1,134 | 46,569,853.66 | 9.16 |
| 241 - 300 | 5 | 491,455.87 | 0.10 |
| 301 - 360 | 3,009 | 447,173,385.88 | 87.92 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

Minimum: 120.0
Maximum: 360.0
Weighted Average: 343.8

| *Remaining Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| <= 170 | 11 | $778,259.72 | 0.15% |
| 171 - 180 | 176 | 13,622,405.60 | 2.68 |
| 181 - 240 | 1,134 | 46,569,853.66 | 9.16 |
| 241 - 300 | 5 | 491,455.87 | 0.10 |
| 301 - 360 | 3,009 | 447,173,385.88 | 87.92 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

Minimum: 117.0
Maximum: 359.0
Weighted Average: 340.9

## Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

| Combined Loan-to-Value Ratio | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 10.001 - 20.000 | 4 | $279,371.12 | 0.05% |
| 20.001 - 30.000 | 8 | 628,405.26 | 0.12 |
| 30.001 - 40.000 | 23 | 2,033,679.54 | 0.40 |
| 40.001 - 50.000 | 67 | 7,025,987.00 | 1.38 |
| 50.001 - 60.000 | 144 | 21,508,148.38 | 4.23 |
| 60.001 - 70.000 | 364 | 51,587,893.02 | 10.14 |
| 70.001 - 80.000 | 1,587 | 234,569,331.33 | 46.12 |
| 80.001 - 90.000 | 736 | 108,113,009.73 | 21.26 |
| 90.001 - 100.000 | 1,402 | 82,889,535.35 | 16.30 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

Minimum: 12.540%
Maximum: 100.000%
Weighted Average: 80.443%

| FICO Score | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 451 - 500 | 9 | $1,354,342.56 | 0.27% |
| 501 - 550 | 673 | 89,787,202.98 | 17.65 |
| 551 - 600 | 1,078 | 128,805,425.37 | 25.32 |
| 601 - 650 | 1,471 | 160,645,180.06 | 31.58 |
| 651 - 700 | 838 | 92,197,382.46 | 18.13 |
| 701 - 750 | 199 | 27,183,243.95 | 5.34 |
| 751 - 800 | 65 | 8,456,976.64 | 1.66 |
| >= 801 | 2 | 205,606.71 | 0.04 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

Minimum: 498
Maximum: 810
Weighted Average: 611

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Loan Purpose* | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
|---|---|---|---|
| Cash Out Refinance | 2,095 | $290,133,225.93 | 57.04% |
| Purchase | 1,653 | 154,549,966.56 | 30.39 |
| Rate/Term Refinance | 587 | 63,952,168.24 | 12.57 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

| *Property Type* | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
|---|---|---|---|
| Single Family | 3,911 | $455,663,042.63 | 89.59% |
| Condo | 277 | 30,430,391.76 | 5.98 |
| 2-4 Family | 124 | 19,697,987.66 | 3.87 |
| PUD | 22 | 2,755,194.74 | 0.54 |
| Manufactured Housing | 1 | 88,743.94 | 0.02 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *States – Top 30* | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
|---|---|---|---|
| CA-S | 706 | $115,125,194.56 | 22.63% |
| FL | 770 | 81,774,301.36 | 16.08 |
| CA-N | 300 | 52,421,969.69 | 10.31 |
| TX | 519 | 39,885,690.63 | 7.84 |
| NY | 177 | 33,684,555.77 | 6.62 |
| WA | 199 | 20,973,491.42 | 4.12 |
| MA | 71 | 13,679,774.82 | 2.69 |
| VA | 91 | 12,595,526.20 | 2.48 |
| IL | 113 | 12,244,834.82 | 2.41 |
| MI | 111 | 10,724,678.18 | 2.11 |
| OH | 137 | 9,791,338.06 | 1.93 |
| NV | 84 | 9,451,038.42 | 1.86 |
| MN | 88 | 8,830,150.27 | 1.74 |
| CO | 71 | 7,547,820.15 | 1.48 |
| NJ | 38 | 7,422,972.54 | 1.46 |
| AZ | 87 | 7,351,731.44 | 1.45 |
| GA | 61 | 5,781,047.15 | 1.14 |
| MD | 47 | 5,760,430.45 | 1.13 |
| NC | 69 | 5,501,214.55 | 1.08 |
| CT | 41 | 5,023,790.32 | 0.99 |
| MO | 69 | 4,539,646.51 | 0.89 |
| PA | 54 | 4,059,836.99 | 0.80 |
| RI | 24 | 3,107,324.66 | 0.61 |
| OK | 45 | 2,948,064.04 | 0.58 |
| TN | 46 | 2,699,489.05 | 0.53 |
| IN | 44 | 2,629,011.89 | 0.52 |
| WI | 30 | 2,480,869.02 | 0.49 |
| OR | 20 | 2,450,538.33 | 0.48 |
| UT | 27 | 2,023,580.44 | 0.40 |
| LA | 28 | 1,775,224.93 | 0.35 |
| Other | 168 | 14,350,224.07 | 2.82 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Prepayment Penalty Description* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| None | 1,153 | $103,573,875.79 | 20.36% |
| 1% of Amt. Prepaid | 2 | 71,265.49 | 0.01 |
| 1% of Orig. Bal. | 93 | 6,051,639.05 | 1.19 |
| 1% of UPB | 110 | 10,593,505.04 | 2.08 |
| 2 Mos. Int. on Amt. Prepaid >20% Orig. Bal. | 10 | 1,118,142.19 | 0.22 |
| 2 Mos. Int. on UPB | 2 | 429,208.51 | 0.08 |
| 2% of UPB | 220 | 22,529,864.59 | 4.43 |
| 3 Mos. Int. on UPB | 61 | 12,798,275.93 | 2.52 |
| 3% of UPB | 2 | 251,272.25 | 0.05 |
| 5% 4% 3% 2% 1% of UPB | 13 | 342,169.37 | 0.07 |
| 5% of UPB | 50 | 3,182,445.83 | 0.63 |
| 6 Mos. Int. on Amt. Prepaid | 2 | 307,406.47 | 0.06 |
| 6 Mos. Int. on Amt. Prepaid >20% Orig. Bal. | 2,092 | 282,893,892.92 | 55.62 |
| 6 Mos. Int. on UPB | 525 | 64,492,397.30 | 12.68 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

| *Documentation Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| Full | 3,042 | $351,192,661.96 | 69.05% |
| Stated | 1,198 | 142,495,594.42 | 28.02 |
| Limited | 95 | 14,947,104.35 | 2.94 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Gross Margin* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| 3.501 - 4.000 | 4 | $861,495.85 | 0.29% |
| 4.001 - 4.500 | 32 | 7,294,867.70 | 2.45 |
| 4.501 - 5.000 | 30 | 6,074,282.12 | 2.04 |
| 5.001 - 5.500 | 100 | 19,502,568.66 | 6.55 |
| 5.501 - 6.000 | 512 | 86,960,469.00 | 29.20 |
| 6.001 - 6.500 | 252 | 37,614,158.27 | 12.63 |
| 6.501 - 7.000 | 842 | 113,399,391.86 | 38.08 |
| 7.001 - 7.500 | 82 | 12,865,417.41 | 4.32 |
| 7.501 - 8.000 | 58 | 8,790,865.66 | 2.95 |
| 8.001 - 8.500 | 33 | 4,445,369.31 | 1.49 |
| **Total:** | **1,945** | **$297,808,885.84** | **100.00%** |

Minimum: 3.625%
Maximum: 8.320%
Weighted Average: 6.329%

## Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

### Initial Periodic Cap

| (%) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
|---|---|---|---|
| 1.000 | 10 | $1,193,642.28 | 0.40% |
| 3.000 | 1,930 | 295,936,801.35 | 99.37 |
| 5.000 | 5 | 678,442.21 | 0.23 |
| **Total:** | **1,945** | **$297,808,885.84** | **100.00%** |

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.997%

### Periodic Cap

| (%) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
|---|---|---|---|
| 1.000 | 1,944 | $297,714,810.92 | 99.97% |
| 3.000 | 1 | 94,074.92 | 0.03 |
| **Total:** | **1,945** | **$297,808,885.84** | **100.00%** |

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.001%

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Maximum Rate* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 10.001 - 10.500 | 2 | $432,844.45 | 0.15% |
| 10.501 - 11.000 | 7 | 1,494,919.91 | 0.50 |
| 11.001 - 11.500 | 33 | 6,686,887.88 | 2.25 |
| 11.501 - 12.000 | 96 | 19,464,956.16 | 6.54 |
| 12.001 - 12.500 | 155 | 31,422,514.89 | 10.55 |
| 12.501 - 13.000 | 259 | 49,462,715.61 | 16.61 |
| 13.001 - 13.500 | 246 | 40,604,705.46 | 13.63 |
| 13.501 - 14.000 | 387 | 59,768,817.83 | 20.07 |
| 14.001 - 14.500 | 232 | 31,889,939.09 | 10.71 |
| 14.501 - 15.000 | 215 | 25,743,734.71 | 8.64 |
| 15.001 - 15.500 | 124 | 13,370,394.91 | 4.49 |
| 15.501 - 16.000 | 92 | 8,501,282.41 | 2.85 |
| 16.001 - 16.500 | 48 | 4,797,455.71 | 1.61 |
| 16.501 - 17.000 | 30 | 2,456,754.39 | 0.82 |
| 17.001 - 17.500 | 9 | 693,867.59 | 0.23 |
| 17.501 - 18.000 | 7 | 583,775.82 | 0.20 |
| 18.001 - 18.500 | 2 | 310,248.17 | 0.10 |
| 18.501 - 19.000 | 1 | 123,070.85 | 0.04 |
| **Total:** | **1,945** | **$297,808,885.84** | **100.00%** |

Minimum: 10.500%
Maximum: 18.550%
Weighted Average: 13.558%

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Floor* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| <= 5.500 | 16 | $3,161,374.10 | 1.06% |
| 5.501 - 6.000 | 106 | 21,123,431.51 | 7.09 |
| 6.001 - 6.500 | 147 | 29,975,861.33 | 10.07 |
| 6.501 - 7.000 | 271 | 52,155,224.42 | 17.51 |
| 7.001 - 7.500 | 246 | 41,152,947.06 | 13.82 |
| 7.501 - 8.000 | 393 | 61,046,097.63 | 20.50 |
| 8.001 - 8.500 | 235 | 32,433,253.00 | 10.89 |
| 8.501 - 9.000 | 215 | 25,724,873.85 | 8.64 |
| 9.001 - 9.500 | 125 | 13,462,411.21 | 4.52 |
| 9.501 - 10.000 | 93 | 8,555,803.71 | 2.87 |
| 10.001 - 10.500 | 49 | 4,849,891.20 | 1.63 |
| 10.501 - 11.000 | 30 | 2,456,754.39 | 0.82 |
| 11.001 - 11.500 | 9 | 693,867.59 | 0.23 |
| 11.501 - 12.000 | 7 | 583,775.82 | 0.20 |
| 12.001 - 12.500 | 2 | 310,248.17 | 0.10 |
| 12.501 - 13.000 | 1 | 123,070.85 | 0.04 |
| **Total:** | **1,945** | **$297,808,885.84** | **100.00%** |

Minimum: 4.650%
Maximum: 12.550%
Weighted Average: 7.594%

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Next Rate Adjustment Date* | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
|---|---|---|---|
| 2004-01 | 1 | $66,176.88 | 0.02% |
| 2005-04 | 6 | 703,457.25 | 0.24 |
| 2005-05 | 26 | 4,366,977.91 | 1.47 |
| 2005-06 | 136 | 21,101,314.15 | 7.09 |
| 2005-07 | 1,089 | 166,244,446.66 | 55.82 |
| 2005-08 | 587 | 90,564,696.66 | 30.41 |
| 2005-09 | 11 | 1,027,175.08 | 0.34 |
| 2006-04 | 1 | 423,823.14 | 0.14 |
| 2006-05 | 3 | 712,504.74 | 0.24 |
| 2006-06 | 7 | 868,673.58 | 0.29 |
| 2006-07 | 33 | 5,509,798.03 | 1.85 |
| 2006-08 | 30 | 4,347,757.27 | 1.46 |
| 2008-07 | 9 | 1,157,981.84 | 0.39 |
| 2008-08 | 6 | 714,102.65 | 0.24 |
| **Total:** | **1,945** | **$297,808,885.84** | **100.00%** |

## Aames 2003-1 Collateral Summary – Group 1

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 4,021 | **Prepayment Penalty** | |
| **Total Outstanding Loan Balance** | $434,754,373 | None | 19.9% |
| **Average Loan Principal Balance** | $108,121 | 0.001-1.000 | 5.7% |
| **Fixed Rate** | 42.3% | 1.001-2.000 | 45.3% |
| **Adjustable Rate** | 57.7% | 2.001-3.000 | 29.1% |
| **Prepayment Penalty** | 80.1% | | |
| **Weighted Average Coupon** | 7.8% | **Geographic Distribution** | |
| **Weighted Average Margin** | 6.4% | (Other states account individually for less than | |
| **Weighted Average Initial Periodic Cap** | 3.0% | 4% of the Cut-off Date principal balance) | |
| **Weighted Average Periodic Cap** | 1.0% | CA | 30.3% |
| **Weighted Average Maximum Rate** | 13.6% | FL | 17.3% |
| **Weighted Average Floor** | 7.7% | TX | 8.5% |
| **Weighted Average Original Term (mo.)** | 343.0 | NY | 6.4% |
| **Weighted Average Remaining Term (mo.)** | 340.1 | WA | 4.2% |
| **Weighted Average Loan Age (mo.)** | 2.9 | | |
| **Weighted Average Combined LTV** | 80.4% | **Occupancy Status** | |
| **Non-Zero Weighted Average FICO** | 609 | Primary Home | 94.1% |
| **Non-Zero Weighted Average DTI** | 40.6% | Investment | 5.8% |
| | | Second Home | 0.1% |
| **Lien Position** | | | |
| First | 91.8% | | |
| Second | 8.2% | | |
| | | | |
| **Product Type** | | | |
| 2/28 ARM (LIBOR) | 55.2% | | |
| Fixed Rate | 42.3% | | |
| 3/27 ARM (LIBOR) | 2.0% | | |
| 5/25 ARM (LIBOR) | 0.4% | | |
| 6 MO LIBOR ARM | 0.0% | | |

## *Collateral Characteristics - Group 1*

Collateral characteristics are listed below as of the Cut-Off Date

| *Scheduled Principal Balances* | | | |
|---|---|---|---|
| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 0.01 - 50,000.00 | 1,049 | $32,729,960.23 | 7.53% |
| 50,000.01 - 100,000.00 | 1,129 | 82,752,805.00 | 19.03 |
| 100,000.01 - 150,000.00 | 784 | 96,805,892.57 | 22.27 |
| 150,000.01 - 200,000.00 | 519 | 89,258,289.29 | 20.53 |
| 200,000.01 - 250,000.00 | 329 | 73,098,703.23 | 16.81 |
| 250,000.01 - 300,000.00 | 154 | 41,867,090.70 | 9.63 |
| 300,000.01 - 350,000.00 | 53 | 16,589,404.93 | 3.82 |
| 350,000.01 - 400,000.00 | 2 | 745,856.11 | 0.17 |
| 400,000.01 - 450,000.00 | 1 | 410,935.02 | 0.09 |
| 450,000.01 - 500,000.00 | 1 | 495,435.82 | 0.11 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

Minimum: $9,925.03
Maximum: $495,435.82
Average: $108,120.96

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Mortgage Rates* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| <= 5.500 | 93 | $17,517,284.41 | 4.03% |
| 5.501 - 6.000 | 181 | 32,401,170.07 | 7.45 |
| 6.001 - 6.500 | 303 | 50,213,163.67 | 11.55 |
| 6.501 - 7.000 | 397 | 62,083,868.08 | 14.28 |
| 7.001 - 7.500 | 376 | 54,130,197.56 | 12.45 |
| 7.501 - 8.000 | 522 | 70,224,420.89 | 16.15 |
| 8.001 - 8.500 | 326 | 38,179,220.59 | 8.78 |
| 8.501 - 9.000 | 317 | 33,232,210.36 | 7.64 |
| 9.001 - 9.500 | 219 | 18,555,336.33 | 4.27 |
| 9.501 - 10.000 | 236 | 15,208,164.13 | 3.50 |
| 10.001 - 10.500 | 138 | 8,228,841.94 | 1.89 |
| 10.501 - 11.000 | 129 | 6,455,552.93 | 1.48 |
| 11.001 - 11.500 | 133 | 5,272,985.57 | 1.21 |
| 11.501 - 12.000 | 269 | 9,789,373.42 | 2.25 |
| 12.001 - 12.500 | 180 | 6,960,266.95 | 1.60 |
| 12.501 - 13.000 | 107 | 3,565,480.38 | 0.82 |
| 13.001 - 13.500 | 89 | 2,569,385.87 | 0.59 |
| 13.501 - 14.000 | 4 | 125,084.86 | 0.03 |
| 14.001 - 14.250 | 1 | 31,588.90 | 0.01 |
| >= 14.251 | 1 | 10,775.99 | 0.00 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

| | |
|---|---|
| Minimum: | 4.500% |
| Maximum: | 14.350% |
| Weighted Average: | 7.808% |

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Original Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| <= 170 | 11 | $778,259.72 | 0.18% |
| 171 - 180 | 171 | 13,034,065.40 | 3.00 |
| 181 - 240 | 1,032 | 40,227,469.89 | 9.25 |
| 241 - 300 | 5 | 491,455.87 | 0.11 |
| 301 - 360 | 2,802 | 380,223,122.02 | 87.46 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

Minimum: 120.0
Maximum: 360.0
Weighted Average: 343.0

| *Remaining Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| <= 170 | 11 | $778,259.72 | 0.18% |
| 171 - 180 | 171 | 13,034,065.40 | 3.00 |
| 181 - 240 | 1,032 | 40,227,469.89 | 9.25 |
| 241 - 300 | 5 | 491,455.87 | 0.11 |
| 301 - 360 | 2,802 | 380,223,122.02 | 87.46 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

Minimum: 117.0
Maximum: 359.0
Weighted Average: 340.1

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Combined Loan-to-Value Ratio* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 20.000 | 4 | $279,371.12 | 0.06% |
| 20.001 - 30.000 | 8 | 628,405.26 | 0.14 |
| 30.001 - 40.000 | 22 | 1,685,295.99 | 0.39 |
| 40.001 - 50.000 | 65 | 6,575,625.51 | 1.51 |
| 50.001 - 60.000 | 136 | 18,247,156.08 | 4.20 |
| 60.001 - 70.000 | 344 | 45,028,701.37 | 10.36 |
| 70.001 - 80.000 | 1,477 | 199,673,135.73 | 45.93 |
| 80.001 - 90.000 | 679 | 89,930,110.35 | 20.69 |
| 90.001 - 100.000 | 1,286 | 72,706,571.49 | 16.72 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

Minimum: 12.540%
Maximum: 100.000%
Weighted Average: 80.388%

| *FICO Score* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 451 - 500 | 9 | $1,354,342.56 | 0.31% |
| 501 - 550 | 639 | 80,921,133.43 | 18.61 |
| 551 - 600 | 1,012 | 111,562,151.96 | 25.66 |
| 601 - 650 | 1,374 | 136,767,948.67 | 31.46 |
| 651 - 700 | 764 | 77,276,050.11 | 17.77 |
| 701 - 750 | 164 | 19,655,725.56 | 4.52 |
| 751 - 800 | 58 | 7,117,375.96 | 1.64 |
| >= 801 | 1 | 99,644.65 | 0.02 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

Minimum: 498
Maximum: 810
Weighted Average: 609

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Loan Purpose* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Cash Out Refinance | 1,960 | $247,659,124.24 | 56.97% |
| Purchase | 1,519 | 132,324,311.93 | 30.44 |
| Rate/Term Refinance | 542 | 54,770,936.73 | 12.60 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

| *Property Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Single Family | 3,621 | $387,943,805.10 | 89.23% |
| Condo | 266 | 27,390,053.64 | 6.30 |
| 2-4 Family | 116 | 17,520,758.75 | 4.03 |
| PUD | 18 | 1,899,755.41 | 0.44 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *States – Top 30* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| CA-S | 638 | $94,935,797.77 | 21.84% |
| FL | 747 | 75,038,155.51 | 17.26 |
| TX | 506 | 37,005,382.02 | 8.51 |
| CA-N | 244 | 36,860,909.95 | 8.48 |
| NY | 159 | 28,027,938.23 | 6.45 |
| WA | 184 | 18,424,583.09 | 4.24 |
| IL | 107 | 11,152,834.52 | 2.57 |
| MA | 64 | 10,904,332.36 | 2.51 |
| OH | 136 | 9,456,664.86 | 2.18 |
| NV | 83 | 9,373,311.60 | 2.16 |
| VA | 83 | 9,370,139.19 | 2.16 |
| MI | 106 | 9,355,411.72 | 2.15 |
| MN | 85 | 8,574,535.43 | 1.97 |
| CO | 68 | 7,378,692.92 | 1.70 |
| AZ | 86 | 7,325,063.96 | 1.68 |
| MD | 46 | 5,691,775.06 | 1.31 |
| NC | 69 | 5,501,214.55 | 1.27 |
| NJ | 31 | 4,926,737.05 | 1.13 |
| CT | 38 | 4,524,621.19 | 1.04 |
| MO | 68 | 4,478,761.64 | 1.03 |
| PA | 54 | 4,059,836.99 | 0.93 |
| RI | 24 | 3,107,324.66 | 0.71 |
| TN | 45 | 2,676,401.59 | 0.62 |
| IN | 43 | 2,615,733.08 | 0.60 |
| OK | 42 | 2,539,391.40 | 0.58 |
| OR | 20 | 2,450,538.33 | 0.56 |
| WI | 28 | 2,112,794.57 | 0.49 |
| HI | 9 | 1,707,340.65 | 0.39 |
| LA | 25 | 1,665,594.97 | 0.38 |
| UT | 26 | 1,599,757.30 | 0.37 |
| Other | 157 | 11,912,796.74 | 2.74 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

## Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

### Prepayment Penalty Description

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| None | 1,040 | $86,370,243.76 | 19.87% |
| 1% of Amt. Prepaid | 2 | 71,265.49 | 0.02 |
| 1% of Orig. Bal. | 92 | 5,716,965.85 | 1.31 |
| 1% of UPB | 105 | 9,224,238.58 | 2.12 |
| 2 Mos. Int. on Amt. Prepaid >20% Orig. Bal. | 9 | 795,623.13 | 0.18 |
| 2 Mos. Int. on UPB | 2 | 429,208.51 | 0.10 |
| 2% of UPB | 210 | 19,759,276.08 | 4.54 |
| 3 Mos. Int. on UPB | 55 | 10,446,674.59 | 2.40 |
| 3% of UPB | 2 | 251,272.25 | 0.06 |
| 5% 4% 3% 2% 1% of UPB | 9 | 205,430.68 | 0.05 |
| 5% of UPB | 49 | 3,102,774.67 | 0.71 |
| 6 Mos. Int. on Amt. Prepaid | 2 | 307,406.47 | 0.07 |
| 6 Mos. Int. on Amt. Prepaid >20% Orig. Bal. | 1,945 | 240,894,762.96 | 55.41 |
| 6 Mos. Int. on UPB | 499 | 57,179,229.88 | 13.15 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

### Documentation Type

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Full | 2,862 | $306,941,501.23 | 70.60% |
| Stated | 1,067 | 114,015,252.87 | 26.23 |
| Limited | 92 | 13,797,618.80 | 3.17 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

## Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

| Gross Margin | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 3.501 - 4.000 | 4 | $861,495.85 | 0.34% |
| 4.001 - 4.500 | 27 | 5,149,075.61 | 2.05 |
| 4.501 - 5.000 | 26 | 4,452,767.63 | 1.78 |
| 5.001 - 5.500 | 90 | 15,581,922.03 | 6.22 |
| 5.501 - 6.000 | 457 | 68,923,665.41 | 27.50 |
| 6.001 - 6.500 | 233 | 32,201,430.04 | 12.85 |
| 6.501 - 7.000 | 803 | 101,214,590.40 | 40.38 |
| 7.001 - 7.500 | 74 | 10,510,156.18 | 4.19 |
| 7.501 - 8.000 | 56 | 8,113,539.14 | 3.24 |
| 8.001 - 8.500 | 30 | 3,664,574.24 | 1.46 |
| **Total:** | **1,800** | **$250,673,216.53** | **100.00%** |

Minimum: 3.625%
Maximum: 8.320%
Weighted Average: 6.363%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Initial Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 10 | $1,193,642.28 | 0.48% |
| 3.000 | 1,785 | 248,801,132.04 | 99.25 |
| 5.000 | 5 | 678,442.21 | 0.27 |
| **Total:** | **1,800** | **$250,673,216.53** | **100.00%** |

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.996%

| *Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 1,799 | $250,579,141.61 | 99.96% |
| 3.000 | 1 | 94,074.92 | 0.04 |
| **Total:** | **1,800** | **$250,673,216.53** | **100.00%** |

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.001 %

## *Collateral Characteristics - Group 1 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Maximum Rate* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 10.500 | 2 | $432,844.45 | 0.17% |
| 10.501 - 11.000 | 7 | 1,494,919.91 | 0.60 |
| 11.001 - 11.500 | 30 | 5,666,620.69 | 2.26 |
| 11.501 - 12.000 | 87 | 16,103,809.87 | 6.42 |
| 12.001 - 12.500 | 131 | 22,494,348.46 | 8.97 |
| 12.501 - 13.000 | 229 | 38,009,628.09 | 15.16 |
| 13.001 - 13.500 | 231 | 35,388,756.02 | 14.12 |
| 13.501 - 14.000 | 360 | 50,807,082.94 | 20.27 |
| 14.001 - 14.500 | 216 | 28,068,871.35 | 11.20 |
| 14.501 - 15.000 | 204 | 23,431,074.79 | 9.35 |
| 15.001 - 15.500 | 119 | 12,380,478.66 | 4.94 |
| 15.501 - 16.000 | 88 | 7,818,606.59 | 3.12 |
| 16.001 - 16.500 | 47 | 4,408,457.89 | 1.76 |
| 16.501 - 17.000 | 30 | 2,456,754.39 | 0.98 |
| 17.001 - 17.500 | 9 | 693,867.59 | 0.28 |
| 17.501 - 18.000 | 7 | 583,775.82 | 0.23 |
| 18.001 - 18.500 | 2 | 310,248.17 | 0.12 |
| 18.501 - 19.000 | 1 | 123,070.85 | 0.05 |
| **Total:** | **1,800** | **$250,673,216.53** | **100.00%** |

Minimum: 10.500%
Maximum: 18.550%
Weighted Average: 13.624%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Floor* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 15 | $2,838,867.80 | 1.13% |
| 5.501 - 6.000 | 99 | 18,571,035.55 | 7.41 |
| 6.001 - 6.500 | 123 | 21,037,977.17 | 8.39 |
| 6.501 - 7.000 | 239 | 39,993,582.32 | 15.95 |
| 7.001 - 7.500 | 229 | 35,148,758.71 | 14.02 |
| 7.501 - 8.000 | 366 | 52,084,362.74 | 20.78 |
| 8.001 - 8.500 | 219 | 28,612,185.26 | 11.41 |
| 8.501 - 9.000 | 204 | 23,412,213.93 | 9.34 |
| 9.001 - 9.500 | 120 | 12,472,494.96 | 4.98 |
| 9.501 - 10.000 | 89 | 7,873,127.89 | 3.14 |
| 10.001 - 10.500 | 48 | 4,460,893.38 | 1.78 |
| 10.501 - 11.000 | 30 | 2,456,754.39 | 0.98 |
| 11.001 - 11.500 | 9 | 693,867.59 | 0.28 |
| 11.501 - 12.000 | 7 | 583,775.82 | 0.23 |
| 12.001 - 12.500 | 2 | 310,248.17 | 0.12 |
| 12.501 - 13.000 | 1 | 123,070.85 | 0.05 |
| **Total:** | **1,800** | **$250,673,216.53** | **100.00%** |

Minimum: 4.650%
Maximum: 12.550%
Weighted Average: 7.658%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Next Rate Adjustment Date* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 2004-01 | 1 | $66,176.88 | 0.03% |
| 2005-04 | 6 | 703,457.25 | 0.28 |
| 2005-05 | 23 | 3,079,481.84 | 1.23 |
| 2005-06 | 127 | 18,394,727.55 | 7.34 |
| 2005-07 | 1,009 | 139,475,646.99 | 55.64 |
| 2005-08 | 544 | 77,237,789.78 | 30.81 |
| 2005-09 | 11 | 1,027,175.08 | 0.41 |
| 2006-05 | 2 | 282,753.73 | 0.11 |
| 2006-06 | 6 | 744,607.46 | 0.30 |
| 2006-07 | 27 | 3,827,277.81 | 1.53 |
| 2006-08 | 29 | 3,962,037.67 | 1.58 |
| 2008-07 | 9 | 1,157,981.84 | 0.46 |
| 2008-08 | 6 | 714,102.65 | 0.28 |
| **Total:** | **1,800** | **$250,673,216.53** | **100.00%** |

## Aames 2003-1 Collateral Summary – Group 2

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 314 | **Prepayment Penalty** | |
| **Total Outstanding Loan Balance** | $73,880,988 | None | 23.3% |
| **Average Loan Principal Balance** | $235,290 | 0.001-1.000 | 8.2% |
| **Fixed Rate** | 36.2% | 1.001-2.000 | 46.4% |
| **Adjustable Rate** | 63.8% | 2.001-3.000 | 21.9% |
| **Prepayment Penalty** | 76.7% | 4.001-5.000 | 0.2% |
| **Weighted Average Coupon** | 7.4% | | |
| **Weighted Average Margin** | 6.1% | **Geographic Distribution** | |
| **Weighted Average Initial Periodic Cap** | 3.0% | (Other states account individually for less than | |
| **Weighted Average Periodic Cap** | 1.0% | 4% of the Cut-off Date principal balance) | |
| **Weighted Average Maximum Rate** | 13.2% | CA | 48.4% |
| **Weighted Average Floor** | 7.2% | FL | 9.1% |
| **Weighted Average Original Term (mo.)** | 348.3 | GA | 7.8% |
| **Weighted Average Remaining Term (mo.)** | 345.3 | NY | 7.7% |
| **Weighted Average Loan Age (mo.)** | 3.0 | VA | 4.4% |
| **Weighted Average Combined LTV** | 80.8% | | |
| **Non-Zero Weighted Average FICO** | 625 | **Occupancy Status** | |
| **Non-Zero Weighted Average DTI** | 41.4% | Primary Home | 90.6% |
| | | Investment | 9.4% |
| **Lien Position** | | | |
| First | 92.0% | | |
| Second | 8.0% | | |
| | | | |
| **Product Type** | | | |
| 2/28 ARM (LIBOR) | 59.7% | | |
| Fixed Rate | 36.2% | | |
| 3/27 ARM (LIBOR) | 4.1% | | |

## Collateral Characteristics - Group 2

Collateral characteristics are listed below as of the Cut-Off Date

| *Scheduled Principal Balances* | | | |
|---|---|---|---|
| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 0.01 - 50,000.00 | 34 | $930,825.37 | 1.26% |
| 50,000.01 - 100,000.00 | 93 | 6,789,350.55 | 9.19 |
| 100,000.01 - 150,000.00 | 18 | 2,128,336.00 | 2.88 |
| 150,000.01 - 200,000.00 | 5 | 821,539.94 | 1.11 |
| 200,000.01 - 250,000.00 | 4 | 872,192.30 | 1.18 |
| 250,000.01 - 300,000.00 | 2 | 530,145.49 | 0.72 |
| 300,000.01 - 350,000.00 | 47 | 15,653,624.15 | 21.19 |
| 350,000.01 - 400,000.00 | 58 | 21,588,931.72 | 29.22 |
| 400,000.01 - 450,000.00 | 30 | 12,795,213.37 | 17.32 |
| 450,000.01 - 500,000.00 | 19 | 9,111,236.08 | 12.33 |
| 550,000.01 - 600,000.00 | 1 | 590,535.72 | 0.80 |
| 600,000.01 - 650,000.00 | 1 | 617,952.58 | 0.84 |
| 700,000.01 - 750,000.00 | 2 | 1,451,104.56 | 1.96 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

Minimum: $13,278.81
Maximum: $748,126.61
Average: $235,289.77

## Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

| Mortgage Rates | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 8 | $2,961,532.92 | 4.01% |
| 5.501 - 6.000 | 25 | 8,917,641.95 | 12.07 |
| 6.001 - 6.500 | 35 | 12,787,733.13 | 17.31 |
| 6.501 - 7.000 | 42 | 16,401,081.90 | 22.20 |
| 7.001 - 7.500 | 21 | 7,097,769.36 | 9.61 |
| 7.501 - 8.000 | 32 | 9,882,211.28 | 13.38 |
| 8.001 - 8.500 | 21 | 4,647,735.83 | 6.29 |
| 8.501 - 9.000 | 17 | 3,019,817.26 | 4.09 |
| 9.001 - 9.500 | 10 | 1,377,977.71 | 1.87 |
| 9.501 - 10.000 | 15 | 1,297,249.01 | 1.76 |
| 10.001 - 10.500 | 4 | 587,528.00 | 0.80 |
| 10.501 - 11.000 | 11 | 770,294.36 | 1.04 |
| 11.001 - 11.500 | 10 | 579,863.45 | 0.78 |
| 11.501 - 12.000 | 28 | 1,626,830.83 | 2.20 |
| 12.001 - 12.500 | 22 | 1,400,169.12 | 1.90 |
| 12.501 - 13.000 | 4 | 128,711.95 | 0.17 |
| 13.001 - 13.500 | 9 | 396,839.77 | 0.54 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

Minimum: 5.125%
Maximum: 13.490%
Weighted Average: 7.378%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Original Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 171 - 180 | 5 | $588,340.20 | 0.80% |
| 181 - 240 | 102 | 6,342,383.77 | 8.58 |
| 301 - 360 | 207 | 66,950,263.86 | 90.62 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

Minimum: 180.0
Maximum: 360.0
Weighted Average: 348.3

| *Remaining Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 171 - 180 | 5 | $588,340.20 | 0.80% |
| 181 - 240 | 102 | 6,342,383.77 | 8.58 |
| 301 - 360 | 207 | 66,950,263.86 | 90.62 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

Minimum: 175.0
Maximum: 358.0
Weighted Average: 345.3

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Combined Loan-to-Value Ratio* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 30.001 - 40.000 | 1 | $348,383.55 | 0.47% |
| 40.001 - 50.000 | 2 | 450,361.49 | 0.61 |
| 50.001 - 60.000 | 8 | 3,260,992.30 | 4.41 |
| 60.001 - 70.000 | 20 | 6,559,191.65 | 8.88 |
| 70.001 - 80.000 | 110 | 34,896,195.60 | 47.23 |
| 80.001 - 90.000 | 57 | 18,182,899.38 | 24.61 |
| 90.001 - 100.000 | 116 | 10,182,963.86 | 13.78 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

Minimum: 38.890%
Maximum: 100.000%
Weighted Average: 80.767%

| *FICO Score* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 501 - 550 | 34 | $8,866,069.55 | 12.00% |
| 551 - 600 | 66 | 17,243,273.41 | 23.34 |
| 601 - 650 | 97 | 23,877,231.39 | 32.32 |
| 651 - 700 | 74 | 14,921,332.35 | 20.20 |
| 701 - 750 | 35 | 7,527,518.39 | 10.19 |
| 751 - 800 | 7 | 1,339,600.68 | 1.81 |
| >= 801 | 1 | 105,962.06 | 0.14 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

Minimum: 504
Maximum: 801
Weighed Average: 625

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Loan Purpose* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Cash Out Refinance | 135 | $42,474,101.69 | 57.49% |
| Purchase | 134 | 22,225,654.63 | 30.08 |
| Rate/Term Refinance | 45 | 9,181,231.51 | 12.43 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

| *Property Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Single Family | 290 | $67,719,237.53 | 91.66% |
| Condo | 11 | 3,040,338.12 | 4.12 |
| 2-4 Family | 8 | 2,177,228.91 | 2.95 |
| PUD | 4 | 855,439.33 | 1.16 |
| Manufactured Housing | 1 | 88,743.94 | 0.12 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *States – Top 30* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| CA-S | 68 | $20,189,396.79 | 27.33% |
| CA-N | 56 | 15,561,059.74 | 21.06 |
| FL | 23 | 6,736,145.85 | 9.12 |
| GA | 61 | 5,781,047.15 | 7.82 |
| NY | 18 | 5,656,617.54 | 7.66 |
| VA | 8 | 3,225,387.01 | 4.37 |
| TX | 13 | 2,880,308.61 | 3.90 |
| MA | 7 | 2,775,442.46 | 3.76 |
| WA | 15 | 2,548,908.33 | 3.45 |
| NJ | 7 | 2,496,235.49 | 3.38 |
| MI | 5 | 1,369,266.46 | 1.85 |
| IL | 6 | 1,092,000.30 | 1.48 |
| SC | 1 | 702,977.95 | 0.95 |
| CT | 3 | 499,169.13 | 0.68 |
| UT | 1 | 423,823.14 | 0.57 |
| OK | 3 | 408,672.64 | 0.55 |
| WI | 2 | 368,074.45 | 0.50 |
| OH | 1 | 334,673.20 | 0.45 |
| MN | 3 | 255,614.84 | 0.35 |
| CO | 3 | 169,127.23 | 0.23 |
| LA | 3 | 109,629.96 | 0.15 |
| NV | 1 | 77,726.82 | 0.11 |
| MD | 1 | 68,655.39 | 0.09 |
| MO | 1 | 60,884.87 | 0.08 |
| MS | 1 | 27,108.73 | 0.04 |
| AZ | 1 | 26,667.48 | 0.04 |
| TN | 1 | 23,087.46 | 0.03 |
| IN | 1 | 13,278.81 | 0.02 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

## Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

| Prepayment Penalty Description | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| None | 113 | $17,203,632.03 | 23.29% |
| 1% of Orig. Bal. | 1 | 334,673.20 | 0.45 |
| 1% of UPB | 5 | 1,369,266.46 | 1.85 |
| 2 Mos. Int. on Amt. Prepaid >20% Orig. Bal. | 1 | 322,519.06 | 0.44 |
| 2% of UPB | 10 | 2,770,588.51 | 3.75 |
| 3 Mos. Int. on UPB | 6 | 2,351,601.34 | 3.18 |
| 5% 4% 3% 2% 1% of UPB | 4 | 136,738.69 | 0.19 |
| 5% of UPB | 1 | 79,671.16 | 0.11 |
| 6 Mos. Int. on Amt. Prepaid >20% Orig. Bal. | 147 | 41,999,129.96 | 56.85 |
| 6 Mos. Int. on UPB | 26 | 7,313,167.42 | 9.90 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

| Documentation Type | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Full | 180 | $44,251,160.73 | 59.90% |
| Stated | 131 | 28,480,341.55 | 38.55 |
| Limited | 3 | 1,149,485.55 | 1.56 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

## *Collateral Characteristics - Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Gross Margin* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 4.001 - 4.500 | 5 | $2,145,792.09 | 4.55% |
| 4.501 - 5.000 | 4 | 1,621,514.49 | 3.44 |
| 5.001 - 5.500 | 10 | 3,920,646.63 | 8.32 |
| 5.501 - 6.000 | 55 | 18,036,803.59 | 38.27 |
| 6.001 - 6.500 | 19 | 5,412,728.23 | 11.48 |
| 6.501 - 7.000 | 39 | 12,184,801.46 | 25.85 |
| 7.001 - 7.500 | 8 | 2,355,261.23 | 5.00 |
| 7.501 - 8.000 | 2 | 677,326.52 | 1.44 |
| 8.001 - 8.500 | 3 | 780,795.07 | 1.66 |
| **Total:** | **145** | **$47,135,669.31** | **100.00%** |

| | |
|---|---|
| Minimum: | 4.500% |
| Maximum: | 8.130% |
| Weighted Average: | 6.147% |

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Initial Periodic Cap* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 3.000 | 145 | $47,135,669.31 | 100.00% |
| **Total:** | **145** | **$47,135,669.31** | **100.00%** |

| *Periodic Cap* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 1.000 | 145 | $47,135,669.31 | 100.00% |
| **Total:** | **145** | **$47,135,669.31** | **100.00%** |

## *Collateral Characteristics - Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Maximum Rate* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 11.001 - 11.500 | 3 | $1,020,267.19 | 2.16% |
| 11.501 - 12.000 | 9 | 3,361,146.29 | 7.13 |
| 12.001 - 12.500 | 24 | 8,928,166.43 | 18.94 |
| 12.501 - 13.000 | 30 | 11,453,087.52 | 24.30 |
| 13.001 - 13.500 | 15 | 5,215,949.44 | 11.07 |
| 13.501 - 14.000 | 27 | 8,961,734.89 | 19.01 |
| 14.001 - 14.500 | 16 | 3,821,067.74 | 8.11 |
| 14.501 - 15.000 | 11 | 2,312,659.92 | 4.91 |
| 15.001 - 15.500 | 5 | 989,916.25 | 2.10 |
| 15.501 - 16.000 | 4 | 682,675.82 | 1.45 |
| 16.001 - 16.500 | 1 | 388,997.82 | 0.83 |
| **Total:** | **145** | **$47,135,669.31** | **100.00%** |

Minimum: 11.125%
Maximum: 16.175%
Weighted Average: 13.203%

## Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

| Floor | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 1 | $322,506.30 | 0.68% |
| 5.501 - 6.000 | 7 | 2,552,395.96 | 5.41 |
| 6.001 - 6.500 | 24 | 8,937,884.16 | 18.96 |
| 6.501 - 7.000 | 32 | 12,161,642.10 | 25.80 |
| 7.001 - 7.500 | 17 | 6,004,188.35 | 12.74 |
| 7.501 - 8.000 | 27 | 8,961,734.89 | 19.01 |
| 8.001 - 8.500 | 16 | 3,821,067.74 | 8.11 |
| 8.501 - 9.000 | 11 | 2,312,659.92 | 4.91 |
| 9.001 - 9.500 | 5 | 989,916.25 | 2.10 |
| 9.501 - 10.000 | 4 | 682,675.82 | 1.45 |
| 10.001 - 10.500 | 1 | 388,997.82 | 0.83 |
| **Total:** | **145** | **$47,135,669.31** | **100.00%** |

Minimum: 5.490%
Maximum: 10.175%
Weighted Average: 7.250%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Next Rate Adjustment Date* | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 2005-05 | 3 | $1,287,496.07 | 2.73% |
| 2005-06 | 9 | 2,706,586.60 | 5.74 |
| 2005-07 | 80 | 26,768,799.67 | 56.79 |
| 2005-08 | 43 | 13,326,906.88 | 28.27 |
| 2006-04 | 1 | 423,823.14 | 0.90 |
| 2006-05 | 1 | 429,751.01 | 0.91 |
| 2006-06 | 1 | 124,066.12 | 0.26 |
| 2006-07 | 6 | 1,682,520.22 | 3.57 |
| 2006-08 | 1 | 385,719.60 | 0.82 |
| **Total:** | **145** | **$47,135,669.31** | **100.00%** |

# $504,758,000 (Approximate)
## Aames Mortgage Trust 2003-1
## Aurora Loan Services – Master Servicer
## SENIOR/SUBORDINATE CERTIFICATES
## 1M Libor Available Funds Floaters
## No Hard Cap – Act/360 – No Delay

***To 10% Call***

| Class | Approx. Size ($) (1) | Benchmark | Est. WAL(2) (yrs.) | Payment Window(2) (mos.) | Initial C/E (3) (%) | Initial Margin | Legal Final Maturity | Expected Ratings (Moody's/S&P)(4) |
|---|---|---|---|---|---|---|---|---|
| 1-A1(5) | 245,000,000 | 1M Libor | 1.20 | 1-33 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| 1-A2(5) | 102,902,000 | (6) | 5.47 | 33-92 | 20.50% | (6) | 10/25/2033 | Aaa/AAA |
| 2-A1 (7) | 41,500,000 | 1M Libor | 1.20 | 1-33 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| 2-A2 (7) | 16,961,000 | (8) | 5.44 | 33-92 | 20.50% | (8) | 10/25/2033 | Aaa/AAA |
| A-IO (9) | Notional | 6.00% | N/A | N/A | N/A | N/A | 10/25/2005 | Aaa/AAA |
| M1 | 34,503,000 | 1M Libor | 5.14 | 40-92 | 13.75% | TBD | 10/25/2033 | Aa2/AA |
| M2 | 29,391,000 | 1M Libor | 5.08 | 38-92 | 8.00% | TBD | 10/25/2033 | A2/A |
| M3 | 8,945,000 | 1M Libor | 5.05 | 38-92 | 6.25% | TBD | 10/25/2033 | A3/A- |
| M4 | 6,389,000 | 1M Libor | 5.05 | 38-92 | 5.00% | TBD | 10/25/2033 | Baa1/BBB+ |
| M5 | 5,111,000 | 1M Libor | 5.04 | 37-92 | 4.00% | TBD | 10/25/2033 | Baa2/BBB |
| M6 | 7,667,000 | 1M Libor | 5.03 | 37-92 | 2.50% | TBD | 10/25/2033 | Baa3/BBB- |
| B | 6,389,000 | 1M Libor | 4.77 | 37-91 | 1.25% | TBD | 10/25/2033 | Ba1/BB+ |

***To Maturity***

| Class | Approx. Size ($) (1) | Benchmark | Est. WAL(2) (yrs.) | Payment Window(2) (mos.) | Initial C/E (3) (%) | Initial Margin | Legal Final Maturity | Expected Ratings (Moody's/S&P)(4) |
|---|---|---|---|---|---|---|---|---|
| 1-A1(5) | 245,000,000 | 1M Libor | 1.20 | 1-33 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| 1-A2(5) | 102,902,000 | (6) | 6.20 | 33-203 | 20.50% | (6) | 10/25/2033 | Aaa/AAA |
| 2-A1 (7) | 41,500,000 | 1M Libor | 1.20 | 1-33 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| 2-A2 (7) | 16,961,000 | (8) | 6.10 | 33-194 | 20.50% | (8) | 10/25/2033 | Aaa/AAA |
| A-IO (9) | Notional | 6.00% | N/A | N/A | N/A | N/A | 10/25/2005 | Aaa/AAA |
| M1 | 34,503,000 | 1M Libor | 5.66 | 40-171 | 13.75% | TBD | 10/25/2033 | Aa2/AA |
| M2 | 29,391,000 | 1M Libor | 5.55 | 38-156 | 8.00% | TBD | 10/25/2033 | A2/A |
| M3 | 8,945,000 | 1M Libor | 5.45 | 38-136 | 6.25% | TBD | 10/25/2033 | A3/A- |
| M4 | 6,389,000 | 1M Libor | 5.39 | 38-126 | 5.00% | TBD | 10/25/2033 | Baa1/BBB+ |
| M5 | 5,111,000 | 1M Libor | 5.31 | 37-118 | 4.00% | TBD | 10/25/2033 | Baa2/BBB |
| M6 | 7,667,000 | 1M Libor | 5.16 | 37-109 | 2.50% | TBD | 10/25/2033 | Baa3/BBB- |
| B | 6,389,000 | 1M Libor | 4.77 | 37-91 | 1.25% | TBD | 10/25/2033 | Ba1/BB+ |

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 1.25%.

(4) All Classes of Certificates will be rated by Moody's and S&P.

(5) Class 1-A1 and Class 1-A2 are the Senior Certificates of Group 1.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A1 and Class 2-A2 are the Senior Certificates of Group 2.

(8) Class 2-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its margin. This margin may be increased if the 10% call is not exercised, as described herein.

(9) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first24 distribution dates.

## Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2. Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order, and all Group 2 principal will be paid to the Class 2-A1 and Class 2-A2 Certificates, sequentially and in that order. After the Senior Certificates of either group have been reduced to zero, all principal from both groups will be paid to the Senior Certificates which remain outstanding, in the case of the Group 1 Senior Certificates to be paid sequentially to the Class 1-A1 and Class 1-A2 Certificates and in the case of the Group 2 Senior Certificates to be paid sequentially to the Class 2-A1 and Class 2-A2 Certificates. After the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2 Certificates have been reduced to zero, principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order, and all Group 2 principal will be paid to the Class 2-A1 and Class 2-A2 Certificates, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached. After the Senior Certificates of either group have been reduced to zero, principal will be paid to the Senior Certificates which remain outstanding, in the case of the Group 1 Senior Certificates to be paid sequentially to the Class 1-A1 and Class 1-A2 Certificates and in the case of the Group 2 Senior Certificates to be paid sequentially to the Class 2-A1 and Class 2-A2 Certificates, until the Targeted Senior Enhancement Percentage has been reached. Principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

## Interest Payment Priority

The Interest Rates for Classes 1-A1, 2-A1, M1, M2, M3, M4, M5, M6 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class 1-A2 and Class 2-A2 Certificates for the first 24 Distribution Dates will be equal to the lesser of their stated fixed interest rates and the applicable Net Funds Cap. Beginning on October 25, 2005, the Class 1-A2 and Class 2-A2 Certificates will accrue interest at a rate equal to the lesser of (i) one-month LIBOR plus a margin and (ii) their applicable Net Funds Cap and beginning on November 25, 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2 and Class 2-A2 will be calculated on a [30/360] basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A2 Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on October 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1 and Group 2, Servicing Fee and Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to the Class 1-A1, Class 1-A2 and Component A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class 2-A1, Class 2-A2 and Component A-IO (2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

## Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall Amounts, to the Class 1-A1, Class 1-A2, Class 2-A1 and Class 2-A2, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(9) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

## Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

| Distribution Dates | A-IO(1) Notional Amount | A-IO(2) Notional Amount | Total Notional Amount |
|---|---|---|---|
| 1-6 | 105,027,405 | 17,648,595 | 122,676,000 |
| 7-12 | 78,770,553 | 13,236,447 | 92,007,000 |
| 13-18 | 52,513,702 | 8,824,298 | 61,338,000 |
| 19-24 | 26,256,851 | 4,412,149 | 30,669,000 |

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1 and 2. The A-IO(1) Component Notional Balance will be approximately 86% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 14% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

## Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

## Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of [ ]%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

| Month | Approximate Notional Balance ($) |
|---|---|
| 1 | N/A |
| 2 | |
| 3 | |
| 4 | |
| 5 | |
| 6 | |
| 7 | |
| 8 | |
| 9 | |
| 10 | |
| 11 | |
| 12 | |

| Month | Approximate Notional Balance ($) |
|---|---|
| 13 | |
| 14 | |
| 15 | |
| 16 | |
| 17 | |
| 18 | |
| 19 | |
| 20 | |
| 21 | |
| 22 | |
| 23 | |
| 24 | |

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

## Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 clause (b) will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 2-A2 clause (b) will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC Insured Mortgage Loan.

## Origination and Servicing

All of the mortgage loans were originated by Aames and as of the closing date all mortgage loans will be serviced by Wilshire. All of the mortgage loans will be master serviced by Aurora Loan Services.

## Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

## Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

## Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A1 and 2-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

## Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

## 10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class 1-A1 and Class 2-A1 will double, the margins on Class 1-A2 and Class 2-A2 will increase by 0.25%, and the margins on the Class M1, M2, M3, M4, M5, M6 and B will increase to 1.5 times their initial margin.

# Credit Enhancement

## Subordination

Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A1, 2-A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A1 and 2-A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

## Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 1.25% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 1.25% of the Cut-Off Date Balance and (ii) 2.50% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

## Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 40% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels set by the rating agencies.

| Distribution Date | Loss Percentage |
|---|---|
| November 2006 to October 2007 | 3.00% for the first month, plus an additional 1/12th of 1.25% for each month thereafter |
| November 2007 to October 2008 | 4.25% for the first month, plus an additional 1/12th of 1.25 % for each month thereafter |
| November 2008 to October 2009 | 5.50% for the first month, plus an additional 1/12th of 0.75% for each month thereafter |
| November 2009 to October 2010 | 6.25% for the first month, plus an additional 1/12th of 0.25% for each month thereafter |
| November 2010 and thereafter | 6.50% |

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

<table>
<tr><td>1-A1<br>Aaa/AAA<br>Libor Floater<br>(Group 1)</td><td>2-A1<br>Aaa/AAA<br>Libor Floater<br>(Group 2)</td><td rowspan="2">A-IO<br>Aaa/AAA<br>6.00% Interest<br>Rate</td><td rowspan="2">Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A1 and 2-A2.</td></tr>
<tr><td>1-A2<br>Aaa/AAA<br>Fixed-Floating<br>(Group 1)</td><td>2-A2<br>Aaa/AAA<br>Fixed-Floating<br>(Group 2)</td></tr>
<tr><td colspan="3">M1<br>Aa2/AA<br>Libor Floater</td><td rowspan="3">Classes M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.</td></tr>
<tr><td colspan="3">M2<br>A2/A<br>Libor Floater</td></tr>
<tr><td colspan="3">M3<br>A3/A-<br>Libor Floater</td></tr>
<tr><td colspan="3">M4<br>Baa1/BBB+<br>Libor Floater</td><td></td></tr>
<tr><td colspan="3">M5<br>Baa2/BBB<br>Libor Floater</td><td></td></tr>
<tr><td colspan="3">M6<br>Baa3/BBB-<br>Libor Floater</td><td></td></tr>
<tr><td colspan="3">B<br>Ba1/BB+<br>Libor Floater</td><td></td></tr>
</table>

## Contacts

| | | |
|---|---|---|
| ***MBS Trading*** | Dan Wallace | (212) 526-8315 |
| | Matt Miller | (212) 526-8315 |
| | Rishi Bansal | (212) 526-8315 |
| | Alar Randmere | (212) 526-8315 |
| | Sumit Chhabra | (212) 526-8315 |
| ***Syndicate*** | Kevin White | (212) 526-9519 |
| | Bob Caldwell | (212) 526-9519 |
| | Dan Covello | (212) 526-9519 |
| ***MBS Banking*** | Ellen Kiernan | (212) 526-4279 |
| | Jenna Levine | (212) 526-1453 |
| | David Wong | (212) 526-6414 |

| Summary of Terms | |
|---|---|
| *Issuer:* | Aames Mortgage Trust 2003-1 |
| *Depositor:* | Structured Asset Securities Corporation |
| *Trustee:* | U.S. Bank |
| *Master Servicer:* | Aurora Loan Services |
| *Credit Risk Manager:* | The MurrayHill Company |
| *Underwriter:* | Lehman Brothers Inc. |
| *Distribution Date:* | 25th of each month, or the next succeeding Business Day<br>First Payment Date: November 25, 2003 |
| *Cut-Off Date:* | October 1, 2003 |
| *Statistical Calculation Date:* | September 1, 2003 |
| *Expected Pricing Date:* | October [ ], 2003 |
| *Closing Date:* | October [27], 2003 |
| *Settlement Date:* | October [27], 2003 through DTC, Euroclear or Cedel Bank |
| *Delay Days:* | 0 day delay – All Classes |
| *Dated Date:* | October 25, 2003 |
| *Day Count:* | Actual/360 on Classes 1-A1, 2-A1, M1, M2, M3, M4, M5, M6 and B<br>30/360 on Classes 1-A2, 2-A2 and Class A-IO |
| *Collection Period:* | 2nd day of prior month through 1st day of month of such distribution |
| *Servicing Fee:* | 0.50% of the Group principal balance annually |
| *Trustee Fee:* | 0.006% of the Group principal balance annually |

| ***Summary of Terms (continued)*** | |
|---|---|
| *Clearing/Registration:* | Book-entry through DTC, Euroclear, and Cedel |
| *Denomination:* | Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A1 and 2-A2 Certificates. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO. |
| *SMMEA Eligibility:* | None of the classes are expected to be SMMEA eligible |
| *ERISA Eligibility:* | The Class A, Class M and Class A-IO Certificates are expected to be ERISA eligible. |
| *Tax Status:* | REMIC for Federal income tax purposes |

| Sensitivity Analysis – To 10% Call | | | | | |
|---|---|---|---|---|---|
| Prepayment Assumption [(1)] | 50% | 75% | **100%** | 125% | 150% |
| Class 1-A1 | | | | | |
| Avg. Life (yrs) | 2.47 | 1.65 | 1.20 | 0.94 | 0.76 |
| Window (mos) | 1-75 | 1-50 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 12/25/2009 | 11/25/2007 | 6/25/2006 | 11/25/2005 | 6/25/2005 |
| Class 1-A2 | | | | | |
| Avg. Life (yrs) | 10.90 | 7.47 | 5.47 | 3.91 | 2.59 |
| Window (mos) | 75-177 | 50-123 | 33-92 | 26-72 | 21-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class 2-A1 | | | | | |
| Avg. Life (yrs) | 2.48 | 1.65 | 1.20 | 0.93 | 0.75 |
| Window (mos) | 1-75 | 1-50 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 12/25/2009 | 11/25/2007 | 6/25/2006 | 11/25/2005 | 6/25/2005 |
| Class 2-A2 | | | | | |
| Avg. Life (yrs) | 10.90 | 7.45 | 5.44 | 3.88 | 2.55 |
| Window (mos) | 75-177 | 50-123 | 33-92 | 26-72 | 21-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M1 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.14 | 4.61 | 4.71 |
| Window (mos) | 57-177 | 38-123 | 40-92 | 45-72 | 51-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M2 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.08 | 4.33 | 4.09 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 40-72 | 43-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M3 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.05 | 4.23 | 3.84 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 39-72 | 41-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M4 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.05 | 4.20 | 3.77 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 39-72 | 40-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M5 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.04 | 4.17 | 3.72 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 38-72 | 39-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M6 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.03 | 4.16 | 3.68 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 38-72 | 38-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class B | | | | | |
| Avg. Life (yrs) | 9.32 | 6.34 | 4.77 | 3.92 | 3.46 |
| Window (mos) | 57-176 | 38-122 | 37-91 | 37-71 | 37-57 |
| Expected Final Mat. | 5/25/2018 | 11/25/2013 | 4/25/2011 | 8/25/2009 | 6/25/2008 |

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

| Sensitivity Analysis – To 10% Call[1] | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| Class 1-A1 | | | |
| Avg. Life (yrs) | 1.56 | 0.99 | 0.71 |
| Window (mos) | 1-47 | 1-27 | 1-19 |
| Expected Final Mat. | 8/25/2007 | 12/25/2005 | 4/25/2005 |
| Class 1-A2 | | | |
| Avg. Life (yrs) | 7.07 | 4.26 | 2.26 |
| Window (mos) | 47-117 | 27-76 | 19-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class 2-A1 | | | |
| Avg. Life (yrs) | 1.58 | 1.00 | 0.72 |
| Window (mos) | 1-48 | 1-28 | 1-20 |
| Expected Final Mat. | 9/25/2007 | 1/25/2006 | 5/25/2005 |
| Class 2-A2 | | | |
| Avg. Life (yrs) | 7.13 | 4.30 | 2.27 |
| Window (mos) | 48-117 | 28-76 | 20-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M1 | | | |
| Avg. Life (yrs) | 6.33 | 4.66 | 4.49 |
| Window (mos) | 37-117 | 43-76 | 54-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M2 | | | |
| Avg. Life (yrs) | 6.33 | 4.45 | 4.10 |
| Window (mos) | 37-117 | 40-76 | 44-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M3 | | | |
| Avg. Life (yrs) | 6.33 | 4.37 | 3.77 |
| Window (mos) | 37-117 | 39-76 | 42-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M4 | | | |
| Avg. Life (yrs) | 6.33 | 4.36 | 3.68 |
| Window (mos) | 37-117 | 38-76 | 40-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M5 | | | |
| Avg. Life (yrs) | 6.33 | 4.33 | 3.63 |
| Window (mos) | 37-117 | 38-76 | 39-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M6 | | | |
| Avg. Life (yrs) | 6.33 | 4.32 | 3.57 |
| Window (mos) | 37-117 | 37-76 | 38-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class B | | | |
| Avg. Life (yrs) | 6.00 | 4.08 | 3.36 |
| Window (mos) | 37-116 | 37-75 | 37-53 |
| Expected Final Mat. | 5/25/2013 | 12/25/2009 | 2/25/2008 |

**(1) All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

## *Sensitivity Analysis – To Maturity*

| Prepayment Assumption [1] | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| Class 1-A1 | | | | | |
| Avg. Life (yrs) | 2.47 | 1.65 | 1.20 | 0.94 | 0.76 |
| Window (mos) | 1-75 | 1-50 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 12/25/2009 | 11/25/2007 | 6/25/2006 | 11/25/2005 | 6/25/2005 |
| Class 1-A2 | | | | | |
| Avg. Life (yrs) | 12.02 | 8.41 | 6.20 | 4.49 | 2.97 |
| Window (mos) | 75-316 | 50-260 | 33-203 | 26-161 | 21-131 |
| Expected Final Mat. | 1/25/2030 | 5/25/2025 | 8/25/2020 | 2/25/2017 | 8/25/2014 |
| Class 2-A1 | | | | | |
| Avg. Life (yrs) | 2.48 | 1.65 | 1.20 | 0.93 | 0.75 |
| Window (mos) | 1-75 | 1-50 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 12/25/2009 | 11/25/2007 | 6/25/2006 | 11/25/2005 | 6/25/2005 |
| Class 2-A2 | | | | | |
| Avg. Life (yrs) | 11.97 | 8.32 | 6.10 | 4.38 | 2.84 |
| Window (mos) | 75-311 | 50-251 | 33-194 | 26-152 | 21-120 |
| Expected Final Mat. | 8/25/2029 | 8/25/2024 | 11/25/2019 | 5/25/2016 | 9/25/2013 |
| Class M1 | | | | | |
| Avg. Life (yrs) | 10.62 | 7.37 | 5.66 | 5.03 | 5.37 |
| Window (mos) | 57-290 | 38-223 | 40-171 | 45-135 | 51-109 |
| Expected Final Mat. | 11/25/2027 | 4/25/2022 | 12/25/2017 | 12/25/2014 | 10/25/2012 |
| Class M2 | | | | | |
| Avg. Life (yrs) | 10.56 | 7.30 | 5.55 | 4.70 | 4.39 |
| Window (mos) | 57-274 | 38-205 | 38-156 | 40-123 | 43-99 |
| Expected Final Mat. | 7/25/2026 | 10/25/2020 | 9/25/2016 | 12/25/2013 | 12/25/2011 |
| Class M3 | | | | | |
| Avg. Life (yrs) | 10.46 | 7.21 | 5.45 | 4.54 | 4.09 |
| Window (mos) | 57-248 | 38-180 | 38-136 | 39-107 | 41-86 |
| Expected Final Mat. | 5/25/2024 | 9/25/2018 | 1/25/2015 | 8/25/2012 | 11/25/2010 |
| Class M4 | | | | | |
| Avg. Life (yrs) | 10.37 | 7.13 | 5.39 | 4.46 | 3.99 |
| Window (mos) | 57-234 | 38-168 | 38-126 | 39-99 | 40-80 |
| Expected Final Mat. | 3/25/2023 | 9/25/2017 | 3/25/2014 | 12/25/2011 | 5/25/2010 |
| Class M5 | | | | | |
| Avg. Life (yrs) | 10.26 | 7.04 | 5.31 | 4.38 | 3.89 |
| Window (mos) | 57-221 | 38-157 | 37-118 | 38-92 | 39-74 |
| Expected Final Mat. | 2/25/2022 | 10/25/2016 | 7/25/2013 | 5/25/2011 | 11/25/2009 |
| Class M6 | | | | | |
| Avg. Life (yrs) | 10.01 | 6.85 | 5.16 | 4.26 | 3.75 |
| Window (mos) | 57-207 | 38-146 | 37-109 | 38-85 | 38-69 |
| Expected Final Mat. | 12/25/2020 | 11/25/2015 | 10/25/2012 | 10/25/2010 | 6/25/2009 |
| Class B | | | | | |
| Avg. Life (yrs) | 9.32 | 6.34 | 4.77 | 3.92 | 3.46 |
| Window (mos) | 57-176 | 38-122 | 37-91 | 37-71 | 37-57 |
| Expected Final Mat. | 5/25/2018 | 11/25/2013 | 4/25/2011 | 8/25/2009 | 6/25/2008 |

**(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

| *Sensitivity Analysis – To Maturity*[1] | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| Class 1-A1 | | | |
| Avg. Life (yrs) | 1.56 | 0.99 | 0.71 |
| Window (mos) | 1-47 | 1-27 | 1-19 |
| Expected Final Mat. | 8/25/2007 | 12/25/2005 | 4/25/2005 |
| Class 1-A2 | | | |
| Avg. Life (yrs) | 7.94 | 4.85 | 2.34 |
| Window (mos) | 47-249 | 27-169 | 19-121 |
| Expected Final Mat. | 6/25/2024 | 10/25/2017 | 10/25/2013 |
| Class 2-A1 | | | |
| Avg. Life (yrs) | 1.58 | 1.00 | 0.72 |
| Window (mos) | 1-48 | 1-28 | 1-20 |
| Expected Final Mat. | 9/25/2007 | 1/25/2006 | 5/25/2005 |
| Class 2-A2 | | | |
| Avg. Life (yrs) | 8.04 | 4.91 | 2.35 |
| Window (mos) | 48-249 | 28-169 | 20-121 |
| Expected Final Mat. | 6/25/2024 | 10/25/2017 | 10/25/2013 |
| Class M1 | | | |
| Avg. Life (yrs) | 6.98 | 5.09 | 6.01 |
| Window (mos) | 37-213 | 43-142 | 54-109 |
| Expected Final Mat. | 6/25/2021 | 7/25/2015 | 10/25/2012 |
| Class M2 | | | |
| Avg. Life (yrs) | 6.92 | 4.84 | 4.38 |
| Window (mos) | 37-195 | 40-129 | 44-92 |
| Expected Final Mat. | 12/25/2019 | 6/25/2014 | 5/25/2011 |
| Class M3 | | | |
| Avg. Life (yrs) | 6.83 | 4.70 | 4.01 |
| Window (mos) | 37-171 | 39-112 | 42-80 |
| Expected Final Mat. | 12/25/2017 | 1/25/2013 | 5/25/2010 |
| Class M4 | | | |
| Avg. Life (yrs) | 6.76 | 4.64 | 3.88 |
| Window (mos) | 37-159 | 38-104 | 40-74 |
| Expected Final Mat. | 12/25/2016 | 5/25/2012 | 11/25/2009 |
| Class M5 | | | |
| Avg. Life (yrs) | 6.67 | 4.55 | 3.79 |
| Window (mos) | 37-149 | 38-97 | 39-69 |
| Expected Final Mat. | 2/25/2016 | 10/25/2011 | 6/25/2009 |
| Class M6 | | | |
| Avg. Life (yrs) | 6.49 | 4.43 | 3.64 |
| Window (mos) | 37-138 | 37-90 | 38-64 |
| Expected Final Mat. | 3/25/2015 | 3/25/2011 | 1/25/2009 |
| Class B | | | |
| Avg. Life (yrs) | 6.00 | 4.08 | 3.36 |
| Window (mos) | 37-116 | 37-75 | 37-53 |
| Expected Final Mat. | 5/25/2013 | 12/25/2009 | 2/25/2008 |

**(1) All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

| *A-IO Sensitivity Analysis* [1] | |
|---|---|
| Price (%) [2] | Yield (%) |
| 7.205838 | 3.724 |
| 7.215838 | 3.542 |
| 7.225838 | 3.361 |
| 7.235838 | 3.180 |
| 7.245838 | 3.000 |
| 7.255838 | 2.820 |
| 7.265838 | 2.641 |
| 7.275838 | 2.463 |
| 7.285838 | 2.284 |
| Mod. Dur. | 0.76 [3] |

**(1) Shown at the Certificate pricing assumption as defined on page one.**
**(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**
**(3) Assumes a price of 7.245838% plus accrued interest.**

# Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

| Period | Group 1 Funds Cap (%) | Group 2 Funds Cap (%) | Mezz Funds Cap (%) | Period | Group 1 Funds Cap (%) | Group 2 Funds Cap (%) | Mezz Funds Cap (%) |
|---|---|---|---|---|---|---|---|
| 1 | N/A | N/A | N/A | 31 | 9.11228 | 8.87183 | 9.07769 |
| 2 | N/A | N/A | N/A | 32 | 9.41308 | 9.16463 | 9.37734 |
| 3 | N/A | N/A | N/A | 33 | 9.10660 | 8.86617 | 9.07201 |
| 4 | N/A | N/A | N/A | 34 | 9.40722 | 9.26687 | 9.38703 |
| 5 | N/A | N/A | N/A | 35 | 9.66063 | 9.52017 | 9.64042 |
| 6 | N/A | N/A | N/A | 36 | 9.65695 | 9.51644 | 9.63674 |
| 7 | N/A | N/A | N/A | 37 | 9.97506 | 9.82980 | 9.95416 |
| 8 | N/A | N/A | N/A | 38 | 9.64962 | 9.50899 | 9.62939 |
| 9 | N/A | N/A | N/A | 39 | 9.96750 | 9.82210 | 9.94658 |
| 10 | N/A | N/A | N/A | 40 | 9.64232 | 9.53608 | 9.62703 |
| 11 | N/A | N/A | N/A | 41 | 10.15520 | 10.08261 | 10.14475 |
| 12 | N/A | N/A | N/A | 42 | 11.23842 | 11.15796 | 11.22684 |
| 13 | N/A | N/A | N/A | 43 | 10.14647 | 10.07370 | 10.13599 |
| 14 | N/A | N/A | N/A | 44 | 10.48019 | 10.40488 | 10.46935 |
| 15 | N/A | N/A | N/A | 45 | 10.13778 | 10.06479 | 10.12727 |
| 16 | N/A | N/A | N/A | 46 | 10.47123 | 10.43106 | 10.46544 |
| 17 | N/A | N/A | N/A | 47 | 10.14783 | 10.09009 | 10.13951 |
| 18 | N/A | N/A | N/A | 48 | 10.14348 | 10.08560 | 10.13515 |
| 19 | N/A | N/A | N/A | 49 | 10.47713 | 10.41716 | 10.46849 |
| 20 | N/A | N/A | N/A | 50 | 10.13483 | 10.07665 | 10.12645 |
| 21 | N/A | N/A | N/A | 51 | 10.46821 | 10.40791 | 10.45952 |
| 22 | N/A | N/A | N/A | 52 | 10.12622 | 10.10163 | 10.12268 |
| 23 | N/A | N/A | N/A | 53 | 10.14044 | 10.09712 | 10.13420 |
| 24 | N/A | N/A | N/A | 54 | 10.83518 | 10.78867 | 10.82847 |
| 25 | 8.90630 | 8.60332 | 8.86271 | 55 | 10.13184 | 10.08813 | 10.12554 |
| 26 | 8.61690 | 8.32370 | 8.57472 | 56 | 10.46514 | 10.41976 | 10.45860 |
| 27 | 8.90197 | 8.59900 | 8.85839 | 57 | 10.12328 | 10.07915 | 10.11692 |
| 28 | 8.61272 | 8.31952 | 8.57054 | 58 | 10.45632 | 10.41050 | 10.44971 |
| 29 | 9.11798 | 8.87749 | 9.08338 | 59 | 10.12374 | 10.07020 | 10.11601 |
| 30 | 10.09174 | 9.82551 | 10.05344 | 60 | 10.11948 | 10.06573 | 10.11172 |

**(1) Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.**

**(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.**

# SASCO 2003-AM2 Collateral Summary -Aggregate

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 4,351 | **Prepayment Penalty** | |
| **Total Outstanding Loan Balance** | $511,148,768 | None | 20.5% |
| **Average Loan Principal Balance** | $117,478 | 0.001-1.000 | 6.1% |
| **Fixed Rate** | 41.4% | 1.001-2.000 | 45.3% |
| **Adjustable Rate** | 58.6% | 2.001-3.000 | 28.0% |
| **Prepayment Penalty** | 79.5% | 4.001-5.000 | 0.0% |
| **Weighted Average Coupon** | 7.7% | | |
| **Weighted Average Margin** | 6.3% | **Geographic Distribution** | |
| **Weighted Average Initial Periodic Cap** | 3.0% | (Other states account individually for less than | |
| **Weighted Average Periodic Cap** | 1.0% | 4% of the Cut-off Date principal balance) | |
| **Weighted Average Maximum Rate** | 13.6% | CA | 32.9% |
| **Weighted Average Floor** | 7.6% | FL | 16.0% |
| **Weighted Average Original Term (mo.)** | 343.7 | TX | 7.9% |
| **Weighted Average Remaining Term (mo.)** | 341.8 | NY | 6.7% |
| **Weighted Average Loan Age (mo.)** | 1.9 | WA | 4.1% |
| **Weighted Average Combined LTV** | 80.5% | | |
| **Non-Zero Weighted Average FICO** | 611 | **Occupancy Status** | |
| **Non-Zero Weighted Average DTI** | 40.7% | Primary Home | 93.6% |
| | | Investment | 6.3% |
| **Lien Position** | | Second Home | 0.1% |
| First | 91.8% | | |
| Second | 8.2% | | |
| | | | |
| **Product Type** | | | |
| 2/28 ARM (LIBOR) | 55.9% | | |
| Fixed Rate | 41.4% | | |
| 3/27 ARM (LIBOR) | 2.3% | | |
| 5/25 ARM (LIBOR) | 0.4% | | |
| 6 MO LIBOR ARM | 0.0% | | |

## *Collateral Characteristics -Aggregate*

Collateral characteristics are listed below as of the Cut-off Date

### *Scheduled Principal Balances*

| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 1,084 | $33,691,021.54 | 6.59% |
| 50,000.01 - 100,000.00 | 1,230 | 90,122,422.43 | 17.63 |
| 100,000.01 - 150,000.00 | 801 | 98,761,806.14 | 19.32 |
| 150,000.01 - 200,000.00 | 528 | 90,773,810.01 | 17.76 |
| 200,000.01 - 250,000.00 | 335 | 74,497,634.49 | 14.57 |
| 250,000.01 - 300,000.00 | 156 | 42,432,101.59 | 8.30 |
| 300,000.01 - 350,000.00 | 101 | 32,598,018.00 | 6.38 |
| 350,000.01 - 400,000.00 | 61 | 22,758,222.90 | 4.45 |
| 400,000.01 - 450,000.00 | 31 | 13,227,209.00 | 2.59 |
| 450,000.01 - 500,000.00 | 20 | 9,622,643.97 | 1.88 |
| 550,000.01 - 600,000.00 | 1 | 591,514.74 | 0.12 |
| 600,000.01 - 650,000.00 | 1 | 618,987.17 | 0.12 |
| 700,000.01 - 750,000.00 | 2 | 1,453,375.66 | 0.28 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

| | |
|---|---|
| Minimum: | $9,955.27 |
| Maximum: | $749,379.14 |
| Weighted Average: | $117,478.46 |

## *Collateral Characteristics- Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Mortgage Rates* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| <= 5.500 | 101 | $20,532,593.55 | 4.02% |
| 5.501 - 6.000 | 206 | 41,408,393.82 | 8.10 |
| 6.001 - 6.500 | 338 | 63,119,355.25 | 12.35 |
| 6.501 - 7.000 | 439 | 78,624,743.27 | 15.38 |
| 7.001 - 7.500 | 400 | 61,889,435.08 | 12.11 |
| 7.501 - 8.000 | 554 | 80,224,454.66 | 15.69 |
| 8.001 - 8.500 | 348 | 42,948,822.75 | 8.40 |
| 8.501 - 9.000 | 335 | 36,495,732.78 | 7.14 |
| 9.001 - 9.500 | 230 | 20,058,676.65 | 3.92 |
| 9.501 - 10.000 | 254 | 16,945,653.44 | 3.32 |
| 10.001 - 10.500 | 144 | 8,950,110.94 | 1.75 |
| 10.501 - 11.000 | 140 | 7,238,489.44 | 1.42 |
| 11.001 - 11.500 | 143 | 5,865,117.20 | 1.15 |
| 11.501 - 12.000 | 299 | 11,495,041.86 | 2.25 |
| 12.001 - 12.500 | 204 | 8,490,067.63 | 1.66 |
| 12.501 - 13.000 | 112 | 3,723,093.77 | 0.73 |
| 13.001 - 13.500 | 98 | 2,971,312.01 | 0.58 |
| 13.501 - 14.000 | 4 | 125,243.42 | 0.02 |
| 14.001 - 14.250 | 1 | 31,638.03 | 0.01 |
| >= 14.251 | 1 | 10,792.09 | 0.00 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

| | |
|---|---|
| Minimum: | 4.500% |
| Maximum: | 14.350% |
| Weighted Average: | 7.750% |

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Original Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| <= 170 | 11 | $785,058.84 | 0.15% |
| 171 - 180 | 175 | 13,682,709.11 | 2.68 |
| 181 - 240 | 1,141 | 47,001,310.25 | 9.20 |
| 241 - 300 | 5 | 492,779.44 | 0.10 |
| 301 - 360 | 3,019 | 449,186,910.00 | 87.88 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 120.0
Maximum: 360.0
Weighted Average: 343.7

| *Remaining Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| <= 170 | 11 | $785,058.84 | 0.15% |
| 171 - 180 | 175 | 13,682,709.11 | 2.68 |
| 181 - 240 | 1,141 | 47,001,310.25 | 9.20 |
| 241 - 300 | 5 | 492,779.44 | 0.10 |
| 301 - 360 | 3,019 | 449,186,910.00 | 87.88 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 118.0
Maximum: 360.0
Weighted Average: 341.8

## Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

| Combined Loan-to-Value Ratio | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 20.000 | 4 | $279,555.23 | 0.05% |
| 20.001 - 30.000 | 8 | 629,294.92 | 0.12 |
| 30.001 - 40.000 | 23 | 2,037,992.78 | 0.40 |
| 40.001 - 50.000 | 67 | 7,042,595.93 | 1.38 |
| 50.001 - 60.000 | 144 | 21,550,431.95 | 4.22 |
| 60.001 - 70.000 | 366 | 51,765,414.81 | 10.13 |
| 70.001 - 80.000 | 1,591 | 235,707,020.93 | 46.11 |
| 80.001 - 90.000 | 740 | 108,827,760.63 | 21.29 |
| 90.001 - 100.000 | 1,408 | 83,308,700.46 | 16.30 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 12.540%
Maximum: 100.000%
Weighted Average: 80.458%

| FICO Score | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 451 - 500 | 9 | $1,356,285.53 | 0.27% |
| 501 - 550 | 675 | 90,210,499.08 | 17.65 |
| 551 - 600 | 1,083 | 129,322,106.51 | 25.30 |
| 601 - 650 | 1,474 | 161,157,631.30 | 31.53 |
| 651 - 700 | 842 | 93,078,082.82 | 18.21 |
| 701 - 750 | 200 | 27,278,268.59 | 5.34 |
| 751 - 800 | 66 | 8,539,890.58 | 1.67 |
| <= 801 | 2 | 206,003.23 | 0.04 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 498
Maximum: 810
Weighted Average: 611

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Loan Purpose* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Cash Out Refinance | 2,102 | $292,358,438.23 | 57.20% |
| Purchase | 1,663 | 155,781,592.15 | 30.48 |
| Rate/Term Refinance | 586 | 63,008,737.26 | 12.33 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

| *Property Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Single Family | 3,925 | $457,996,598.25 | 89.60% |
| Condo | 278 | 30,523,603.99 | 5.97 |
| 2-4 Family | 125 | 19,780,135.69 | 3.87 |
| PUD | 22 | 2,759,177.99 | 0.54 |
| Manufactured Housing | 1 | 89,251.72 | 0.02 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

***States – Top 30***

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| CA-S | 706 | $115,326,047.32 | 22.56% |
| FL | 770 | 81,900,219.01 | 16.02 |
| CA-N | 301 | 52,893,735.54 | 10.35 |
| TX | 522 | 40,133,219.44 | 7.85 |
| NY | 179 | 34,128,430.37 | 6.68 |
| WA | 199 | 21,012,064.89 | 4.11 |
| MA | 71 | 13,700,456.13 | 2.68 |
| VA | 91 | 12,614,096.94 | 2.47 |
| IL | 115 | 12,342,347.76 | 2.41 |
| MI | 112 | 10,803,184.41 | 2.11 |
| OH | 138 | 9,826,325.99 | 1.92 |
| NV | 84 | 9,467,572.14 | 1.85 |
| MN | 89 | 8,882,153.48 | 1.74 |
| CO | 71 | 7,559,283.12 | 1.48 |
| NJ | 38 | 7,434,323.92 | 1.45 |
| AZ | 87 | 7,363,160.94 | 1.44 |
| GA | 63 | 6,057,591.57 | 1.19 |
| MD | 47 | 5,770,067.23 | 1.13 |
| NC | 70 | 5,590,516.73 | 1.09 |
| CT | 41 | 5,032,517.29 | 0.98 |
| MO | 69 | 4,546,669.19 | 0.89 |
| PA | 54 | 4,067,417.72 | 0.80 |
| RI | 24 | 3,111,598.21 | 0.61 |
| OK | 45 | 2,952,107.77 | 0.58 |
| IN | 45 | 2,737,733.59 | 0.54 |
| TN | 46 | 2,704,481.04 | 0.53 |
| WI | 30 | 2,484,652.09 | 0.49 |
| OR | 20 | 2,454,450.21 | 0.48 |
| UT | 27 | 2,027,611.17 | 0.40 |
| LA | 28 | 1,778,606.88 | 0.35 |
| Other | 169 | 14,446,125.55 | 2.83 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Prepayment Penalty Description* | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| None | 1,163 | $105,023,424.82 | 20.55% |
| 1% of Orig. Bal. | 94 | 6,081,417.34 | 1.19 |
| 1% of UPB | 113 | 10,744,188.90 | 2.10 |
| 2 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 10 | 1,120,014.37 | 0.22 |
| 2 Mos. Int. on UPB | 2 | 430,072.83 | 0.08 |
| 2% of UPB | 221 | 22,601,555.33 | 4.42 |
| 3 Mos. Int. on UPB | 61 | 12,818,231.99 | 2.51 |
| 3% of UPB | 2 | 251,599.14 | 0.05 |
| 5% 4% 3% 2% 1% | 13 | 343,987.20 | 0.07 |
| 5% of UPB | 50 | 3,187,756.49 | 0.62 |
| 6 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 2,090 | 283,149,257.25 | 55.39 |
| 6 Mos. Int. on UPB | 532 | 65,397,261.98 | 12.79 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

| *Documentation Type* | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Full | 3,049 | $352,283,533.12 | 68.92% |
| No Documentation | 744 | 84,588,044.27 | 16.55 |
| Stated | 463 | 59,307,738.27 | 11.60 |
| Limited | 95 | 14,969,451.98 | 2.93 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

## Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

| Gross Margin | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 3.501 - 4.000 | 4 | $862,663.33 | 0.29% |
| 4.001 - 4.500 | 32 | 7,309,573.34 | 2.44 |
| 4.501 - 5.000 | 30 | 6,084,667.21 | 2.03 |
| 5.001 - 5.500 | 101 | 19,616,199.75 | 6.55 |
| 5.501 - 6.000 | 514 | 87,530,644.74 | 29.23 |
| 6.001 - 6.500 | 253 | 37,773,065.27 | 12.61 |
| 6.501 - 7.000 | 844 | 113,845,849.60 | 38.01 |
| 7.001 - 7.500 | 83 | 12,947,135.09 | 4.32 |
| 7.501 - 8.000 | 59 | 9,001,153.35 | 3.01 |
| 8.001 - 8.500 | 34 | 4,521,279.68 | 1.51 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 3.625%
Maximum: 8.320%
Weighted Average: 6.330%

## *Collateral Characteristics- Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Initial Periodic Cap* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 1.000 | 10 | $1,195,140.35 | 0.40% |
| 3.000 | 1,939 | 297,617,798.02 | 99.37 |
| 5.000 | 5 | 679,292.99 | 0.23 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.997%

| *Periodic Cap* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 1.000 | 1,954 | $299,492,231.36 | 100.00% |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Maximum Rate* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 10.500 | 2 | $433,524.94 | 0.14% |
| 10.501 - 11.000 | 7 | 1,497,439.84 | 0.50 |
| 11.001 - 11.500 | 33 | 6,701,833.80 | 2.24 |
| 11.501 - 12.000 | 96 | 19,501,880.04 | 6.51 |
| 12.001 - 12.500 | 155 | 31,475,972.17 | 10.51 |
| 12.501 - 13.000 | 259 | 49,543,249.37 | 16.54 |
| 13.001 - 13.500 | 249 | 41,233,976.94 | 13.77 |
| 13.501 - 14.000 | 387 | 59,850,290.73 | 19.98 |
| 14.001 - 14.500 | 233 | 31,992,874.09 | 10.68 |
| 14.501 - 15.000 | 216 | 25,972,312.49 | 8.67 |
| 15.001 - 15.500 | 124 | 13,383,567.69 | 4.47 |
| 15.501 - 16.000 | 94 | 8,812,698.79 | 2.94 |
| 16.001 - 16.500 | 50 | 4,921,678.72 | 1.64 |
| 16.501 - 17.000 | 30 | 2,458,610.26 | 0.82 |
| 17.001 - 17.500 | 9 | 694,632.64 | 0.23 |
| 17.501 - 18.000 | 7 | 584,136.29 | 0.20 |
| 18.001 - 18.500 | 2 | 310,416.61 | 0.10 |
| 18.501 - 19.000 | 1 | 123,135.95 | 0.04 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

| | |
|---|---|
| Minimum: | 10.500% |
| Maximum: | 18.550% |
| Weighted Average: | 13.561% |

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Floor* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 16 | $3,167,677.14 | 1.06% |
| 5.501 - 6.000 | 106 | 21,165,777.32 | 7.07 |
| 6.001 - 6.500 | 147 | 30,026,939.92 | 10.03 |
| 6.501 - 7.000 | 271 | 52,240,798.66 | 17.44 |
| 7.001 - 7.500 | 249 | 41,782,996.40 | 13.95 |
| 7.501 - 8.000 | 393 | 61,129,596.41 | 20.41 |
| 8.001 - 8.500 | 236 | 32,536,989.43 | 10.86 |
| 8.501 - 9.000 | 216 | 25,953,438.51 | 8.67 |
| 9.001 - 9.500 | 125 | 13,475,655.65 | 4.50 |
| 9.501 - 10.000 | 95 | 8,867,272.77 | 2.96 |
| 10.001 - 10.500 | 51 | 4,974,157.40 | 1.66 |
| 10.501 - 11.000 | 30 | 2,458,610.26 | 0.82 |
| 11.001 - 11.500 | 9 | 694,632.64 | 0.23 |
| 11.501 - 12.000 | 7 | 584,136.29 | 0.20 |
| 12.001 - 12.500 | 2 | 310,416.61 | 0.10 |
| 12.501 - 13.000 | 1 | 123,135.95 | 0.04 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 4.650%
Maximum: 12.550%
Weighted Average: 7.597%

## Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

| Next Rate Adjustment Date | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 2004-01 | 1 | $66,259.25 | 0.02% |
| 2004-07 | 1 | 268,240.57 | 0.09 |
| 2004-12 | 1 | 81,184.89 | 0.03 |
| 2005-04 | 6 | 704,541.75 | 0.24 |
| 2005-05 | 26 | 4,373,163.87 | 1.46 |
| 2005-06 | 137 | 21,197,974.60 | 7.08 |
| 2005-07 | 1,091 | 166,939,486.09 | 55.74 |
| 2005-08 | 590 | 91,030,347.28 | 30.39 |
| 2005-09 | 11 | 1,027,879.00 | 0.34 |
| 2006-04 | 1 | 424,378.06 | 0.14 |
| 2006-05 | 3 | 713,532.71 | 0.24 |
| 2006-06 | 8 | 918,819.28 | 0.31 |
| 2006-07 | 33 | 5,518,159.82 | 1.84 |
| 2006-08 | 30 | 4,353,830.85 | 1.45 |
| 2008-07 | 9 | 1,159,440.35 | 0.39 |
| 2008-08 | 6 | 714,992.99 | 0.24 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

# SASCO 2003-AM2 Collateral Summary – Group 1

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 4,053 | **Prepayment Penalty** | |
| **Total Outstanding Loan Balance** | $437,613,130 | None | 20.0% |
| **Average Loan Principal Balance** | $107,973 | 0.001-1.000 | 5.7% |
| **Fixed Rate** | 42.4% | 1.001-2.000 | 45.2% |
| **Adjustable Rate** | 57.6% | 2.001-3.000 | 29.1% |
| **Prepayment Penalty** | 80.0% | | |
| **Weighted Average Coupon** | 7.8% | **Geographic Distribution** | |
| **Weighted Average Margin** | 6.4% | (Other states account individually for less than | |
| **Weighted Average Initial Periodic Cap** | 3.0% | 4% of the Cut-off Date principal balance) | |
| **Weighted Average Periodic Cap** | 1.0% | CA | 30.2% |
| **Weighted Average Maximum Rate** | 13.6% | FL | 17.2% |
| **Weighted Average Floor** | 7.7% | TX | 8.5% |
| **Weighted Average Original Term (mo.)** | 342.9 | NY | 6.5% |
| **Weighted Average Remaining Term (mo.)** | 341.0 | WA | 4.2% |
| **Weighted Average Loan Age (mo.)** | 1.9 | | |
| **Weighted Average Combined LTV** | 80.4% | **Occupancy Status** | |
| **Non-Zero Weighted Average FICO** | 609 | Primary Home | 94.1% |
| **Non-Zero Weighted Average DTI** | 40.6% | Investment | 5.8% |
| | | Second Home | 0.1% |
| **Lien Position** | | | |
| First | 91.7% | | |
| Second | 8.3% | | |
| | | | |
| **Product Type** | | | |
| 2/28 ARM (LIBOR) | 55.1% | | |
| Fixed Rate | 42.4% | | |
| 3/27 ARM (LIBOR) | 2.1% | | |
| 5/25 ARM (LIBOR) | 0.4% | | |
| 6 MO LIBOR ARM | 0.0% | | |

## *Collateral Characteristics - Group 1*

Collateral characteristics are listed below as of the Statistical Calculation Date

### *Scheduled Principal Balances*

| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 1,061 | $33,026,885.13 | 7.55% |
| 50,000.01 - 100,000.00 | 1,142 | 83,684,668.51 | 19.12 |
| 100,000.01 - 150,000.00 | 783 | 96,630,061.87 | 22.08 |
| 150,000.01 - 200,000.00 | 523 | 89,917,611.18 | 20.55 |
| 200,000.01 - 250,000.00 | 331 | 73,624,367.24 | 16.82 |
| 250,000.01 - 300,000.00 | 155 | 42,156,601.59 | 9.63 |
| 300,000.01 - 350,000.00 | 54 | 16,918,071.45 | 3.87 |
| 350,000.01 - 400,000.00 | 2 | 746,735.33 | 0.17 |
| 400,000.01 - 450,000.00 | 1 | 411,647.00 | 0.09 |
| 450,000.01 - 500,000.00 | 1 | 496,481.10 | 0.11 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

| | |
|---|---|
| Minimum: | $9,955.27 |
| Maximum: | $496,481.10 |
| Average: | $107,972.65 |

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Mortgage Rates* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 93 | $17,563,106.23 | 4.01% |
| 5.501 - 6.000 | 181 | 32,473,742.27 | 7.42 |
| 6.001 - 6.500 | 303 | 50,308,657.64 | 11.50 |
| 6.501 - 7.000 | 397 | 62,195,290.06 | 14.21 |
| 7.001 - 7.500 | 378 | 54,397,704.21 | 12.43 |
| 7.501 - 8.000 | 522 | 70,326,689.37 | 16.07 |
| 8.001 - 8.500 | 328 | 38,458,442.77 | 8.79 |
| 8.501 - 9.000 | 322 | 33,830,902.49 | 7.73 |
| 9.001 - 9.500 | 221 | 18,710,487.06 | 4.28 |
| 9.501 - 10.000 | 243 | 15,802,012.61 | 3.61 |
| 10.001 - 10.500 | 140 | 8,359,848.45 | 1.91 |
| 10.501 - 11.000 | 130 | 6,504,944.47 | 1.49 |
| 11.001 - 11.500 | 135 | 5,333,383.75 | 1.22 |
| 11.501 - 12.000 | 274 | 9,933,647.23 | 2.27 |
| 12.001 - 12.500 | 180 | 6,976,408.73 | 1.59 |
| 12.501 - 13.000 | 109 | 3,613,952.30 | 0.83 |
| 13.001 - 13.500 | 91 | 2,656,237.22 | 0.61 |
| 13.501 - 14.000 | 4 | 125,243.42 | 0.03 |
| 14.001 - 14.250 | 1 | 31,638.03 | 0.01 |
| >= 14.251 | 1 | 10,792.09 | 0.00 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 4.500%
Maximum: 14.350%
Weighted Average: 7.816%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Original Terms to Stated Maturity* | | | |
|---|---|---|---|
| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 170 | 11 | $785,058.84 | 0.18% |
| 171 - 180 | 172 | 13,193,658.90 | 3.01 |
| 181 - 240 | 1,048 | 40,863,251.00 | 9.34 |
| 241 - 300 | 5 | 492,779.44 | 0.11 |
| 301 - 360 | 2,817 | 382,278,382.22 | 87.36 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 120.0
Maximum: 360.0
Weighted Average: 342.9

| *Remaining Terms to Stated Maturity* | | | |
|---|---|---|---|
| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 170 | 11 | $785,058.84 | 0.18% |
| 171 - 180 | 172 | 13,193,658.90 | 3.01 |
| 181 - 240 | 1,048 | 40,863,251.00 | 9.34 |
| 241 - 300 | 5 | 492,779.44 | 0.11 |
| 301 - 360 | 2,817 | 382,278,382.22 | 87.36 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 118.0
Maximum: 360.0
Weighted Average: 341.0

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Combined Loan-to-Value Ratio* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 20.000 | 4 | $279,555.23 | 0.06% |
| 20.001 - 30.000 | 8 | 629,294.92 | 0.14 |
| 30.001 - 40.000 | 22 | 1,688,797.48 | 0.39 |
| 40.001 - 50.000 | 65 | 6,590,400.62 | 1.51 |
| 50.001 - 60.000 | 136 | 18,283,943.32 | 4.18 |
| 60.001 - 70.000 | 347 | 45,232,680.04 | 10.34 |
| 70.001 - 80.000 | 1,482 | 200,584,829.58 | 45.84 |
| 80.001 - 90.000 | 685 | 90,846,799.52 | 20.76 |
| 90.001 - 100.000 | 1,304 | 73,476,829.69 | 16.79 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 12.540%
Maximum: 100.000%
Weighted Average: 80.418%

| *FICO Score* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 451 - 500 | 9 | $1,356,285.53 | 0.31% |
| 501 - 550 | 643 | 81,513,450.86 | 18.63 |
| 551 - 600 | 1,023 | 112,462,629.00 | 25.70 |
| 601 - 650 | 1,383 | 137,450,505.10 | 31.41 |
| 651 - 700 | 770 | 77,819,323.49 | 17.78 |
| 701 - 750 | 166 | 19,781,342.84 | 4.52 |
| 751 - 800 | 58 | 7,129,711.53 | 1.63 |
| >= 801 | 1 | 99,882.05 | 0.02 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

Minimum: 498
Maximum: 810
Weighted Average: 609

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

***Loan Purpose***

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Cash Out Refinance | 1,972 | $249,531,013.92 | 57.02% |
| Purchase | 1,537 | 133,583,107.13 | 30.53 |
| Rate/Term Refinance | 544 | 54,499,009.35 | 12.45 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

***Property Type***

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Single Family | 3,647 | $390,419,408.32 | 89.22% |
| Condo | 269 | 27,530,710.01 | 6.29 |
| 2-4 Family | 118 | 17,671,278.21 | 4.04 |
| PUD | 18 | 1,902,482.14 | 0.43 |
| Manufactured Housing | 1 | 89,251.72 | 0.02 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *States – Top 30* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| CA-S | 640 | $95,394,241.83 | 21.80% |
| FL | 749 | 75,229,127.54 | 17.19 |
| TX | 511 | 37,286,208.05 | 8.52 |
| CA-N | 243 | 36,884,849.88 | 8.43 |
| NY | 162 | 28,500,990.97 | 6.51 |
| WA | 187 | 18,555,602.66 | 4.24 |
| IL | 111 | 11,445,923.75 | 2.62 |
| MA | 64 | 10,921,273.36 | 2.50 |
| MI | 108 | 9,506,005.77 | 2.17 |
| OH | 137 | 9,490,933.24 | 2.17 |
| NV | 83 | 9,389,662.37 | 2.15 |
| VA | 83 | 9,383,774.82 | 2.14 |
| MN | 87 | 8,714,914.55 | 1.99 |
| CO | 69 | 7,415,965.68 | 1.69 |
| AZ | 86 | 7,336,440.90 | 1.68 |
| MD | 46 | 5,701,271.89 | 1.30 |
| NC | 70 | 5,590,516.73 | 1.28 |
| NJ | 30 | 4,888,199.59 | 1.12 |
| MO | 69 | 4,546,669.19 | 1.04 |
| CT | 38 | 4,532,642.01 | 1.04 |
| PA | 54 | 4,067,417.72 | 0.93 |
| RI | 24 | 3,111,598.21 | 0.71 |
| IN | 45 | 2,737,733.59 | 0.63 |
| TN | 45 | 2,681,311.32 | 0.61 |
| OK | 44 | 2,624,527.68 | 0.60 |
| OR | 20 | 2,454,450.21 | 0.56 |
| WI | 29 | 2,161,652.09 | 0.49 |
| LA | 26 | 1,741,017.53 | 0.40 |
| HI | 9 | 1,710,158.46 | 0.39 |
| UT | 26 | 1,603,233.11 | 0.37 |
| Other | 158 | 12,004,815.70 | 2.74 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

## Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

### *Prepayment Penalty Description*

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| None | 1,055 | $87,474,011.62 | 19.99% |
| 1% of Orig. Bal. | 93 | 5,746,024.59 | 1.31 |
| 1% of UPB | 109 | 9,447,010.26 | 2.16 |
| 2 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 9 | 797,014.37 | 0.18 |
| 2 Mos. Int. on UPB | 2 | 430,072.83 | 0.10 |
| 2% of UPB | 214 | 19,990,005.48 | 4.57 |
| 3 Mos. Int. on UPB | 55 | 10,463,278.72 | 2.39 |
| 3% of UPB | 2 | 251,599.14 | 0.06 |
| 5% 4% 3% 2% 1% | 10 | 279,242.98 | 0.06 |
| 5% of UPB | 49 | 3,107,919.28 | 0.71 |
| 6 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 1,946 | 241,409,092.96 | 55.16 |
| 6 Mos. Int. on UPB | 509 | 58,217,858.17 | 13.30 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

### *Documentation Type*

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Full | 2,883 | $308,653,373.05 | 70.53% |
| No Documentation | 661 | 66,383,477.10 | 15.17 |
| Stated | 417 | 48,759,429.52 | 11.14 |
| Limited | 92 | 13,816,850.73 | 3.16 |
| **Total:** | **4,053** | **$437,613,130.40** | **100.00%** |

## *Collateral Characteristics - Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Gross Margin* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 3.501 - 4.000 | 4 | $862,663.33 | 0.34% |
| 4.001 - 4.500 | 27 | 5,159,580.64 | 2.05 |
| 4.501 - 5.000 | 26 | 4,460,687.50 | 1.77 |
| 5.001 - 5.500 | 91 | 15,688,742.51 | 6.22 |
| 5.501 - 6.000 | 458 | 69,080,194.14 | 27.39 |
| 6.001 - 6.500 | 235 | 32,424,864.69 | 12.85 |
| 6.501 - 7.000 | 809 | 101,923,388.27 | 40.41 |
| 7.001 - 7.500 | 74 | 10,523,778.70 | 4.17 |
| 7.501 - 8.000 | 57 | 8,378,401.80 | 3.32 |
| 8.001 - 8.500 | 31 | 3,739,652.36 | 1.48 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

Minimum: 3.625%
Maximum: 8.320%
Weighted Average: 6.365%

## Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

| Initial Periodic Cap | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 10 | $1,195,140.35 | 0.47% |
| 3.000 | 1,797 | 250,367,520.60 | 99.26 |
| 5.000 | 5 | 679,292.99 | 0.27 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.996%

| Periodic Cap | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 1,812 | $252,241,953.94 | 100.00% |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

## *Collateral Characteristics - Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Maximum Rate* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 10.500 | 2 | $433,524.94 | 0.17% |
| 10.501 - 11.000 | 7 | 1,497,439.84 | 0.59 |
| 11.001 - 11.500 | 30 | 5,679,186.32 | 2.25 |
| 11.501 - 12.000 | 87 | 16,134,755.50 | 6.40 |
| 12.001 - 12.500 | 131 | 22,532,421.05 | 8.93 |
| 12.501 - 13.000 | 229 | 38,070,280.43 | 15.09 |
| 13.001 - 13.500 | 233 | 35,626,924.36 | 14.12 |
| 13.501 - 14.000 | 360 | 50,875,826.30 | 20.17 |
| 14.001 - 14.500 | 217 | 28,163,655.69 | 11.17 |
| 14.501 - 15.000 | 208 | 23,939,751.28 | 9.49 |
| 15.001 - 15.500 | 119 | 12,392,562.26 | 4.91 |
| 15.501 - 16.000 | 91 | 8,192,349.52 | 3.25 |
| 16.001 - 16.500 | 49 | 4,532,344.70 | 1.80 |
| 16.501 - 17.000 | 30 | 2,458,610.26 | 0.97 |
| 17.001 - 17.500 | 9 | 694,632.64 | 0.28 |
| 17.501 - 18.000 | 7 | 584,136.29 | 0.23 |
| 18.001 - 18.500 | 2 | 310,416.61 | 0.12 |
| 18.501 - 19.000 | 1 | 123,135.95 | 0.05 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

Minimum: 10.500%
Maximum: 18.550%
Weighted Average: 13.631%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

### *Floor*

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| <= 5.500 | 15 | $2,844,389.39 | 1.13% |
| 5.501 - 6.000 | 99 | 18,608,308.24 | 7.38 |
| 6.001 - 6.500 | 123 | 21,073,689.62 | 8.35 |
| 6.501 - 7.000 | 239 | 40,058,213.73 | 15.88 |
| 7.001 - 7.500 | 231 | 35,386,243.80 | 14.03 |
| 7.501 - 8.000 | 366 | 52,155,131.98 | 20.68 |
| 8.001 - 8.500 | 220 | 28,707,771.03 | 11.38 |
| 8.501 - 9.000 | 208 | 23,920,877.30 | 9.48 |
| 9.001 - 9.500 | 120 | 12,484,650.22 | 4.95 |
| 9.501 - 10.000 | 92 | 8,246,923.50 | 3.27 |
| 10.001 - 10.500 | 50 | 4,584,823.38 | 1.82 |
| 10.501 - 11.000 | 30 | 2,458,610.26 | 0.97 |
| 11.001 - 11.500 | 9 | 694,632.64 | 0.28 |
| 11.501 - 12.000 | 7 | 584,136.29 | 0.23 |
| 12.001 - 12.500 | 2 | 310,416.61 | 0.12 |
| 12.501 - 13.000 | 1 | 123,135.95 | 0.05 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

| | |
|---|---|
| Minimum: | 4.650% |
| Maximum: | 12.550% |
| Weighted Average: | 7.664% |

## Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

| Next Rate Adjustment Date | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 2004-01 | 1 | $66,259.25 | 0.03% |
| 2004-07 | 1 | 268,240.57 | 0.11 |
| 2004-12 | 1 | 81,184.89 | 0.03 |
| 2005-04 | 6 | 704,541.75 | 0.28 |
| 2005-05 | 24 | 3,172,696.04 | 1.26 |
| 2005-06 | 128 | 18,494,051.08 | 7.33 |
| 2005-07 | 1,013 | 139,936,341.56 | 55.48 |
| 2005-08 | 546 | 77,482,658.46 | 30.72 |
| 2005-09 | 11 | 1,027,879.00 | 0.41 |
| 2006-05 | 2 | 283,176.20 | 0.11 |
| 2006-06 | 7 | 794,585.10 | 0.32 |
| 2006-07 | 28 | 4,088,475.85 | 1.62 |
| 2006-08 | 29 | 3,967,430.85 | 1.57 |
| 2008-07 | 9 | 1,159,440.35 | 0.46 |
| 2008-08 | 6 | 714,992.99 | 0.28 |
| **Total:** | **1,812** | **$252,241,953.94** | **100.00%** |

# SASCO 2003-AM2 Collateral Summary – Group 2

| | |
|---|---|
| **Total Number of Loans** | 298 |
| **Total Outstanding Loan Balance** | $73,535,637 |
| **Average Loan Principal Balance** | $246,764 |
| **Fixed Rate** | 35.7% |
| **Adjustable Rate** | 64.3% |
| **Prepayment Penalty** | 76.1% |
| **Weighted Average Coupon** | 7.4% |
| **Weighted Average Margin** | 6.1% |
| **Weighted Average Initial Periodic Cap** | 3.0% |
| **Weighted Average Periodic Cap** | 1.0% |
| **Weighted Average Maximum Rate** | 13.2% |
| **Weighted Average Floor** | 7.2% |
| **Weighted Average Original Term (mo.)** | 348.8 |
| **Weighted Average Remaining Term (mo.)** | 346.8 |
| **Weighted Average Loan Age (mo.)** | 2.0 |
| **Weighted Average Combined LTV** | 80.7% |
| **Non-Zero Weighted Average FICO** | 625 |
| **Non-Zero Weighted Average DTI** | 41.3% |
| | |
| **Lien Position** | |
| First | 92.2% |
| Second | 7.8% |
| | |
| **Product Type** | |
| 2/28 ARM (LIBOR) | 60.5% |
| Fixed Rate | 35.7% |
| 3/27 ARM (LIBOR) | 3.8% |

| | |
|---|---|
| **Prepayment Penalty** | |
| None | 23.9% |
| 0.001-1.000 | 8.2% |
| 1.001-2.000 | 46.2% |
| 2.001-3.000 | 21.5% |
| 4.001-5.000 | 0.2% |
| | |
| **Geographic Distribution** | |
| (Other states account individually for less than 4% of the Cut-off Date principal balance) | |
| CA | 48.9% |
| FL | 9.1% |
| GA | 8.2% |
| NY | 7.7% |
| VA | 4.4% |
| | |
| **Occupancy Status** | |
| Primary Home | 90.6% |
| Investment | 9.4% |

## *Collateral Characteristics - Group 2*

Collateral characteristics are listed below as of the Statistical Calculation Date

### *Scheduled Principal Balances*

| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 0.01 - 50,000.00 | 23 | $664,136.41 | 0.90% |
| 50,000.01 - 100,000.00 | 88 | 6,437,753.92 | 8.75 |
| 100,000.01 - 150,000.00 | 18 | 2,131,744.27 | 2.90 |
| 150,000.01 - 200,000.00 | 5 | 856,198.83 | 1.16 |
| 200,000.01 - 250,000.00 | 4 | 873,267.25 | 1.19 |
| 250,000.01 - 300,000.00 | 1 | 275,500.00 | 0.37 |
| 300,000.01 - 350,000.00 | 47 | 15,679,946.55 | 21.32 |
| 350,000.01 - 400,000.00 | 59 | 22,011,487.57 | 29.93 |
| 400,000.01 - 450,000.00 | 30 | 12,815,562.00 | 17.43 |
| 450,000.01 - 500,000.00 | 19 | 9,126,162.87 | 12.41 |
| 550,000.01 - 600,000.00 | 1 | 591,514.74 | 0.80 |
| 600,000.01 - 650,000.00 | 1 | 618,987.17 | 0.84 |
| 700,000.01 - 750,000.00 | 2 | 1,453,375.66 | 1.98 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

| | |
|---|---|
| Minimum: | $17,866.00 |
| Maximum: | $749,379.14 |
| Average: | $246,763.88 |

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Mortgage Rates* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 8 | $2,969,487.32 | 4.04% |
| 5.501 - 6.000 | 25 | 8,934,651.55 | 12.15 |
| 6.001 - 6.500 | 35 | 12,810,697.61 | 17.42 |
| 6.501 - 7.000 | 42 | 16,429,453.21 | 22.34 |
| 7.001 - 7.500 | 22 | 7,491,730.87 | 10.19 |
| 7.501 - 8.000 | 32 | 9,897,765.29 | 13.46 |
| 8.001 - 8.500 | 20 | 4,490,379.98 | 6.11 |
| 8.501 - 9.000 | 13 | 2,664,830.29 | 3.62 |
| 9.001 - 9.500 | 9 | 1,348,189.59 | 1.83 |
| 9.501 - 10.000 | 11 | 1,143,640.83 | 1.56 |
| 10.001 - 10.500 | 4 | 590,262.49 | 0.80 |
| 10.501 - 11.000 | 10 | 733,544.97 | 1.00 |
| 11.001 - 11.500 | 8 | 531,733.45 | 0.72 |
| 11.501 - 12.000 | 25 | 1,561,394.63 | 2.12 |
| 12.001 - 12.500 | 24 | 1,513,658.90 | 2.06 |
| 12.501 - 13.000 | 3 | 109,141.47 | 0.15 |
| 13.001 - 13.500 | 7 | 315,074.79 | 0.43 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 5.125%
Maximum: 13.490%
Weighted Average: 7.352%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| ***Original Terms to Stated Maturity*** | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 171 - 180 | 3 | $489,050.21 | 0.67% |
| 181 - 240 | 93 | 6,138,059.25 | 8.35 |
| 301 - 360 | 202 | 66,908,527.78 | 90.99 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 180.0
Maximum: 360.0
Weighted Average: 348.8

| ***Remaining Terms to Stated Maturity*** | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 171 - 180 | 3 | $489,050.21 | 0.67% |
| 181 - 240 | 93 | 6,138,059.25 | 8.35 |
| 301 - 360 | 202 | 66,908,527.78 | 90.99 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

Minimum: 176.0
Maximum: 359.0
Weighted Average: 346.8

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Combined Loan-to-Value Ratio* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 30.001 - 40.000 | 1 | $349,195.30 | 0.47% |
| 40.001 - 50.000 | 2 | 452,195.31 | 0.61 |
| 50.001 - 60.000 | 8 | 3,266,488.63 | 4.44 |
| 60.001 - 70.000 | 19 | 6,532,734.77 | 8.88 |
| 70.001 - 80.000 | 109 | 35,122,191.35 | 47.76 |
| 80.001 - 90.000 | 55 | 17,980,961.11 | 24.45 |
| 90.001 - 100.000 | 104 | 9,831,870.77 | 13.37 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

| | |
|---|---|
| Minimum: | 38.890% |
| Maximum: | 100.000% |
| Weighted Average: | 80.696% |

| *FICO Score* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 501 - 550 | 32 | $8,697,048.22 | 11.83% |
| 551 - 600 | 60 | 16,859,477.51 | 22.93 |
| 601 - 650 | 91 | 23,707,126.20 | 32.24 |
| 651 - 700 | 72 | 15,258,759.33 | 20.75 |
| 701 - 750 | 34 | 7,496,925.75 | 10.19 |
| 751 - 800 | 8 | 1,410,179.05 | 1.92 |
| 801 >= | 1 | 106,121.18 | 0.14 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

| | |
|---|---|
| Minimum: | 501 |
| Maximum: | 801 |
| Weighed Average: | 625 |

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Loan Purpose* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Cash Out Refinance | 130 | $42,827,424.31 | 58.24% |
| Purchase | 126 | 22,198,485.02 | 30.19 |
| Rate/Term Refinance | 42 | 8,509,727.91 | 11.57 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

| *Property Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Single Family | 278 | $67,577,189.93 | 91.90% |
| Condo | 9 | 2,992,893.98 | 4.07 |
| 2-4 Family | 7 | 2,108,857.48 | 2.87 |
| PUD | 4 | 856,695.85 | 1.17 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *States – Top 30* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| CA-S | 66 | $19,931,805.49 | 27.10% |
| CA-N | 58 | 16,008,885.66 | 21.77 |
| FL | 21 | 6,671,091.47 | 9.07 |
| GA | 63 | 6,057,591.57 | 8.24 |
| NY | 17 | 5,627,439.40 | 7.65 |
| VA | 8 | 3,230,322.12 | 4.39 |
| TX | 11 | 2,847,011.39 | 3.87 |
| MA | 7 | 2,779,182.77 | 3.78 |
| NJ | 8 | 2,546,124.33 | 3.46 |
| WA | 12 | 2,456,462.23 | 3.34 |
| MI | 4 | 1,297,178.64 | 1.76 |
| IL | 4 | 896,424.01 | 1.22 |
| SC | 1 | 703,996.52 | 0.96 |
| CT | 3 | 499,875.28 | 0.68 |
| UT | 1 | 424,378.06 | 0.58 |
| OH | 1 | 335,392.75 | 0.46 |
| OK | 1 | 327,580.09 | 0.45 |
| WI | 1 | 323,000.00 | 0.44 |
| MN | 2 | 167,238.93 | 0.23 |
| CO | 2 | 143,317.44 | 0.19 |
| NV | 1 | 77,909.77 | 0.11 |
| MD | 1 | 68,795.34 | 0.09 |
| LA | 2 | 37,589.35 | 0.05 |
| MS | 1 | 27,154.87 | 0.04 |
| AZ | 1 | 26,720.04 | 0.04 |
| TN | 1 | 23,169.72 | 0.03 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

## *Collateral Characteristics - Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

### *Prepayment Penalty Description*

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| None | 108 | $17,549,413.20 | 23.87% |
| 1% of Orig. Bal. | 1 | 335,392.75 | 0.46 |
| 1% of UPB | 4 | 1,297,178.64 | 1.76 |
| 2 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 1 | 323,000.00 | 0.44 |
| 2% of UPB | 7 | 2,611,549.85 | 3.55 |
| 3 Mos. Int. on UPB | 6 | 2,354,953.27 | 3.20 |
| 5% 4% 3% 2% 1% | 3 | 64,744.22 | 0.09 |
| 5% of UPB | 1 | 79,837.21 | 0.11 |
| 6 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 144 | 41,740,164.29 | 56.76 |
| 6 Mos. Int. on UPB | 23 | 7,179,403.81 | 9.76 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

### *Documentation Type*

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Full | 166 | $43,630,160.07 | 59.33% |
| No Documentation | 83 | 18,204,567.17 | 24.76 |
| Stated | 46 | 10,548,308.75 | 14.34 |
| Limited | 3 | 1,152,601.25 | 1.57 |
| **Total:** | **298** | **$73,535,637.24** | **100.00%** |

## *Collateral Characteristics - Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Gross Margin* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 4.001 - 4.500 | 5 | $2,149,992.70 | 4.55% |
| 4.501 - 5.000 | 4 | 1,623,979.71 | 3.44 |
| 5.001 - 5.500 | 10 | 3,927,457.24 | 8.31 |
| 5.501 - 6.000 | 56 | 18,450,450.60 | 39.05 |
| 6.001 - 6.500 | 18 | 5,348,200.58 | 11.32 |
| 6.501 - 7.000 | 35 | 11,922,461.33 | 25.23 |
| 7.001 - 7.500 | 9 | 2,423,356.39 | 5.13 |
| 7.501 - 8.000 | 2 | 622,751.55 | 1.32 |
| 8.001 - 8.500 | 3 | 781,627.32 | 1.65 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

Minimum: 4.500%
Maximum: 8.130%
Weighted Average: 6.142%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Initial Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 3.000 | 142 | $47,250,277.42 | 100.00% |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

| *Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 142 | $47,250,277.42 | 100.00% |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

## Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

### Maximum Rate

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 11.001 - 11.500 | 3 | $1,022,647.48 | 2.16% |
| 11.501 - 12.000 | 9 | 3,367,124.54 | 7.13 |
| 12.001 - 12.500 | 24 | 8,943,551.12 | 18.93 |
| 12.501 - 13.000 | 30 | 11,472,968.94 | 24.28 |
| 13.001 - 13.500 | 16 | 5,607,052.58 | 11.87 |
| 13.501 - 14.000 | 27 | 8,974,464.43 | 18.99 |
| 14.001 - 14.500 | 16 | 3,829,218.40 | 8.10 |
| 14.501 - 15.000 | 8 | 2,032,561.21 | 4.30 |
| 15.001 - 15.500 | 5 | 991,005.43 | 2.10 |
| 15.501 - 16.000 | 3 | 620,349.27 | 1.31 |
| 16.001 - 16.500 | 1 | 389,334.02 | 0.82 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

Minimum: 11.125%
Maximum: 16.175%
Weighted Average: 13.191%

## Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

### Floor

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| <= 5.500 | 1 | $323,287.75 | 0.68% |
| 5.501 - 6.000 | 7 | 2,557,469.08 | 5.41 |
| 6.001 - 6.500 | 24 | 8,953,250.30 | 18.95 |
| 6.501 - 7.000 | 32 | 12,182,584.93 | 25.78 |
| 7.001 - 7.500 | 18 | 6,396,752.60 | 13.54 |
| 7.501 - 8.000 | 27 | 8,974,464.43 | 18.99 |
| 8.001 - 8.500 | 16 | 3,829,218.40 | 8.10 |
| 8.501 - 9.000 | 8 | 2,032,561.21 | 4.30 |
| 9.001 - 9.500 | 5 | 991,005.43 | 2.10 |
| 9.501 - 10.000 | 3 | 620,349.27 | 1.31 |
| 10.001 - 10.500 | 1 | 389,334.02 | 0.82 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

Minimum: 5.490%
Maximum: 10.175%
Weighted Average: 7.238%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Statistical Calculation Date

| *Next Rate Adjustment Date* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 2005-05 | 2 | $1,200,467.83 | 2.54% |
| 2005-06 | 9 | 2,703,923.52 | 5.72 |
| 2005-07 | 78 | 27,003,144.53 | 57.15 |
| 2005-08 | 44 | 13,547,688.82 | 28.67 |
| 2006-04 | 1 | 424,378.06 | 0.90 |
| 2006-05 | 1 | 430,356.51 | 0.91 |
| 2006-06 | 1 | 124,234.18 | 0.26 |
| 2006-07 | 5 | 1,429,683.97 | 3.03 |
| 2006-08 | 1 | 386,400.00 | 0.82 |
| **Total:** | **142** | **$47,250,277.42** | **100.00%** |

# $502,279,000 (Approximate)
# Aames Mortgage Trust 2003-1
## Aurora Loan Services – Master Servicer
## SENIOR/SUBORDINATE CERTIFICATES
## 1M Libor Available Funds Floaters
## No Hard Cap – Act/360 – No Delay

***To 10% Call***

| Class | Approx. Size ($) (1) | Benchmark | Est. WAL(2) (yrs.) | Payment Window(2) (mos.) | Initial C/E (3) (%) | Initial Margin | Legal Final Maturity | Expected Ratings (Moody's/S&P)(4) |
|---|---|---|---|---|---|---|---|---|
| 1-A1(5) | 243,400,000 | 1M Libor | 1.20 | 1-33 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| 1-A2(5) | 72,230,000 | (6) | 5.47 | 33-92 | 20.50% | (6) | 10/25/2033 | Aaa/AAA |
| 1-A3(5) | 30,000,000 | 1M Libor | 5.47 | 33-92 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| 2-A1 (7) | 49,000,000 | 1M Libor | 1.58 | 1-59 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| 2-A2 (7) | 9,735,000 | 1M Libor | 6.74 | 59-92 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| A-IO (8) | Notional | 6.00% | N/A | N/A | N/A | N/A | 10/25/2005 | Aaa/AAA |
| M1 | 34,333,000 | 1M Libor | 5.13 | 40-92 | 13.75% | TBD | 10/25/2033 | Aa2/AA |
| M2 | 29,247,000 | 1M Libor | 5.07 | 38-92 | 8.00% | TBD | 10/25/2033 | A2/A |
| M3 | 8,901,000 | 1M Libor | 5.05 | 38-92 | 6.25% | TBD | 10/25/2033 | A3/A- |
| M4 | 6,358,000 | 1M Libor | 5.05 | 38-92 | 5.00% | TBD | 10/25/2033 | Baa1/BBB+ |
| M5 | 4,578,000 | 1M Libor | 5.04 | 37-92 | 4.10% | TBD | 10/25/2033 | Baa2/BBB |
| M6 | 7,630,000 | 1M Libor | 5.03 | 37-92 | 2.60% | TBD | 10/25/2033 | Baa3/BBB- |
| B | 6,867,000 | 1M Libor | 4.78 | 37-92 | 1.25% | TBD | 10/25/2033 | Ba1/BB+ |

***To Maturity***

| Class | Approx. Size ($) (1) | Benchmark | Est. WAL(2) (yrs.) | Payment Window(2) (mos.) | Initial C/E (3) (%) | Initial Margin | Legal Final Maturity | Expected Ratings (Moody's/S&P)(4) |
|---|---|---|---|---|---|---|---|---|
| 1-A1(5) | 243,400,000 | 1M Libor | 1.20 | 1-33 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| 1-A2(5) | 72,230,000 | (6) | 6.20 | 33-203 | 20.50% | (6) | 10/25/2033 | Aaa/AAA |
| 1-A3(5) | 30,000,000 | 1M Libor | 6.20 | 33-203 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| 2-A1 (7) | 49,000,000 | 1M Libor | 1.58 | 1-59 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| 2-A2 (7) | 9,735,000 | 1M Libor | 7.90 | 59-194 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| A-IO (8) | Notional | 6.00% | N/A | N/A | N/A | N/A | 10/25/2005 | Aaa/AAA |
| M1 | 34,333,000 | 1M Libor | 5.66 | 40-171 | 13.75% | TBD | 10/25/2033 | Aa2/AA |
| M2 | 29,247,000 | 1M Libor | 5.55 | 38-136 | 8.00% | TBD | 10/25/2033 | A2/A |
| M3 | 8,901,000 | 1M Libor | 5.45 | 38-136 | 6.25% | TBD | 10/25/2033 | A3/A- |
| M4 | 6,358,000 | 1M Libor | 5.39 | 38-126 | 5.00% | TBD | 10/25/2033 | Baa1/BBB+ |
| M5 | 4,578,000 | 1M Libor | 5.31 | 37-118 | 4.10% | TBD | 10/25/2033 | Baa2/BBB |
| M6 | 7,630,000 | 1M Libor | 5.17 | 37-110 | 2.60% | TBD | 10/25/2033 | Baa3/BBB- |
| B | 6,867,000 | 1M Libor | 4.78 | 37-93 | 1.25% | TBD | 10/25/2033 | Ba1/BB+ |

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 1.25%.

(4) All Classes of Certificates will be rated by Moody's and S&P.

(5) Class 1-A1, Class 1-A2 and Class 1-A3 are the Senior Certificates of Group 1.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus its margin. This margin will be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A1 and Class 2-A2 are the Senior Certificates of Group 2.

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

## Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2. Prior to the Stepdown Date or whenever a Trigger Event is in effect, all Group 1 principal will be paid first to the Class 1-A1 Certificates and then *pro rata* to the Class 1-A2 and Class 1-A3 Certificates, and all Group 2 principal will be paid to the Class 2-A1 and Class 2-A2 Certificates, sequentially and in that order. After the Senior Certificates of either group have been reduced to zero, all principal from both groups will be paid to the Senior Certificates which remain outstanding, in the case of the Group 1 Senior Certificates to be paid first to the Class 1-A1 Certificates and then *pro rata* to the Class 1-A2 and Class 1-A3 Certificates and in the case of the Group 2 Senior Certificates to be paid sequentially to the Class 2-A1 and Class 2-A2 Certificates. After the Class 1-A1, Class 1-A2, Class 1-A3, Class 2-A1 and Class 2-A2 Certificates have been reduced to zero, principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all Group 1 principal will be paid first to the Class 1-A1 Certificates and then *pro rata* to the Class 1-A2 and Class 1-A3 Certificates, and all Group 2 principal will be paid to the Class 2-A1 and Class 2-A2 Certificates, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached. After the Senior Certificates of either group have been reduced to zero, principal will be paid to the Senior Certificates which remain outstanding, in the case of the Group 1 Senior Certificates to be paid first to the Class 1-A1 Certificates and then *pro rata* to the Class 1-A2 and Class 1-A3 Certificates and in the case of the Group 2 Senior Certificates to be paid sequentially to the Class 2-A1 and Class 2-A2 Certificates, until the Targeted Senior Enhancement Percentage has been reached. Principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Principal Balance.

## Interest Payment Priority

The Interest Rates for Classes 1-A1, 1-A3, 2-A1, 2-A2, M1, M2, M3, M4, M5, M6 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class 1-A2 Certificates for the first 24 Distribution Dates will be equal to the lesser of their stated fixed interest rate and the Group 1 Senior Net Funds Cap. Beginning on October 25, 2005, the Class 1-A2 Certificates will accrue interest at a rate equal to the lesser of (i) one-month LIBOR plus a margin and (ii) the Group 1 Senior Net Funds Cap and beginning on November 25, 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2 Certificates will be calculated on a [30/360] basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on October 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1 and Group 2, the Servicing Fee and the Trustee Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A1, Class 1-A2, Class 1-A3 and Component A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A1, Class 2-A2 and Component A-IO(2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal payment priority in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

## Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall Amounts, to the Class 1-A1, Class 1-A2, Class 1-A3, Class 2-A1 and Class 2-A2, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

## Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

| Distribution Dates | A-IO(1) Notional Amount | A-IO(2) Notional Amount | Total Notional Amount |
|---|---|---|---|
| 1-6 | 104,340,634 | 17,731,366 | 122,072,000 |
| 7-12 | 78,255,475 | 13,298,525 | 91,554,000 |
| 13-18 | 52,170,317 | 8,865,683 | 61,036,000 |
| 19-24 | 26,085,158 | 4,432,842 | 30,518,000 |

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from all of Collateral Groups 1 and 2. The A-IO(1) Component Notional Balance will be approximately 85% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 15% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

## Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

## Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of [ ]%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

| Month | Approximate Notional Balance ($) |
|---|---|
| 1 | N/A |
| 2 | |
| 3 | |
| 4 | |
| 5 | |
| 6 | |
| 7 | |
| 8 | |
| 9 | |
| 10 | |
| 11 | |
| 12 | |

| Month | Approximate Notional Balance ($) |
|---|---|
| 13 | |
| 14 | |
| 15 | |
| 16 | |
| 17 | |
| 18 | |
| 19 | |
| 20 | |
| 21 | |
| 22 | |
| 23 | |
| 24 | |

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

## Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 clause (b) will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC Insured Mortgage Loan.

## Origination and Servicing

All of the mortgage loans were originated by Aames and as of the closing date all mortgage loans will be serviced by Wilshire. All of the mortgage loans will be master serviced by Aurora Loan Services.

## Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

## Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount of interest as calculated using the applicable Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

## Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B Certificates, and the Class M Certificates in inverse order of rank (together with the Class B Certificates, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 1-A3, 2-A1 and 2-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

## Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

## 10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the Pool Principal Balance is reduced to less than 10% of the Cut-off Date Pool Principal Balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class 1-A1, Class 1-A3, Class 2-A1 and Class 2-A2 will double, the margin on Class 1-A2 will increase by 0.25%, and the margins on the Class M1, M2, M3, M4, M5, M6 and B will increase to 1.5 times their initial margin.

# Credit Enhancement

## Subordination

Classes 1-A1, 1-A2, 1-A3, 2-A1, 2-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 1-A3, 2-A1, 2-A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 1-A3, 2-A1 and 2-A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

## Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 1.25% of the Cut-off Date Pool Principal Balance. On or after the Stepdown Date as long as a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Pool Principal Balance and (2) the lesser of (i) 1.25% of the Cut-Off Date Pool Principal Balance and (ii) 2.50% of the current Pool Principal Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

## Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 40% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels set by the rating agencies.

| Distribution Date | Loss Percentage |
| --- | --- |
| November 2006 to October 2007 | 3.00% for the first month, plus an additional 1/12th of 1.25% for each month thereafter |
| November 2007 to October 2008 | 4.25% for the first month, plus an additional 1/12th of 1.25 % for each month thereafter |
| November 2008 to October 2009 | 5.50% for the first month, plus an additional 1/12th of 0.75% for each month thereafter |
| November 2009 to October 2010 | 6.25% for the first month, plus an additional 1/12th of 0.25% for each month thereafter |
| November 2010 and thereafter | 6.50% |

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

| | | | | |
|---|---|---|---|---|
| 1-A1<br>Aaa/AAA<br>Libor Floater<br>(Group 1) | | 2-A1<br>Aaa/AAA<br>Libor Floater<br>(Group 2) | A-IO<br>Aaa/AAA<br>6.00% Interest Rate | Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 1-A3, 2-A1 and 2-A2. |
| 1-A2<br>Aaa/AAA<br>Fixed-Floating<br>(Group 1) | 1-A3<br>Aaa/AAA<br>Libor Floater<br>(Group 1) | 2-A2<br>Aaa/AAA<br>Libor Floater<br>(Group 2) | | |
| M1<br>Aa2/AA<br>Libor Floater | | | | Classes M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments. |
| M2<br>A2/A<br>Libor Floater | | | | |
| M3<br>A3/A-<br>Libor Floater | | | | |
| M4<br>Baa1/BBB+<br>Libor Floater | | | | |
| M5<br>Baa2/BBB<br>Libor Floater | | | | |
| M6<br>Baa3/BBB-<br>Libor Floater | | | | |
| B<br>Ba1/BB+<br>Libor Floater | | | | |

## Contacts

| | | |
|---|---|---|
| ***MBS Trading*** | Dan Wallace | (212) 526-8315 |
| | Matt Miller | (212) 526-8315 |
| | Rishi Bansal | (212) 526-8315 |
| | Alar Randmere | (212) 526-8315 |
| | Sumit Chhabra | (212) 526-8315 |
| ***Syndicate*** | Kevin White | (212) 526-9519 |
| | Bob Caldwell | (212) 526-9519 |
| | Dan Covello | (212) 526-9519 |
| ***MBS Banking*** | Ellen Kiernan | (212) 526-4279 |
| | Jenna Levine | (212) 526-1453 |
| | David Wong | (212) 526-6414 |

| Summary of Terms | |
|---|---|
| *Issuer:* | Aames Mortgage Trust 2003-1 |
| *Depositor:* | Structured Asset Securities Corporation |
| *Trustee:* | U.S. Bank |
| *Master Servicer:* | Aurora Loan Services |
| *Credit Risk Manager:* | The MurrayHill Company |
| *Underwriter:* | Lehman Brothers Inc. |
| *Distribution Date:* | 25th of each month, or the next succeeding Business Day<br>First Payment Date: November 25, 2003 |
| *Cut-Off Date:* | October 1, 2003 |
| *Expected Pricing Date:* | October [ ], 2003 |
| *Closing Date:* | October 30, 2003 |
| *Settlement Date:* | October 30, 2003 through DTC, Euroclear or Cedel Bank |
| *Delay Days:* | 0 day delay – All Classes |
| *Dated Date:* | October 25, 2003 |
| *Day Count:* | Actual/360 on Classes 1-A1, 1-A3, 2-A1, 2-A2, M1, M2, M3, M4, M5, M6 and B<br>30/360 on Classes 1-A2 and Class A-IO |
| *Collection Period:* | 2nd day of prior month through 1st day of month of such distribution |
| *Servicing Fee:* | 0.50% of the Group principal balance annually |
| *Trustee Fee:* | 0.006% of the Group principal balance annually |

| Summary of Terms (continued) | |
|---|---|
| *Clearing/Registration:* | Book-entry through DTC, Euroclear, and Cedel |
| *Denomination:* | Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 1-A3, 2-A1 and 2-A2 Certificates. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO. |
| *SMMEA Eligibility:* | None of the classes are expected to be SMMEA eligible |
| *ERISA Eligibility:* | The Class A, Class M and Class A-IO Certificates are expected to be ERISA eligible. |
| *Tax Status:* | REMIC for Federal income tax purposes |

## Sensitivity Analysis – To 10% Call

| Prepayment Assumption (1) | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| Class 1-A1 | | | | | |
| Avg. Life (yrs) | 2.47 | 1.65 | 1.20 | 0.94 | 0.76 |
| Window (mos) | 1-75 | 1-50 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 1/25/2010 | 12/25/2007 | 7/25/2006 | 12/25/2005 | 7/25/2005 |
| Class 1-A2 | | | | | |
| Avg. Life (yrs) | 10.89 | 7.46 | 5.47 | 3.91 | 2.59 |
| Window (mos) | 75-177 | 50-123 | 33-92 | 26-72 | 21-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class 1-A3 | | | | | |
| Avg. Life (yrs) | 10.89 | 7.46 | 5.47 | 3.91 | 2.59 |
| Window (mos) | 75-177 | 50-123 | 33-92 | 26-72 | 21-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class 2-A1 | | | | | |
| Avg. Life (yrs) | 3.29 | 2.20 | 1.58 | 1.16 | 0.93 |
| Window (mos) | 1-118 | 1-80 | 1-59 | 1-34 | 1-27 |
| Expected Final Mat. | 8/25/2013 | 6/25/2010 | 9/25/2008 | 8/25/2006 | 1/25/2006 |
| Class 2-A2 | | | | | |
| Avg. Life (yrs) | 13.18 | 9.07 | 6.74 | 4.96 | 2.99 |
| Window (mos) | 118-177 | 80-123 | 59-92 | 34-72 | 27-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

| *Sensitivity Analysis – To 10% Call* | | | | | |
|---|---|---|---|---|---|
| Prepayment Assumption [1] | 50% | 75% | **100%** | 125% | 150% |
| Class M1 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.13 | 4.61 | 4.71 |
| Window (mos) | 57-177 | 38-123 | 40-92 | 45-72 | 51-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class M2 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.07 | 4.33 | 4.09 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 40-72 | 43-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class M3 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.05 | 4.23 | 3.84 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 39-72 | 41-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class M4 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.05 | 4.20 | 3.77 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 39-72 | 40-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class M5 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.04 | 4.17 | 3.73 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 38-72 | 39-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class M6 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.03 | 4.16 | 3.68 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 38-72 | 38-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |
| Class B | | | | | |
| Avg. Life (yrs) | 9.35 | 6.36 | 4.78 | 3.93 | 3.48 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 37-72 | 37-58 |
| Expected Final Mat. | 7/25/2018 | 1/25/2014 | 6/25/2011 | 10/25/2009 | 8/25/2008 |

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

| Sensitivity Analysis – To 10% Call | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| Class 1-A1 | | | |
| Avg. Life (yrs) | 1.56 | 0.99 | 0.71 |
| Window (mos) | 1-47 | 1-27 | 1-19 |
| Expected Final Mat. | 9/25/2007 | 1/25/2006 | 5/25/2005 |
| Class 1-A2 | | | |
| Avg. Life (yrs) | 7.07 | 4.26 | 2.26 |
| Window (mos) | 47-117 | 27-76 | 19-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| Class 1-A3 | | | |
| Avg. Life (yrs) | 7.07 | 4.26 | 2.26 |
| Window (mos) | 47-117 | 27-76 | 19-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| Class 2-A1 | | | |
| Avg. Life (yrs) | 2.10 | 1.24 | 0.89 |
| Window (mos) | 1-77 | 1-36 | 1-26 |
| Expected Final Mat. | 3/25/2010 | 10/25/2006 | 12/25/2005 |
| Class 2-A2 | | | |
| Avg. Life (yrs) | 8.67 | 5.56 | 2.59 |
| Window (mos) | 77-117 | 36-76 | 26-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |

| Sensitivity Analysis – To 10% Call | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| Class M1 | | | |
| Avg. Life (yrs) | 6.33 | 4.66 | 4.49 |
| Window (mos) | 37-117 | 43-76 | 54-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| Class M2 | | | |
| Avg. Life (yrs) | 6.33 | 4.45 | 4.10 |
| Window (mos) | 37-117 | 40-76 | 44-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| Class M3 | | | |
| Avg. Life (yrs) | 6.33 | 4.37 | 3.77 |
| Window (mos) | 37-117 | 39-76 | 42-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| Class M4 | | | |
| Avg. Life (yrs) | 6.33 | 4.36 | 3.68 |
| Window (mos) | 37-117 | 38-76 | 40-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| Class M5 | | | |
| Avg. Life (yrs) | 6.33 | 4.33 | 3.63 |
| Window (mos) | 37-117 | 38-76 | 40-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| Class M6 | | | |
| Avg. Life (yrs) | 6.33 | 4.33 | 3.57 |
| Window (mos) | 37-117 | 37-76 | 38-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |
| Class B | | | |
| Avg. Life (yrs) | 6.02 | 4.10 | 3.37 |
| Window (mos) | 37-117 | 37-76 | 37-54 |
| Expected Final Mat. | 7/25/2013 | 2/25/2010 | 4/25/2008 |

## *Sensitivity Analysis – To Maturity*

| Prepayment Assumption (1) | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| Class 1-A1 | | | | | |
| Avg. Life (yrs) | 2.47 | 1.65 | 1.20 | 0.94 | 0.76 |
| Window (mos) | 1-75 | 1-50 | 1-33 | 1-26 | 1-21 |
| Expected Final Mat. | 1/25/2010 | 12/25/2007 | 7/25/2006 | 12/25/2005 | 7/25/2005 |
| Class 1-A2 | | | | | |
| Avg. Life (yrs) | 12.00 | 8.40 | 6.20 | 4.49 | 2.97 |
| Window (mos) | 75-315 | 50-259 | 33-203 | 26-161 | 21-131 |
| Expected Final Mat. | 1/25/2030 | 5/25/2025 | 9/25/2020 | 3/25/2017 | 9/25/2014 |
| Class 1-A3 | | | | | |
| Avg. Life (yrs) | 12.00 | 8.40 | 6.20 | 4.49 | 2.97 |
| Window (mos) | 75-315 | 50-259 | 33-203 | 26-161 | 21-131 |
| Expected Final Mat. | 1/25/2030 | 5/25/2025 | 9/25/2020 | 3/25/2017 | 9/25/2014 |
| Class 2-A1 | | | | | |
| Avg. Life (yrs) | 3.29 | 2.20 | 1.58 | 1.16 | 0.93 |
| Window (mos) | 1-118 | 1-80 | 1-59 | 1-34 | 1-27 |
| Expected Final Mat. | 8/25/2013 | 6/25/2010 | 9/25/2008 | 8/25/2006 | 1/25/2006 |
| Class 2-A2 | | | | | |
| Avg. Life (yrs) | 15.04 | 10.60 | 7.90 | 5.86 | 3.52 |
| Window (mos) | 118-311 | 80-251 | 59-194 | 34-152 | 27-120 |
| Expected Final Mat. | 9/25/2029 | 9/25/2024 | 12/25/2019 | 6/25/2016 | 10/25/2013 |

**(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one**

**Sensitivity Analysis – To Maturity**

| Prepayment Assumption [(1)] | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| Class M1 | | | | | |
| Avg. Life (yrs) | 10.61 | 7.36 | 5.66 | 5.03 | 5.37 |
| Window (mos) | 57-290 | 38-223 | 40-171 | 45-135 | 51-109 |
| Expected Final Mat. | 12/25/2027 | 5/25/2022 | 1/25/2018 | 1/25/2015 | 11/25/2012 |
| Class M2 | | | | | |
| Avg. Life (yrs) | 10.55 | 7.30 | 5.55 | 4.70 | 4.39 |
| Window (mos) | 57-274 | 38-205 | 38-156 | 40-123 | 43-99 |
| Expected Final Mat. | 8/25/2026 | 11/25/2020 | 10/25/2016 | 1/25/2014 | 1/25/2012 |
| Class M3 | | | | | |
| Avg. Life (yrs) | 10.45 | 7.20 | 5.45 | 4.54 | 4.09 |
| Window (mos) | 57-248 | 38-180 | 38-136 | 39-107 | 41-86 |
| Expected Final Mat. | 6/25/2024 | 10/25/2018 | 2/25/2015 | 9/25/2012 | 12/25/2010 |
| Class M4 | | | | | |
| Avg. Life (yrs) | 10.36 | 7.13 | 5.39 | 4.46 | 3.98 |
| Window (mos) | 57-234 | 38-168 | 38-126 | 39-99 | 40-80 |
| Expected Final Mat. | 4/25/2023 | 10/25/2017 | 4/25/2014 | 1/25/2012 | 6/25/2010 |
| Class M5 | | | | | |
| Avg. Life (yrs) | 10.25 | 7.04 | 5.31 | 4.39 | 3.90 |
| Window (mos) | 57-221 | 38-157 | 37-118 | 38-92 | 39-74 |
| Expected Final Mat. | 3/25/2022 | 11/25/2016 | 8/25/2013 | 6/25/2011 | 12/25/2009 |
| Class M6 | | | | | |
| Avg. Life (yrs) | 10.03 | 6.87 | 5.17 | 4.27 | 3.77 |
| Window (mos) | 57-209 | 38-147 | 37-110 | 38-86 | 38-69 |
| Expected Final Mat. | 3/25/2021 | 1/25/2016 | 12/25/2012 | 12/25/2010 | 7/25/2009 |
| Class B | | | | | |
| Avg. Life (yrs) | 9.35 | 6.36 | 4.78 | 3.93 | 3.48 |
| Window (mos) | 57-179 | 38-124 | 37-93 | 37-72 | 37-58 |
| Expected Final Mat. | 9/25/2018 | 2/25/2014 | 7/25/2011 | 10/25/2009 | 8/25/2008 |

**(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

| *Sensitivity Analysis – To Maturity* | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| Class 1-A1 | | | |
| Avg. Life (yrs) | 1.56 | 0.99 | 0.71 |
| Window (mos) | 1-47 | 1-27 | 1-19 |
| Expected Final Mat. | 9/25/2007 | 1/25/2006 | 5/25/2005 |
| Class 1-A2 | | | |
| Avg. Life (yrs) | 7.94 | 4.85 | 2.34 |
| Window (mos) | 47-249 | 27-169 | 19-121 |
| Expected Final Mat. | 7/25/2024 | 11/25/2017 | 11/25/2013 |
| Class 1-A3 | | | |
| Avg. Life (yrs) | 7.94 | 4.85 | 2.34 |
| Window (mos) | 47-249 | 27-169 | 19-121 |
| Expected Final Mat. | 7/25/2024 | 11/25/2017 | 11/25/2013 |
| Class 2-A1 | | | |
| Avg. Life (yrs) | 2.10 | 1.24 | 0.89 |
| Window (mos) | 1-77 | 1-36 | 1-26 |
| Expected Final Mat. | 3/25/2010 | 10/25/2006 | 12/25/2005 |
| Class 2-A2 | | | |
| Avg. Life (yrs) | 10.25 | 6.62 | 2.73 |
| Window (mos) | 77-249 | 36-169 | 26-121 |
| Expected Final Mat. | 7/25/2024 | 11/25/2017 | 11/25/2013 |

| Sensitivity Analysis – To Maturity | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| Class M1 | | | |
| Avg. Life (yrs) | 6.98 | 5.09 | 6.01 |
| Window (mos) | 37-212 | 43-141 | 54-109 |
| Expected Final Mat. | 6/25/2021 | 7/25/2015 | 11/25/2012 |
| Class M2 | | | |
| Avg. Life (yrs) | 6.91 | 4.84 | 4.38 |
| Window (mos) | 37-195 | 40-129 | 44-92 |
| Expected Final Mat. | 1/25/2020 | 7/25/2014 | 6/25/2011 |
| Class M3 | | | |
| Avg. Life (yrs) | 6.82 | 4.70 | 4.01 |
| Window (mos) | 37-171 | 39-112 | 42-80 |
| Expected Final Mat. | 1/25/2018 | 2/25/2013 | 6/25/2010 |
| Class M4 | | | |
| Avg. Life (yrs) | 6.75 | 4.64 | 3.88 |
| Window (mos) | 37-159 | 38-104 | 40-74 |
| Expected Final Mat. | 1/25/2017 | 6/25/2012 | 12/25/2009 |
| Class M5 | | | |
| Avg. Life (yrs) | 6.67 | 4.55 | 3.79 |
| Window (mos) | 37-149 | 38-97 | 40-69 |
| Expected Final Mat. | 3/25/2016 | 11/25/2011 | 7/25/2009 |
| Class M6 | | | |
| Avg. Life (yrs) | 6.51 | 4.44 | 3.65 |
| Window (mos) | 37-140 | 37-91 | 38-65 |
| Expected Final Mat. | 6/25/2015 | 5/25/2011 | 3/25/2009 |
| Class B | | | |
| Avg. Life (yrs) | 6.02 | 4.10 | 3.37 |
| Window (mos) | 37-118 | 37-76 | 37-54 |
| Expected Final Mat. | 8/25/2013 | 2/25/2010 | 4/25/2008 |

| A-IO Sensitivity Analysis [1] | |
|---|---|
| Price (%) [2] | Yield (%) |
| 7.205838 | 3.724 |
| 7.215838 | 3.542 |
| 7.225838 | 3.361 |
| 7.235838 | 3.180 |
| 7.245838 | 3.000 |
| 7.255838 | 2.820 |
| 7.265838 | 2.641 |
| 7.275838 | 2.463 |
| 7.285838 | 2.284 |
| Mod. Dur. | 0.76 [3] |

**(1) Shown at the Certificate pricing assumption as defined on page one.**

**(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**

**(3) Assumes a price of 7.245838% plus accrued interest.**

## Net Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Net Funds Cap is not shown.*

| Period | Group 1 Senior Net Funds Cap (%) | Group 2 Senior Net Funds Cap (%) | Mezzanine & Subordinate Class Net Funds Cap (%) | Period | Group 1 Senior Net Funds Cap (%) | Group 2 Senior Net Funds Cap (%) | Mezzanine & Subordinate Class Net Funds Cap (%) |
|---|---|---|---|---|---|---|---|
| 1 | N/A | N/A | N/A | 31 | 9.40752 | 9.16301 | 9.37201 |
| 2 | N/A | N/A | N/A | 32 | 9.10121 | 8.86463 | 9.06685 |
| 3 | N/A | N/A | N/A | 33 | 9.40165 | 9.27463 | 9.38320 |
| 4 | N/A | N/A | N/A | 34 | 9.65559 | 9.52108 | 9.63605 |
| 5 | N/A | N/A | N/A | 35 | 9.65191 | 9.51737 | 9.63237 |
| 6 | N/A | N/A | N/A | 36 | 9.96985 | 9.83077 | 9.94965 |
| 7 | N/A | N/A | N/A | 37 | 9.64458 | 9.50994 | 9.62502 |
| 8 | N/A | N/A | N/A | 38 | 9.96228 | 9.82310 | 9.94207 |
| 9 | N/A | N/A | N/A | 39 | 9.63727 | 9.54004 | 9.62314 |
| 10 | N/A | N/A | N/A | 40 | 10.15025 | 10.08003 | 10.14005 |
| 11 | N/A | N/A | N/A | 41 | 11.23294 | 11.15510 | 11.22163 |
| 12 | N/A | N/A | N/A | 42 | 10.14152 | 10.07113 | 10.13129 |
| 13 | N/A | N/A | N/A | 43 | 10.47507 | 10.40224 | 10.46449 |
| 14 | N/A | N/A | N/A | 44 | 10.13283 | 10.06225 | 10.12257 |
| 15 | N/A | N/A | N/A | 45 | 10.46611 | 10.43149 | 10.46108 |
| 16 | N/A | N/A | N/A | 46 | 10.14223 | 10.09051 | 10.13471 |
| 17 | N/A | N/A | N/A | 47 | 10.13789 | 10.08603 | 10.13035 |
| 18 | N/A | N/A | N/A | 48 | 10.47134 | 10.41761 | 10.46353 |
| 19 | N/A | N/A | N/A | 49 | 10.12924 | 10.07709 | 10.12165 |
| 20 | N/A | N/A | N/A | 50 | 10.46242 | 10.40838 | 10.45456 |
| 21 | N/A | N/A | N/A | 51 | 10.12063 | 10.10501 | 10.11835 |
| 22 | N/A | N/A | N/A | 52 | 10.13421 | 10.10050 | 10.12931 |
| 23 | N/A | N/A | N/A | 53 | 10.82852 | 10.79228 | 10.82325 |
| 24 | N/A | N/A | N/A | 54 | 10.12562 | 10.09152 | 10.12065 |
| 25 | 8.60922 | 8.32857 | 8.56846 | 55 | 10.45871 | 10.42326 | 10.45355 |
| 26 | 8.89403 | 8.60407 | 8.85191 | 56 | 10.11706 | 10.08255 | 10.11204 |
| 27 | 8.60503 | 8.32446 | 8.56427 | 57 | 10.44990 | 10.41401 | 10.44467 |
| 28 | 9.11261 | 8.87583 | 9.07822 | 58 | 10.11759 | 10.07360 | 10.11118 |
| 29 | 10.08580 | 9.82371 | 10.04773 | 59 | 10.11332 | 10.06913 | 10.10689 |
| 30 | 9.10690 | 8.87023 | 9.07252 | 60 | 10.44604 | 10.40016 | 10.43936 |

**(1) Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.**

**(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.**

# *Aames 2003-1 Collateral Summary -Aggregate*

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 4,335 | **Prepayment Penalty** | |
| **Total Outstanding Loan Balance** | $508,635,361 | None | 20.4% |
| **Average Loan Principal Balance** | $117,332 | 0.001-1.000 | 6.1% |
| **Fixed Rate** | 41.4% | 1.001-2.000 | 45.5% |
| **Adjustable Rate** | 58.6% | 2.001-3.000 | 28.0% |
| **Prepayment Penalty** | 79.6% | 4.001-5.000 | 0.0% |
| **Weighted Average Coupon** | 7.7% | | |
| **Weighted Average Margin** | 6.3% | **Geographic Distribution** | |
| **Weighted Average Initial Periodic Cap** | 3.0% | (Other states account individually for less than | |
| **Weighted Average Periodic Cap** | 1.0% | 4% of the Cut-off Date principal balance) | |
| **Weighted Average Maximum Rate** | 13.6% | CA | 32.9% |
| **Weighted Average Floor** | 7.6% | FL | 16.1% |
| **Weighted Average Original Term (mo.)** | 343.8 | TX | 7.8% |
| **Weighted Average Remaining Term (mo.)** | 340.9 | NY | 6.6% |
| **Weighted Average Loan Age (mo.)** | 2.9 | WA | 4.1% |
| **Weighted Average Combined LTV** | 80.4% | | |
| **Non-Zero Weighted Average FICO** | 611 | **Occupancy Status** | |
| **Non-Zero Weighted Average DTI** | 40.7% | Primary Home | 93.6% |
| | | Investment | 6.3% |
| **Lien Position** | | Second Home | 0.1% |
| First | 91.8% | | |
| Second | 8.2% | | |
| | | | |
| **Product Type** | | | |
| 2/28 ARM (LIBOR) | 55.8% | | |
| Fixed Rate | 41.4% | | |
| 3/27 ARM (LIBOR) | 2.3% | | |
| 5/25 ARM (LIBOR) | 0.4% | | |
| 6 MO LIBOR ARM | 0.0% | | |

## *Collateral Characteristics -Aggregate*

Collateral characteristics are listed below as of the Cut-off Date

| *Scheduled Principal Balances* | | | |
|---|---|---|---|
| **($)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| 0.01 - 50,000.00 | 1,083 | $33,660,785.60 | 6.62% |
| 50,000.01 - 100,000.00 | 1,222 | 89,542,155.55 | 17.60 |
| 100,000.01 - 150,000.00 | 802 | 98,934,228.57 | 19.45 |
| 150,000.01 - 200,000.00 | 524 | 90,079,829.23 | 17.71 |
| 200,000.01 - 250,000.00 | 333 | 73,970,895.53 | 14.54 |
| 250,000.01 - 300,000.00 | 156 | 42,397,236.19 | 8.34 |
| 300,000.01 - 350,000.00 | 100 | 32,243,029.08 | 6.34 |
| 350,000.01 - 400,000.00 | 60 | 22,334,787.83 | 4.39 |
| 400,000.01 - 450,000.00 | 31 | 13,206,148.39 | 2.60 |
| 450,000.01 - 500,000.00 | 20 | 9,606,671.90 | 1.89 |
| 550,000.01 - 600,000.00 | 1 | 590,535.72 | 0.12 |
| 600,000.01 - 650,000.00 | 1 | 617,952.58 | 0.12 |
| 700,000.01 - 750,000.00 | 2 | 1,451,104.56 | 0.29 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

| | |
|---|---|
| Minimum: | $9,925.03 |
| Maximum: | $748,126.61 |
| Average: | $117,332.26 |

## *Collateral Characteristics- Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

### *Mortgage Rates*

| (%) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
|---|---|---|---|
| <= 5.500 | 101 | $20,478,817.33 | 4.03% |
| 5.501 - 6.000 | 206 | 41,318,812.02 | 8.12 |
| 6.001 - 6.500 | 338 | 63,000,896.80 | 12.39 |
| 6.501 - 7.000 | 439 | 78,484,949.98 | 15.43 |
| 7.001 - 7.500 | 397 | 61,227,966.92 | 12.04 |
| 7.501 - 8.000 | 554 | 80,106,632.17 | 15.75 |
| 8.001 - 8.500 | 347 | 42,826,956.42 | 8.42 |
| 8.501 - 9.000 | 334 | 36,252,027.62 | 7.13 |
| 9.001 - 9.500 | 229 | 19,933,314.04 | 3.92 |
| 9.501 - 10.000 | 251 | 16,505,413.14 | 3.25 |
| 10.001 - 10.500 | 142 | 8,816,369.94 | 1.73 |
| 10.501 - 11.000 | 140 | 7,225,847.29 | 1.42 |
| 11.001 - 11.500 | 143 | 5,852,849.02 | 1.15 |
| 11.501 - 12.000 | 297 | 11,416,204.25 | 2.24 |
| 12.001 - 12.500 | 202 | 8,360,436.07 | 1.64 |
| 12.501 - 13.000 | 111 | 3,694,192.33 | 0.73 |
| 13.001 - 13.500 | 98 | 2,966,225.64 | 0.58 |
| 13.501 - 14.000 | 4 | 125,084.86 | 0.02 |
| 14.001 - 14.250 | 1 | 31,588.90 | 0.01 |
| >= 14.251 | 1 | 10,775.99 | 0.00 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

Minimum: 4.500%
Maximum: 14.350%
Weighted Average: 7.746%

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Original Terms to Stated Maturity* | | | |
|---|---|---|---|
| (months) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| <= 170 | 11 | $778,259.72 | 0.15% |
| 171 - 180 | 176 | 13,622,405.60 | 2.68 |
| 181 - 240 | 1,134 | 46,569,853.66 | 9.16 |
| 241 - 300 | 5 | 491,455.87 | 0.10 |
| 301 - 360 | 3,009 | 447,173,385.88 | 87.92 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

Minimum: 120.0
Maximum: 360.0
Weighted Average: 343.8

| *Remaining Terms to Stated Maturity* | | | |
|---|---|---|---|
| (months) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| <= 170 | 11 | $778,259.72 | 0.15% |
| 171 - 180 | 176 | 13,622,405.60 | 2.68 |
| 181 - 240 | 1,134 | 46,569,853.66 | 9.16 |
| 241 - 300 | 5 | 491,455.87 | 0.10 |
| 301 - 360 | 3,009 | 447,173,385.88 | 87.92 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

Minimum: 117.0
Maximum: 359.0
Weighted Average: 340.9

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Combined Loan-to-Value Ratio* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 10.001 - 20.000 | 4 | $279,371.12 | 0.05% |
| 20.001 - 30.000 | 8 | 628,405.26 | 0.12 |
| 30.001 - 40.000 | 23 | 2,033,679.54 | 0.40 |
| 40.001 - 50.000 | 67 | 7,025,987.00 | 1.38 |
| 50.001 - 60.000 | 144 | 21,508,148.38 | 4.23 |
| 60.001 - 70.000 | 364 | 51,587,893.02 | 10.14 |
| 70.001 - 80.000 | 1,587 | 234,569,331.33 | 46.12 |
| 80.001 - 90.000 | 736 | 108,113,009.73 | 21.26 |
| 90.001 - 100.000 | 1,402 | 82,889,535.35 | 16.30 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

Minimum: 12.540%
Maximum: 100.000%
Weighted Average: 80.443%

| *FICO Score* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 451 - 500 | 9 | $1,354,342.56 | 0.27% |
| 501 - 550 | 673 | 89,787,202.98 | 17.65 |
| 551 - 600 | 1,078 | 128,805,425.37 | 25.32 |
| 601 - 650 | 1,471 | 160,645,180.06 | 31.58 |
| 651 - 700 | 838 | 92,197,382.46 | 18.13 |
| 701 - 750 | 199 | 27,183,243.95 | 5.34 |
| 751 - 800 | 65 | 8,456,976.64 | 1.66 |
| >= 801 | 2 | 205,606.71 | 0.04 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

Minimum: 498
Maximum: 810
Weighted Average: 611

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Loan Purpose* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| Cash Out Refinance | 2,095 | $290,133,225.93 | 57.04% |
| Purchase | 1,653 | 154,549,966.56 | 30.39 |
| Rate/Term Refinance | 587 | 63,952,168.24 | 12.57 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

| *Property Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| Single Family | 3,911 | $455,663,042.63 | 89.59% |
| Condo | 277 | 30,430,391.76 | 5.98 |
| 2-4 Family | 124 | 19,697,987.66 | 3.87 |
| PUD | 22 | 2,755,194.74 | 0.54 |
| Manufactured Housing | 1 | 88,743.94 | 0.02 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

## Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

| States – Top 30 | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| CA-S | 706 | $115,125,194.56 | 22.63% |
| FL | 770 | 81,774,301.36 | 16.08 |
| CA-N | 300 | 52,421,969.69 | 10.31 |
| TX | 519 | 39,885,690.63 | 7.84 |
| NY | 177 | 33,684,555.77 | 6.62 |
| WA | 199 | 20,973,491.42 | 4.12 |
| MA | 71 | 13,679,774.82 | 2.69 |
| VA | 91 | 12,595,526.20 | 2.48 |
| IL | 113 | 12,244,834.82 | 2.41 |
| MI | 111 | 10,724,678.18 | 2.11 |
| OH | 137 | 9,791,338.06 | 1.93 |
| NV | 84 | 9,451,038.42 | 1.86 |
| MN | 88 | 8,830,150.27 | 1.74 |
| CO | 71 | 7,547,820.15 | 1.48 |
| NJ | 38 | 7,422,972.54 | 1.46 |
| AZ | 87 | 7,351,731.44 | 1.45 |
| GA | 61 | 5,781,047.15 | 1.14 |
| MD | 47 | 5,760,430.45 | 1.13 |
| NC | 69 | 5,501,214.55 | 1.08 |
| CT | 41 | 5,023,790.32 | 0.99 |
| MO | 69 | 4,539,646.51 | 0.89 |
| PA | 54 | 4,059,836.99 | 0.80 |
| RI | 24 | 3,107,324.66 | 0.61 |
| OK | 45 | 2,948,064.04 | 0.58 |
| TN | 46 | 2,699,489.05 | 0.53 |
| IN | 44 | 2,629,011.89 | 0.52 |
| WI | 30 | 2,480,869.02 | 0.49 |
| OR | 20 | 2,450,538.33 | 0.48 |
| UT | 27 | 2,023,580.44 | 0.40 |
| LA | 28 | 1,775,224.93 | 0.35 |
| Other | 168 | 14,350,224.07 | 2.82 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Prepayment Penalty Description* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| None | 1,153 | $103,573,875.79 | 20.36% |
| 1% of Amt. Prepaid | 2 | 71,265.49 | 0.01 |
| 1% of Orig. Bal. | 93 | 6,051,639.05 | 1.19 |
| 1% of UPB | 110 | 10,593,505.04 | 2.08 |
| 2 Mos. Int. on Amt. Prepaid >20% Orig. Bal. | 10 | 1,118,142.19 | 0.22 |
| 2 Mos. Int. on UPB | 2 | 429,208.51 | 0.08 |
| 2% of UPB | 220 | 22,529,864.59 | 4.43 |
| 3 Mos. Int. on UPB | 61 | 12,798,275.93 | 2.52 |
| 3% of UPB | 2 | 251,272.25 | 0.05 |
| 5% 4% 3% 2% 1% of UPB | 13 | 342,169.37 | 0.07 |
| 5% of UPB | 50 | 3,182,445.83 | 0.63 |
| 6 Mos. Int. on Amt. Prepaid | 2 | 307,406.47 | 0.06 |
| 6 Mos. Int. on Amt. Prepaid >20% Orig. Bal. | 2,092 | 282,893,892.92 | 55.62 |
| 6 Mos. Int. on UPB | 525 | 64,492,397.30 | 12.68 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

| *Documentation Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| Full | 3,042 | $351,192,661.96 | 69.05% |
| Stated | 1,198 | 142,495,594.42 | 28.02 |
| Limited | 95 | 14,947,104.35 | 2.94 |
| **Total:** | **4,335** | **$508,635,360.73** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Gross Margin* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 3.501 - 4.000 | 4 | $861,495.85 | 0.29% |
| 4.001 - 4.500 | 32 | 7,294,867.70 | 2.45 |
| 4.501 - 5.000 | 30 | 6,074,282.12 | 2.04 |
| 5.001 - 5.500 | 100 | 19,502,568.66 | 6.55 |
| 5.501 - 6.000 | 512 | 86,960,469.00 | 29.20 |
| 6.001 - 6.500 | 252 | 37,614,158.27 | 12.63 |
| 6.501 - 7.000 | 842 | 113,399,391.86 | 38.08 |
| 7.001 - 7.500 | 82 | 12,865,417.41 | 4.32 |
| 7.501 - 8.000 | 58 | 8,790,865.66 | 2.95 |
| 8.001 - 8.500 | 33 | 4,445,369.31 | 1.49 |
| **Total:** | **1,945** | **$297,808,885.84** | **100.00%** |

Minimum: 3.625%
Maximum: 8.320%
Weighted Average: 6.329%

## *Collateral Characteristics- Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Initial Periodic Cap* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| 1.000 | 10 | $1,193,642.28 | 0.40% |
| 3.000 | 1,930 | 295,936,801.35 | 99.37 |
| 5.000 | 5 | 678,442.21 | 0.23 |
| **Total:** | **1,945** | **$297,808,885.84** | **100.00%** |

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.997%

| *Periodic Cap* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Pool Principal Balance** |
| 1.000 | 1,944 | $297,714,810.92 | 99.97% |
| 3.000 | 1 | 94,074.92 | 0.03 |
| **Total:** | **1,945** | **$297,808,885.84** | **100.00%** |

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.001%

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Maximum Rate* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| 10.001 - 10.500 | 2 | $432,844.45 | 0.15% |
| 10.501 - 11.000 | 7 | 1,494,919.91 | 0.50 |
| 11.001 - 11.500 | 33 | 6,686,887.88 | 2.25 |
| 11.501 - 12.000 | 96 | 19,464,956.16 | 6.54 |
| 12.001 - 12.500 | 155 | 31,422,514.89 | 10.55 |
| 12.501 - 13.000 | 259 | 49,462,715.61 | 16.61 |
| 13.001 - 13.500 | 246 | 40,604,705.46 | 13.63 |
| 13.501 - 14.000 | 387 | 59,768,817.83 | 20.07 |
| 14.001 - 14.500 | 232 | 31,889,939.09 | 10.71 |
| 14.501 - 15.000 | 215 | 25,743,734.71 | 8.64 |
| 15.001 - 15.500 | 124 | 13,370,394.91 | 4.49 |
| 15.501 - 16.000 | 92 | 8,501,282.41 | 2.85 |
| 16.001 - 16.500 | 48 | 4,797,455.71 | 1.61 |
| 16.501 - 17.000 | 30 | 2,456,754.39 | 0.82 |
| 17.001 - 17.500 | 9 | 693,867.59 | 0.23 |
| 17.501 - 18.000 | 7 | 583,775.82 | 0.20 |
| 18.001 - 18.500 | 2 | 310,248.17 | 0.10 |
| 18.501 - 19.000 | 1 | 123,070.85 | 0.04 |
| **Total:** | **1,945** | **$297,808,885.84** | **100.00%** |

Minimum: 10.500%
Maximum: 18.550%
Weighted Average: 13.558%

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Floor* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
| <= 5.500 | 16 | $3,161,374.10 | 1.06% |
| 5.501 - 6.000 | 106 | 21,123,431.51 | 7.09 |
| 6.001 - 6.500 | 147 | 29,975,861.33 | 10.07 |
| 6.501 - 7.000 | 271 | 52,155,224.42 | 17.51 |
| 7.001 - 7.500 | 246 | 41,152,947.06 | 13.82 |
| 7.501 - 8.000 | 393 | 61,046,097.63 | 20.50 |
| 8.001 - 8.500 | 235 | 32,433,253.00 | 10.89 |
| 8.501 - 9.000 | 215 | 25,724,873.85 | 8.64 |
| 9.001 - 9.500 | 125 | 13,462,411.21 | 4.52 |
| 9.501 - 10.000 | 93 | 8,555,803.71 | 2.87 |
| 10.001 - 10.500 | 49 | 4,849,891.20 | 1.63 |
| 10.501 - 11.000 | 30 | 2,456,754.39 | 0.82 |
| 11.001 - 11.500 | 9 | 693,867.59 | 0.23 |
| 11.501 - 12.000 | 7 | 583,775.82 | 0.20 |
| 12.001 - 12.500 | 2 | 310,248.17 | 0.10 |
| 12.501 - 13.000 | 1 | 123,070.85 | 0.04 |
| **Total:** | **1,945** | **$297,808,885.84** | **100.00%** |

| | |
|---|---|
| Minimum: | 4.650% |
| Maximum: | 12.550% |
| Weighted Average: | 7.594% |

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Next Rate Adjustment Date* | Mortgage Loans | Principal Balance ($) | % of Pool Principal Balance |
|---|---|---|---|
| 2004-01 | 1 | $66,176.88 | 0.02% |
| 2005-04 | 6 | 703,457.25 | 0.24 |
| 2005-05 | 26 | 4,366,977.91 | 1.47 |
| 2005-06 | 136 | 21,101,314.15 | 7.09 |
| 2005-07 | 1,089 | 166,244,446.66 | 55.82 |
| 2005-08 | 587 | 90,564,696.66 | 30.41 |
| 2005-09 | 11 | 1,027,175.08 | 0.34 |
| 2006-04 | 1 | 423,823.14 | 0.14 |
| 2006-05 | 3 | 712,504.74 | 0.24 |
| 2006-06 | 7 | 868,673.58 | 0.29 |
| 2006-07 | 33 | 5,509,798.03 | 1.85 |
| 2006-08 | 30 | 4,347,757.27 | 1.46 |
| 2008-07 | 9 | 1,157,981.84 | 0.39 |
| 2008-08 | 6 | 714,102.65 | 0.24 |
| **Total:** | **1,945** | **$297,808,885.84** | **100.00%** |

## Aames 2003-1 Collateral Summary – Group 1

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 4,021 | **Prepayment Penalty** | |
| **Total Outstanding Loan Balance** | $434,754,373 | None | 19.9% |
| **Average Loan Principal Balance** | $108,121 | 0.001-1.000 | 5.7% |
| **Fixed Rate** | 42.3% | 1.001-2.000 | 45.3% |
| **Adjustable Rate** | 57.7% | 2.001-3.000 | 29.1% |
| **Prepayment Penalty** | 80.1% | | |
| **Weighted Average Coupon** | 7.8% | **Geographic Distribution** | |
| **Weighted Average Margin** | 6.4% | (Other states account individually for less than | |
| **Weighted Average Initial Periodic Cap** | 3.0% | 4% of the Cut-off Date principal balance) | |
| **Weighted Average Periodic Cap** | 1.0% | CA | 30.3% |
| **Weighted Average Maximum Rate** | 13.6% | FL | 17.3% |
| **Weighted Average Floor** | 7.7% | TX | 8.5% |
| **Weighted Average Original Term (mo.)** | 343.0 | NY | 6.4% |
| **Weighted Average Remaining Term (mo.)** | 340.1 | WA | 4.2% |
| **Weighted Average Loan Age (mo.)** | 2.9 | | |
| **Weighted Average Combined LTV** | 80.4% | **Occupancy Status** | |
| **Non-Zero Weighted Average FICO** | 609 | Primary Home | 94.1% |
| **Non-Zero Weighted Average DTI** | 40.6% | Investment | 5.8% |
| | | Second Home | 0.1% |
| **Lien Position** | | | |
| First | 91.8% | | |
| Second | 8.2% | | |
| | | | |
| **Product Type** | | | |
| 2/28 ARM (LIBOR) | 55.2% | | |
| Fixed Rate | 42.3% | | |
| 3/27 ARM (LIBOR) | 2.0% | | |
| 5/25 ARM (LIBOR) | 0.4% | | |
| 6 MO LIBOR ARM | 0.0% | | |

## *Collateral Characteristics - Group 1*

Collateral characteristics are listed below as of the Cut-Off Date

| *Scheduled Principal Balances* | | | |
|---|---|---|---|
| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 0.01 - 50,000.00 | 1,049 | $32,729,960.23 | 7.53% |
| 50,000.01 - 100,000.00 | 1,129 | 82,752,805.00 | 19.03 |
| 100,000.01 - 150,000.00 | 784 | 96,805,892.57 | 22.27 |
| 150,000.01 - 200,000.00 | 519 | 89,258,289.29 | 20.53 |
| 200,000.01 - 250,000.00 | 329 | 73,098,703.23 | 16.81 |
| 250,000.01 - 300,000.00 | 154 | 41,867,090.70 | 9.63 |
| 300,000.01 - 350,000.00 | 53 | 16,589,404.93 | 3.82 |
| 350,000.01 - 400,000.00 | 2 | 745,856.11 | 0.17 |
| 400,000.01 - 450,000.00 | 1 | 410,935.02 | 0.09 |
| 450,000.01 - 500,000.00 | 1 | 495,435.82 | 0.11 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

Minimum: $9,925.03
Maximum: $495,435.82
Average: $108,120.96

## Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

| Mortgage Rates | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 93 | $17,517,284.41 | 4.03% |
| 5.501 - 6.000 | 181 | 32,401,170.07 | 7.45 |
| 6.001 - 6.500 | 303 | 50,213,163.67 | 11.55 |
| 6.501 - 7.000 | 397 | 62,083,868.08 | 14.28 |
| 7.001 - 7.500 | 376 | 54,130,197.56 | 12.45 |
| 7.501 - 8.000 | 522 | 70,224,420.89 | 16.15 |
| 8.001 - 8.500 | 326 | 38,179,220.59 | 8.78 |
| 8.501 - 9.000 | 317 | 33,232,210.36 | 7.64 |
| 9.001 - 9.500 | 219 | 18,555,336.33 | 4.27 |
| 9.501 - 10.000 | 236 | 15,208,164.13 | 3.50 |
| 10.001 - 10.500 | 138 | 8,228,841.94 | 1.89 |
| 10.501 - 11.000 | 129 | 6,455,552.93 | 1.48 |
| 11.001 - 11.500 | 133 | 5,272,985.57 | 1.21 |
| 11.501 - 12.000 | 269 | 9,789,373.42 | 2.25 |
| 12.001 - 12.500 | 180 | 6,960,266.95 | 1.60 |
| 12.501 - 13.000 | 107 | 3,565,480.38 | 0.82 |
| 13.001 - 13.500 | 89 | 2,569,385.87 | 0.59 |
| 13.501 - 14.000 | 4 | 125,084.86 | 0.03 |
| 14.001 - 14.250 | 1 | 31,588.90 | 0.01 |
| >= 14.251 | 1 | 10,775.99 | 0.00 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

Minimum: 4.500%
Maximum: 14.350%
Weighted Average: 7.808%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Original Terms to Stated Maturity* | | | |
|---|---|---|---|
| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 170 | 11 | $778,259.72 | 0.18% |
| 171 - 180 | 171 | 13,034,065.40 | 3.00 |
| 181 - 240 | 1,032 | 40,227,469.89 | 9.25 |
| 241 - 300 | 5 | 491,455.87 | 0.11 |
| 301 - 360 | 2,802 | 380,223,122.02 | 87.46 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

Minimum: 120.0
Maximum: 360.0
Weighted Average: 343.0

| *Remaining Terms to Stated Maturity* | | | |
|---|---|---|---|
| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 170 | 11 | $778,259.72 | 0.18% |
| 171 - 180 | 171 | 13,034,065.40 | 3.00 |
| 181 - 240 | 1,032 | 40,227,469.89 | 9.25 |
| 241 - 300 | 5 | 491,455.87 | 0.11 |
| 301 - 360 | 2,802 | 380,223,122.02 | 87.46 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

Minimum: 117.0
Maximum: 359.0
Weighted Average: 340.1

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Combined Loan-to-Value Ratio* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 20.000 | 4 | $279,371.12 | 0.06% |
| 20.001 - 30.000 | 8 | 628,405.26 | 0.14 |
| 30.001 - 40.000 | 22 | 1,685,295.99 | 0.39 |
| 40.001 - 50.000 | 65 | 6,575,625.51 | 1.51 |
| 50.001 - 60.000 | 136 | 18,247,156.08 | 4.20 |
| 60.001 - 70.000 | 344 | 45,028,701.37 | 10.36 |
| 70.001 - 80.000 | 1,477 | 199,673,135.73 | 45.93 |
| 80.001 - 90.000 | 679 | 89,930,110.35 | 20.69 |
| 90.001 - 100.000 | 1,286 | 72,706,571.49 | 16.72 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

Minimum: 12.540%
Maximum: 100.000%
Weighted Average: 80.388%

| *FICO Score* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 451 - 500 | 9 | $1,354,342.56 | 0.31% |
| 501 - 550 | 639 | 80,921,133.43 | 18.61 |
| 551 - 600 | 1,012 | 111,562,151.96 | 25.66 |
| 601 - 650 | 1,374 | 136,767,948.67 | 31.46 |
| 651 - 700 | 764 | 77,276,050.11 | 17.77 |
| 701 - 750 | 164 | 19,655,725.56 | 4.52 |
| 751 - 800 | 58 | 7,117,375.96 | 1.64 |
| >= 801 | 1 | 99,644.65 | 0.02 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

Minimum: 498
Maximum: 810
Weighted Average: 609

## Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

| Loan Purpose | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Cash Out Refinance | 1,960 | $247,659,124.24 | 56.97% |
| Purchase | 1,519 | 132,324,311.93 | 30.44 |
| Rate/Term Refinance | 542 | 54,770,936.73 | 12.60 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

| Property Type | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Single Family | 3,621 | $387,943,805.10 | 89.23% |
| Condo | 266 | 27,390,053.64 | 6.30 |
| 2-4 Family | 116 | 17,520,758.75 | 4.03 |
| PUD | 18 | 1,899,755.41 | 0.44 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

## Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

| *States – Top 30* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| CA-S | 638 | $94,935,797.77 | 21.84% |
| FL | 747 | 75,038,155.51 | 17.26 |
| TX | 506 | 37,005,382.02 | 8.51 |
| CA-N | 244 | 36,860,909.95 | 8.48 |
| NY | 159 | 28,027,938.23 | 6.45 |
| WA | 184 | 18,424,583.09 | 4.24 |
| IL | 107 | 11,152,834.52 | 2.57 |
| MA | 64 | 10,904,332.36 | 2.51 |
| OH | 136 | 9,456,664.86 | 2.18 |
| NV | 83 | 9,373,311.60 | 2.16 |
| VA | 83 | 9,370,139.19 | 2.16 |
| MI | 106 | 9,355,411.72 | 2.15 |
| MN | 85 | 8,574,535.43 | 1.97 |
| CO | 68 | 7,378,692.92 | 1.70 |
| AZ | 86 | 7,325,063.96 | 1.68 |
| MD | 46 | 5,691,775.06 | 1.31 |
| NC | 69 | 5,501,214.55 | 1.27 |
| NJ | 31 | 4,926,737.05 | 1.13 |
| CT | 38 | 4,524,621.19 | 1.04 |
| MO | 68 | 4,478,761.64 | 1.03 |
| PA | 54 | 4,059,836.99 | 0.93 |
| RI | 24 | 3,107,324.66 | 0.71 |
| TN | 45 | 2,676,401.59 | 0.62 |
| IN | 43 | 2,615,733.08 | 0.60 |
| OK | 42 | 2,539,391.40 | 0.58 |
| OR | 20 | 2,450,538.33 | 0.56 |
| WI | 28 | 2,112,794.57 | 0.49 |
| HI | 9 | 1,707,340.65 | 0.39 |
| LA | 25 | 1,665,594.97 | 0.38 |
| UT | 26 | 1,599,757.30 | 0.37 |
| Other | 157 | 11,912,796.74 | 2.74 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

## *Collateral Characteristics - Group 1 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Prepayment Penalty Description* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| None | 1,040 | $86,370,243.76 | 19.87% |
| 1% of Amt. Prepaid | 2 | 71,265.49 | 0.02 |
| 1% of Orig. Bal. | 92 | 5,716,965.85 | 1.31 |
| 1% of UPB | 105 | 9,224,238.58 | 2.12 |
| 2 Mos. Int. on Amt. Prepaid >20% Orig. Bal. | 9 | 795,623.13 | 0.18 |
| 2 Mos. Int. on UPB | 2 | 429,208.51 | 0.10 |
| 2% of UPB | 210 | 19,759,276.08 | 4.54 |
| 3 Mos. Int. on UPB | 55 | 10,446,674.59 | 2.40 |
| 3% of UPB | 2 | 251,272.25 | 0.06 |
| 5% 4% 3% 2% 1% of UPB | 9 | 205,430.68 | 0.05 |
| 5% of UPB | 49 | 3,102,774.67 | 0.71 |
| 6 Mos. Int. on Amt. Prepaid | 2 | 307,406.47 | 0.07 |
| 6 Mos. Int. on Amt. Prepaid >20% Orig. Bal. | 1,945 | 240,894,762.96 | 55.41 |
| 6 Mos. Int. on UPB | 499 | 57,179,229.88 | 13.15 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

### *Documentation Type*

| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
|---|---|---|---|
| Full | 2,862 | $306,941,501.23 | 70.60% |
| Stated | 1,067 | 114,015,252.87 | 26.23 |
| Limited | 92 | 13,797,618.80 | 3.17 |
| **Total:** | **4,021** | **$434,754,372.90** | **100.00%** |

## Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

| Gross Margin | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 3.501 - 4.000 | 4 | $861,495.85 | 0.34% |
| 4.001 - 4.500 | 27 | 5,149,075.61 | 2.05 |
| 4.501 - 5.000 | 26 | 4,452,767.63 | 1.78 |
| 5.001 - 5.500 | 90 | 15,581,922.03 | 6.22 |
| 5.501 - 6.000 | 457 | 68,923,665.41 | 27.50 |
| 6.001 - 6.500 | 233 | 32,201,430.04 | 12.85 |
| 6.501 - 7.000 | 803 | 101,214,590.40 | 40.38 |
| 7.001 - 7.500 | 74 | 10,510,156.18 | 4.19 |
| 7.501 - 8.000 | 56 | 8,113,539.14 | 3.24 |
| 8.001 - 8.500 | 30 | 3,664,574.24 | 1.46 |
| **Total:** | **1,800** | **$250,673,216.53** | **100.00%** |

Minimum: 3.625%
Maximum: 8.320%
Weighted Average: 6.363%

## Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

| *Initial Periodic Cap* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 1.000 | 10 | $1,193,642.28 | 0.48% |
| 3.000 | 1,785 | 248,801,132.04 | 99.25 |
| 5.000 | 5 | 678,442.21 | 0.27 |
| **Total:** | **1,800** | **$250,673,216.53** | **100.00%** |

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.996%

| *Periodic Cap* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 1.000 | 1,799 | $250,579,141.61 | 99.96% |
| 3.000 | 1 | 94,074.92 | 0.04 |
| **Total:** | **1,800** | **$250,673,216.53** | **100.00%** |

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.001 %

## Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

### Maximum Rate

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 10.001 - 10.500 | 2 | $432,844.45 | 0.17% |
| 10.501 - 11.000 | 7 | 1,494,919.91 | 0.60 |
| 11.001 - 11.500 | 30 | 5,666,620.69 | 2.26 |
| 11.501 - 12.000 | 87 | 16,103,809.87 | 6.42 |
| 12.001 - 12.500 | 131 | 22,494,348.46 | 8.97 |
| 12.501 - 13.000 | 229 | 38,009,628.09 | 15.16 |
| 13.001 - 13.500 | 231 | 35,388,756.02 | 14.12 |
| 13.501 - 14.000 | 360 | 50,807,082.94 | 20.27 |
| 14.001 - 14.500 | 216 | 28,068,871.35 | 11.20 |
| 14.501 - 15.000 | 204 | 23,431,074.79 | 9.35 |
| 15.001 - 15.500 | 119 | 12,380,478.66 | 4.94 |
| 15.501 - 16.000 | 88 | 7,818,606.59 | 3.12 |
| 16.001 - 16.500 | 47 | 4,408,457.89 | 1.76 |
| 16.501 - 17.000 | 30 | 2,456,754.39 | 0.98 |
| 17.001 - 17.500 | 9 | 693,867.59 | 0.28 |
| 17.501 - 18.000 | 7 | 583,775.82 | 0.23 |
| 18.001 - 18.500 | 2 | 310,248.17 | 0.12 |
| 18.501 - 19.000 | 1 | 123,070.85 | 0.05 |
| **Total:** | **1,800** | **$250,673,216.53** | **100.00%** |

Minimum: 10.500%
Maximum: 18.550%
Weighted Average: 13.624%

## *Collateral Characteristics- Group 1 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Floor* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 15 | $2,838,867.80 | 1.13% |
| 5.501 - 6.000 | 99 | 18,571,035.55 | 7.41 |
| 6.001 - 6.500 | 123 | 21,037,977.17 | 8.39 |
| 6.501 - 7.000 | 239 | 39,993,582.32 | 15.95 |
| 7.001 - 7.500 | 229 | 35,148,758.71 | 14.02 |
| 7.501 - 8.000 | 366 | 52,084,362.74 | 20.78 |
| 8.001 - 8.500 | 219 | 28,612,185.26 | 11.41 |
| 8.501 - 9.000 | 204 | 23,412,213.93 | 9.34 |
| 9.001 - 9.500 | 120 | 12,472,494.96 | 4.98 |
| 9.501 - 10.000 | 89 | 7,873,127.89 | 3.14 |
| 10.001 - 10.500 | 48 | 4,460,893.38 | 1.78 |
| 10.501 - 11.000 | 30 | 2,456,754.39 | 0.98 |
| 11.001 - 11.500 | 9 | 693,867.59 | 0.28 |
| 11.501 - 12.000 | 7 | 583,775.82 | 0.23 |
| 12.001 - 12.500 | 2 | 310,248.17 | 0.12 |
| 12.501 - 13.000 | 1 | 123,070.85 | 0.05 |
| **Total:** | **1,800** | **$250,673,216.53** | **100.00%** |

| | |
|---|---|
| Minimum: | 4.650% |
| Maximum: | 12.550% |
| Weighted Average: | 7.658% |

## Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

| *Next Rate Adjustment Date* | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 2004-01 | 1 | $66,176.88 | 0.03% |
| 2005-04 | 6 | 703,457.25 | 0.28 |
| 2005-05 | 23 | 3,079,481.84 | 1.23 |
| 2005-06 | 127 | 18,394,727.55 | 7.34 |
| 2005-07 | 1,009 | 139,475,646.99 | 55.64 |
| 2005-08 | 544 | 77,237,789.78 | 30.81 |
| 2005-09 | 11 | 1,027,175.08 | 0.41 |
| 2006-05 | 2 | 282,753.73 | 0.11 |
| 2006-06 | 6 | 744,607.46 | 0.30 |
| 2006-07 | 27 | 3,827,277.81 | 1.53 |
| 2006-08 | 29 | 3,962,037.67 | 1.58 |
| 2008-07 | 9 | 1,157,981.84 | 0.46 |
| 2008-08 | 6 | 714,102.65 | 0.28 |
| **Total:** | **1,800** | **$250,673,216.53** | **100.00%** |

## Aames 2003-1 Collateral Summary – Group 2

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 314 | **Prepayment Penalty** | |
| **Total Outstanding Loan Balance** | $73,880,988 | None | 23.3% |
| **Average Loan Principal Balance** | $235,290 | 0.001-1.000 | 8.2% |
| **Fixed Rate** | 36.2% | 1.001-2.000 | 46.4% |
| **Adjustable Rate** | 63.8% | 2.001-3.000 | 21.9% |
| **Prepayment Penalty** | 76.7% | 4.001-5.000 | 0.2% |
| **Weighted Average Coupon** | 7.4% | | |
| **Weighted Average Margin** | 6.1% | **Geographic Distribution** | |
| **Weighted Average Initial Periodic Cap** | 3.0% | (Other states account individually for less than | |
| **Weighted Average Periodic Cap** | 1.0% | 4% of the Cut-off Date principal balance) | |
| **Weighted Average Maximum Rate** | 13.2% | CA | 48.4% |
| **Weighted Average Floor** | 7.2% | FL | 9.1% |
| **Weighted Average Original Term (mo.)** | 348.3 | GA | 7.8% |
| **Weighted Average Remaining Term (mo.)** | 345.3 | NY | 7.7% |
| **Weighted Average Loan Age (mo.)** | 3.0 | VA | 4.4% |
| **Weighted Average Combined LTV** | 80.8% | | |
| **Non-Zero Weighted Average FICO** | 625 | **Occupancy Status** | |
| **Non-Zero Weighted Average DTI** | 41.4% | Primary Home | 90.6% |
| | | Investment | 9.4% |
| **Lien Position** | | | |
| First | 92.0% | | |
| Second | 8.0% | | |
| | | | |
| **Product Type** | | | |
| 2/28 ARM (LIBOR) | 59.7% | | |
| Fixed Rate | 36.2% | | |
| 3/27 ARM (LIBOR) | 4.1% | | |

## *Collateral Characteristics - Group 2*

Collateral characteristics are listed below as of the Cut-Off Date

| *Scheduled Principal Balances* | | | |
|---|---|---|---|
| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 0.01 - 50,000.00 | 34 | $930,825.37 | 1.26% |
| 50,000.01 - 100,000.00 | 93 | 6,789,350.55 | 9.19 |
| 100,000.01 - 150,000.00 | 18 | 2,128,336.00 | 2.88 |
| 150,000.01 - 200,000.00 | 5 | 821,539.94 | 1.11 |
| 200,000.01 - 250,000.00 | 4 | 872,192.30 | 1.18 |
| 250,000.01 - 300,000.00 | 2 | 530,145.49 | 0.72 |
| 300,000.01 - 350,000.00 | 47 | 15,653,624.15 | 21.19 |
| 350,000.01 - 400,000.00 | 58 | 21,588,931.72 | 29.22 |
| 400,000.01 - 450,000.00 | 30 | 12,795,213.37 | 17.32 |
| 450,000.01 - 500,000.00 | 19 | 9,111,236.08 | 12.33 |
| 550,000.01 - 600,000.00 | 1 | 590,535.72 | 0.80 |
| 600,000.01 - 650,000.00 | 1 | 617,952.58 | 0.84 |
| 700,000.01 - 750,000.00 | 2 | 1,451,104.56 | 1.96 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

| | |
|---|---|
| Minimum: | $13,278.81 |
| Maximum: | $748,126.61 |
| Average: | $235,289.77 |

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Mortgage Rates* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| <= 5.500 | 8 | $2,961,532.92 | 4.01% |
| 5.501 - 6.000 | 25 | 8,917,641.95 | 12.07 |
| 6.001 - 6.500 | 35 | 12,787,733.13 | 17.31 |
| 6.501 - 7.000 | 42 | 16,401,081.90 | 22.20 |
| 7.001 - 7.500 | 21 | 7,097,769.36 | 9.61 |
| 7.501 - 8.000 | 32 | 9,882,211.28 | 13.38 |
| 8.001 - 8.500 | 21 | 4,647,735.83 | 6.29 |
| 8.501 - 9.000 | 17 | 3,019,817.26 | 4.09 |
| 9.001 - 9.500 | 10 | 1,377,977.71 | 1.87 |
| 9.501 - 10.000 | 15 | 1,297,249.01 | 1.76 |
| 10.001 - 10.500 | 4 | 587,528.00 | 0.80 |
| 10.501 - 11.000 | 11 | 770,294.36 | 1.04 |
| 11.001 - 11.500 | 10 | 579,863.45 | 0.78 |
| 11.501 - 12.000 | 28 | 1,626,830.83 | 2.20 |
| 12.001 - 12.500 | 22 | 1,400,169.12 | 1.90 |
| 12.501 - 13.000 | 4 | 128,711.95 | 0.17 |
| 13.001 - 13.500 | 9 | 396,839.77 | 0.54 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

Minimum: 5.125%
Maximum: 13.490%
Weighted Average: 7.378%

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Original Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 171 - 180 | 5 | $588,340.20 | 0.80% |
| 181 - 240 | 102 | 6,342,383.77 | 8.58 |
| 301 - 360 | 207 | 66,950,263.86 | 90.62 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

Minimum: 180.0
Maximum: 360.0
Weighted Average: 348.3

| *Remaining Terms to Stated Maturity* | | | |
|---|---|---|---|
| **(months)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 171 - 180 | 5 | $588,340.20 | 0.80% |
| 181 - 240 | 102 | 6,342,383.77 | 8.58 |
| 301 - 360 | 207 | 66,950,263.86 | 90.62 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

Minimum: 175.0
Maximum: 358.0
Weighted Average: 345.3

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

***Combined Loan-to-Value Ratio***

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 30.001 - 40.000 | 1 | $348,383.55 | 0.47% |
| 40.001 - 50.000 | 2 | 450,361.49 | 0.61 |
| 50.001 - 60.000 | 8 | 3,260,992.30 | 4.41 |
| 60.001 - 70.000 | 20 | 6,559,191.65 | 8.88 |
| 70.001 - 80.000 | 110 | 34,896,195.60 | 47.23 |
| 80.001 - 90.000 | 57 | 18,182,899.38 | 24.61 |
| 90.001 - 100.000 | 116 | 10,182,963.86 | 13.78 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

| | |
|---|---|
| Minimum: | 38.890% |
| Maximum: | 100.000% |
| Weighted Average: | 80.767% |

***FICO Score***

| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 501 - 550 | 34 | $8,866,069.55 | 12.00% |
| 551 - 600 | 66 | 17,243,273.41 | 23.34 |
| 601 - 650 | 97 | 23,877,231.39 | 32.32 |
| 651 - 700 | 74 | 14,921,332.35 | 20.20 |
| 701 - 750 | 35 | 7,527,518.39 | 10.19 |
| 751 - 800 | 7 | 1,339,600.68 | 1.81 |
| >= 801 | 1 | 105,962.06 | 0.14 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

| | |
|---|---|
| Minimum: | 504 |
| Maximum: | 801 |
| Weighed Average: | 625 |

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Loan Purpose* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Cash Out Refinance | 135 | $42,474,101.69 | 57.49% |
| Purchase | 134 | 22,225,654.63 | 30.08 |
| Rate/Term Refinance | 45 | 9,181,231.51 | 12.43 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

| *Property Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Single Family | 290 | $67,719,237.53 | 91.66% |
| Condo | 11 | 3,040,338.12 | 4.12 |
| 2-4 Family | 8 | 2,177,228.91 | 2.95 |
| PUD | 4 | 855,439.33 | 1.16 |
| Manufactured Housing | 1 | 88,743.94 | 0.12 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

## *Collateral Characteristics- Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *States – Top 30* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| CA-S | 68 | $20,189,396.79 | 27.33% |
| CA-N | 56 | 15,561,059.74 | 21.06 |
| FL | 23 | 6,736,145.85 | 9.12 |
| GA | 61 | 5,781,047.15 | 7.82 |
| NY | 18 | 5,656,617.54 | 7.66 |
| VA | 8 | 3,225,387.01 | 4.37 |
| TX | 13 | 2,880,308.61 | 3.90 |
| MA | 7 | 2,775,442.46 | 3.76 |
| WA | 15 | 2,548,908.33 | 3.45 |
| NJ | 7 | 2,496,235.49 | 3.38 |
| MI | 5 | 1,369,266.46 | 1.85 |
| IL | 6 | 1,092,000.30 | 1.48 |
| SC | 1 | 702,977.95 | 0.95 |
| CT | 3 | 499,169.13 | 0.68 |
| UT | 1 | 423,823.14 | 0.57 |
| OK | 3 | 408,672.64 | 0.55 |
| WI | 2 | 368,074.45 | 0.50 |
| OH | 1 | 334,673.20 | 0.45 |
| MN | 3 | 255,614.84 | 0.35 |
| CO | 3 | 169,127.23 | 0.23 |
| LA | 3 | 109,629.96 | 0.15 |
| NV | 1 | 77,726.82 | 0.11 |
| MD | 1 | 68,655.39 | 0.09 |
| MO | 1 | 60,884.87 | 0.08 |
| MS | 1 | 27,108.73 | 0.04 |
| AZ | 1 | 26,667.48 | 0.04 |
| TN | 1 | 23,087.46 | 0.03 |
| IN | 1 | 13,278.81 | 0.02 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

## *Collateral Characteristics - Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Prepayment Penalty Description* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| None | 113 | $17,203,632.03 | 23.29% |
| 1% of Orig. Bal. | 1 | 334,673.20 | 0.45 |
| 1% of UPB | 5 | 1,369,266.46 | 1.85 |
| 2 Mos. Int. on Amt. Prepaid >20% Orig. Bal. | 1 | 322,519.06 | 0.44 |
| 2% of UPB | 10 | 2,770,588.51 | 3.75 |
| 3 Mos. Int. on UPB | 6 | 2,351,601.34 | 3.18 |
| 5% 4% 3% 2% 1% of UPB | 4 | 136,738.69 | 0.19 |
| 5% of UPB | 1 | 79,671.16 | 0.11 |
| 6 Mos. Int. on Amt. Prepaid >20% Orig. Bal. | 147 | 41,999,129.96 | 56.85 |
| 6 Mos. Int. on UPB | 26 | 7,313,167.42 | 9.90 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

| *Documentation Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Full | 180 | $44,251,160.73 | 59.90% |
| Stated | 131 | 28,480,341.55 | 38.55 |
| Limited | 3 | 1,149,485.55 | 1.56 |
| **Total:** | **314** | **$73,880,987.83** | **100.00%** |

## *Collateral Characteristics - Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Gross Margin* | | | |
|---|---|---|---|
| **(%)** | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| 4.001 - 4.500 | 5 | $2,145,792.09 | 4.55% |
| 4.501 - 5.000 | 4 | 1,621,514.49 | 3.44 |
| 5.001 - 5.500 | 10 | 3,920,646.63 | 8.32 |
| 5.501 - 6.000 | 55 | 18,036,803.59 | 38.27 |
| 6.001 - 6.500 | 19 | 5,412,728.23 | 11.48 |
| 6.501 - 7.000 | 39 | 12,184,801.46 | 25.85 |
| 7.001 - 7.500 | 8 | 2,355,261.23 | 5.00 |
| 7.501 - 8.000 | 2 | 677,326.52 | 1.44 |
| 8.001 - 8.500 | 3 | 780,795.07 | 1.66 |
| **Total:** | **145** | **$47,135,669.31** | **100.00%** |

Minimum: 4.500%
Maximum: 8.130%
Weighted Average: 6.147%

## Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

### *Initial Periodic Cap*

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 3.000 | 145 | $47,135,669.31 | 100.00% |
| **Total:** | **145** | **$47,135,669.31** | **100.00%** |

### *Periodic Cap*

| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 1.000 | 145 | $47,135,669.31 | 100.00% |
| **Total:** | **145** | **$47,135,669.31** | **100.00%** |

## *Collateral Characteristics - Group 2 (continued)*

Collateral characteristics are listed below as of the Cut-Off Date

| *Maximum Rate* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 11.001 - 11.500 | 3 | $1,020,267.19 | 2.16% |
| 11.501 - 12.000 | 9 | 3,361,146.29 | 7.13 |
| 12.001 - 12.500 | 24 | 8,928,166.43 | 18.94 |
| 12.501 - 13.000 | 30 | 11,453,087.52 | 24.30 |
| 13.001 - 13.500 | 15 | 5,215,949.44 | 11.07 |
| 13.501 - 14.000 | 27 | 8,961,734.89 | 19.01 |
| 14.001 - 14.500 | 16 | 3,821,067.74 | 8.11 |
| 14.501 - 15.000 | 11 | 2,312,659.92 | 4.91 |
| 15.001 - 15.500 | 5 | 989,916.25 | 2.10 |
| 15.501 - 16.000 | 4 | 682,675.82 | 1.45 |
| 16.001 - 16.500 | 1 | 388,997.82 | 0.83 |
| **Total:** | **145** | **$47,135,669.31** | **100.00%** |

Minimum: 11.125%
Maximum: 16.175%
Weighted Average: 13.203%

## Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

| Floor | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 1 | $322,506.30 | 0.68% |
| 5.501 - 6.000 | 7 | 2,552,395.96 | 5.41 |
| 6.001 - 6.500 | 24 | 8,937,884.16 | 18.96 |
| 6.501 - 7.000 | 32 | 12,161,642.10 | 25.80 |
| 7.001 - 7.500 | 17 | 6,004,188.35 | 12.74 |
| 7.501 - 8.000 | 27 | 8,961,734.89 | 19.01 |
| 8.001 - 8.500 | 16 | 3,821,067.74 | 8.11 |
| 8.501 - 9.000 | 11 | 2,312,659.92 | 4.91 |
| 9.001 - 9.500 | 5 | 989,916.25 | 2.10 |
| 9.501 - 10.000 | 4 | 682,675.82 | 1.45 |
| 10.001 - 10.500 | 1 | 388,997.82 | 0.83 |
| **Total:** | **145** | **$47,135,669.31** | **100.00%** |

Minimum: 5.490%
Maximum: 10.175%
Weighted Average: 7.250%

## Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

| Next Rate Adjustment Date | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 2005-05 | 3 | $1,287,496.07 | 2.73% |
| 2005-06 | 9 | 2,706,586.60 | 5.74 |
| 2005-07 | 80 | 26,768,799.67 | 56.79 |
| 2005-08 | 43 | 13,326,906.88 | 28.27 |
| 2006-04 | 1 | 423,823.14 | 0.90 |
| 2006-05 | 1 | 429,751.01 | 0.91 |
| 2006-06 | 1 | 124,066.12 | 0.26 |
| 2006-07 | 6 | 1,682,520.22 | 3.57 |
| 2006-08 | 1 | 385,719.60 | 0.82 |
| **Total:** | **145** | **$47,135,669.31** | **100.00%** |

# $504,758,000 (Approximate)
## Aames Mortgage Trust 2003-1
## Aurora Loan Services – Master Servicer
## SENIOR/SUBORDINATE CERTIFICATES
## 1M Libor Available Funds Floaters
## No Hard Cap – Act/360 – No Delay

***To 10% Call***

| Class | Approx. Size ($) (1) | Benchmark | Est. WAL(2) (yrs.) | Payment Window(2) (mos.) | Initial C/E (3) (%) | Initial Margin | Legal Final Maturity | Expected Ratings (Moody's/S&P)(4) |
|---|---|---|---|---|---|---|---|---|
| A(5) | 406,363,000 | 1M Libor | 2.46 | 1-92 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| A-IO(6) | Notional | 6.00% | N/A | N/A | N/A | N/A | 10/25/2005 | Aaa/AAA |
| M1 | 34,503,000 | 1M Libor | 5.14 | 40-92 | 13.75% | TBD | 10/25/2033 | Aa2/AA |
| M2 | 29,391,000 | 1M Libor | 5.08 | 38-92 | 8.00% | TBD | 10/25/2033 | A2/A |
| M3 | 8,945,000 | 1M Libor | 5.05 | 38-92 | 6.25% | TBD | 10/25/2033 | A3/A- |
| M4 | 6,389,000 | 1M Libor | 5.05 | 38-92 | 5.00% | TBD | 10/25/2033 | Baa1/BBB+ |
| M5 | 5,111,000 | 1M Libor | 5.04 | 37-92 | 4.00% | TBD | 10/25/2033 | Baa2/BBB |
| M6 | 7,667,000 | 1M Libor | 5.03 | 37-92 | 2.50% | TBD | 10/25/2033 | Baa3/BBB- |
| B | 6,389,000 | 1M Libor | 4.77 | 37-91 | 1.25% | TBD | 10/25/2033 | Ba1/BB+ |

***To Maturity***

| Class | Approx. Size ($) (1) | Benchmark | Est. WAL(2) (yrs.) | Payment Window(2) (mos.) | Initial C/E (3) (%) | Initial Margin | Legal Final Maturity | Expected Ratings (Moody's/S&P)(4) |
|---|---|---|---|---|---|---|---|---|
| A(5) | 406,363,000 | 1M Libor | 2.67 | 1-203 | 20.50% | TBD | 10/25/2033 | Aaa/AAA |
| A-IO (6) | Notional | 6.00% | N/A | N/A | N/A | N/A | 10/25/2005 | Aaa/AAA |
| M1 | 34,503,000 | 1M Libor | 5.66 | 40-171 | 13.75% | TBD | 10/25/2033 | Aa2/AA |
| M2 | 29,391,000 | 1M Libor | 5.55 | 38-156 | 8.00% | TBD | 10/25/2033 | A2/A |
| M3 | 8,945,000 | 1M Libor | 5.45 | 38-136 | 6.25% | TBD | 10/25/2033 | A3/A- |
| M4 | 6,389,000 | 1M Libor | 5.39 | 38-126 | 5.00% | TBD | 10/25/2033 | Baa1/BBB+ |
| M5 | 5,111,000 | 1M Libor | 5.31 | 37-118 | 4.00% | TBD | 10/25/2033 | Baa2/BBB |
| M6 | 7,667,000 | 1M Libor | 5.16 | 37-109 | 2.50% | TBD | 10/25/2033 | Baa3/BBB- |
| B | 6,389,000 | 1M Libor | 4.77 | 37-91 | 1.25% | TBD | 10/25/2033 | Ba1/BB+ |

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 1.25%.

(4) All Classes of Certificates will be rated by Moody's and S&P.

(5) Class A is the Senior Certificate of the collateral pool.

(6) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

## Principal Payment Priority

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal will be paid to the Class A Certificates until they have been retired. After the Class A Certificates have been reduced to zero, principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B Certificates, until the Targeted Overcollateralization Amount has been reached.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will first be allocated to the Class A Certificates, until the Targeted Senior Enhancement Percentage has been reached. Principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

## Interest Payment Priority

The Interest Rates for Classes A, M1, M2, M3, M4, M5, M6 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) the Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon its Class Notional Amount, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on October 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee and Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A and Current Interest and Carryforward Interest to the Class A-IO;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6 and B, sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(7) To pay to the Class A, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(8) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(9) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received off the Interest Rate Cap will be allocated in steps (7), (8) and (10), in that order of priority.

## Class A-IO Notional Amounts

The A-IO Notional Balance will be the lesser of the beginning period Collateral Group balance and the following schedule:

| Distribution Dates | A-IO Notional Amount |
|---|---|
| 1-6 | 122,676,000 |
| 7-12 | 92,007,000 |
| 13-18 | 61,338,000 |
| 19-24 | 30,669,000 |

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero. The Class A-IO will accrue interest at a rate of 6.00% on a 30/360 basis.

## Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

## Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of [ ]%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

| Month | Approximate Notional Balance ($) |
|---|---|
| 1 | N/A |
| 2 | |
| 3 | |
| 4 | |
| 5 | |
| 6 | |
| 7 | |
| 8 | |
| 9 | |
| 10 | |
| 11 | |
| 12 | |

| Month | Approximate Notional Balance ($) |
|---|---|
| 13 | |
| 14 | |
| 15 | |
| 16 | |
| 17 | |
| 18 | |
| 19 | |
| 20 | |
| 21 | |
| 22 | |
| 23 | |
| 24 | |

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

## Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the A-IO Certificate Notional Amount and (y) the aggregate loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC Insured Mortgage Loan.

## Origination and Servicing

All of the mortgage loans were originated by Aames and as of the closing date all mortgage loans will be serviced by Wilshire. All of the mortgage loans will be master serviced by Aurora Loan Services.

## Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

## Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

## Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

## Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

## 10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on Class A will double and the margins on the Class M1, M2, M3, M4, M5, M6 and B will increase to 1.5 times their initial margin.

# Credit Enhancement

## Subordination

The Class A Certificates and the Class A-IO will have limited protection by means of the subordination of the Subordinate Certificates. The Class A Certificates and the Class A-IO will have the preferential right to receive interest due to them and principal available for distribution over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

## Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 1.25% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 1.25% of the Cut-Off Date Balance and (ii) 2.50% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

## Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 40% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels set by the rating agencies.

| Distribution Date | Loss Percentage |
|---|---|
| November 2006 to October 2007 | 3.00% for the first month, plus an additional 1/12th of 1.25% for each month thereafter |
| November 2007 to October 2008 | 4.25% for the first month, plus an additional 1/12th of 1.25 % for each month thereafter |
| November 2008 to October 2009 | 5.50% for the first month, plus an additional 1/12th of 0.75% for each month thereafter |
| November 2009 to October 2010 | 6.25% for the first month, plus an additional 1/12th of 0.25% for each month thereafter |
| November 2010 and thereafter | 6.50% |

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

| A<br>Aaa/AAA<br>Libor Floater | A-IO<br>Aaa/AAA<br>6.00% Interest Rate |
|---|---|
| M1<br>Aa2/AA<br>Libor Floater | |
| M2<br>A2/A<br>Libor Floater | |
| M3<br>A3/A-<br>Libor Floater | |
| M4<br>Baa1/BBB+<br>Libor Floater | |
| M5<br>Baa2/BBB<br>Libor Floater | |
| M6<br>Baa3/BBB-<br>Libor Floater | |
| B<br>Ba1/BB+<br>Libor Floater | |

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with the Class A.

Classes M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

## Contacts

| | | |
|---|---|---|
| ***MBS Trading*** | Dan Wallace | (212) 526-8315 |
| | Matt Miller | (212) 526-8315 |
| | Rishi Bansal | (212) 526-8315 |
| | Alar Randmere | (212) 526-8315 |
| | Sumit Chhabra | (212) 526-8315 |
| ***Syndicate*** | Kevin White | (212) 526-9519 |
| | Bob Caldwell | (212) 526-9519 |
| | Dan Covello | (212) 526-9519 |
| ***MBS Banking*** | Ellen Kiernan | (212) 526-4279 |
| | Jenna Levine | (212) 526-1453 |
| | David Wong | (212) 526-6414 |

| Summary of Terms | |
|---|---|
| *Issuer:* | Aames Mortgage Trust 2003-1 |
| *Depositor:* | Structured Asset Securities Corporation |
| *Trustee:* | U.S. Bank |
| *Master Servicer:* | Aurora Loan Services |
| *Credit Risk Manager:* | The MurrayHill Company |
| *Underwriter:* | Lehman Brothers Inc. |
| *Distribution Date:* | 25th of each month, or the next succeeding Business Day<br>First Payment Date: November 25, 2003 |
| *Cut-Off Date:* | October 1, 2003 |
| *Statistical Calculation Date:* | September 1, 2003 |
| *Expected Pricing Date:* | October [ ], 2003 |
| *Closing Date:* | October [29], 2003 |
| *Settlement Date:* | October [29], 2003 through DTC, Euroclear or Cedel Bank |
| *Delay Days:* | 0 day delay – All Classes |
| *Dated Date:* | October 25, 2003 |
| *Day Count:* | Actual/360 on Classes A, M1, M2, M3, M4, M5, M6 and B<br>30/360 on the Class A-IO |
| *Collection Period:* | 2nd day of prior month through 1st day of month of such distribution |
| *Servicing Fee:* | 0.50% of the Group principal balance annually |
| *Trustee Fee:* | 0.006% of the Group principal balance annually |

| *Summary of Terms (continued)* | |
|---|---|
| *Clearing/Registration:* | Book-entry through DTC, Euroclear, and Cedel |
| *Denomination:* | Minimum $25,000; increments $1 in excess thereof for the Class A Certificates. Minimum $100,000; increments $1,000 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO. |
| *SMMEA Eligibility:* | None of the classes are expected to be SMMEA eligible |
| *ERISA Eligibility:* | The Class A, Class M and Class A-IO Certificates are expected to be ERISA eligible. |
| *Tax Status:* | REMIC for Federal income tax purposes |

| Sensitivity Analysis – To 10% Call | | | | | |
|---|---|---|---|---|---|
| Prepayment Assumption [1] | 50% | 75% | **100%** | 125% | 150% |
| Class A | | | | | |
| Avg. Life (yrs) | 4.96 | 3.37 | 2.46 | 1.81 | 1.29 |
| Window (mos) | 1-177 | 1-123 | 1-92 | 1-72 | 1-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M1 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.14 | 4.61 | 4.71 |
| Window (mos) | 57-177 | 38-123 | 40-92 | 45-72 | 51-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M2 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.08 | 4.33 | 4.09 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 40-72 | 43-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M3 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.05 | 4.23 | 3.84 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 39-72 | 41-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M4 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.05 | 4.20 | 3.77 |
| Window (mos) | 57-177 | 38-123 | 38-92 | 39-72 | 40-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M5 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.04 | 4.17 | 3.72 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 38-72 | 39-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class M6 | | | | | |
| Avg. Life (yrs) | 9.78 | 6.68 | 5.03 | 4.16 | 3.68 |
| Window (mos) | 57-177 | 38-123 | 37-92 | 38-72 | 38-58 |
| Expected Final Mat. | 6/25/2018 | 12/25/2013 | 5/25/2011 | 9/25/2009 | 7/25/2008 |
| Class B | | | | | |
| Avg. Life (yrs) | 9.32 | 6.34 | 4.77 | 3.92 | 3.46 |
| Window (mos) | 57-176 | 38-122 | 37-91 | 37-71 | 37-57 |
| Expected Final Mat. | 5/25/2018 | 11/25/2013 | 4/25/2011 | 8/25/2009 | 6/25/2008 |

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

| *Sensitivity Analysis – To 10% Call*[1] | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| Class A | | | |
| Avg. Life (yrs) | 3.19 | 1.96 | 1.17 |
| Window (mos) | 1-117 | 1-76 | 1-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M1 | | | |
| Avg. Life (yrs) | 6.33 | 4.66 | 4.49 |
| Window (mos) | 37-117 | 43-76 | 54-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M2 | | | |
| Avg. Life (yrs) | 6.33 | 4.45 | 4.10 |
| Window (mos) | 37-117 | 40-76 | 44-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M3 | | | |
| Avg. Life (yrs) | 6.33 | 4.37 | 3.77 |
| Window (mos) | 37-117 | 39-76 | 42-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M4 | | | |
| Avg. Life (yrs) | 6.33 | 4.36 | 3.68 |
| Window (mos) | 37-117 | 38-76 | 40-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M5 | | | |
| Avg. Life (yrs) | 6.33 | 4.33 | 3.63 |
| Window (mos) | 37-117 | 38-76 | 39-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class M6 | | | |
| Avg. Life (yrs) | 6.33 | 4.32 | 3.57 |
| Window (mos) | 37-117 | 37-76 | 38-54 |
| Expected Final Mat. | 6/25/2013 | 1/25/2010 | 3/25/2008 |
| Class B | | | |
| Avg. Life (yrs) | 6.00 | 4.08 | 3.36 |
| Window (mos) | 37-116 | 37-75 | 37-53 |
| Expected Final Mat. | 5/25/2013 | 12/25/2009 | 2/25/2008 |

**(1) All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

## Sensitivity Analysis – To Maturity

| Prepayment Assumption (1) | 50% | 75% | **100%** | 125% | 150% |
|---|---|---|---|---|---|
| Class A | | | | | |
| Avg. Life (yrs) | 5.29 | 3.64 | 2.67 | 1.98 | 1.40 |
| Window (mos) | 1-316 | 1-260 | 1-203 | 1-161 | 1-131 |
| Expected Final Mat. | 1/25/2030 | 5/25/2025 | 8/25/2020 | 2/25/2017 | 8/25/2014 |
| Class M1 | | | | | |
| Avg. Life (yrs) | 10.62 | 7.37 | 5.66 | 5.03 | 5.37 |
| Window (mos) | 57-290 | 38-223 | 40-171 | 45-135 | 51-109 |
| Expected Final Mat. | 11/25/2027 | 4/25/2022 | 12/25/2017 | 12/25/2014 | 10/25/2012 |
| Class M2 | | | | | |
| Avg. Life (yrs) | 10.56 | 7.30 | 5.55 | 4.70 | 4.39 |
| Window (mos) | 57-274 | 38-205 | 38-156 | 40-123 | 43-99 |
| Expected Final Mat. | 7/25/2026 | 10/25/2020 | 9/25/2016 | 12/25/2013 | 12/25/2011 |
| Class M3 | | | | | |
| Avg. Life (yrs) | 10.46 | 7.21 | 5.45 | 4.54 | 4.09 |
| Window (mos) | 57-248 | 38-180 | 38-136 | 39-107 | 41-86 |
| Expected Final Mat. | 5/25/2024 | 9/25/2018 | 1/25/2015 | 8/25/2012 | 11/25/2010 |
| Class M4 | | | | | |
| Avg. Life (yrs) | 10.37 | 7.13 | 5.39 | 4.46 | 3.99 |
| Window (mos) | 57-234 | 38-168 | 38-126 | 39-99 | 40-80 |
| Expected Final Mat. | 3/25/2023 | 9/25/2017 | 3/25/2014 | 12/25/2011 | 5/25/2010 |
| Class M5 | | | | | |
| Avg. Life (yrs) | 10.26 | 7.04 | 5.31 | 4.38 | 3.89 |
| Window (mos) | 57-221 | 38-157 | 37-118 | 38-92 | 39-74 |
| Expected Final Mat. | 2/25/2022 | 10/25/2016 | 7/25/2013 | 5/25/2011 | 11/25/2009 |
| Class M6 | | | | | |
| Avg. Life (yrs) | 10.01 | 6.85 | 5.16 | 4.26 | 3.75 |
| Window (mos) | 57-207 | 38-146 | 37-109 | 38-85 | 38-69 |
| Expected Final Mat. | 12/25/2020 | 11/25/2015 | 10/25/2012 | 10/25/2010 | 6/25/2009 |
| Class B | | | | | |
| Avg. Life (yrs) | 9.32 | 6.34 | 4.77 | 3.92 | 3.46 |
| Window (mos) | 57-176 | 38-122 | 37-91 | 37-71 | 37-57 |
| Expected Final Mat. | 5/25/2018 | 11/25/2013 | 4/25/2011 | 8/25/2009 | 6/25/2008 |

**(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

| *Sensitivity Analysis – To Maturity*[(1)] | | | |
|---|---|---|---|
| % CPR | 20% | 30% | 40% |
| Class A | | | |
| Avg. Life (yrs) | 3.45 | 2.14 | 1.19 |
| Window (mos) | 1-249 | 1-169 | 1-121 |
| Expected Final Mat. | 6/25/2024 | 10/25/2017 | 10/25/2013 |
| Class M1 | | | |
| Avg. Life (yrs) | 6.98 | 5.09 | 6.01 |
| Window (mos) | 37-213 | 43-142 | 54-109 |
| Expected Final Mat. | 6/25/2021 | 7/25/2015 | 10/25/2012 |
| Class M2 | | | |
| Avg. Life (yrs) | 6.92 | 4.84 | 4.38 |
| Window (mos) | 37-195 | 40-129 | 44-92 |
| Expected Final Mat. | 12/25/2019 | 6/25/2014 | 5/25/2011 |
| Class M3 | | | |
| Avg. Life (yrs) | 6.83 | 4.70 | 4.01 |
| Window (mos) | 37-171 | 39-112 | 42-80 |
| Expected Final Mat. | 12/25/2017 | 1/25/2013 | 5/25/2010 |
| Class M4 | | | |
| Avg. Life (yrs) | 6.76 | 4.64 | 3.88 |
| Window (mos) | 37-159 | 38-104 | 40-74 |
| Expected Final Mat. | 12/25/2016 | 5/25/2012 | 11/25/2009 |
| Class M5 | | | |
| Avg. Life (yrs) | 6.67 | 4.55 | 3.79 |
| Window (mos) | 37-149 | 38-97 | 39-69 |
| Expected Final Mat. | 2/25/2016 | 10/25/2011 | 6/25/2009 |
| Class M6 | | | |
| Avg. Life (yrs) | 6.49 | 4.43 | 3.64 |
| Window (mos) | 37-138 | 37-90 | 38-64 |
| Expected Final Mat. | 3/25/2015 | 3/25/2011 | 1/25/2009 |
| Class B | | | |
| Avg. Life (yrs) | 6.00 | 4.08 | 3.36 |
| Window (mos) | 37-116 | 37-75 | 37-53 |
| Expected Final Mat. | 5/25/2013 | 12/25/2009 | 2/25/2008 |

**(1) All numbers reflect an assumed cutoff date of 9/1/2003, an assumed closing date of 9/30/2003 and an assumed first payment date of 10/25/03.**

| A-IO Sensitivity Analysis (1) | |
|---|---|
| Price (%) (2) | Yield (%) |
| 7.205838 | 3.724 |
| 7.215838 | 3.542 |
| 7.225838 | 3.361 |
| 7.235838 | 3.180 |
| 7.245838 | 3.000 |
| 7.255838 | 2.820 |
| 7.265838 | 2.641 |
| 7.275838 | 2.463 |
| 7.285838 | 2.284 |
| Mod. Dur. | 0.76 (3) |

**(1) Shown at the Certificate pricing assumption as defined on page one.**

**(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**

**(3) Assumes a price of 7.245838% plus accrued interest.**

## Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

| Period | Available Funds Cap (%) | Period | Available Funds Cap (%) |
|---|---|---|---|
| 1 | N/A | 31 | 9.07793 |
| 2 | N/A | 32 | 9.37760 |
| 3 | N/A | 33 | 9.07227 |
| 4 | N/A | 34 | 9.38719 |
| 5 | N/A | 35 | 9.64058 |
| 6 | N/A | 36 | 9.63690 |
| 7 | N/A | 37 | 9.95434 |
| 8 | N/A | 38 | 9.62956 |
| 9 | N/A | 39 | 9.94677 |
| 10 | N/A | 40 | 9.62717 |
| 11 | N/A | 41 | 10.14485 |
| 12 | N/A | 42 | 11.22695 |
| 13 | N/A | 43 | 10.13610 |
| 14 | N/A | 44 | 10.46946 |
| 15 | N/A | 45 | 10.12738 |
| 16 | N/A | 46 | 10.46551 |
| 17 | N/A | 47 | 10.13960 |
| 18 | N/A | 48 | 10.13524 |
| 19 | N/A | 49 | 10.46859 |
| 20 | N/A | 50 | 10.12655 |
| 21 | N/A | 51 | 10.45962 |
| 22 | N/A | 52 | 10.12272 |
| 23 | N/A | 53 | 10.13428 |
| 24 | N/A | 54 | 10.82856 |
| 25 | 8.86297 | 55 | 10.12562 |
| 26 | 8.57498 | 56 | 10.45869 |
| 27 | 8.85866 | 57 | 10.11701 |
| 28 | 8.57082 | 58 | 10.44981 |
| 29 | 9.08361 | 59 | 10.11613 |
| 30 | 10.05371 | 60 | 10.11184 |

**(1) Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.**

**(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.**

## SASCO 2003-AM2 Collateral Summary -Aggregate

| | | | |
|---|---|---|---|
| **Total Number of Loans** | 4,351 | **Prepayment Penalty** | |
| **Total Outstanding Loan Balance** | $511,148,768 | None | 20.5% |
| **Average Loan Principal Balance** | $117,478 | 0.001-1.000 | 6.1% |
| **Fixed Rate** | 41.4% | 1.001-2.000 | 45.3% |
| **Adjustable Rate** | 58.6% | 2.001-3.000 | 28.0% |
| **Prepayment Penalty** | 79.5% | 4.001-5.000 | 0.0% |
| **Weighted Average Coupon** | 7.7% | | |
| **Weighted Average Margin** | 6.3% | **Geographic Distribution** | |
| **Weighted Average Initial Periodic Cap** | 3.0% | (Other states account individually for less than | |
| **Weighted Average Periodic Cap** | 1.0% | 4% of the Cut-off Date principal balance) | |
| **Weighted Average Maximum Rate** | 13.6% | CA | 32.9% |
| **Weighted Average Floor** | 7.6% | FL | 16.0% |
| **Weighted Average Original Term (mo.)** | 343.7 | TX | 7.9% |
| **Weighted Average Remaining Term (mo.)** | 341.8 | NY | 6.7% |
| **Weighted Average Loan Age (mo.)** | 1.9 | WA | 4.1% |
| **Weighted Average Combined LTV** | 80.5% | | |
| **Non-Zero Weighted Average FICO** | 611 | **Occupancy Status** | |
| **Non-Zero Weighted Average DTI** | 40.7% | Primary Home | 93.6% |
| | | Investment | 6.3% |
| **Lien Position** | | Second Home | 0.1% |
| First | 91.8% | | |
| Second | 8.2% | | |
| | | | |
| **Product Type** | | | |
| 2/28 ARM (LIBOR) | 55.9% | | |
| Fixed Rate | 41.4% | | |
| 3/27 ARM (LIBOR) | 2.3% | | |
| 5/25 ARM (LIBOR) | 0.4% | | |
| 6 MO LIBOR ARM | 0.0% | | |

## Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

| Scheduled Principal Balances | | | |
|---|---|---|---|
| ($) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 0.01 - 50,000.00 | 1,084 | $33,691,021.54 | 6.59% |
| 50,000.01 - 100,000.00 | 1,230 | 90,122,422.43 | 17.63 |
| 100,000.01 - 150,000.00 | 801 | 98,761,806.14 | 19.32 |
| 150,000.01 - 200,000.00 | 528 | 90,773,810.01 | 17.76 |
| 200,000.01 - 250,000.00 | 335 | 74,497,634.49 | 14.57 |
| 250,000.01 - 300,000.00 | 156 | 42,432,101.59 | 8.30 |
| 300,000.01 - 350,000.00 | 101 | 32,598,018.00 | 6.38 |
| 350,000.01 - 400,000.00 | 61 | 22,758,222.90 | 4.45 |
| 400,000.01 - 450,000.00 | 31 | 13,227,209.00 | 2.59 |
| 450,000.01 - 500,000.00 | 20 | 9,622,643.97 | 1.88 |
| 550,000.01 - 600,000.00 | 1 | 591,514.74 | 0.12 |
| 600,000.01 - 650,000.00 | 1 | 618,987.17 | 0.12 |
| 700,000.01 - 750,000.00 | 2 | 1,453,375.66 | 0.28 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: $9,955.27
Maximum: $749,379.14
Weighted Average: $117,478.46

## *Collateral Characteristics- Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Mortgage Rates* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 101 | $20,532,593.55 | 4.02% |
| 5.501 - 6.000 | 206 | 41,408,393.82 | 8.10 |
| 6.001 - 6.500 | 338 | 63,119,355.25 | 12.35 |
| 6.501 - 7.000 | 439 | 78,624,743.27 | 15.38 |
| 7.001 - 7.500 | 400 | 61,889,435.08 | 12.11 |
| 7.501 - 8.000 | 554 | 80,224,454.66 | 15.69 |
| 8.001 - 8.500 | 348 | 42,948,822.75 | 8.40 |
| 8.501 - 9.000 | 335 | 36,495,732.78 | 7.14 |
| 9.001 - 9.500 | 230 | 20,058,676.65 | 3.92 |
| 9.501 - 10.000 | 254 | 16,945,653.44 | 3.32 |
| 10.001 - 10.500 | 144 | 8,950,110.94 | 1.75 |
| 10.501 - 11.000 | 140 | 7,238,489.44 | 1.42 |
| 11.001 - 11.500 | 143 | 5,865,117.20 | 1.15 |
| 11.501 - 12.000 | 299 | 11,495,041.86 | 2.25 |
| 12.001 - 12.500 | 204 | 8,490,067.63 | 1.66 |
| 12.501 - 13.000 | 112 | 3,723,093.77 | 0.73 |
| 13.001 - 13.500 | 98 | 2,971,312.01 | 0.58 |
| 13.501 - 14.000 | 4 | 125,243.42 | 0.02 |
| 14.001 - 14.250 | 1 | 31,638.03 | 0.01 |
| >= 14.251 | 1 | 10,792.09 | 0.00 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 4.500%
Maximum: 14.350%
Weighted Average: 7.750%

## Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

| Original Terms to Stated Maturity | | | |
|---|---|---|---|
| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 170 | 11 | $785,058.84 | 0.15% |
| 171 - 180 | 175 | 13,682,709.11 | 2.68 |
| 181 - 240 | 1,141 | 47,001,310.25 | 9.20 |
| 241 - 300 | 5 | 492,779.44 | 0.10 |
| 301 - 360 | 3,019 | 449,186,910.00 | 87.88 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 120.0
Maximum: 360.0
Weighted Average: 343.7

| Remaining Terms to Stated Maturity | | | |
|---|---|---|---|
| (months) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 170 | 11 | $785,058.84 | 0.15% |
| 171 - 180 | 175 | 13,682,709.11 | 2.68 |
| 181 - 240 | 1,141 | 47,001,310.25 | 9.20 |
| 241 - 300 | 5 | 492,779.44 | 0.10 |
| 301 - 360 | 3,019 | 449,186,910.00 | 87.88 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 118.0
Maximum: 360.0
Weighted Average: 341.8

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Combined Loan-to-Value Ratio* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 20.000 | 4 | $279,555.23 | 0.05% |
| 20.001 - 30.000 | 8 | 629,294.92 | 0.12 |
| 30.001 - 40.000 | 23 | 2,037,992.78 | 0.40 |
| 40.001 - 50.000 | 67 | 7,042,595.93 | 1.38 |
| 50.001 - 60.000 | 144 | 21,550,431.95 | 4.22 |
| 60.001 - 70.000 | 366 | 51,765,414.81 | 10.13 |
| 70.001 - 80.000 | 1,591 | 235,707,020.93 | 46.11 |
| 80.001 - 90.000 | 740 | 108,827,760.63 | 21.29 |
| 90.001 - 100.000 | 1,408 | 83,308,700.46 | 16.30 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 12.540%
Maximum: 100.000%
Weighted Average: 80.458%

| *FICO Score* | | | |
|---|---|---|---|
| | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 451 - 500 | 9 | $1,356,285.53 | 0.27% |
| 501 - 550 | 675 | 90,210,499.08 | 17.65 |
| 551 - 600 | 1,083 | 129,322,106.51 | 25.30 |
| 601 - 650 | 1,474 | 161,157,631.30 | 31.53 |
| 651 - 700 | 842 | 93,078,082.82 | 18.21 |
| 701 - 750 | 200 | 27,278,268.59 | 5.34 |
| 751 - 800 | 66 | 8,539,890.58 | 1.67 |
| <= 801 | 2 | 206,003.23 | 0.04 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

Minimum: 498
Maximum: 810
Weighted Average: 611

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Loan Purpose* | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Cash Out Refinance | 2,102 | $292,358,438.23 | 57.20% |
| Purchase | 1,663 | 155,781,592.15 | 30.48 |
| Rate/Term Refinance | 586 | 63,008,737.26 | 12.33 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

| *Property Type* | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| Single Family | 3,925 | $457,996,598.25 | 89.60% |
| Condo | 278 | 30,523,603.99 | 5.97 |
| 2-4 Family | 125 | 19,780,135.69 | 3.87 |
| PUD | 22 | 2,759,177.99 | 0.54 |
| Manufactured Housing | 1 | 89,251.72 | 0.02 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *States – Top 30* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| CA-S | 706 | $115,326,047.32 | 22.56% |
| FL | 770 | 81,900,219.01 | 16.02 |
| CA-N | 301 | 52,893,735.54 | 10.35 |
| TX | 522 | 40,133,219.44 | 7.85 |
| NY | 179 | 34,128,430.37 | 6.68 |
| WA | 199 | 21,012,064.89 | 4.11 |
| MA | 71 | 13,700,456.13 | 2.68 |
| VA | 91 | 12,614,096.94 | 2.47 |
| IL | 115 | 12,342,347.76 | 2.41 |
| MI | 112 | 10,803,184.41 | 2.11 |
| OH | 138 | 9,826,325.99 | 1.92 |
| NV | 84 | 9,467,572.14 | 1.85 |
| MN | 89 | 8,882,153.48 | 1.74 |
| CO | 71 | 7,559,283.12 | 1.48 |
| NJ | 38 | 7,434,323.92 | 1.45 |
| AZ | 87 | 7,363,160.94 | 1.44 |
| GA | 63 | 6,057,591.57 | 1.19 |
| MD | 47 | 5,770,067.23 | 1.13 |
| NC | 70 | 5,590,516.73 | 1.09 |
| CT | 41 | 5,032,517.29 | 0.98 |
| MO | 69 | 4,546,669.19 | 0.89 |
| PA | 54 | 4,067,417.72 | 0.80 |
| RI | 24 | 3,111,598.21 | 0.61 |
| OK | 45 | 2,952,107.77 | 0.58 |
| IN | 45 | 2,737,733.59 | 0.54 |
| TN | 46 | 2,704,481.04 | 0.53 |
| WI | 30 | 2,484,652.09 | 0.49 |
| OR | 20 | 2,454,450.21 | 0.48 |
| UT | 27 | 2,027,611.17 | 0.40 |
| LA | 28 | 1,778,606.88 | 0.35 |
| Other | 169 | 14,446,125.55 | 2.83 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Prepayment Penalty Description* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| None | 1,163 | $105,023,424.82 | 20.55% |
| 1% of Orig. Bal. | 94 | 6,081,417.34 | 1.19 |
| 1% of UPB | 113 | 10,744,188.90 | 2.10 |
| 2 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 10 | 1,120,014.37 | 0.22 |
| 2 Mos. Int. on UPB | 2 | 430,072.83 | 0.08 |
| 2% of UPB | 221 | 22,601,555.33 | 4.42 |
| 3 Mos. Int. on UPB | 61 | 12,818,231.99 | 2.51 |
| 3% of UPB | 2 | 251,599.14 | 0.05 |
| 5% 4% 3% 2% 1% | 13 | 343,987.20 | 0.07 |
| 5% of UPB | 50 | 3,187,756.49 | 0.62 |
| 6 Mos. Int. Amt. Prepaid, >20% Orig. Bal. | 2,090 | 283,149,257.25 | 55.39 |
| 6 Mos. Int. on UPB | 532 | 65,397,261.98 | 12.79 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

| *Documentation Type* | | | |
|---|---|---|---|
| | **Mortgage Loans** | **Principal Balance ($)** | **% of Group Principal Balance** |
| Full | 3,049 | $352,283,533.12 | 68.92% |
| No Documentation | 744 | 84,588,044.27 | 16.55 |
| Stated | 463 | 59,307,738.27 | 11.60 |
| Limited | 95 | 14,969,451.98 | 2.93 |
| **Total:** | **4,351** | **$511,148,767.64** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Gross Margin* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 3.501 - 4.000 | 4 | $862,663.33 | 0.29% |
| 4.001 - 4.500 | 32 | 7,309,573.34 | 2.44 |
| 4.501 - 5.000 | 30 | 6,084,667.21 | 2.03 |
| 5.001 - 5.500 | 101 | 19,616,199.75 | 6.55 |
| 5.501 - 6.000 | 514 | 87,530,644.74 | 29.23 |
| 6.001 - 6.500 | 253 | 37,773,065.27 | 12.61 |
| 6.501 - 7.000 | 844 | 113,845,849.60 | 38.01 |
| 7.001 - 7.500 | 83 | 12,947,135.09 | 4.32 |
| 7.501 - 8.000 | 59 | 9,001,153.35 | 3.01 |
| 8.001 - 8.500 | 34 | 4,521,279.68 | 1.51 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 3.625%
Maximum: 8.320%
Weighted Average: 6.330%

## *Collateral Characteristics- Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Initial Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 10 | $1,195,140.35 | 0.40% |
| 3.000 | 1,939 | 297,617,798.02 | 99.37 |
| 5.000 | 5 | 679,292.99 | 0.23 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.997%

| *Periodic Cap* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 1.000 | 1,954 | $299,492,231.36 | 100.00% |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

## *Collateral Characteristics - Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Maximum Rate* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| 10.001 - 10.500 | 2 | $433,524.94 | 0.14% |
| 10.501 - 11.000 | 7 | 1,497,439.84 | 0.50 |
| 11.001 - 11.500 | 33 | 6,701,833.80 | 2.24 |
| 11.501 - 12.000 | 96 | 19,501,880.04 | 6.51 |
| 12.001 - 12.500 | 155 | 31,475,972.17 | 10.51 |
| 12.501 - 13.000 | 259 | 49,543,249.37 | 16.54 |
| 13.001 - 13.500 | 249 | 41,233,976.94 | 13.77 |
| 13.501 - 14.000 | 387 | 59,850,290.73 | 19.98 |
| 14.001 - 14.500 | 233 | 31,992,874.09 | 10.68 |
| 14.501 - 15.000 | 216 | 25,972,312.49 | 8.67 |
| 15.001 - 15.500 | 124 | 13,383,567.69 | 4.47 |
| 15.501 - 16.000 | 94 | 8,812,698.79 | 2.94 |
| 16.001 - 16.500 | 50 | 4,921,678.72 | 1.64 |
| 16.501 - 17.000 | 30 | 2,458,610.26 | 0.82 |
| 17.001 - 17.500 | 9 | 694,632.64 | 0.23 |
| 17.501 - 18.000 | 7 | 584,136.29 | 0.20 |
| 18.001 - 18.500 | 2 | 310,416.61 | 0.10 |
| 18.501 - 19.000 | 1 | 123,135.95 | 0.04 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 10.500%
Maximum: 18.550%
Weighted Average: 13.561%

## *Collateral Characteristics-Aggregate (continued)*

Collateral characteristics are listed below as of the Cut-off Date

| *Floor* | | | |
|---|---|---|---|
| (%) | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
| <= 5.500 | 16 | $3,167,677.14 | 1.06% |
| 5.501 - 6.000 | 106 | 21,165,777.32 | 7.07 |
| 6.001 - 6.500 | 147 | 30,026,939.92 | 10.03 |
| 6.501 - 7.000 | 271 | 52,240,798.66 | 17.44 |
| 7.001 - 7.500 | 249 | 41,782,996.40 | 13.95 |
| 7.501 - 8.000 | 393 | 61,129,596.41 | 20.41 |
| 8.001 - 8.500 | 236 | 32,536,989.43 | 10.86 |
| 8.501 - 9.000 | 216 | 25,953,438.51 | 8.67 |
| 9.001 - 9.500 | 125 | 13,475,655.65 | 4.50 |
| 9.501 - 10.000 | 95 | 8,867,272.77 | 2.96 |
| 10.001 - 10.500 | 51 | 4,974,157.40 | 1.66 |
| 10.501 - 11.000 | 30 | 2,458,610.26 | 0.82 |
| 11.001 - 11.500 | 9 | 694,632.64 | 0.23 |
| 11.501 - 12.000 | 7 | 584,136.29 | 0.20 |
| 12.001 - 12.500 | 2 | 310,416.61 | 0.10 |
| 12.501 - 13.000 | 1 | 123,135.95 | 0.04 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |

Minimum: 4.650%
Maximum: 12.550%
Weighted Average: 7.597%

## Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

| *Next Rate Adjustment Date* | Mortgage Loans | Principal Balance ($) | % of Group Principal Balance |
|---|---|---|---|
| 2004-01 | 1 | $66,259.25 | 0.02% |
| 2004-07 | 1 | 268,240.57 | 0.09 |
| 2004-12 | 1 | 81,184.89 | 0.03 |
| 2005-04 | 6 | 704,541.75 | 0.24 |
| 2005-05 | 26 | 4,373,163.87 | 1.46 |
| 2005-06 | 137 | 21,197,974.60 | 7.08 |
| 2005-07 | 1,091 | 166,939,486.09 | 55.74 |
| 2005-08 | 590 | 91,030,347.28 | 30.39 |
| 2005-09 | 11 | 1,027,879.00 | 0.34 |
| 2006-04 | 1 | 424,378.06 | 0.14 |
| 2006-05 | 3 | 713,532.71 | 0.24 |
| 2006-06 | 8 | 918,819.28 | 0.31 |
| 2006-07 | 33 | 5,518,159.82 | 1.84 |
| 2006-08 | 30 | 4,353,830.85 | 1.45 |
| 2008-07 | 9 | 1,159,440.35 | 0.39 |
| 2008-08 | 6 | 714,992.99 | 0.24 |
| **Total:** | **1,954** | **$299,492,231.36** | **100.00%** |